The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
File No. 333-158391

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 3, 2009

$450,000,000

Frontier Communications Corporation

            % Senior Notes due 2018

The notes will mature on                     , 2018. Interest will accrue from                     , 2009, and the first interest payment date will be                     , 2010.

We may, at our option, redeem some or all of the notes at any time, by paying a make-whole premium, plus accrued and unpaid interest, if any, to the date of the redemption. See “Description of the Notes—Optional Redemption.”

The notes will be our senior obligations. The notes will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

The notes will not be listed on any exchange or quoted on any automated dealer quotation system. Currently, there is no public market for the notes.

This offering is not conditioned on the closing of the announced transaction between Frontier and Verizon Communications Inc. (“Verizon”) providing for the spin-off of Verizon’s local exchange business in certain territories and the subsequent merger of the spun-off entity with and into Frontier, nor is this offering subject to an escrow arrangement or a mandatory redemption feature in the event such transaction is not consummated.

Investing in the notes involves risks. See “Supplemental Risk Factors” beginning on page S-15 for a discussion of factors that you should consider carefully before investing in the notes.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Frontier
Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest, if any, from , 2009, if settlement occurs after that date.

Delivery of the notes in book-entry form will be made on or about                     , 2009.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse	Citi	J.P. Morgan

Co-Managers

Barclays Capital	Deutsche Bank Securities	Morgan Stanley

RBS		UBS Investment Bank

The date of this prospectus supplement is                     , 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which does not apply to this offering.

If the description of this offering or the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement and the accompanying prospectus.

S-i

You should rely only on the information contained or incorporated by reference in this prospectus supplement, in the accompanying prospectus and in any free writing prospectus with respect to the offering filed by us with the Securities and Exchange Commission. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to the offering filed by us with the Securities and Exchange Commission and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates and the business, financial condition, results of operations and prospects of the business to be acquired in the Verizon Transaction (as defined herein) may have changed since these dates.

The underwriters are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

As used in this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “Frontier” and the “Company” refer to Frontier Communications Corporation and its subsidiaries, and references to the “combined company” refer to the Company following its completion of the Verizon Transaction, assuming that the Verizon Transaction is completed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. Statements that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. Forward-looking statements may differ from actual future results due to, but not limited to, and our future results may be materially affected by, among others, risks and uncertainties relating to:

•	our ability to complete the Verizon Transaction;

•	the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon Transaction;

•	the failure to receive the IRS ruling approving the tax-free status of the Verizon Transaction;

•

the failure of our stockholders to adopt the merger agreement related to the Verizon Transaction, amend our restated certificate of incorporation to increase the number of authorized shares of our common stock and approve the issuance of shares of our common stock pursuant to the merger agreement;

•	the ability to successfully integrate the operations of the Spinco business (as defined under “Summary—Recent Developments—Verizon Transaction”) into our existing operations;

•	the effects of increased expenses due to activities related to the Verizon Transaction;

S-ii

•	the ability to migrate the West Virginia operations of the Spinco business from Verizon owned and operated systems and processes to our own owned and operated systems and processes successfully;

•	the risk that the growth opportunities and cost synergies from the Verizon Transaction may not be fully realized or may take longer to realize than expected;

•	the sufficiency of the assets contributed by Verizon to enable the combined company to operate the Spinco business;

•	disruption from the Verizon Transaction making it more difficult to maintain relationships with customers, employees or suppliers;

•

the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that Frontier or, if the Verizon Transaction is completed, the combined company will not respond on a timely or profitable basis;

•	reductions in the number of our access lines and high-speed Internet (“HSI”) subscribers or, if the Verizon Transaction is completed, the combined company’s access lines and HSI subscribers;

•	the ability to sell enhanced and data services in order to offset ongoing declines in revenues from local services, switched access services and subsidies;

•	the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation;

•	the effects of competition from cable, wireless and other wireline carriers (through VoIP or otherwise);

•	the ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth;

•

adverse changes in the credit markets or in the ratings given to our debt securities or, if the Verizon Transaction is completed, the combined company’s debt securities, by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing;

•	reductions in switched access revenues as a result of regulation, competition or technology substitutions;

•

the effects of changes in both general and local economic conditions on the markets that we serve or that, if the Verizon Transaction is completed, the combined company will serve, which can affect demand for our or its products and services, customer purchasing decisions, collectability of revenues and required levels of capital expenditures related to new construction of residences and businesses;

•	changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulations;

•

the ability to effectively manage our or, if the Verizon Transaction is completed, the combined company’s operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our or the combined company’s debt;

•	the effects of bankruptcies and home foreclosures, which could result in increased bad debts;

•

the effects of technological changes and competition on our capital expenditures and product and service offerings or, if the Verizon Transaction is completed, the capital expenditures and product and service offerings of the combined company, including the lack of assurance that our or its network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;

•	the effects of increased medical, retiree and pension expenses and related funding requirements;

•	changes in income tax rates, tax laws, regulations or rulings, or federal or state tax assessments;

•

the effects of state regulatory cash management policies on our ability or, if the Verizon Transaction is completed, the combined company’s ability to transfer cash among our or the combined company’s subsidiaries and to the parent company;

S-iii

•	the ability to successfully renegotiate union contracts expiring in 2009 and thereafter;

•

declines in the value of our pension plan assets or, if the Verizon Transaction is completed, the combined company’s pension plan assets, which could require us or the combined company to make contributions to the pension plan beginning no earlier than 2010;

•

the effects of any unfavorable outcome with respect to any current or future legal, governmental or regulatory proceedings, audits or disputes with respect to us or, if the Verizon Transaction is completed, the combined company;

•	the possible impact of adverse changes in political or other external factors over which we or, if the Verizon Transaction is completed, the combined company, would have no control; and

•	the effects of hurricanes, ice storms or other severe weather.

Any of the foregoing events, or other events, could cause financial information to vary from management’s forward-looking statements included in this prospectus supplement and the accompanying prospectus. You should consider these important factors, as well as the risk factors set forth in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and in the accompanying prospectus, in evaluating any statement made in or incorporated by reference in this prospectus or the accompanying prospectus supplement. For the foregoing reasons, we caution you against unduly relying on any forward-looking statements. We undertake no obligation to update or revise these forward-looking statements, except as required by law.

S-iv

SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. As used in this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Frontier” and the “Company” refer to Frontier Communications Corporation and its subsidiaries, and references to the “combined company” refer to the Company following its completion of the Verizon Transaction (as defined under “—Recent Developments”), assuming that the Verizon Transaction is completed.

Our Company

We are a communications company providing services to rural areas and small and medium-sized towns and cities. We generated revenues of approximately $2.2 billion for the fiscal year ended December 31, 2008 and approximately $1.1 billion for the six months ended June 30, 2009. We operated in 24 states with approximately 2,189,000 access lines, 614,000 HSI subscribers and 157,000 video subscribers as of June 30, 2009.

Incorporated in November 1935, we are the sixth largest incumbent local exchange carrier in the United States based on number of access lines. We are typically the leading incumbent carrier in the markets we serve and provide the “last mile” of communications services to residential and business customers in these markets.

The services that we provide include access services, local and long distance services, data and internet services, directory services, television services and, more recently, wireless services. Through our access services, we allow other carriers the use of our facilities to originate and terminate their long distance voice and data traffic. We also allow certain carriers and high-volume commercial customers access to dedicated high-capacity circuits. Through our local services, we provide basic and enhanced telephone wireline access services to residential and business customers. Through our long distance services, we offer local services customers the opportunity to obtain both local and long distance calling service from us. Our data and internet services offer customers a range of internet access and data transfer options. Our directory services involve the provision of white and yellow pages directories for residential and business listings. We provide television services in partnership with a satellite television provider.

Our mission is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We offer a variety of voice, data and internet, and television services that are available as bundled or packaged solutions and for some products, a la carte. We believe that superior customer service and innovative product positioning will continue to differentiate us from our competitors in the markets in which we compete.

Recent Developments

Verizon Transaction

As previously announced, on May 13, 2009, we entered into a merger agreement providing for a merger (the “merger”) that will combine Frontier with New Communications Holdings Inc. (“Spinco”), a newly formed subsidiary of Verizon Communications Inc. (“Verizon”). We expect the merger to close during the second quarter of 2010. Pursuant to the Agreement and Plan of Merger, dated as of May 13, 2009, as amended, by and among Verizon, Spinco and Frontier (the “merger agreement”), Spinco will merge with and into Frontier, and Frontier will survive as the combined company conducting the combined business operations of Frontier and Spinco. Spinco will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South

Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon (collectively, the “Spinco territory”), including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory (collectively, the “Spinco business”). Immediately prior to the merger, Spinco will be spun off to Verizon stockholders. The merger will result in Frontier acquiring approximately 4,800,000 access lines, based on access lines of the Spinco business as of December 31, 2008, and certain related business assets from Verizon. Following the merger, the separate existence of Spinco will cease and the combined company will continue to operate under the Frontier name. The forgoing transactions are collectively referred to as the “Verizon Transaction.”

The completion of the Verizon Transaction is subject to a number of conditions, including the availability of financing on terms that satisfy certain requirements (including with respect to pricing and maturity) and the receipt of the proceeds thereof that, taken together with any Spinco debt securities issued and the aggregate amount of the distribution date indebtedness (as defined below), equal $3.333 billion. Other conditions to the Verizon Transaction include (i) the absence of a governmental order that would constitute a materially adverse regulatory condition, (ii) the receipt of applicable regulatory consents, (iii) the receipt of certain rulings from the Internal Revenue Service and certain tax opinions, (iv) the approval of our stockholders, (v) the absence of a material adverse effect on Frontier or on Spinco or the Spinco business and (vi) other customary closing conditions.

This offering is not conditioned on the closing of the Verizon Transaction, nor is this offering subject to an escrow arrangement or a mandatory redemption feature in the event that the Verizon Transaction is not consummated.

See “—Verizon Transaction Summary,” “The Verizon Transaction,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Financial Information” in this prospectus supplement for more information regarding the Verizon Transaction.

Concurrent Debt Tender Offer

On September 17, 2009, we commenced a $700 million tender offer for certain of our outstanding debt securities (the “Tender Offer”). Pursuant to the Tender Offer and not this prospectus supplement or the accompanying prospectus, we are offering to purchase for cash any and all of our 9.250% Senior Notes due 2011 (the “2011 Notes”) and as many of our 6.250% Senior Notes due 2013 (the “2013 Notes”) as we can purchase with aggregate cash consideration (excluding accrued interest) equal to the lesser of (i) $250 million and (ii) the difference between $700 million and the aggregate amount of consideration (excluding accrued interest) used to purchase the 2011 Notes tendered pursuant to the Tender Offer.

The price per $1,000 aggregate principal amount of 2011 Notes accepted for purchase will be $1,062.50, plus an early tender premium of $30 for 2011 Notes tendered on or before the close of business on September 30, 2009. The price per $1,000 aggregate principal amount of 2013 Notes accepted for purchase will be $970, plus an early tender premium of $30 for 2013 Notes tendered on or before the close of business on September 30, 2009. The Tender Offer will expire on October 16, 2009.

We will use the net proceeds of this offering, together with cash on hand, if necessary, to purchase our outstanding debt securities pursuant to the Tender Offer. See “Use of Proceeds.” The successful completion of this offering is an express condition to our obligation to purchase securities tendered pursuant to the Tender Offer, but the completion of the Tender Offer is not a condition to the sale of the notes offered pursuant to this prospectus supplement. If the Tender Offer is terminated for any reason (other than the termination of this offering), we intend to use the proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt. Such purchases may be made in open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise.

Verizon Transaction Summary

Spinco

The Spinco business had approximately 4,800,000 access lines as of December 31, 2008, and approximately 4,500,000 access lines as of June 30, 2009. The Spinco business generated revenues of approximately $4.4 billion for the year ended December 31, 2008, and approximately $2.1 billion for the six months ended June 30, 2009.

Pursuant to a distribution agreement (the “distribution agreement”), Verizon will contribute to Spinco defined assets and liabilities of its local exchange business and related landline activities in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. This prospectus supplement describes Spinco as if it had the assets, liabilities and customers that will be transferred to it prior to completion of the Verizon Transaction for all periods and dates presented. The Spinco business consists of local exchange service, designated intrastate and interstate long distance service, network access service, Internet access service, enhanced voice and data services, digital subscriber line services (“DSL”), fiber-to-the-premises voice, broadband and video services, wholesale services, operator services, directory assistance services, customer service to end users, and, in connection with the foregoing, repairs, billing and collections, as well as other specified activities of Verizon in the Spinco territory. The conveyed assets will specifically include designated fiber-to-the-premises network elements and customer premises equipment at fiber-to-the-premises subscriber locations in the states of Indiana, Oregon and Washington and specified related transmission facilities.

The Combined Company

The combined company is expected to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest incumbent local exchange carrier, with more than 7,000,000 access lines, 8,600,000 voice and broadband connections and 16,000 employees in 27 states on a pro forma basis as of December 31, 2008. The combined company will offer voice, data and video services to customers in its expanded geographic footprint. Assuming the merger had occurred on January 1, 2008, the combined company’s revenues on a pro forma basis would have been approximately $6.5 billion for the year ended December 31, 2008, and approximately $3.1 billion for the six months ended June 30, 2009.

The Transactions

The Spin-Off

As part of the spin-off, Verizon will engage in a series of preliminary restructuring transactions to effect the transfer to entities that will become Spinco subsidiaries of defined assets and liabilities of the local exchange business and related landline activities of Verizon in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. In connection with these and related preliminary restructuring transactions, Verizon will contribute all of the equity interests of the Spinco subsidiaries to Spinco. Also in connection with these contributions, Spinco will issue additional shares of Spinco common stock to Verizon, which will be distributed in the spin-off to Verizon stockholders.

After the contributions and immediately prior to the merger, Verizon will spin off Spinco by distributing all of the shares of Spinco common stock to a third-party distribution agent to be held collectively for the benefit of Verizon stockholders. Spinco will then merge with and into Frontier, and the shares of Spinco common stock will be immediately converted into the number of shares of Frontier common stock that Verizon stockholders will be entitled to receive in the merger.

In connection with these contributions, Verizon will receive from Spinco $3.333 billion in aggregate value in the form of:

•	a special cash payment;

•

a reduction in the consolidated indebtedness of Verizon as a result of pre-existing long-term indebtedness to third parties (which may include current maturities) of Verizon subsidiaries that conduct the Spinco business (“distribution date indebtedness”) becoming the consolidated indebtedness of Spinco as a result of the spin-off (and becoming part of the consolidated indebtedness of the combined company as a result of the merger); and

•	if required, senior unsecured debt securities of Spinco (the “Spinco debt securities”). Frontier and Verizon do not expect that any Spinco debt securities will be issued.

Special Cash Payment. The amount of the special cash payment from Spinco will not exceed the lesser of (i)(x) $3.333 billion minus (y) the aggregate amount of distribution date indebtedness and (ii) Verizon’s estimate of the tax basis in the assets transferred to Spinco. Verizon currently anticipates that Verizon’s tax basis in the assets to be transferred to Spinco will be greater than or equal to $3.333 billion. We and Verizon will jointly solicit proposals from reputable financing sources to provide Spinco with debt financing in the form of one or more term loan bank borrowings or capital markets issuances by Spinco prior to or substantially contemporaneous with the spin-off (the “special cash payment financing”) in order to finance the special cash payment to Verizon.

Distribution Date Indebtedness

Prior to the distribution date, all intercompany loans from Verizon to the Spinco business will be settled. It is anticipated that $200 million in principal amount of 6.375% Debentures Series F, due February 15, 2010, issued by a Verizon subsidiary that will become a subsidiary of Spinco, that were outstanding as of June 30, 2009 will mature prior to the closing date of the merger. As a result, Frontier and Verizon anticipate that distribution date indebtedness will consist of $50 million in principal amount of 8.40% Debentures due 2029, $200 million in principal amount of 6.73% Debentures, Series G, due 2028 and $175 million in principal amount of 6.30% Debentures, Series C, due 2010, in each case issued by Verizon subsidiaries that will become subsidiaries of Spinco. However, if the $175 million in principal amount of 6.30% Debentures, Series C, due June 1, 2010 matures prior to the closing date of the Verizon Transaction, the obligations under such debentures will not be included in the distribution date indebtedness.

The Merger

In the merger, Spinco will merge with and into Frontier in accordance with the terms of the merger agreement and, following completion of the merger, the separate existence of Spinco will cease. Frontier will survive the merger as the combined company and will hold and conduct the combined business operations of Frontier and Spinco.

Verizon stockholders will be entitled to receive a number of shares of common stock of Frontier, as the combined company, to be determined based on the calculation set forth in the merger agreement.

Additional Information

For more detailed information regarding the Verizon Transaction and the related agreements, see our Current Report on Form 8-K, filed with the SEC on September 17, 2009, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” “Description of the Business of the Combined Company,” and “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement and the financial statements included elsewhere in this prospectus supplement.

The Special Meeting

A special meeting of stockholders of Frontier will be held at Frontier’s offices in Stamford, Connecticut, on Tuesday, October 27, 2009, at 9:00 a.m., local time. At the special meeting, our stockholders will be asked to consider and vote on proposals:

•	to adopt the merger agreement;

•	to amend Frontier’s restated certificate of incorporation to increase the number of authorized shares of Frontier common stock from 600,000,000 to 1,750,000,000; and

•	to approve the issuance of Frontier common stock pursuant to the merger agreement.

No vote by Verizon stockholders is required or is being sought in connection with the spin-off or the merger. Verizon, as the sole stockholder of Spinco, has already approved the merger.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The sections entitled “Description of the notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus contain more detailed descriptions of the terms and conditions of the notes and the indenture governing the Notes. In this subsection, “we,” “us” and “our” refer only to Frontier Communications Corporation and not to any of our subsidiaries.

Issuer	Frontier Communications Corporation

Notes Offered	$450,000,000 aggregate principal amount of % Senior Notes due 2018.

Maturity Date	, 2018.

Interest	We will make interest payments on the notes semi-annually in arrears on and of each year, beginning on , 2010. Interest will accrue from , 2009.

Ranking	The notes will be our senior unsecured obligations and will rank:

•	equal in right of payment to all of our existing and future senior unsecured indebtedness;

•	effectively junior to all of our existing and future senior secured indebtedness (all of which is currently at our subsidiaries) to the extent of the assets securing such indebtedness;

•	effectively junior to all existing and future indebtedness and other liabilities and commitments of our subsidiaries (including trade payables and capital lease obligations); and

•	senior in right of payment to all of our existing and future subordinated indebtedness, if any.

As of June 30, 2009, we and our subsidiaries had approximately $4.9 billion of indebtedness. At such date, the notes would have ranked effectively junior to (i) approximately $16.1 million of senior secured indebtedness to the extent of the assets securing such indebtedness (all of which would have been at our subsidiaries) and (ii) approximately $323.5 million of liabilities of our subsidiaries, including approximately $52.1 million of indebtedness (including the secured indebtedness) and excluding deferred income tax liabilities and intercompany liabilities. In addition, if the Verizon Transaction is completed, Frontier will have additional indebtedness in the amount of approximately $3.4 billion, which includes additional indebtedness in an amount currently expected to be up to approximately $425 million that will be held by Frontier’s subsidiaries at the closing of the Verizon Transaction, assuming that the Verizon Transaction closes before June 2010. The notes will also be effectively subordinated to such subsidiary indebtedness if the Verizon Transaction is completed.

The indenture governing the notes will not restrict the amount of debt we may incur including senior debt which will be pari passu with the notes except that the indenture will limit, subject to important qualifications, the amount of debt our subsidiaries may incur. The notes will rank effectively junior to any such additional subsidiary debt.

Optional Redemption	At any time, we may redeem some or all of the notes by paying a specified “make-whole” premium set forth under “Description of the Notes—Optional Redemption.”

Covenants	We will issue the notes under an indenture between us and The Bank of New York Mellon, as trustee. The indenture will include covenants that limit our ability and each of our subsidiaries’ ability to:

•	incur indebtedness at our subsidiaries;

•	create liens; and

•	merge or consolidate with other companies.

These covenants are subject to important exceptions and qualifications, including exceptions which permit the consummation of the Verizon Transaction. In addition, we and each of our subsidiaries will not be subject to the covenant described under “Description of the Notes— Covenants—Limitation on Subsidiary Indebtedness,” including any limitation on indebtedness of subsidiaries, at any time after the notes achieve investment grade ratings by S&P and Moody’s. See “Description of the Notes—Termination of Certain Covenants.”

Change of Control	Following a change of control and ratings decline (as defined herein), we will be required to offer to purchase all of the notes at a purchase price equal to 101% of their respective principal amounts, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Repurchase of Notes upon a Change of Control Triggering Event.”

Absence of Established Market for the Notes	The notes are a new issue of securities, and currently there is no market for them. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for any quotation system to quote them. The underwriters have advised us that they intend to make a market for the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid market will develop for the notes.

Use of Proceeds

The net proceeds from the offering will be approximately $             million. We will use the net proceeds from the sale of the notes, together with cash on hand, if necessary, to purchase our 2011 Notes and 2013 Notes in the Tender Offer. If the Tender Offer is

terminated for any reason (other than the termination of this offering), or if any net proceeds remain after application of the net proceeds as described above, we intend to use such proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt. See “Use of Proceeds.”

Verizon Transaction	This offering is not conditioned on the closing of the Verizon Transaction, nor is this offering subject to an escrow arrangement or a mandatory redemption feature in the event that the Verizon Transaction is not consummated.

Risk Factors	Your investment in the notes will involve risks. You should consider carefully all of the information set forth in this prospectus supplement, the accompanying prospectus, any free writing prospectus with respect to this offering filed by us with the Securities and Exchange Commission and the documents incorporated by reference herein and, in particular, you should evaluate the risks in this prospectus supplement under “Supplemental Risk Factors,” in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding whether to purchase any notes in this offering.

Governing Law	The notes will be governed by the laws of the State of New York.

Trustee	The Bank of New York Mellon.

Summary Historical Consolidated Financial Information of Frontier

The following tables present our summary historical consolidated financial and operating information for the periods indicated. The summary statements of operations information for the six months ended June 30, 2009 and 2008 and the selected balance sheet data as of June 30, 2009 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus supplement. In the opinion of our management, all adjustments considered necessary for a fair presentation of the interim June 30, 2009 and 2008 financial information have been included. The summary historical consolidated financial information as of December 31, 2008 and 2007 and for each of the three fiscal years in the three-year period ended December 31, 2008 is derived from our audited historical consolidated financial statements included elsewhere in this prospectus supplement. The summary historical consolidated financial information as of December 31, 2006, 2005 and 2004 and for each of the two fiscal years in the two-year period ended December 31, 2005 is derived from our audited historical consolidated financial statements not included or incorporated by reference into this prospectus supplement or the accompanying prospectus. The operating data below is unaudited for all periods. Our operating results for the six months ended June 30, 2009 are not necessarily indicative of the results to be expected for any future periods.

This information is only a summary and should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations and the historical consolidated financial statements and notes thereto referred to above.

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands, except per share amounts)	2009	2008	2008	2007	2006	2005	2004
	(unaudited)
Statements of Operations Information:
Revenue(1)	$1,070,098	$1,131,755	$2,237,018	$2,288,015	$2,025,367	$2,017,041	$2,022,378
Operating income	$276,126	$326,281	$642,456	$705,416	$644,490	$588,968	$460,301
Income from continuing operations	$65,265	$102,143	$184,274	$216,514	$258,321	$189,923	$57,609
Net income attributable to common shareholders of Frontier	$64,221	$101,367	$182,660	$214,654	$344,555	$202,375	$72,150
Other Financial Data:
Capital expenditures	$110,364	$123,723	$288,264	$315,793	$268,806	$259,448	$263,949
Adjusted EBITDA(1)(2). . . . . .	$546,502	$611,611	$1,204,257	$1,251,272	$1,120,977	$1,109,172	$1,009,682

	As of June 30,	As of December 31,
($ in thousands)	2009	2008	2007	2006	2005	2004
	(unaudited)
Balance Sheet Data:
Total assets	$7,018,184	$6,888,676	$7,256,069	$6,797,536	$6,427,567	$6,679,899
Long-term debt	$4,944,989	$4,721,685	$4,736,897	$4,467,086	$3,995,130	$4,262,658
Total shareholders’ equity of Frontier	$438,056	$519,045	$997,899	$1,058,032	$1,041,809	$1,362,240
Operating Data:
Access lines	2,189,127	2,254,333	2,429,142	2,126,574	2,237,539	2,336,423
High-speed Internet subscribers	613,810	579,943	522,845	393,184	318,096	220,313
Video subscribers	157,353	119,919	93,596	62,851	32,326	0

(1)	Operating results include activities from Frontier’s Vermont Electric segment for three months of 2004, and for Commonwealth Telephone Enterprises, Inc. (“Commonwealth” or “CTE”), from the date of its acquisition on March 8, 2007 and for Global Valley Networks, Inc. and GVN Services (collectively, “GVN”), from the date of their acquisition on October 31, 2007.

(2)	Adjusted EBITDA is a non-GAAP financial measure which we define as operating income plus depreciation and amortization. A reconciliation of the differences between Adjusted EBITDA and the most comparable financial measure calculated and presented in accordance with GAAP is included in the table that follows. Adjusted EBITDA is, by definition, not a measure of financial performance under GAAP and is not an alternative to operating income or net income reflected in the statement of operations or to cash flow, as reflected in the statement of cash flows, and it is not necessarily indicative of cash available to fund all cash needs. Adjusted EBITDA as used by us may not be comparable to similarly titled measures of other companies.

We believe that presentation of Adjusted EBITDA provides useful information to investors regarding our financial condition and results of operations because Adjusted EBITDA, when used in conjunction with related GAAP financial measures, (i) provides a more comprehensive view of our core operations and ability to generate cash flow, (ii) provides investors with the financial analytical framework upon which management bases financial, operational, compensation and planning decisions and (iii) presents measurements that investors and rating agencies have indicated to management are useful to them in assessing us and our results of operations.

Management uses Adjusted EBITDA to (i) assist in analyzing our underlying financial performance from period to period, (ii) evaluate the financial performance of our business units, (iii) analyze and evaluate strategic and operational decisions, (iv) establish criteria for compensation decisions, and (v) assist management in understanding our ability to generate cash flow and, as a result, to plan for future capital and operational decisions. Management uses Adjusted EBITDA in conjunction with related GAAP financial measures. We believe that Adjusted EBITDA is meaningful and useful for the reasons outlined above.

While we utilize Adjusted EBITDA in managing and analyzing our business and financial condition and believe it is useful to management and to investors for the reasons described above, Adjusted EBITDA has certain shortcomings. Management compensates for the shortcomings of Adjusted EBITDA by utilizing it in conjunction with comparable GAAP financial measures. The information presented in this section should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

The following are the components of Adjusted EBITDA for each of the years in the five-year period ended December 31, 2008 and for the six months ended June 30, 2009.

	Six Months Ended June 30,		Year Ended December 31,
(In thousands)	2009	2008	2008	2007		2006	2005	2004
	(unaudited)
Operating income	$276,126	$326,281	$642,456	$705,416		$644,490	$588,968	$460,301
Depreciation and amortization	270,376	285,330	561,801	545,856		476,487	520,204	549,381
Adjusted EBITDA(a)	$546,502	$611,611	$1,204,257	$1,251,272	(b)	$1,120,977	$1,109,172	$1,009,682

(a)	Adjusted EBITDA includes charges for acquisition related costs, severance and early retirement costs, non-cash pension costs and legal settlement costs. Such amounts were $10,751, $2,567, $16,454 and $0, respectively, for the six months ended June 30, 2009, and $0, $3,371, $(1,060) and $859, respectively, for the six months ended June 30, 2008.
(b)	Includes $38,700 in access revenue as a result of a significant carrier dispute settlement and $14,379 in pension curtailment gain, without which Adjusted EBITDA would have been $1,198,193.

Summary Historical Combined Financial Data of Verizon’s

Separate Telephone Operations

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to designated customers in those states. Verizon’s Separate Telephone Operations comprise portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., (“Verizon Northwest”), Verizon North Inc., (“Verizon North”) (after the transfer of specific operations, assets and liabilities of Verizon North and Verizon Northwest), and Verizon West Virginia Inc., (“Verizon West Virginia”); also included in Verizon’s Separate Telephone Operations are customer relationships for related long distance services offered by portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC (“VLD”), and Verizon Online LLC (“VOL”), in the Spinco territory. Verizon’s Separate Telephone Operations exclude all activities of Verizon Business Global LLC and Cellco Partnership (d/b/a Verizon Wireless) (“Cellco”). The following selected historical combined financial data of Verizon’s Separate Telephone Operations for the six months ended June 30, 2009 and 2008 and as of June 30, 2009 have been derived from the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations included elsewhere in this prospectus supplement. The following selected historical combined special-purpose financial data of Verizon’s Separate Telephone Operations for each of the fiscal years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 have been derived from the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations included elsewhere in this prospectus supplement. The selected historical combined special-purpose financial data for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 have been derived from the unaudited combined special-purpose financial statements of Verizon’s Separate Telephone Operations that have not been included in or incorporated by reference into this prospectus supplement. The results of operations for the interim periods are not necessarily indicative of the results of operations which might be expected for the entire year, but in the opinion of Verizon’s management, include all adjustments for the fair presentation of interim financial information.

See “Unaudited Pro Forma Condensed Combined Financial Information” for a detailed description of assets and liabilities of Verizon’s Separate Telephone Operations that will be contributed to Spinco, other assets and liabilities of Verizon’s Separate Telephone Operations that will not be contributed to Spinco, and expenses that will not be expenses of the combined company as well as other similar adjustments, in each case assuming consummation of the Verizon Transaction.

The summary historical combined financial data of Verizon’s Separate Telephone Operations should be read in conjunction with the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the six months ended June 30, 2009 and 2008 and the notes thereto and the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the years ended December 31, 2008, 2007 and 2006 and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Verizon’s Separate Telephone Operations” included elsewhere in this prospectus supplement.

	Six Months Ended June 30,		Year Ended December 31,
($ in millions)	2009	2008	2008	2007	2006	2005	2004
	(unaudited)					(unaudited)
Statements of Income:
Operating revenues	$2,074	$2,201	$4,352	$4,527	$4,674	$4,831	$4,855
Operating income(1)	411	603	1,044	1,159	1,162	1,046	1,072
Net income	237	335	552	603	638	538	612

Other Financial Data:
Capital expenditures	$279	$364	$730	$703	$702	$733	$653

	As of June 30,	As of December 31,
($ in millions)	2009	2008	2007	2006	2005	2004
	(unaudited)			(unaudited)
Statements of Selected Assets, Selected Liabilities and Parent Funding:
Total selected assets	$8,750	$8,926	$9,059	$9,119	$9,375	$9,608
Long-term debt, including current portion	624	622	1,319	1,315	1,732	1,882
Employee benefit obligations	1,197	1,160	1,068	991	930	815
Parent funding	4,803	4,952	4,548	4,443	4,270	4,144

(1)	Operating expenses in the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, 2006 and 2004 included special charges related to pension settlement losses and severance plans of $139 million, $107 million, $53 million, $42 million and $121 million, respectively.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table shows summary unaudited pro forma condensed combined financial data about the financial condition and results of operations of Frontier, as the combined company, assuming consummation of and after giving effect to the Verizon Transaction, and is based upon the historical consolidated financial data of Frontier and the historical combined special-purpose financial data of Verizon’s Separate Telephone Operations included elsewhere in this prospectus supplement. The unaudited pro forma condensed combined financial data has been prepared to reflect the merger based on the acquisition method of accounting, with Frontier treated as the accounting acquirer. Under the acquisition method, the assets and liabilities of Verizon’s Separate Telephone Operations will be recorded by Frontier at their respective fair values as of the date the merger is completed. The unaudited pro forma condensed combined statements of operations information, which have been prepared for the six months ended June 30, 2009 and the year ended December 31, 2008, give effect to the transactions as if the Verizon Transaction had occurred on January 1, 2008. The unaudited pro forma condensed combined balance sheet data has been prepared as of June 30, 2009, and gives effect to the Verizon Transaction as if it had occurred on that date. The unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of Frontier, the combined special-purpose financial statements and the related notes of Verizon’s Separate Telephone Operations, and the unaudited pro forma condensed combined financial information, including the notes thereto, included elsewhere in this prospectus supplement.

The unaudited pro forma condensed combined financial data is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the Verizon Transaction been completed at the dates indicated above. In addition, the unaudited pro forma condensed combined financial data does not purport to project the future financial position or results of operation of Frontier, as the combined company, assuming completion of the Verizon Transaction. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information included elsewhere in this prospectus supplement, the preliminary allocation of the transaction consideration reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual transaction consideration allocation that will be recorded as of completion of the merger.

	Pro Forma
($ in millions, except per share amounts)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(unaudited)

Statements of Operations Information:
Revenue	$3,103	$6,494
Operating income	697	1,507
Net income	251	565

	As of June 30, 2009
	(unaudited)
Balance Sheet Data:
Property, plant and equipment, net	$8,618
Goodwill, net	6,033
Total assets	17,826
Long-term debt	7,958
Shareholders’ equity	5,651

Ratio of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of this ratio, earnings consist of pre-tax income from continuing operations before income (loss) from equity investees, and after deductions for income attributable to the noncontrolling interest in a partnership, plus fixed charges (except for interest capitalized and preferred dividend requirements of consolidated subsidiaries) and distributed income of equity investees. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed to be representative of interest.

	Six Months Ended		Fiscal Year Ended
	June 30, 2009	June 30, 2008	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Consolidated Ratios of Earnings to Fixed Charges	1.52	1.78	1.76	1.87	2.13	1.75	1.13

SUPPLEMENTAL RISK FACTORS

You should carefully consider the supplemental risks described below in addition to the risks described in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus, before investing in the notes. See “Where You Can Find More Information” and “Incorporation by Reference.” You could lose part or all of your investment.

Risks Related to the Verizon Transaction

The Verizon Transaction may not be consummated on the terms or timeline currently contemplated or at all and this offering is not conditioned upon the consummation of the Verizon Transaction.

The consummation of the Verizon Transaction is subject to certain conditions, including (i) the availability of financing on terms that satisfy certain requirements (including with respect to pricing and maturity) and the receipt of the proceeds thereof that, taken together with any Spinco debt securities and the aggregate amount of the distribution date indebtedness, equal $3.333 billion, (ii) the absence of a governmental order that would constitute a materially adverse regulatory condition, (iii) the receipt of applicable regulatory consents, (iv) the receipt of certain rulings from the Internal Revenue Service and certain tax opinions, (v) the approval of our stockholders, (vi) the absence of a material adverse effect on Frontier or on Spinco or the Spinco business and (vii) other customary closing conditions. We can make no assurances that the Verizon Transaction will be consummated on the terms or timeline currently contemplated, or at all. We have and will continue to expend a significant amount of capital and management’s time and resources on the Verizon Transaction, and a failure to consummate the transaction as currently contemplated, or at all, could have a material adverse effect on our business and results of operations. In addition, the trading price of our securities, including the notes, could be adversely affected if the Verizon Transaction is not consummated as currently contemplated, or at all.

This offering is not conditioned on the closing of the Verizon Transaction and is not subject to an escrow arrangement or a mandatory redemption feature in the event that the acquisition is not consummated. The notes offered hereby will remain outstanding whether or not the Verizon Transaction is consummated. Accordingly, you should only invest in the notes if you are prepared to hold an investment in the notes as an obligation of Frontier on a stand-alone basis without regard to its acquisition of the Spinco business.

Frontier’s effort to combine Frontier’s business and the Spinco business may not be successful.

The acquisition of the Spinco business is the largest and most significant acquisition Frontier has undertaken. Frontier management will be required to devote a significant amount of time and attention to the process of integrating the operations of Frontier’s business and the Spinco business, which may decrease the time they will have to serve existing customers, attract new customers and develop new services or strategies. Frontier expects that the Spinco business will be operating on an independent basis, separate from Verizon’s other businesses and operations, immediately prior to the closing of the merger (other than with respect to the portion operated in West Virginia, which is expected to be ready for integration into Frontier’s existing business at the closing of the merger) and will not require significant post-closing integration for Frontier to continue the operations of the Spinco business immediately after the merger. However, the size and complexity of the Spinco business and the process of using Frontier’s existing common support functions and systems to manage the Spinco business after the merger, if not managed successfully by Frontier management, may result in interruptions of the business activities of the combined company that could have a material adverse effect on the combined company’s business, financial condition and results of operations. In addition, Frontier management will be required to devote a significant amount of time and attention before completion of the merger to the process of migrating the systems and processes supporting the operations of the Spinco business in West Virginia from systems owned and operated by Verizon to those owned and operated by Frontier. The size, complexity and timing of this migration, if not managed successfully by Frontier management, may result in interruptions of Frontier’s business activities.

The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger.

The success of the merger will depend, in part, on the ability of the combined company to realize anticipated growth opportunities and cost synergies. The combined company’s success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of Frontier’s business and operations and the Spinco business and operations. Even if the combined company is able to integrate the Frontier and Spinco businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies that Frontier currently expects from this integration within the anticipated time frame or at all. For example, the combined company may be unable to eliminate duplicative costs, or the benefits from the merger may be offset by costs incurred or delays in integrating the companies.

If the assets contributed to Spinco by Verizon are insufficient to operate the Spinco business, it could adversely affect the combined company’s business, financial condition and results of operations.

Pursuant to the distribution agreement, Verizon will contribute to Spinco defined assets and liabilities of its local exchange business and related landline activities in the Spinco territory, including Internet access and long distance services and broadband video provided to designated customers in the Spinco territory. The merger agreement provides that all the contributions will be made so that the Spinco business (other than the portion conducted in West Virginia) is segregated from Verizon’s other businesses at least 60 days prior to the closing of the spin-off and merger. However, the contributed assets may not be sufficient to operate all aspects of the Spinco business and the combined company may have to use assets or resources from Frontier’s existing business or acquire additional assets in order to operate the Spinco business, which could adversely affect the combined company’s business, financial condition and results of operations.

Pursuant to the distribution agreement, the combined company has certain rights to cause Verizon to transfer to it any assets required to be contributed to Spinco under that agreement that were not contributed as required. If Verizon were unable or unwilling to transfer those assets to the combined company, or if Verizon and the combined company were to disagree about whether those assets were required to be contributed to Spinco under the distribution agreement, the combined company might not be able to obtain those assets or similar assets from others without significant costs or at all.

The combined company’s business, financial condition and results of operations may be adversely affected following the merger if it is not able to obtain consents to assign certain Verizon contracts to Spinco.

Certain wholesale, large business, Internet service provider and other customer contracts that are required to be assigned to Spinco by Verizon require the consent of the customer party to the contract to effect this assignment. Verizon and the combined company may be unable to obtain these consents on terms favorable to the combined company or at all, which could have a material adverse impact on the combined company’s business, financial condition and results of operations following the merger.

Regulatory agencies may delay approval of the spin-off and the merger, fail to approve them, or approve them in a manner that may diminish the anticipated benefits of the merger.

Completion of the spin-off and the merger is conditioned upon the receipt of certain government consents, approvals, orders and authorizations. While Frontier and Verizon intend to pursue vigorously all required governmental approvals and do not know of any reason why they would not be able to obtain the necessary approvals in a timely manner, the requirement to receive these approvals before the spin-off and merger could delay the completion of the spin-off and merger, possibly for a significant period of time after Frontier stockholders have approved the merger proposals. Any delay in the completion of the spin-off and the merger could diminish the anticipated benefits of the spin-off and the merger or result in additional transaction costs, loss of revenues or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the spin-off and the merger could make it more difficult for Frontier to maintain or to pursue particular business strategies. In addition, until the spin-off and the merger are completed, the attention of Frontier management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on obtaining regulatory approvals.

Further, governmental agencies may decline to grant required approvals, or they may impose conditions on their approval of the spin-off and the merger that could have an adverse effect on the combined company’s business, financial condition and results of operations. Any amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off will increase the aggregate number of shares of Frontier common stock to be issued pursuant to the merger agreement, and any such increase could be significant.

The merger agreement contains provisions that may discourage other companies from trying to acquire Frontier.

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to Frontier prior to the closing of the merger that might result in greater value to Frontier stockholders than the merger. The merger agreement generally prohibits Frontier from soliciting any acquisition proposal, and Frontier may not terminate the merger agreement in order to accept an alternative business combination proposal that might result in greater value to Frontier stockholders than the merger. Further, even if the Frontier board withdraws or modifies its recommendation of the merger, it will still be required to submit the merger to a vote of its stockholders. In addition, before the Frontier board may withdraw or modify its recommendation, Verizon has the opportunity to offer to modify the terms of the merger in response to any competing acquisition proposals that may be made. If the merger agreement is terminated by Frontier or Verizon in certain circumstances, Frontier may be obligated to pay a termination fee of $80 million to Verizon, which would represent an additional cost for a potential third party seeking a business combination with Frontier.

Failure to complete the merger could adversely affect the trading price of Frontier’s securities as well as Frontier’s business, financial condition and results of operations.

If the merger is not completed for any reason, the trading price of Frontier’s securities, including the notes, may decline to the extent that the market price of such securities reflects positive market assumptions that the merger will be completed and the related benefits will be realized. Frontier may also be subject to additional risks if the merger is not completed, including:

•	the requirement in the merger agreement that, under certain circumstances, Frontier pay Verizon a termination fee of $80 million;

•	substantial costs related to the merger, such as legal, accounting, filing, financial advisory and financial printing fees, which must be paid regardless of whether the merger is completed; and

•	potential disruption to the business of Frontier and distraction of its workforce and management team.

If the spin-off does not qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code (the “Code”), including as a result of subsequent acquisitions of stock of Verizon or Frontier, then Verizon or Verizon stockholders may be required to pay substantial U.S. federal income taxes, and Frontier may be obligated to indemnify Verizon for such taxes imposed on Verizon.

The spin-off and merger are conditioned upon Verizon’s receipt of a private letter ruling from the IRS to the effect that the spin-off and certain related transactions will qualify as tax-free to Verizon, Spinco and the Verizon stockholders for U.S. federal income tax purposes (the “IRS ruling”). A private letter ruling from the IRS generally is binding on the IRS. However, the IRS ruling will not rule that the spin-off satisfies every requirement for a tax-free spin-off, and the parties will rely solely on the opinion of counsel described below for comfort that such additional requirements are satisfied.

The IRS ruling will be based on, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the IRS ruling. In addition, the IRS ruling will be based on current law, and cannot be relied upon if current law changes with retroactive effect.

The spin-off will be taxable to Verizon pursuant to Section 355(e) of the Code if there is a 50% or more change in ownership of either Verizon or Spinco, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. Because Verizon stockholders will collectively own more than 50% of the Frontier common stock following the merger, the merger alone will not cause the spin-off to be taxable to Verizon under Section 355(e). However, Section 355(e) might apply if other acquisitions of stock of Verizon before or after the merger, or of Frontier after the merger, are considered to be part of a plan or series of related transactions that include the spin-off. If Section 355(e) applied, Verizon might recognize a very substantial amount of taxable gain.

Under a tax sharing agreement, in certain circumstances, and subject to certain limitations, Frontier is required to indemnify Verizon against taxes on the spin-off that arise as a result of actions or failures to act by Frontier, or as a result of changes in ownership of the stock of Frontier after the merger. In some cases, however, Verizon might recognize gain on the spin-off without being entitled to an indemnification payment under the tax sharing agreement.

If the merger does not qualify as a tax-free reorganization under Section 368 of the Code, Frontier may be required to pay substantial U.S. federal income taxes.

Frontier currently expects that the merger will qualify as a tax-free reorganization under Section 368(a) of the Code, and the obligation of Frontier to consummate the merger is conditioned upon receiving an opinion of counsel to that effect. Such opinion will be based upon, among other things, certain representations and assumptions as to factual matters made by Verizon, Spinco and Frontier. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinion. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. In addition, the opinion will be based on current law, and cannot be relied upon if current law changes with retroactive effect. If the merger were taxable, Spinco stockholders would recognize taxable gain or loss on their receipt of Frontier stock in the merger, and Spinco would be considered to have made a taxable sale of its assets to Frontier.

Frontier will be unable to take certain actions after the merger because such actions could jeopardize the tax-free status of the spin-off or the merger, and such restrictions could be significant.

Frontier is prohibited pursuant to a tax sharing agreement from taking actions that could reasonably be expected to cause the spin-off to be taxable or to jeopardize the conclusions of the IRS ruling or opinions of counsel received by Verizon or Frontier. In particular, for two years after the spin-off, Frontier may not:

•

enter into any agreement, understanding or arrangement or engage in any substantial negotiations with respect to any transaction involving the acquisition, issuance, repurchase or change of ownership of Frontier capital stock, or options or other rights in respect of Frontier capital stock, subject to certain exceptions relating to employee compensation arrangements, stock splits, open market stock repurchases and stockholder rights plans;

•

permit certain wholly owned subsidiaries owned by Spinco at the time of the spin-off to cease the active conduct of the Spinco business to the extent it was conducted immediately prior to the spin-off; or

•	voluntarily dissolve, liquidate, merge or consolidate with any other person, unless Frontier survives and the transaction otherwise complies with the restrictions in the tax sharing agreement.

The tax sharing agreement further restricts Frontier from prepaying, or modifying the terms of, the Spinco debt securities, if any.

Nevertheless, Frontier is permitted to take any of the actions described above if it obtains Verizon’s consent, or if it obtains a supplemental IRS private letter ruling (or an opinion of counsel that is reasonably acceptable to Verizon) to the effect that the action will not affect the tax-free status of the spin-off or the merger. However, the receipt by Frontier of any such consent, opinion or ruling does not relieve Frontier of any obligation it has to indemnify Verizon for an action it takes that causes the spin-off to be taxable to Verizon.

Because of these restrictions, for two years after the merger, Frontier may be limited in the amount of capital stock that it can issue to make acquisitions or to raise additional capital. Also, Frontier’s indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of Frontier during this two-year period in a transaction that stockholders of Frontier might consider favorable.

The pendency of the merger could adversely affect the business and operations of Frontier and the Spinco business.

In connection with the pending merger, some customers of each of Frontier and the Spinco business may delay or defer decisions or may end their relationships with the relevant company, which could negatively affect the revenues, earnings and cash flows of Frontier and the Spinco business, regardless of whether the merger is completed. Similarly, current and prospective employees of Frontier and the Spinco business may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of each of Frontier and the Spinco business to attract and retain key personnel during the pendency of the merger.

Risks Related to the Combined Company’s Business Following the Merger

The risks discussed below in this section will apply to the combined company following the completion of the Verizon Transaction but will also apply to Frontier before the Verizon Transaction is completed and will continue to apply to Frontier if the Verizon Transaction is not completed for any reason.

The combined company will likely face further reductions in access lines, switched access minutes of use, long distance revenues and federal and state subsidy revenues, which could adversely affect it.

The businesses that will make up the combined company have experienced declining access lines, switched access minutes of use, long distance revenues, federal and state subsidies and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, e-mail use, instant messaging and increasing use of Voice over Internet Protocol (“VoIP”), technology changes and regulatory constraints. For example, Frontier’s access lines declined 7% in 2008, and 6% in 2007 (excluding the access lines added through Frontier’s acquisitions of Commonwealth and GVN). In addition, Frontier’s switched access minutes of use declined 9% in 2008 and 8% in 2007 (excluding the switched access minutes added through Frontier’s acquisitions of Commonwealth and GVN). The Spinco business’s access lines declined 10% in 2008, and 8% in 2007. In addition, the Spinco business’s switched access minutes of use declined 11% in 2008 and 11% in 2007. These factors, among others, are likely to cause the combined company’s local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors may cause the combined company’s cash generated by operations to decrease.

The combined company will face intense competition, which could adversely affect it.

The communications industry is extremely competitive and competition is increasing. The traditional dividing lines between local, long distance, wireless, cable and Internet service providers are becoming increasingly blurred. Through mergers and various service expansion strategies, service providers are striving to provide integrated solutions both within and across geographic markets. The combined company’s competitors will include competitive local exchange carriers and other providers (or potential providers) of services, such as

Internet service providers, wireless companies, VoIP providers and cable companies that may provide services competitive with the services that the combined company will offer or will intend to introduce. Competition will continue to be intense following the merger, and Frontier cannot assure you that the combined company will be able to compete effectively. Frontier also believes that wireless and cable telephony providers have increased their penetration of various services in Frontier’s and Spinco’s markets. Frontier expects the combined company to continue to lose access lines at least in the near term and that competition with respect to all the products and services of the combined company will increase.

Frontier expects competition to intensify as a result of the entrance of new competitors, penetration of existing competitors into new markets, changing consumer behavior and the development of new technologies, products and services that can be used in substitution for the combined company’s products and services. Frontier cannot predict which of the many possible future technologies, products or services will be important in order to maintain the combined company’s competitive position or what expenditures will be required to develop and provide these technologies, products or services. The combined company’s ability to compete successfully will depend on the success and cost of capital expenditure investments in the Spinco territory as well as the cost of marketing efforts and on the combined company’s ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect the combined company and its competitors differently, new services that may be introduced (including wireless broadband offerings), changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce the combined company’s revenues and increase the combined company’s marketing and other costs as well as require the combined company to increase its capital expenditures and thereby decrease its cash flow.

Some of the combined company’s future competitors will have superior resources, which may place the combined company at a cost and price disadvantage.

Some of the companies that will be competitors of the combined company will have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than those of the combined company. In addition, some of these future competitors will be able to raise capital at a lower cost than the combined company. Consequently, some of these competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than the combined company. Additionally, the greater brand name recognition of some future competitors may require the combined company to price its services at lower levels in order to retain or obtain customers. Finally, the cost advantages of some of these competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

The combined company may be unable to grow its revenues and cash flows despite the initiatives Frontier has implemented and intends to continue after the merger.

The combined company must produce adequate revenues and cash flows that, when combined with funds available under Frontier’s revolving credit facility, which will continue to be the combined company’s revolving credit facility (subject to any permitted refinancing or replacement thereof by Frontier), will be sufficient to service the combined company’s debt, fund its capital expenditures, pay its taxes, fund its pension and other employee benefit obligations and pay dividends pursuant to its dividend policy. Frontier has implemented and will continue to implement several growth initiatives that will affect the combined company, including increasing marketing promotions and related expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand such as wireline and wireless high-speed Internet (“HSI”), satellite video products and the “Frontier Peace of Mind” suite of products, including computer technical support. Frontier cannot assure you that these initiatives will improve the combined company’s financial position or its results of operations.

Weak economic conditions may decrease demand for the combined company’s services.

The combined company could be sensitive to the ongoing recession if current economic conditions or their effects continue following the merger. Downturns in the economy and competition in the combined company’s markets could cause some of the combined company’s customers to reduce or eliminate their purchases of the combined company’s basic and enhanced services, HSI and video services and make it difficult for the combined company to obtain new customers. In addition, if current economic conditions continue, they could cause the combined company’s customers to delay or discontinue payment for its services.

Disruption in the combined company’s networks and infrastructure may cause the combined company to lose customers and incur additional expenses.

To attract and retain customers, the combined company will need to provide customers with reliable service over its networks. Some of the risks to the combined company’s networks and infrastructure include physical damage to access lines, security breaches, capacity limitations, power surges or outages, software defects and disruptions beyond its control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, the combined company could experience short disruptions in its service due to factors such as cable damage, inclement weather and service failures of the combined company’s third-party service providers. The combined company could experience more significant disruptions in the future. The combined company could also face disruptions due to capacity limitations if changes in the combined company’s customers’ usage patterns for its HSI services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause the combined company to lose customers and incur additional expenses, and thereby adversely affect its business, revenues and cash flows.

The combined company’s business will be sensitive to the creditworthiness of its wholesale customers.

The combined company will have substantial business relationships with other telecommunications carriers for whom it will provide service. While bankruptcies of these carriers have not had a material adverse effect on Frontier or the Spinco business in recent years, future bankruptcies in their industry could result in the loss of significant customers by the combined company, as well as more price competition and uncollectible accounts receivable. Such bankruptcies may be more likely in the future if current economic conditions continue into 2010 or beyond. As a result, the combined company’s revenues and results of operations could be materially and adversely affected.

A significant portion of the combined company’s workforce will be represented by labor unions and will therefore be subject to collective bargaining agreements, and if the combined company is unable to enter into new agreements or renew existing agreements before they expire, the combined company workers subject to collective bargaining agreements could engage in strikes or other labor actions that could materially disrupt the combined company’s ability to provide services to its customers.

As of June 30, 2009, Frontier had approximately 5,400 active employees. Approximately 2,800, or 52%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees, approximately 1,000, or 36%, were subject to collective bargaining agreements that expire in 2009 and approximately 300, or 11%, were subject to collective bargaining agreements that expire in 2010.

As of July 31, 2009, assuming the contribution had taken place as of that date, Spinco would have had approximately 10,700 active employees. Approximately 8,000, or 75%, of these employees were represented by unions and were therefore subject to collective bargaining agreements. Of the union-represented employees, approximately 300, or less than 4%, were subject to collective bargaining agreements that expire in 2009 and approximately 3,300, or 44%, were subject to collective bargaining agreements that expire in 2010.

Frontier cannot predict the outcome of negotiations for the collective bargaining agreements of the combined company. If the combined company is unable to reach new agreements or renew existing agreements, employees subject to collective bargaining agreements may engage in strikes, work slowdowns or other labor actions, which could materially disrupt the combined company’s ability to provide services. New labor agreements or the renewal of existing agreements may impose significant new costs on the combined company, which could adversely affect its financial condition and results of operations in the future.

The combined company may complete a significant strategic transaction that may not achieve intended results or could increase the number of its outstanding shares or amount of outstanding debt or result in a change of control.

The combined company will evaluate and may in the future enter into additional strategic transactions. Any such transaction could happen at any time following the closing of the merger, could be material to the combined company’s business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of the combined company’s assets.

Evaluating potential transactions and integrating completed ones may divert the attention of the combined company’s management from ordinary operating matters. The success of these potential transactions will depend, in part, on the combined company’s ability to realize the anticipated growth opportunities and cost synergies through the successful integration of the businesses the combined company acquires with its existing business. Even if the combined company is successful in integrating the acquired businesses, Frontier cannot assure you that these integrations will result in the realization of the full benefit of any anticipated growth opportunities or cost synergies or that these benefits will be realized within the expected time frames. In addition, acquired businesses may have unanticipated liabilities or contingencies.

If the combined company completes an acquisition, investment or other strategic transaction, the combined company may require additional financing that could result in an increase in the number of its outstanding shares or the aggregate amount of its debt, although there are restrictions on the ability of the combined company to issue additional shares of stock for these purposes for two years after the merger. See “Supplemental Risk Factors—Risks Relating to the Spin-Off and the Merger—Frontier will be unable to take certain actions after the merger because such actions could jeopardize the tax-free status of the spin-off or the merger, and such restrictions could be significant.” The number of shares of the combined company’s common stock or the aggregate principal amount of its debt that it may issue may be significant. A strategic transaction may result in a change in control of the combined company or otherwise materially and adversely affect its business.

Risks Related to Liquidity, Financial Resources and Capitalization

The risks discussed below in this section will apply to the combined company following the completion of the Verizon Transaction but will also apply to Frontier before the Verizon Transaction is completed and will continue to apply to Frontier if the Verizon Transaction is not completed for any reason.

If the recent severe contraction in the global financial markets and current economic conditions continue into 2010, this economic scenario may have an impact on the combined company’s business and financial condition.

If the diminished availability of credit and liquidity due to the recent severe contraction in the global financial markets and current economic conditions continues into 2010, this economic scenario may affect the financial health of the combined company’s customers, vendors and partners, which in turn may negatively affect the combined company’s revenues, operating expenses and cash flows. In addition, although Frontier believes, based on information available to Frontier, that the financial institutions that have outstanding commitments under Frontier’s revolving credit facility (which will continue to be the revolving credit facility of the combined company, subject to any permitted refinancing or replacement thereof by Frontier) will be able to fulfill their commitments to the combined company, if the current economic environment and the recent severe contraction in the global financial markets continue until 2010, this could change in the future.

The combined company will have significant debt maturities in 2011, when approximately $870 million of the combined company’s debt, representing a portion of Frontier’s debt outstanding prior to the merger (including the 2011 Notes, which are subject to the Tender Offer), will mature. Historically, Frontier has refinanced its debt obligations well in advance of scheduled maturities. Given the current credit environment, the combined company’s ability to access the capital markets may be restricted and its cost of borrowing may be materially higher than Frontier’s financing costs have been historically.

As a result of negative investment returns arising from a contraction in the global financial markets and ongoing payment of benefits, Frontier’s pension plan assets have declined from $822.2 million at December 31, 2007, to $578.1 million at June 30, 2009, a decrease of $244.1 million, or 30%. This decrease consisted of a decline in asset value of $148.0 million, or 18%, and benefits paid of $96.1 million, or 12%. As a result of the continued accrual of pension benefits under the applicable pension plan and the continued negative investment returns arising from the continued contraction of the global financial markets, Frontier expects that Frontier’s pension expenses will increase in 2009. Frontier will be required to make a cash contribution to its pension plan beginning in 2011, although pension asset volatility could require Frontier to make a cash contribution no earlier than 2010. Once the merger is consummated, the combined company will maintain Frontier’s pension plan and will be responsible for contributions to fund the plan’s liabilities, and may be required to continue making these cash contributions in respect of liabilities under Frontier’s pension plan. The combined company will also, upon consummation of the merger, maintain pension plans that assume the Spinco business’s pension plan liabilities for active employees. The applicable Verizon pension plans will transfer assets to the pension plans of the combined company pursuant to applicable law and the terms of the employee matters agreement entered into among Verizon, Spinco and Frontier. Following the merger, the combined company will be responsible for making any required contributions to the new pension plans to fund liabilities of the plans, and the ongoing pension expenses of the Spinco business may require the combined company to make cash contributions in respect of the Spinco business’s pension plan liabilities.

The combined company will require substantial capital to upgrade and enhance its operations.

Verizon’s historical capital expenditures in connection with the Spinco business have been significantly lower than Frontier’s level of capital expenditures. Replacing or upgrading the combined company’s infrastructure will require significant capital expenditures, including any expected or unexpected expenditures necessary to make replacements or upgrades to the existing infrastructure of the Spinco business. If this capital is not available when needed, the combined company’s business will be adversely affected. Responding to increases in competition, offering new services, and improving the capabilities of, or reducing the maintenance costs associated with, the combined company’s plant may cause the combined company’s capital expenditures to increase in the future. In addition, the combined company’s anticipated annual dividend of $0.75 per share will utilize a significant portion of the combined company’s cash generated by operations and therefore could limit the combined company’s ability to increase capital expenditures significantly. While Frontier believes that the combined company’s anticipated cash flows will be adequate to maintain this dividend policy while allowing for capital spending and other purposes, any material reduction in cash generated by operations and any increases in capital expenditures, interest expense or cash taxes would reduce the amount of cash available for further capital expenditures and payment of dividends. Accelerated losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce the combined company’s cash generated by operations and may require the combined company to increase capital expenditures.

Risks Related to Regulation

The risks discussed below in this section will apply to the combined company following the completion of the Verizon Transaction but will also apply to Frontier before the Verizon Transaction is completed and will continue to apply to Frontier if the Verizon Transaction is not completed for any reason.

Changes in federal or state regulations may reduce the access charge revenues the combined company will receive.

A significant portion of Frontier’s revenues (approximately $285 million, or 13%, in 2008) and a significant portion of Verizon’s Separate Telephone Operations’ revenues (approximately $212 million, or 5%, in 2008) are derived from access charges paid by other carriers for services Frontier and the Spinco business provide in originating and terminating intrastate and interstate long distance traffic. As a result, Frontier expects a significant portion of the combined company’s revenues to continue to be derived from access charges paid by these carriers for services that the combined company will provide in originating and terminating this traffic. The amount of access charge revenues that Frontier and the Spinco business receive (and, after the closing, the combined company will receive) for these services is regulated by the Federal Communications Commission (“FCC”) and state regulatory agencies.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation. When and how these proposed changes will be addressed are unknown and, accordingly, Frontier cannot predict the impact of future changes on the combined company’s results of operations. However, future reductions in the combined company’s access revenues will directly affect the combined company’s profitability and cash flows as those regulatory revenues do not have substantial associated variable expenses.

Certain states also have open proceedings to address reform to access charges and other intercarrier compensation. Frontier cannot predict when or how these matters will be decided or the effect on the combined company’s subsidy or access revenues. In addition, Frontier has been approached by, and is currently involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states. Certain of those claims have led to formal complaints to the applicable state regulatory agencies. A material reduction in the access revenues the combined company will receive would adversely affect its financial results.

The combined company will be reliant on support funds provided under federal and state laws.

A portion of Frontier’s revenues (approximately $120 million in the aggregate, or 5.4%, in 2008) and a portion of Verizon’s Separate Telephone Operations’ revenues (approximately $235 million in the aggregate, or 5.4%, in 2008) are derived from federal and state subsidies for rural and high cost support, commonly referred to as universal service fund subsidies, including the Federal High Cost Loop Fund, federal interstate access support, federal interstate common line support, federal local switching support fund, various state funds and surcharges billed to customers. The FCC and state regulatory agencies are currently considering a number of proposals for changing the manner in which eligibility for federal and state subsidies is determined as well as the amounts of such subsidies. Although the FCC issued an order on May 1, 2008 to cap the amounts that competitive eligible telecommunications carriers (“CETCs”) may receive from the high cost Federal Universal Service Fund (“USF”), this CETC cap may only remain in place until the FCC takes additional steps. In November 2008, the FCC issued a Further Notice of Proposed Rulemaking seeking comment on several different alternatives, some of which could significantly reduce the amount of federal high cost universal service support that the combined company would receive. Frontier cannot predict if or when the FCC will take additional actions or the effect of any such actions on the combined company’s subsidy revenues.

Federal subsidies representing interstate access support, rural high cost loop support and local switching support represented approximately $74 million, or 3%, of Frontier’s revenues in 2008 and approximately $125 million, or 3%, of Verizon’s Separate Telephone Operations’ revenues in 2008. Frontier currently expects that as a result of both an increase in the national average cost per loop and a decrease in Frontier’s and the Spinco business’s cost structure, there will be a decrease in the subsidy revenues Frontier and the Spinco business will earn in 2009 through the Federal High Cost Loop Fund. The amount of federal interstate access support funds received may also decline as that fund is also subject to a national cap and the amounts allocated among carriers within that cap can vary from year to year. State subsidies represented approximately $9 million, or less than 1%, of Frontier’s revenues in 2008 and approximately $25 million, or less than 1%, of Verizon’s Separate Telephone Operations’ revenues in 2008. Approximately $37 million, or 2%, of Frontier’s 2008 revenues, and approximately $85 million, or 2%, of Verizon’s Separate Telephone Operations’ 2008 revenues, represents a surcharge to customers (local, long distance and interconnection) to recover universal service fund contribution fees which are remitted to the FCC and recorded as an expense in “other operating expenses.”

The combined company and its industry will likely remain highly regulated, and the combined company will likely incur substantial compliance costs that could constrain its ability to compete in its target markets.

As an incumbent local exchange carrier, the combined company will be subject to significant regulation from federal, state and local authorities. This regulation will restrict the combined company’s ability to change its rates, especially on its basic services and its access rates, and will impose substantial compliance costs on the combined company. Regulation will constrain the combined company’s ability to compete and, in some jurisdictions, it may restrict how the combined company is able to expand its service offerings. In addition, changes to the regulations that govern the combined company may have an adverse effect upon its business by reducing the allowable fees that it may charge, imposing additional compliance costs or otherwise changing the nature of its operations and the competition in its industry.

Pending FCC rulemakings and state regulatory proceedings, including those relating to intercarrier compensation and universal service, could have a substantial adverse impact on the combined company’s operations.

Risks Related to Technology

The risks discussed below in this section will apply to the combined company following the completion of the Verizon Transaction but will also apply to Frontier before the Verizon Transaction is completed and will continue to apply to Frontier if the Verizon Transaction is not completed for any reason.

In the future, as competition intensifies within the combined company’s markets, the combined company may be unable to meet the technological needs or expectations of its customers, and may lose customers as a result.

The communications industry is subject to significant changes in technology. If the combined company does not replace or upgrade technology and equipment, it will be unable to compete effectively because it will not be able to meet the needs or expectations of its customers. Replacing or upgrading the combined infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the communications industry may influence the combined company’s customers to consider other service providers. For example, the combined company may be unable to retain customers who decide to replace their wireline telephone service with wireless telephone service. In addition, VoIP technology, which operates on broadband technology, now provides the combined company’s competitors with a low-cost alternative to provide voice services to the combined company’s customers, and wireless broadband technologies may permit the combined company’s competitors to offer broadband data services to the combined company’s customers throughout most or all of its service areas.

Risks Related to the Notes

The risks discussed below in this section will apply to the combined company following the completion of the Verizon Transaction but will also apply to Frontier before the Verizon Transaction is completed and will continue to apply to Frontier if the Verizon Transaction is not completed for any reason.

Substantial debt and debt service obligations may adversely affect us.

We have a significant amount of indebtedness, which amounted to approximately $4.9 billion at June 30, 2009. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness, which would increase our total debt. Although our existing debt is substantial, the indenture under which the notes will be issued will still permit us to incur additional debt. In addition, if the Verizon Transaction is completed the combined company will have additional indebtedness in the amount of approximately $3.4 billion, at the closing of the Verizon Transaction. Despite the substantial additional indebtedness that the combined company would have if the Verizon Transaction were completed, the combined company would not be prohibited from incurring even more indebtedness under the indenture under which the notes will be issued. If we or, if the Verizon Transaction is completed, the combined company, were to incur additional indebtedness, the risks that you face as a result of our substantial indebtedness could be magnified.

The potential significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing, particularly in light of the current credit environment;

•

instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures and dividends that could improve our competitive position, results of operations or stock price;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and

•

the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

Frontier is a holding company and, as a result, we rely on the receipt of funds from our subsidiaries in order to meet our cash needs and service our indebtedness, including the notes. The notes will be effectively subordinated to liabilities of our subsidiaries.

Frontier is a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions and other payments from our subsidiaries to fund our obligations, including those arising under the notes, and meet our cash needs. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make dividends, distributions or other payments to us in order to allow us to make payments on the notes. In addition, the payment of these dividends, distributions and other payments, as well as other transfers of assets, between our subsidiaries and from our subsidiaries to us may be subject to legal, regulatory or contractual restrictions. Some state regulators have imposed and others are considering imposing on regulated companies, including us, cash management practices that could limit the ability of such regulated companies to transfer cash between subsidiaries or to the parent company. While none of the existing state regulations materially affect our cash management, any changes to the existing regulations or imposition of new regulations or restrictions may materially adversely affect our ability to transfer cash within our consolidated companies.

You will not have any claim as a creditor against our subsidiaries. Accordingly, all obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise. As of June 30, 2009, our subsidiaries had outstanding approximately $323.5 million of total liabilities, including approximately $52.1 million of indebtedness (including secured indebtedness) and excluding deferred income tax liabilities and intercompany liabilities. If the Verizon Transaction is completed, our subsidiaries will have additional liabilities, including indebtedness in an amount currently expected to be up to approximately $425 million, assuming that the Verizon Transaction closes before June 2010. Although the indenture governing the notes will limit the indebtedness our subsidiaries may incur, our subsidiaries will be able to incur a substantial amount of additional debt, including without limitation Acquired Indebtedness (as defined in the indenture). See “Description of the Notes—Covenants—Limitations on Subsidiary Indebtedness.” Moreover, the indenture governing the notes will provide that this covenant will no longer be applicable to us from and after the first date on which the notes are rated “investment grade.” Termination of this covenant would allow us to engage in certain transactions that would not be permitted while this covenant was in effect even if the notes are subsequently downgraded below investment grade. See “Description of the Notes—Termination of Certain Covenants.”

There will be no cross-default or cross-acceleration provisions in the indenture governing the notes, which could affect our ability to satisfy our obligations under the notes.

The indenture governing the notes will not contain a cross-default or cross-acceleration provision so holders of the notes will not have the right to accelerate indebtedness represented by the notes in the event of (1) a default by us or any of our subsidiaries under any other indebtedness of our company or our subsidiaries, including under our credit facilities, or (2) a bankruptcy or similar event affecting any of our subsidiaries. If such events occur, our obligations and our subsidiaries’ obligations, as applicable, will have to be satisfied first, and the holders of the notes will have no rights to participate in any distributions or payments. Consequently, we might not have sufficient funds or resources following such events to satisfy our obligations, including our obligations under the notes.

The notes are unsecured and will effectively be subordinated to any secured indebtedness.

The notes are unsecured and therefore will be effectively subordinated to any of our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. As of June 30, 2009, we had approximately $16.1 million of secured indebtedness. The indenture governing the notes will permit us, subject to specified limitations, to incur a substantial amount of additional secured debt, including without limitation Acquired Indebtedness (as defined in the indenture).

The agreements governing our debt, including the notes and our credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

The indenture governing the notes will contain covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	incur indebtedness at our subsidiaries;

•	create liens; and

•	merge or consolidate with other companies.

In addition, our credit facilities require us to comply with specified covenants, including financial ratios. Any future indebtedness may also require us to comply with similar covenants. These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

If an active trading market does not develop for the notes, you may be unable to sell the notes or to sell them at a price you deem sufficient.

The notes are new issues of securities for which there is currently no public trading market. We do not intend to list the notes on any national securities exchange or automated quotation system. In addition, the liquidity of any trading market for the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for those securities and by changes in our financial performance or prospects or in the prospects of telecommunications companies generally. We cannot give you any assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their notes; or

•	the price at which holders would be able to sell their notes.

Even if a trading market develops, the notes may trade at higher or lower prices than the principal amount or purchase price depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for such notes;

•	the market for similar notes; and

•	our financial performance.

In addition, we understand that the underwriters presently intend to make a market in the notes. However, they are not obligated to do so and may discontinue making a market in the notes at any time without notice. As a result, we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, the price at which you may be able to sell notes, if at all, may be less than the price you pay for them.

We may not have sufficient funds to repurchase the notes upon a change of control, and certain strategic transactions may not constitute a change of control.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control and ratings decline (as defined herein) at a purchase price equal to 101% of the respective principal amount of the notes plus accrued interest to the date of the purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes and will be required to obtain third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. In addition, the occurrence of certain change of control events may constitute an event of default under the terms of our credit facilities. Such an event of default would entitle the lenders under our credit facilities to, among other things, cause all outstanding debt thereunder to become due and payable.

We continuously evaluate and may in the future enter into strategic transactions. Any such transaction could happen at any time, could be material to our business and could take any number of forms, including, for example, an acquisition, merger or a sale of all or substantially all of our assets.

Other than the Verizon Transaction, we currently have no agreement or understanding regarding, and are not in active negotiations with respect to, any material strategic transaction, although as part of our strategy and if and to the extent permitted under the merger agreement, we expect to continue to evaluate and may enter into material strategic transactions in the future. Further, subject to limitations in the indenture governing the notes and the tax sharing agreement we expect to enter into in connection with the Verizon Transaction, we could, in the future, enter into certain transactions, including acquisitions, refinancings, other recapitalizations and material strategic transactions, that would not result in a change of control or a change of control triggering event within the meaning of the indenture and would not otherwise be prohibited by the covenants and provisions of the indenture. Such transactions could significantly increase the amount of our indebtedness outstanding at such time (including secured debt or subsidiary debt that would be effectively senior to the notes) or otherwise affect our capital structure or credit ratings.

USE OF PROCEEDS

The net proceeds from the offering, after deducting underwriting discounts and estimated expenses, will be approximately $             million. We expect to use the net proceeds from the sale of the notes to repurchase our 2011 Notes and possibly our 2013 Notes pursuant to the Tender Offer. Pursuant to the Tender Offer, we are offering to purchase for cash any and all of our outstanding 2011 Notes and as many of our outstanding 2013 Notes as we can purchase with aggregate consideration (excluding accrued interest) equal to the lesser of (i) $250 million and (ii) the difference between $700 million and the aggregate amount of consideration (excluding accrued interest) used to purchase any and all of our 2011 Notes validly tendered and not withdrawn pursuant to the Tender Offer. If the Tender Offer is terminated for any reason (other than the termination of this offering), or if any net proceeds remain after application of the net proceeds as described above, we intend to use such proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt.

The price per $1,000 aggregate principal amount of 2011 Notes accepted for purchase will be $1,062.50, plus an early tender premium of $30 for 2011 Notes tendered on or before the close of business on September 30, 2009. The price per $1,000 aggregate principal amount of 2013 Notes accepted for purchase will be $970, plus an early tender premium of $30 for 2013 Notes tendered on or before the close of business on September 30, 2009. The Tender Offer will expire on October 15, 2009.

The 2011 Notes and 2013 Notes were issued on May 23, 2001 and November 12, 2004, respectively, under the Senior Indenture dated as of May 23, 2001, as amended and supplemented, by and between the Company and The Bank of New York Mellon (formerly JPMorgan Chase Bank, N.A. (as successor to the Chase Manhattan Bank)), as trustee (the “Trustee”). As of September 17, 2009, we had approximately $640.5 million aggregate principal amount of 2011 Notes outstanding and $700 million aggregate principal amount of 2013 Notes outstanding. Interest on the 2011 Notes and 2013 Notes is payable semiannually at the rates of 9.250% and 6.250%, respectively. The 2011 Notes mature on May 15, 2011, and the 2013 Notes mature on January 15, 2013.

The successful completion of this offering is an express condition to our obligation to purchase securities tendered into the Tender Offer. If the Tender Offer is terminated for any reason (other than the termination of this offering), we intend to use the proceeds of this offering for general corporate purposes and for the selective purchase of our outstanding debt. Such purchases may be made in open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise.

Pending the application of the net proceeds, we may invest such net proceeds in short-term investment grade obligations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2009 on a historical basis and as adjusted to give effect to the sale of the $450 million principal amount of notes offered hereby and the assumed application of the net proceeds thereof, together with cash on hand to fund the Tender Offer, as further described below.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement and our quarterly reports for the fiscal quarters ended March 31, 2009 and June 30, 2009, each of which are incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, you should consider the information below in conjunction with the pro forma financial information for the combined company as of and for the year ended December 31, 2008 and as of and for the six months ended June 30, 2009, included elsewhere in this prospectus supplement.

The information below regarding our cash and cash equivalents and capitalization on a historical basis and as adjusted does not give effect to the Verizon Transaction, pursuant to which we will assume (if the Verizon Transaction is completed) approximately $3.4 billion of indebtedness of Spinco. However, the information below regarding our cash and cash equivalents and capitalization as adjusted does give effect to the Tender Offer. The as-adjusted information below assumes that we use $             million in net proceeds from this offering, together with cash on hand, to purchase all $640.5 million aggregate principal amount of our 2011 Notes outstanding as of September 17, 2009 for assumed total tender offer consideration of $700 million and none of our 2013 Notes. If we were to complete this offering of notes without also completing the Tender Offer, the as-adjusted column below would reflect cash and cash equivalents and senior notes, debentures and other debt of approximately $             million and $             million, respectively.

	June 30, 2009
(In Millions)	Historical	As Adjusted
Cash and cash equivalents	$454	$

Long-term debt, net of current portion and debt discount:
Senior notes offered hereby	—		450
Senior notes, debentures and other debt	4,945

Total long-term borrowings	4,945
Total shareholders’ equity	448

Total capitalization	$5,393	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements of Frontier and Verizon’s Separate Telephone Operations and the notes thereto included elsewhere in this prospectus supplement. Verizon’s Separate Telephone Operations’ financial information, which is included elsewhere in this prospectus supplement, is presented before taking into account any of the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information.” This financial information, together with the pro forma adjustments detailed in “Unaudited Pro Forma Condensed Combined Financial Information,” reflects the operations that will comprise the Spinco business in connection with the spin-off. The following discussion includes forward-looking statements. For a discussion of important factors, including the integration of the Spinco business into Frontier’s existing business, the continuing development of the combined company’s business following the merger, actions of regulatory authorities and competitors and other factors that could cause actual results of Frontier, Verizon’s Separate Telephone Operations or the combined company to differ materially from the results referred to in the forward-looking statements, see “Supplemental Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Frontier

Overview

Frontier is a full-service communications provider and one of the largest exchange telephone carriers in the country. On July 31, 2006, Frontier sold its competitive local exchange carrier, referred to as a CLEC, Electric Lightwave, LLC, referred to as ELI. Frontier accounted for ELI as a discontinued operation in its consolidated statements of operations. On March 8, 2007, Frontier completed the acquisition of Commonwealth, which included a small CLEC component. This acquisition expanded Frontier’s presence in Pennsylvania and strengthened Frontier’s position as a leading full-service communications provider to rural areas and small and medium sized towns and cities. On October 31, 2007, Frontier completed the acquisition of GVN, which expanded its presence in California and also strengthened its rural position. As of June 30, 2009, Frontier operated in 24 states with approximately 5,400 employees.

Competition in the communications industry is intense and increasing. Frontier experiences competition from many communications service providers. These providers include cable operators offering video and VoIP products, wireless carriers, long distance providers, competitive local exchange carriers, Internet providers and other wireline carriers. Frontier believes that as of June 30, 2009, approximately 68% of the households in its territories had VoIP as an available service option from cable operators. Frontier also believes that competition will continue to intensify in 2009 and may result in reduced revenues. Frontier’s business experienced a decline in access lines and switched access minutes in 2007 and 2008 and in the first six months of 2009 primarily as a result of competition and business downsizing. Frontier also experienced a reduction in revenues for the first six months of 2009 as compared to the same period in 2008, and a reduction in revenues in 2008 compared to 2007.

The recent severe contraction in the global financial markets and ongoing recession is impacting customer behavior to reduce expenditures by not purchasing Frontier’s services or by discontinuing some or all of its services. The ongoing recession and downturn in the economy has also affected Frontier’s business customers, resulting in a decline in revenues for the first six months of 2009 as compared to the same period in 2008. These trends are likely to continue and may result in a challenging revenue environment. These factors could also result in increased delinquencies and bankruptcies and, therefore, affect Frontier’s ability to collect money owed to it by residential and business customers.

Frontier employs a number of strategies to combat the competitive pressures and changes to consumer behavior noted above. Frontier’s strategies are focused on customer retention, upgrading and up-selling services to its existing customer base, new customer growth, win backs of former customers, new product deployment, and operating expense and capital expenditure reductions.

Frontier seeks to achieve its customer retention goals by bundling services around the local access line and providing exemplary customer service. Bundled services include high-speed Internet, referred to as HSI, unlimited long distance calling, enhanced telephone features and video offerings. Frontier tailors these services to the needs of its residential and business customers in the markets it serves and continually evaluates the introduction of new and complementary products and services, which can also be purchased separately. Customer retention is also enhanced by offering one-, two- and three-year price protection plans where customers commit to a term in exchange for predictable pricing or promotional offers. Additionally, Frontier is focused on enhancing the customer experience as it believes exceptional customer service will differentiate it from its competition. Its commitment to providing exemplary customer service is demonstrated by the expansion of its customer service hours, shorter scheduling windows for in-home appointments and the implementation of call reminders and follow-up calls for service appointments. In addition, Frontier’s 70 local area markets are operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets.

Frontier utilizes targeted and innovative promotions to attract new customers, including those moving into Frontier’s territory, win back former customers, upgrade and up-sell existing customers a variety of service offerings including HSI, video, and enhanced long distance and feature packages in order to maximize the average revenue per access line (wallet share) paid to Frontier. Depending upon market and economic conditions, Frontier may offer such promotions to drive sales in the future.

Frontier has restructured and augmented its sales distribution channels to improve coverage of all segments of its commercial customer base. This included adding new sales teams dedicated to small business customers and enhancing the skills in its customer sales and service centers. In addition, Frontier is introducing new products utilizing wireless and Internet technologies. Frontier believes the combination of new products and distribution channel improvements will help Frontier improve commercial customer acquisition and retention efforts.

Frontier is also focused on introducing a number of new products, including unlimited long distance minutes, bundles of long distance minutes, wireless data, Internet portal advertising and the “Frontier Peace of Mind” product suite. This last category is a suite of products aimed at managing the total communications and personal computing experience for Frontier’s customers. The “Frontier Peace of Mind” products and services are designed to provide value and simplicity to meet customers’ ever-changing needs. The “Frontier Peace of Mind” products and services suite includes services such as an in-home, full installation of Frontier’s HSI product, two hour appointment windows for the installation, hard drive back-up services, 24-7 help desk PC support and inside wire maintenance. Although Frontier is optimistic about the opportunities provided by each of these initiatives, it can provide no assurance about their long term profitability or impact on revenue.

Frontier believes that the combination of offering multiple products and services to its customers pursuant to price protection programs, billing them on a single bill, providing superior customer service, and being active in Frontier’s local communities will make its customers more loyal, and will help it generate new, and retain existing, customer revenue.

Revenues from data and Internet services such as HSI continue to increase as a percentage of Frontier’s total revenues and revenues from services such as local line and access charges (including federal and state subsidies) are decreasing as a percentage of its total revenues. Federal and state subsidy revenue, including surcharges billed to customers which are remitted to the FCC, was $51.7 million for the six months ended June 30, 2009, or 5% of Frontier’s revenues, down from $58.2 million for the six months ended June 30, 2008, or 5% of its revenues. Federal and state subsidy revenue, including surcharges billed to customers which are remitted to the FCC, was $119.8 million in 2008, or 5% of Frontier’s revenues, down from $130.0 million in 2007, or 6% of its revenues. Frontier expects this trend to continue during the remainder of 2009. The decreasing revenue from traditional sources, along with the potential for increasing operating costs, could cause Frontier’s profitability and its cash generated by operations to decrease.

Results of Operations

Three and Six Months Ended June 30, 2009

Revenue

Revenue is generated primarily through the provision of local, network access, long distance, and data and Internet services. Such revenues are generated through either a monthly recurring fee or a fee based on usage at a tariffed rate and revenue recognition is not dependent upon significant judgments by management, with the exception of a determination of a provision for uncollectible amounts.

Revenue for the three months ended June 30, 2009 decreased $30.4 million, or 5%, as compared with the prior year period. Revenue for the six months ended June 30, 2009 decreased $61.7 million, or 5%, as compared with the prior year period. This decline during the first half of 2009 is a result of lower local services revenue, switched access revenue, long distance services revenue and subsidy revenue, partially offset by a $19.3 million, or 6%, increase in data and Internet services revenue, each as described in more detail below.

Change in the number of Frontier’s access lines is one factor that is important to Frontier’s revenue and profitability. Frontier has lost access lines primarily because of changing consumer behavior (including wireless substitution), economic conditions, changing technology, competition, and by some customers disconnecting second lines when they add HSI or cable modem service. Frontier lost approximately 65,200 access lines (net), including 5,900 second lines, during the six months ended June 30, 2009, but added approximately 33,900 HSI subscribers during this same period. Frontier expects to continue to lose access lines but to increase HSI subscribers and wireless Internet customers during the remainder of 2009 (although not enough to offset access line losses).

While the number of access lines is an important metric to gauge certain revenue trends, it is not necessarily the best or only measure to evaluate Frontier’s business. Frontier management believes that understanding different components of revenue is most important. For this reason, presented in the table titled “Other Financial and Operating Data” below is a breakdown that categorizes revenue into customer revenue and regulatory revenue (switched access and subsidy revenue). Despite the decline in access lines, Frontier’s customer revenue, which is all revenue except switched access and subsidy revenue, has declined in the second quarter and first six months of 2009 by less than 3 percent as compared to the prior year periods. The average monthly customer revenue per access line has improved and resulted in an increased wallet share, primarily from residential customers. A substantial further loss of access lines, combined with increased competition and the other factors discussed herein, may cause Frontier’s revenue, profitability and cash flows to decrease in 2009.

The financial tables below include a comparative analysis of Frontier’s results of operations on a historical basis for the three and six months ended June 30, 2009 and 2008.

REVENUE

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Local services	$198,296	$214,703	$(16,407)	-8%	$399,192	$431,861	$(32,669)	-8%
Data and Internet services	160,551	151,655	8,896	6%	316,944	297,637	19,307	6%
Access services	87,427	101,003	(13,576)	-13%	177,492	208,821	(31,329)	-15%
Long distance services	40,560	46,912	(6,352)	-14%	81,972	93,365	(11,393)	-12%
Directory services	27,211	29,070	(1,859)	-6%	54,916	57,698	(2,782)	-5%
Other	18,097	19,207	(1,110)	-6%	39,582	42,373	(2,791)	-7%

	$532,142	$562,550	$(30,408)	-5%	$1,070,098	$1,131,755	$(61,657)	-5%

Local Services

Local services revenue for the three months ended June 30, 2009 decreased $16.4 million, or 8%, to $198.3 million, as compared with the three months ended June 30, 2008. The loss of access lines accounted for $12.2 million of the decline in local services revenue.

Local services revenue for the six months ended June 30, 2009 decreased $32.7 million, or 8%, to $399.2 million, as compared with the six months ended June 30, 2008, primarily due to the continued loss of access lines which accounted for $23.8 million of the decline and a reduction in all other related services of $8.9 million. Enhanced services revenue in the first six months of 2009 decreased $7.0 million, as compared with the first six months of 2008, primarily due to a decline in access lines and a shift in customers purchasing Frontier’s unlimited voice communications packages with features included in the bundle instead of purchasing individual features.

Economic conditions and/or increasing competition could make it more difficult for Frontier to sell its packages and bundles, and cause Frontier to increase its promotions and/or lower its prices for those products and services, which would adversely affect its revenue, profitability and cash flow.

Data and Internet Services

Data and Internet services revenue for the three months ended June 30, 2009 increased $8.9 million, or 6%, to $160.6 million, as compared with the three months ended June 30, 2008, primarily due to growth in data and HSI services.

Data and Internet services revenue for the six months ended June 30, 2009 increased $19.3 million, or 6%, to $316.9 million, as compared with the six months ended June 30, 2008, primarily due to the overall growth in the number of data and HSI customers. As of June 30, 2009, the number of Frontier’s HSI subscribers had increased by approximately 54,500, or 10%, since June 30, 2008. Data and Internet services also include revenue from data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity Internet and ethernet circuits. Revenue from these dedicated high-capacity circuits increased $6.1 million in 2009, as compared with 2008, primarily due to growth in the number of those circuits.

In February 2009, President Obama signed into law an economic stimulus package that includes $7.2 billion in funding, through grants and loans, for new broadband investment and adoption in unserved and underserved communities. The federal agencies responsible for administering the programs released rules and evaluation criteria for the first round of funding on July 9, 2009. Frontier has submitted applications for $55 million of such funding for use in the state of West Virginia to expand broadband availability. If granted, Frontier would be required to spend $14 million in matching funds.

Access Services

Access services revenue for the three months ended June 30, 2009 decreased $13.6 million, or 13%, to $87.4 million, as compared with the three months ended June 30, 2008. Switched access revenue in the three months ended June 30, 2009 of $63.1 million decreased $9.6 million, or 13%, as compared with the three months ended June 30, 2008, primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, e-mail and other communications services. Access services revenue includes subsidy payments Frontier receives from federal and state agencies, including surcharges billed to customers which are remitted to the FCC. Subsidy revenue, including surcharges billed to customers, for the three months ended June 30, 2009 of $24.3 million decreased $4.0 million, or 14%, as compared with the three months ended June 30, 2008, primarily due to lower receipts under the Federal High Cost Fund program resulting from Frontier’s reduced cost structure and an increase in the program’s National Average Cost per Local Loop, referred to as the NACPL, used by the FCC to allocate funds among all recipients.

Access services revenue for the six months ended June 30, 2009 decreased $31.3 million, or 15%, to $177.5 million, as compared with the six months ended June 30, 2008. Switched access revenue in the six months ended June 30, 2009 of $125.8 million decreased $24.9 million, or 17%, as compared with the six months ended June 30, 2008, primarily due to the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, e-mail and other communications services. Reserves established for disputed access charges also impacted access revenues in 2009 compared to 2008. Subsidy revenue, including surcharges billed to customers, for the six months ended June 30, 2009 of $51.7 million decreased $6.4 million, or 11%, as compared with the six months ended June 30, 2008, primarily due to lower receipts under the Federal High Cost Fund program resulting from Frontier’s reduced cost structure and an increase in the program’s NACPL.

Many factors may lead to further increases in the NACPL, thereby resulting in decreases in Frontier’s federal subsidy revenue in the future. The FCC and state regulatory agencies are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. On May 1, 2008, the FCC issued an order to cap CETC receipts from the high cost USF.

The FCC is considering proposals that may significantly change interstate, intrastate and local intercarrier compensation and would revise the USF funding and disbursement mechanisms. When and how these proposed changes will be addressed are unknown and, accordingly, Frontier is unable to predict the impact of future changes on its results of operations. However, future reductions in Frontier’s subsidy and access revenues will directly affect Frontier’s profitability and cash flows as those regulatory revenues do not have associated variable expenses.

Certain states have open proceedings to address reform to intrastate access charges and other intercarrier compensation. Frontier cannot predict when or how these matters will be decided or the effect on Frontier’s subsidy or access revenues. In addition, Frontier has been approached by, and/or is involved in formal state proceedings with, various carriers seeking reductions in intrastate access rates in certain states.

Long Distance Services

Long distance services revenue for the three months ended June 30, 2009 decreased $6.4 million, or 14%, to $40.6 million, as compared with the three months ended June 30, 2008.

Long distance services revenue for the six months ended June 30, 2009 decreased $11.4 million, or 12%, to $82.0 million, as compared with the six months ended June 30, 2008. Frontier’s long distance services revenue is trending downward due to a reduction in the overall average revenue per minute of use. Frontier has actively marketed a package of unlimited long distance minutes with its digital phone and state unlimited bundled service offerings. While these package offerings have grown Frontier’s long distance customer base, those customers who still pay on a per minute of use basis have significantly reduced their calling volumes, resulting in a decrease in Frontier’s overall average revenue per minute of use.

Frontier’s long distance minutes of use decreased by 5% during the six months ended June 30, 2009, as compared to the six months ended June 30, 2008. Average revenue per minute of use has also declined. Frontier’s long distance services revenue may decrease in the future due to further declines in rates and/or minutes of use. Competing services such as wireless, VoIP and cable telephony are resulting in a loss of customers, minutes of use and further declines in the rates Frontier charges its customers. Frontier expects these factors will continue to adversely affect its long distance revenue in the future.

Directory Services

Directory services revenue for the three months ended June 30, 2009 decreased $1.9 million, or 6%, to $27.2 million, as compared with the three months ended June 30, 2008. Directory services revenue for the six months ended June 30, 2009 decreased $2.8 million, or 5%, to $54.9 million, as compared with the six months ended June 30, 2008, primarily due to lower revenues from yellow pages advertising.

Other

Other revenue for the three months ended June 30, 2009 decreased $1.1 million, or 6%, to $18.1 million, as compared with the three months ended June 30, 2008, primarily due to DISH video promotional discounts that are charged against revenue. Reduced service activation fee revenue also contributed to the decline.

Other revenue for the six months ended June 30, 2009 decreased $2.8 million, or 7%, to $39.6 million, as compared with the six months ended June 30, 2008, primarily due to a decrease in service activation fee revenue, lower collocation and rental revenue and decreased “bill and collect” fee revenue, partially offset by higher wireless revenues and lower bad debt expenses.

OTHER FINANCIAL AND OPERATING DATA

	As of June 30, 2009	As of June 30, 2008	% Change
Access lines:
Residential	1,405,258	1,516,402	-7%
Business	783,869	824,310	-5%

Total access lines	2,189,127	2,340,712	-6%

HSI subscribers	613,810	559,345	10%
Video subscribers	157,353	107,596	46%

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Revenue:
Residential	$227,580	$239,633	$(12,053)	-5%	$458,046	$480,995	$(22,949)	-5%
Business	217,135	221,914	(4,779)	-2%	434,560	441,939	(7,379)	-2%

Total customer revenue	444,715	461,547	(16,832)	-4%	892,606	922,934	(30,328)	-3%

Regulatory (Access Services)	87,427	101,003	(13,576)	-13%	177,492	208,821	(31,329)	-15%

Total revenue	$532,142	$562,550	$(30,408)	-5%	$1,070,098	$1,131,755	$(61,657)	-5%

Switched access minutes of use (in millions)	2,213	2,538		-13%	4,589	5,141		-11%
Average monthly total revenue per access line	$80.52	$79.34		2%	$80.33	$79.08		2%
Average monthly customer revenue per access line	$67.29	$65.10		3%	$67.01	$64.49		4%

Expenses

OPERATING EXPENSES

NETWORK ACCESS EXPENSES

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Network access	$59,203	$53,998	$5,205	10%	$119,887	$114,547	$5,340	5%

Network access expenses for the three months ended June 30, 2009 increased $5.2 million, or 10%, to $59.2 million, as compared with the three months ended June 30, 2008, primarily due to higher long distance carriage costs and costs for new personal computers, as described in more detail below.

Network access expenses for the six months ended June 30, 2009 increased $5.3 million, or 5%, to $119.9 million, as compared with the six months ended June 30, 2008. In the first half of 2009, Frontier expensed $9.9 million for the cost of new personal computers provided to customers in connection with its “Rolling Thunder” promotion which resulted in additional DISH video and HSI subscribers. The first half of 2008 included costs of $3.0 million associated with HSI promotions that subsidized the cost of a flat screen television provided to customers.

As Frontier continues to increase its sales of data products such as HSI and expand the availability of its unlimited long distance calling plans, Frontier’s network access expense may increase in the future. A decline in expenses associated with access line losses has offset some of the increase.

OTHER OPERATING EXPENSES

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Wage and benefit expenses	$86,206	$95,847	$(9,641)	-10%	$179,073	$196,523	$(17,450)	-9%
Pension costs	8,208	(530)	8,738	NM	16,454	(1,060)	17,514	NM
Severance and early retirement costs	11	480	(469)	-98%	2,567	3,371	(804)	-24%
Stock based compensation	2,439	3,145	(706)	-22%	4,561	6,164	(1,603)	-26%
All other operating expenses	95,890	103,391	(7,501)	-7%	190,303	200,599	(10,296)	-5%

	$192,754	$202,333	$(9,579)	-5%	$392,958	$405,597	$(12,639)	-3%

Wage and benefit expenses

Wage and benefit expenses for the three months ended June 30, 2009 decreased $9.6 million, or 10%, to $86.2 million, as compared to the three months ended June 30, 2008. Wage and benefit expenses for the six months ended June 30, 2009 decreased $17.5 million, or 9%, to $179.1 million, as compared to the six months ended June 30, 2008, primarily due to headcount reductions and associated decreases in compensation and benefit expenses.

Pension costs

The decline in the value of Frontier’s pension plan assets during 2008 has resulted in an increase in its pension expense in 2009. Pension costs for the three months ended June 30, 2009 and 2008 were approximately $8.2 million and $(0.5) million, respectively. The second quarter of 2009 pension costs represent an increase of $8.7 million over the prior year period. Pension costs include pension expense of $10.2 million and $(0.7) million, less amounts capitalized into the cost of capital expenditures of $2.0 million and $(0.2) million for the three months ended June 30, 2009 and 2008, respectively.

Pension costs for the six months ended June 30, 2009 and 2008 were approximately $16.5 million and $(1.1) million, respectively. The first six months of 2009 pension costs represent an increase of $17.5 million over the prior year period. Pension costs include pension expense of $20.4 million and $(1.3) million, less amounts capitalized into the cost of capital expenditures of $3.9 million and $(0.2) million for the six months ended June 30, 2009 and 2008, respectively.

Frontier’s pension plan assets have declined from $589.8 million at December 31, 2008 to $578.1 million at June 30, 2009, a decrease of $11.7 million, or 2%. This decrease is a result of ongoing benefit payments of $26.6 million, partially offset by positive investment returns of $14.9 million during the first six months of 2009.

Based on current assumptions and plan asset values, Frontier estimates that its 2009 pension and other postretirement benefit expenses (which were $11.2 million in 2008) will be approximately $50.0 million to $55.0 million. No contributions are expected to be made by Frontier to its pension plan until 2011, although pension asset volatility could require Frontier to make a contribution in 2010, at the earliest.

Severance and early retirement costs

Severance and early retirement costs for the three months ended June 30, 2009 decreased $0.5 million as compared with the prior year period.

Severance and early retirement costs for the six months ended June 30, 2009 decreased $0.8 million to $2.6 million as compared with the prior year period, primarily due to charges recorded in the first half of 2008 related to employee early retirements and terminations.

Stock based compensation

Stock based compensation for the three months ended June 30, 2009 decreased $0.7 million, or 22%, to $2.4 million as compared with the prior year period, primarily due to costs recorded in 2008 for a long-term incentive program that is no longer in effect.

Stock based compensation for the six months ended June 30, 2009 decreased $1.6 million, or 26%, to $4.6 million as compared with the prior year period, due to costs recorded in 2008 for a long-term incentive program that is no longer in effect and reduced costs associated with stock units, partially offset by increased costs for unvested restricted stock awards.

All other operating expenses

All other operating expenses for the three months ended June 30, 2009 decreased $7.5 million, or 7%, to $95.9 million, as compared with the three months ended June 30, 2008. All other operating expenses for the six months ended June 30, 2009 decreased $10.3 million, or 5%, to $190.3 million, as compared to the six months ended June 30, 2008, due to reduced costs for consulting fees and other outside services, partially offset by higher marketing expenses.

DEPRECIATION AND AMORTIZATION EXPENSE

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Depreciation expense	$91,430	$98,367	$(6,937)	-7%	$184,318	$193,512	$(9,194)	-5%
Amortization expense	41,388	45,883	(4,495)	-10%	86,058	91,818	(5,760)	-6%

	$132,818	$144,250	$(11,432)	-8%	$270,376	$285,330	$(14,954)	-5%

Depreciation and amortization expense for the three months ended June 30, 2009 decreased $11.4 million, or 8%, to $132.8 million, as compared to the three months ended June 30, 2008. Depreciation and amortization expense for the six months ended June 30, 2009 decreased $15.0 million, or 5%, to $270.4 million, as compared to the six months ended June 30, 2008, primarily due to reduced amortization expense, as discussed below, and a declining net asset base, partially offset by changes in the remaining useful lives of certain assets. An independent study updating the estimated remaining useful lives of Frontier’s plant assets is performed annually. Frontier adopted the remaining useful lives proposed in the last study effective October 1, 2008. Frontier’s “composite depreciation rate” increased from 5.5% to 5.6% as a result of the study. Frontier anticipates depreciation expense of approximately $350.0 million to $370.0 million and amortization expense of approximately $115.0 million for 2009. Amortization expense for the six months ended June 30, 2009 is comprised of $57.9 million for amortization associated with Frontier’s legacy properties, which were fully amortized in June 2009, and $28.2 million for intangible assets (customer base and trade name) that were acquired in the Commonwealth and GVN acquisitions.

ACQUISITION RELATED COSTS

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Acquisition related costs	$10,751	$—	$10,751	100%	$10,751	$—	$10,751	100%

Acquisition related costs primarily represent fees paid to Frontier’s advisers for services rendered in connection with the pending transactions. Frontier expects to incur acquisition costs of approximately $35.0 million in 2009 related to the pending transactions.

INVESTMENT AND OTHER INCOME, NET / INTEREST EXPENSE /

INCOME TAX EXPENSE

	For the three months ended June 30,				For the six months ended June 30,
($ in thousands)	2009	2008	$ Change	% Change	2009	2008	$ Change	% Change
Investment and other income, net	$4,618	$6,841	$(2,223)	-32%	$12,865	$5,934	$6,931	117%
Interest expense	98,670	90,710	7,960	9%	187,419	181,570	5,849	3%
Income tax expense	14,254	21,874	(7,620)	-35%	36,307	48,502	(12,195)	-25%
Income attributable to the noncontrolling interest in a partnership	392	448	(56)	-13%	1,044	776	268	35%

Investment and other income, net

Investment and other income, net for the three months ended June 30, 2009 decreased $2.2 million, or 32%, to $4.6 million, as compared with the three months ended June 30, 2008, primarily due to a decline of $2.9 million in income recognized on the termination of construction advances, reduced equity earnings of $2.5 million and $0.5 million in lower income from short-term investments of cash, partially offset by an increase of $3.6 million in gain on debt repurchases.

Investment and other income, net for the six months ended June 30, 2009 improved $6.9 million, or 117%, as compared with the six months ended June 30, 2008, primarily due to the loss on retirement of debt of $6.3 million recognized during the first quarter of 2008, combined with litigation settlement proceeds of $2.2 million and gain on debt repurchases of $3.7 million in 2009. These improvements were partially offset by reduced equity earnings of $2.3 million and a decrease of $2.3 million in income from short-term investments of cash and cash equivalents due to lower interest rates in 2009.

Frontier’s average cash balance was $265.1 million and $211.0 million for the six months ended June 30, 2009 and 2008, respectively.

Interest expense

Interest expense for the three months ended June 30, 2009 increased $8.0 million, or 9%, to $98.7 million, as compared with the three months ended June 30, 2008, primarily due to higher average debt levels and interest rates in 2009. Frontier’s average debt outstanding was $4,875.2 million and $4,757.9 million for the three months ended June 30, 2009 and 2008, respectively. Frontier’s debt levels have risen due to its $600 million debt offering on April 9, 2009. Frontier intends to use the net proceeds from the offering to reduce, repurchase, or refinance its indebtedness or for general corporate purposes. During the second quarter of 2009, Frontier used $308.0 million of the proceeds to retire $311.7 million principal amount of debt, including $255.7 million of debt maturing in 2011. Excess proceeds from this offering are invested in cash equivalents.

Interest expense for the six months ended June 30, 2009 increased $5.8 million, or 3%, to $187.4 million, as compared with the six months ended June 30, 2008, primarily due to higher average debt levels and interest rates in 2009, as discussed above. Frontier’s average debt outstanding was $4,827.6 million and $4,758.8 million for the six months ended June 30, 2009 and 2008, respectively. Frontier’s composite average borrowing rate as of June 30, 2009 as compared with the prior year was 24 basis points higher, increasing from 7.63% to 7.87%.

Income tax expense

Income tax expense for the three and six months ended June 30, 2009 decreased $7.6 million, or 35%, to $14.3 million, and $12.2 million, or 25%, to $36.3 million, respectively, as compared with the three and six months ended June 30, 2008, primarily due to lower taxable income. The second quarter of 2008 includes a reduction in income tax expense of $7.5 million that resulted from the expiration of certain statute of limitations on April 15, 2008. The effective tax rate for the first six months of 2009 and 2008 was 35.7% and 32.2%, respectively. Frontier’s cash taxes paid for the six months ended June 30, 2009 were $40.5 million, a decrease of $9.1 million from the first six months of 2008. Frontier expects to pay approximately $90.0 million to $100.0 million for the full year of 2009. Frontier’s 2009 cash tax estimate reflects the anticipated favorable impact of bonus depreciation that is part of the economic stimulus package signed into law by President Obama.

There were no material changes to the liabilities on Frontier’s books as of December 31, 2008 related to uncertain tax positions recorded under FASB Interpretation No. (FIN) 48 (ASC Topic 740) for the six months ended June 30, 2009.

Fiscal Year Ended December 31, 2008

Frontier’s historical results include the results of operations of CTE from the date of its acquisition on March 8, 2007 and of GVN from the date of its acquisition on October 31, 2007. Accordingly, results of operations for 2008, 2007 and 2006 are not directly comparable as 2008 results reflect the inclusion of a full year of operations of CTE and GVN, whereas 2007 results reflect the inclusion of approximately ten months of operations of CTE and of two months of operations of GVN and 2006 results do not reflect the results of operations of CTE or GVN.

Revenue

Consolidated revenue for 2008 decreased $51.0 million, or 2%, to $2,237.0 million as compared to 2007. Excluding additional revenue attributable to the CTE and GVN acquisitions for a full year in 2008 and for a partial period in 2007, Frontier’s revenue decreased $107.3 million during 2008, or 5%, as compared to 2007. During the first quarter of 2007, Frontier had a significant favorable settlement of a carrier dispute that resulted in a favorable one-time impact to its revenue of $38.7 million. Excluding the additional revenue due to the one-time favorable settlement in the first quarter of 2007 and the additional revenue attributable to the CTE and GVN acquisitions in 2008 and 2007, Frontier’s revenue for the year ended December 31, 2008 declined $68.6 million, or 3%, as compared to the prior year. This decline is a result of lower local services revenue, subsidy revenue and switched access revenue, partially offset by a $37.3 million, or 8%, increase in data and Internet services revenue.

Consolidated revenue for 2007 increased $262.6 million, or 13%, to $2,288.0 million as compared to 2006. Excluding the additional revenue attributable to the CTE and GVN acquisitions in 2007, and the one-time favorable settlement as referenced above in 2007, Frontier’s revenue for 2007 was $1,982.7 million, a decrease of $42.7 million, or 2%, as compared to 2006, primarily resulting from a reduction of $39.9 million in subsidies received from federal and state funds.

Frontier lost approximately 174,800 access lines (net), including 22,200 second lines, during 2008, but added approximately 57,100 HSI subscribers (net) during this same period. Despite the decline in access lines, Frontier’s customer revenue also improved by more than 1.3 percent in 2008 versus 2007. Presented in the table titled “Other Financial and Operating Data” below is a breakdown that categorizes revenue into customer service revenue and regulatory revenue (switched and subsidy revenue).

Frontier’s historical results include the results of operations of CTE from the date of its acquisition on March 8, 2007 and of GVN from the date of its acquisition on October 31, 2007. The financial tables below include a comparative analysis of Frontier’s results of operations on a historical basis for 2008, 2007 and 2006. Frontier has also presented an analysis of each category for 2007 for the results of Frontier (excluding CTE and GVN) and the results of its acquisitions: CTE from March 8, 2007 through December 31, 2007, and the results of GVN for the last two months of 2007, as included in the consolidated results of operations. The figures in each of the charts in this section for 2007 relate to Frontier legacy properties (excluding CTE and GVN).

REVENUE

	2008			2007					2006
($ in thousands)	Amount	$ Change	% Change	Amount	Acquisitions	Frontier (excluding CTE and GVN)	$ Change	% Change	Amount
Local services	$848,393	$(27,369)	-3%	$875,762	$95,197	$780,565	$(29,019)	-4%	$809,584
Data and Internet services	605,615	61,851	11%	543,764	58,934	484,830	60,621	14%	424,209
Access services	404,713	(74,749)	-16%	479,462	70,235	409,227	(18,732)	-4%	427,959
Long distance services	182,559	2,034	1%	180,525	27,070	153,455	183	0%	153,272
Directory services	113,347	(1,239)	-1%	114,586	1,264	113,322	(816)	-1%	114,138
Other	82,391	(11,525)	-12%	93,916	13,908	80,008	(16,197)	-17%	96,205

	$2,237,018	$(50,997)	-2%	$2,288,015	$266,608	$2,021,407	$(3,960)	0%	$2,025,367

Local Services

Local services revenue for 2008 decreased $27.4 million, or 3%, to $848.4 million as compared to 2007. Excluding the additional local services revenue attributable to the CTE and GVN acquisitions for 2008 and 2007, local services revenue for 2008 decreased $47.8 million, or 6%, as compared to 2007, primarily due to the continued loss of access lines which accounted for $40.4 million of the decline and a reduction in all other related services of $7.4 million. Enhanced services revenue for 2008, excluding the impact of the CTE and GVN acquisitions for 2008 and 2007, decreased $5.6 million, or 3%, as compared to 2007, primarily due to a decline in access lines and a shift in customers purchasing Frontier’s unlimited voice communications packages instead of individual features. Rate increases that were effective August 2007 resulted in a favorable 2008 impact of $3.0 million.

Local services revenue for 2007 increased $66.2 million, or 8%, to $875.8 million as compared to 2006. Excluding the additional local services revenue attributable to the CTE and GVN acquisitions of $95.2 million in 2007, local services revenue for 2007 decreased $29.0 million, or 4%, to $780.6 million as compared to 2006. The loss of access lines accounted for $28.7 million of this decline in local services revenue, partially offset by rate increases in Rochester, New York on residential lines that became effective August 2006 and 2007.

Data and Internet Services

Data and Internet services revenue for 2008 increased $61.9 million, or 11%, to $605.6 million as compared to 2007. Data and Internet services revenue for 2008, excluding the additional data and Internet services revenue attributable to the CTE and GVN acquisitions for 2008 and 2007 increased $37.3 million, or 8%, as compared to 2007, primarily due to the overall growth in the number of data and HSI customers. As of December 31, 2008, the number of Frontier’s HSI subscribers increased by approximately 57,100, or 11%, since December 31, 2007. Revenue from dedicated high-capacity circuits, including the impact of $10.5 million attributable to the CTE and GVN acquisitions, increased $26.9 million in 2008, as compared to 2007, primarily due to growth in the number of those circuits.

Data and Internet services revenue for 2007 increased $119.6 million, or 28%, to $543.8 million as compared to 2006. Excluding the additional data and Internet services revenue attributable to the CTE and GVN acquisitions for 2007, data and Internet services revenue for 2007 increased $60.6 million, or 14%, as compared to 2006, primarily due to growth in the number of data and HSI customers. As of December 31, 2007, the number of Frontier’s HSI subscribers increased by approximately 66,700, or 17%, since December 31, 2006. Revenue from dedicated high-capacity circuits increased $19.8 million in 2007, primarily due to growth in the number of those circuits.

Access Services

Access services revenue for 2008 decreased $74.7 million, or 16%, to $404.7 million as compared to 2007. Excluding the additional access services revenue attributable to the CTE and GVN acquisitions for 2008 and 2007, access services revenue for 2008 decreased $77.3 million, or 19%, as compared to 2007, for Frontier’s legacy operations. Switched access revenue for 2008, excluding the unfavorable impact of the CTE and GVN acquisitions, decreased $56.8 million, or 20%, as compared to 2007, primarily due to the settlement of a carrier dispute resulting in a favorable impact on Frontier’s 2007 revenue of $38.7 million (a one-time event), and the impact of a decline in minutes of use related to access line losses and the displacement of minutes of use by wireless, e-mail and other communications services. Excluding the impact of that one-time favorable settlement in 2007, Frontier’s switched access revenue for 2008 declined by $18.1 million, or 7% from 2007. Subsidy revenue for 2008, excluding the additional subsidy revenue attributable to the CTE and GVN acquisitions in 2008 and 2007, decreased $20.6 million, or 16%, in 2008 to $104.1 million, as compared to 2007, primarily due to lower receipts under the Federal High Cost Loop Fund program resulting from Frontier’s reduced cost structure and an increase in the program’s NACPL used by the FCC to allocate funds among all recipients. Subsidy revenue in 2008 was also negatively impacted by $2.5 million in unfavorable adjustments resulting from audits of the Federal High Cost Fund program.

Access services revenue for 2007 increased $51.5 million, or 12%, to $479.5 million as compared to 2006. Excluding the additional access services revenue attributable to the CTE and GVN acquisitions of $70.2 million in 2007, access services revenue for 2007 decreased $18.7 million, or 4%, as compared to 2006. Switched access revenue of $284.6 million increased $21.2 million, or 8%, as compared to 2006, primarily due to the settlement in the first quarter of 2007 of a dispute with a carrier resulting in a favorable impact on Frontier’s revenue in 2007 of $38.7 million (a one-time event), partially offset by the impact of a decline in minutes of use related to access line losses. Subsidy revenue for 2007 of $124.7 million decreased $39.9 million, or 24%, as compared to 2006, primarily due to lower receipts under the Federal High Cost Loop Fund program resulting from Frontier’s reduced cost structure and an increase in the program’s NACPL. In addition, in 2007, revenue from USF surcharges was reduced due to the elimination of HSI units from the USF calculation. Frontier’s expenses in 2007 related to USF contributions also was reduced due to the same factors that led to the surcharge reduction.

Long Distance Services

Long distance services revenue for 2008 increased $2.0 million, or 1%, to $182.6 million as compared to 2007. Excluding the additional long distance services revenue attributable to CTE and GVN acquisitions, long distance services revenue in 2008 decreased $3.8 million, or 2%, as compared to 2007.

Long distance services revenue for 2007 increased $27.3 million, or 18%, to $180.5 million as compared to 2006. Excluding the additional long distance services revenue attributable to the CTE and GVN acquisitions of $27.1 million in 2007, long distance services revenue for 2007 was relatively unchanged as compared to 2006, despite an increase of 13% in Frontier’s long distance minutes of use due to more customers selecting Frontier’s unlimited minutes of use package.

Frontier’s long distance minutes of use increased during 2008 and 2007, as compared with the prior years and, as noted below in network access expenses, has increased Frontier’s cost of services provided. At the same time, average revenue per minute of use has declined.

Directory Services

Directory services revenue for 2008 decreased $1.2 million, or 1%, to $113.3 million as compared to 2007. Excluding the additional directory services revenue attributable to the CTE and GVN acquisitions in 2008 and 2007, directory services revenue for 2008 decreased $4.0 million, or 4%, as compared to 2007. Directory services revenue in 2008 reflected lower revenues from yellow pages advertising, mainly in Rochester, New York.

Directory services revenue for 2007 increased $0.4 million to $114.6 million as compared to 2006. Excluding the additional directory services revenue attributable to the CTE and GVN acquisitions of $1.3 million in 2007, directory services revenue for 2007 decreased $0.8 million, or 1%, as compared to 2006, reflecting slightly lower revenues from yellow pages advertising, mainly in Rochester, New York.

Other

Other revenue for 2008 decreased $11.5 million, or 12%, to $82.4 million as compared to 2007. Other revenue was impacted by a decrease in equipment sales of $7.0 million, a decrease in service activation fee revenue of $3.3 million and decreased “bill and collect” fee revenue of $3.2 million, partially offset by higher DISH video revenue of $3.3 million.

Other revenue for 2007 decreased $2.3 million, or 2%, to $93.9 million as compared to 2006. Excluding the additional other revenue attributable to the CTE and GVN acquisitions of $13.9 million in 2007, other revenue for 2007 decreased $16.2 million, or 17%, as compared to 2006, primarily due to a $9.9 million increase in bad debt expense, the impact of a $3.4 million reduction in revenue for Frontier’s free video promotions with a multi-year customer commitment in some of Frontier’s markets, a decrease in service activation billing of $2.5 million and a decrease of $1.8 million in wireless revenue from the Mohave Cellular Limited Partnership.

OTHER FINANCIAL AND OPERATING DATA

	As of December 31, 2008	% Change	As of December 31, 2007	% Change	As of December 31, 2006
Access lines:
Residential	1,454,268	-8%	1,587,930	8%	1,476,802
Business	800,065	-5%	841,212	29%	649,772

Total access lines	2,254,333	-7%	2,429,142	14%	2,126,574

HSI subscribers	579,943	11%	522,845	33%	393,184
Video subscribers	119,919	28%	93,596	49%	62,851

	For the year ended December 31,
($ in thousands)	2008		$ Change	% Change	2007		% Change	2006
Revenue:
Residential	$944,786		$(13,667)	-1%	$958,453
Business	887,519		37,419	4%	850,100

Total customer revenue	1,832,305		23,752	1%	1,808,553

Regulatory (Access Services)	404,713		(74,749)	-16%	479,462

Total revenue	$2,237,018		$(50,997)	-2%	$2,288,015

Switched access minutes of use (in millions)	10,027			-5%	10,592		4%	10,227
Average monthly total revenue per access line	$83.05	(1)		4%	$79.94	(2)	3%	$77.25
Average monthly customer revenue per access line	$68.65	(1)		6%	$65.00	(1)

(1)	For the years ended December 31, 2008 and 2007, the calculations exclude CTE and GVN data.
(2)	For the year ended December 31, 2007, the calculation excludes CTE and GVN data and excludes the $38.7 million favorable one-time impact from the first quarter 2007 settlement of a switched access dispute. The amount is $81.50 with the $38.7 million favorable one-time impact from the settlement.

Expenses

OPERATING EXPENSES

NETWORK ACCESS EXPENSES

	2008			2007			2006
($ in thousands)	Amount	$ Change	% Change	Amount	Acquisitions	Frontier (excluding CTE and GVN)	$ Change	% Change	Amount
Network access	$222,013	$(6,229)	-3%	$228,242	$35,781	$192,461	$21,214	12%	$171,247

Network access

Consolidated network access expenses for 2008 decreased $6.2 million, or 3%, to $222.0 million as compared to 2007 primarily due to decreasing rates resulting from more efficient circuit routing for Frontier’s long distance and data products. Excluding the additional network access expenses attributable to the CTE and GVN acquisitions for 2008 and 2007, network access expenses decreased $15.1 million, or 8%, in 2008 as compared to 2007. Excluding the additional network access expenses attributable to the CTE and GVN acquisitions of $35.8 million in 2007, network access expenses for 2007 increased $21.2 million, or 12%, as compared to 2006, primarily due to increasing rates and usage related to Frontier’s long distance product and its data backbone.

In the fourth quarter of 2008, Frontier expensed $4.2 million of promotional costs for Master Card gift cards issued to new HSI customers entering into a two-year price protection plan and to existing customers who purchased additional services under a two-year price protection plan. In the first quarter of 2008, Frontier expensed $2.6 million for a flat screen television promotion. Additionally, in the fourth quarters of 2007 and 2006, Frontier expensed $11.4 million and $9.7 million, respectively, of promotional costs associated with fourth quarter HSI promotions that subsidized the cost of a new personal computer or a new digital camera in 2007, and a new personal computer in 2006, provided to customers entering into a multi-year commitment for certain bundled services.

OTHER OPERATING EXPENSES

	2008			2007						2006
($ in thousands)	Amount	$ Change	% Change	Amount	Acquisitions		Frontier (excluding CTE and GVN)	$ Change	% Change	Amount
Wage and benefit expenses	$383,887	$2,561	1%	$381,326	$28,907		$352,419	$(6,408)	-2%	$358,827
Severance and early retirement costs	7,598	(6,276)	-45%	13,874	—		13,874	6,681	93%	7,193
Stock based compensation	7,788	(1,234)	-14%	9,022	—		9,022	(1,318)	-13%	10,340
All other operating expenses	411,475	7,196	2%	404,279	72,086	(1)	332,193	(24,590)	-7%	356,783

	$810,748	$2,247	0%	$808,501	$100,993		$707,508	$(25,635)	-3%	$733,143

(1)	Includes $33.0 million of common corporate costs allocated to CTE operations during 2007.

Consolidated other operating expenses for 2008 increased $2.2 million, to $810.7 million as compared to 2007, primarily the result of Frontier’s CTE and GVN acquisitions which was largely offset by synergies and cost reductions relating to the legacy Frontier operations.

Wage and benefit expenses

Wage and benefit expenses for 2008 increased $2.6 million, or 1%, to $383.9 million as compared to 2007. Wage and benefit expenses attributable to the CTE and GVN acquisitions increased $10.2 million, or 35%, in 2008 versus 2007, primarily due to the pension curtailment gain of $14.4 million recognized in 2007, as discussed below. These additional costs were offset by a decrease of $7.6 million primarily due to headcount reductions and associated decreases in compensation and benefit costs attributable to the integration of the back office, customer service and administrative support functions of the CTE and GVN operations acquired in 2007.

Wage and benefit expenses for 2007 increased $22.5 million, or 6%, to $381.3 million as compared to 2006. Excluding the additional wage and benefit expenses attributable to the CTE and GVN acquisitions of $28.9 million in 2007, wage and benefit expenses for 2007 decreased $6.4 million, or 2%, as compared to 2006, primarily due to headcount reductions and associated decreases in compensation and benefit costs.

Included in Frontier’s wage and benefit expenses are pension and other postretirement benefit expenses. The amounts for 2007 include the costs for Frontier’s CTE plans acquired in 2007 and reflect the positive impact of a pension curtailment gain of $14.4 million, resulting from the freeze placed on certain pension benefits of the former CTE non-union employees. No contribution was made to Frontier’s pension plan during 2008 and none is expected to be made in 2009. Also, effective December 31, 2007, the CTE Employees’ Pension Plan was merged into the Frontier Pension Plan.

As a result of negative investment returns and ongoing benefit payments, Frontier’s pension plan assets have declined from $822.2 million at December 31, 2007 to $589.8 million at December 31, 2008, a decrease of $232.4 million, or 28%. This decrease represents a decline in asset value of $162.9 million, or 20%, and benefits paid of $69.5 million, or 8%. The decline in pension plan assets did not impact Frontier’s results of operations, liquidity or cash flows in 2008.

Severance and early retirement costs

Severance and early retirement costs for 2008 decreased $6.3 million, or 45%, as compared to 2007. Severance and early retirement costs of $7.6 million in 2008 include charges recorded in the first half of 2008 of $3.4 million related to employee early retirements and terminations for 42 Rochester, New York employees. Additional severance costs of $4.0 million were recorded in the fourth quarter of 2008, including $1.7 million of enhanced early retirement pension benefits related to 55 employees.

Severance and early retirement costs of $13.9 million in 2007 include a third quarter charge of approximately $12.1 million related to initiatives to enhance customer service, streamline operations and reduce costs. Approximately 120 positions were eliminated as part of this 2007 initiative, most of which were filled by new employees at Frontier’s remaining call centers. In addition, approximately 50 field operations employees agreed to participate in an early retirement program and another 30 employees from a variety of functions left Frontier in 2007.

Severance and early retirement costs for 2007 increased $6.7 million, or 93%, as compared to 2006, primarily due to the 2007 charge of approximately $12.1 million related to initiatives to enhance customer service, streamline operations and reduce costs, as discussed above.

Stock based compensation

Stock based compensation for 2008 decreased $1.2 million, or 14%, as compared to 2007 due to reduced costs associated with stock units and stock options.

Stock based compensation for 2007 decreased $1.3 million, or 13%, as compared to 2006 due to reduced costs associated with stock options, since fewer stock option grants remained unvested as compared to 2006.

All other operating expenses

All other operating expenses for 2008 increased $7.2 million, or 2%, to $411.5 million as compared to 2007, primarily due to the additional expenses attributable to the CTE and GVN acquisitions of $10.0 million in 2008 versus 2007, as 2008 includes a full year of expenses for CTE and GVN while 2007 included approximately ten months of costs for CTE and two months of costs for GVN. Frontier’s purchase of CTE has enabled Frontier to realize cost savings by leveraging its centralized back office, customer service and administrative support functions over a larger customer base.

All other operating expenses for 2007 increased $47.5 million, or 13%, to $404.3 million as compared to 2006. Excluding the additional expenses attributable to the CTE and GVN acquisitions of $72.1 million in 2007, all other operating expenses for 2007 decreased $24.6 million, or 7%, as compared to 2006, primarily due to the allocation of common corporate costs over a larger base of operations, which now includes CTE. Additionally, Frontier’s USF contribution rate and public utility commission fees decreased from 2006, resulting in a reduction in costs of $13.1 million in 2007. An increase in consulting and other outside services of $11.7 million for 2007 offset some of the decrease in expenses noted above.

DEPRECIATION AND AMORTIZATION EXPENSE

	2008			2007						2006
($ in thousands)	Amount	$ Change	% Change	Amount	Acquisitions		Frontier (excluding CTE and GVN)	$ Change	% Change	Amount
Depreciation expense	$379,490	$5,055	1%	$374,435	$45,289		$329,146	$(20,961)	-6%	$350,107
Amortization expense	182,311	10,890	6%	171,421	45,042	(1)	126,379	— (1)	0%	126,380

	$561,801	$15,945	3%	$545,856	$90,331		$455,525	$(20,962)	-4%	$476,487

(1)	Represents amortization expense related to the customer base acquired in the CTE and GVN acquisitions, and the Commonwealth trade name. Frontier’s assessment of the value of the customer base and trade name, and associated expected useful life, are based upon management estimate and independent appraisal.

Depreciation and amortization expense for 2008 increased $15.9 million, or 3%, to $561.8 million as compared to 2007. Excluding the depreciation and amortization expense for 2008 and 2007 attributable to the CTE and GVN acquisitions, depreciation and amortization expense for 2008 decreased $10.7 million, or 2%, as compared to 2007, primarily due to a declining net asset base for Frontier’s legacy properties, partially offset by changes in the remaining useful lives of certain assets.

Consolidated depreciation and amortization expense for 2007 increased $69.4 million, or 15%, to $545.9 million as compared to 2006 as a result of Frontier’s 2007 acquisitions of CTE and GVN. Excluding the impact of the CTE and GVN acquisitions, depreciation expense for 2007 decreased $21.0 million, or 6%, as compared to 2006 due to a declining net asset base partially offset by changes in the remaining useful lives of certain assets.

INVESTMENT INCOME/OTHER INCOME (LOSS), NET / INTEREST EXPENSE /

INCOME TAX EXPENSE

	2008			2007					2006
($ in thousands)	Amount	$ Change	% Change	Amount	Acquisitions	Frontier (excluding CTE and GVN)	$ Change	% Change	Amount
Investment income	$16,118	$(21,523)	-57%	$37,641	$402	$37,239	$(46,510)	-56%	$83,749
Other income (loss), net	(5,170)	12,663	71%	(17,833)	4,978	(22,818)	(25,818)	-859%	3,007
Interest Expense	362,634	(18,062)	-5%	380,696	(260)	380,956	44,510	13%	336,446
Income tax expense	106,496	(21,518)	-17%	128,014	27,013	101,001	(35,478)	-26%	136,479
Income attributable to the noncontrolling interest in a partnership	1,614	(246)	-13%	1,860	—	1,860	(2,453)	-57%	4,313

Investment income

Investment income for 2008 decreased $21.5 million, or 57%, to $16.1 million as compared to 2007, primarily due to a decrease of $22.1 million in income from short-term investments of cash and cash equivalents due to a lower investable cash balance.

Investment income for 2007 decreased $46.1 million, or 55%, to $37.6 million as compared to 2006. Excluding the investment income attributable to the CTE and GVN acquisitions of $0.4 million, investment income for 2007 decreased $46.5 million, or 56%, as compared to 2006, primarily due to the $64.6 million in proceeds received in 2006 from the Rural Telephone Bank, referred to as RTB, liquidation and dissolution, partially offset by an increase of $10.8 million in income from short-term investments of cash.

Frontier borrowed $550.0 million in December 2006 in anticipation of the Commonwealth acquisition in 2007. Frontier’s average cash balances were $177.5 million, $594.2 million and $429.5 million for 2008, 2007 and 2006, respectively.

Other income (loss), net

Other income (loss), net for 2008 improved $12.7 million, or 71%, to $(5.2) million as compared to 2007. Other income (loss), net improved in 2008 primarily due to a reduction in the loss on retirement of debt of $11.9 million and the $4.1 million expense of a bridge loan fee recorded during the first quarter of 2007.

Other income (loss), net for 2007 decreased $20.8 million to ($17.8) million as compared to 2006. Excluding the other income attributable to the CTE and GVN acquisitions of $5.0 million, other income (loss), net for 2007 decreased $25.8 million to ($22.8) million as compared to 2006, primarily due to the premium paid of $18.2 million on the early retirement of debt during 2007 and a bridge loan fee of $4.1 million.

Interest expense

Interest expense for 2008 decreased $18.1 million, or 5%, to $362.6 million as compared to 2007, primarily due to the amortization of the deferred gain associated with the termination of Frontier’s interest rate swap agreements and retirement of related debt during the first quarter of 2008, along with slightly lower average debt levels and average interest rates. Frontier’s composite average borrowing rate as of December 31, 2008, as compared to 2007, was 40 basis points lower, decreasing from 7.94% to 7.54%.

Interest expense for 2007 increased $44.5 million, or 13%, to $381.0 million as compared to 2006, primarily due to $637.6 million of higher average debt in 2007 resulting from financing the CTE acquisition. Frontier’s composite average borrowing rate as of December 31, 2007, as compared with its composite average borrowing rate as of December 31, 2006 was 18 basis points lower, decreasing from 8.12% to 7.94%.

Frontier’s average debt outstanding was $4,753.0 million, $4,834.5 million and $4,196.9 million for 2008, 2007 and 2006, respectively.

Income tax expense

Income tax expense for 2008 decreased $21.5 million, or 17%, as compared to 2007, primarily due to lower taxable income and the reduction in income tax expense of $7.5 million recorded in the second quarter of 2008 that resulted from the expiration of certain statute of limitations on April 15, 2008, as discussed below.

The effective tax rate for 2008 was 36.6% as compared with 37.2% for 2007. Frontier’s effective tax rate decreased in 2008 mainly due to the impact of the favorable tax reserve adjustment recorded in the second quarter of 2008. Frontier paid $78.9 million in cash taxes during 2008, an increase of $24.5 million over 2007, reflecting the utilization of Frontier’s tax loss carryforwards in prior years.

As a result of the expiration of certain statute of limitations on April 15, 2008, the liabilities on Frontier’s books as of December 31, 2007 related to uncertain tax positions recorded under FASB Interpretation No. (FIN) 48 were reduced by $16.2 million in the second quarter of 2008. This reduction lowered income tax expense by $7.5 million, goodwill by $3.0 million and deferred income tax assets by $5.7 million during the second quarter of 2008.

Excluding the income tax expense attributable to the CTE and GVN acquisitions of $27.0 million, income tax expense for 2007 decreased $35.5 million, or 26%, as compared to 2006, primarily due to changes in taxable income. Frontier’s effective tax rate for 2007 was 37.2% as compared with an effective tax rate of 34.6% for 2006. Frontier’s effective tax rate increased in 2007 mainly due to changes in permanent difference items and tax contingencies.

DISCONTINUED OPERATIONS

2006
($ in thousands)	Amount
Revenue	$100,612
Operating income	$27,882
Income taxes	$11,583
Net income	$18,912
Gain on disposal of ELI, net of tax	$71,635

On July 31, 2006, Frontier sold its CLEC business, ELI, for $255.3 million (including a later sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. Frontier recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Frontier’s after-tax gain on the sale was $71.6 million. Frontier’s cash liability for taxes as a result of the sale was approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

Liquidity and Capital Resources

For discussions of the terms of Frontier’s existing debt financing arrangements, see Note 8 in the notes to Frontier’s unaudited consolidated financial statements and Note 11 in the notes to Frontier’s audited consolidated financial statements, in each case included elsewhere in this prospectus supplement, and “Description of Other Indebtedness—Financing of the Combined Company.”

Three and Six Months Ended June 30, 2009

As of June 30, 2009, Frontier had cash and cash equivalents aggregating $454.1 million, including a portion of the net proceeds from a registered debt offering completed on April 9, 2009. Frontier’s primary source of funds continued to be cash generated from operations. For the six months ended June 30, 2009, Frontier used cash flow from operations, incremental borrowing and cash on hand to fund all of its investing and financing activities, including debt repayments.

Frontier believes its operating cash flows, existing cash balances, and revolving credit facility will be adequate to finance its working capital requirements, fund capital expenditures, make required debt payments through 2009, pay taxes, pay dividends to its stockholders in accordance with its dividend policy, pay its acquisition related costs and capital expenditures and support its short-term and long-term operating strategies. However, a number of factors, including but not limited to, increased cash taxes, losses of access lines, increases in competition, lower subsidy and access revenues and the impact of the current economic environment are expected to reduce its cash generated by operations. In addition, although Frontier believes, based on information available to it, that the financial institutions syndicated under its revolving credit facility would be able to fulfill their commitments to it, given the current economic environment and the recent severe contraction in the global financial markets, this could change in the future. The current credit market turmoil and Frontier’s below-investment grade credit ratings may also make it more difficult and expensive to refinance its maturing debt, although Frontier does not have any significant maturities until 2011. Frontier has approximately $1.9 million of debt maturing during the last six months of 2009 and approximately $7.2 million and $869.5 million of debt maturing in 2010 and 2011, respectively.

Cash Flow provided by Operating Activities

Cash provided by operating activities declined $8.5 million, or 3%, for the six months ended June 30, 2009 as compared with the prior year period. Frontier’s operating income decreased during the first six months of 2009 as compared to the first six months of 2008, and was mostly offset by Frontier’s reduced cash needs for working capital items during the first six months of 2009 as compared to the first six months of 2008.

Frontier has in recent years paid relatively low amounts of cash taxes. Frontier expects that in 2009 and beyond its cash taxes will increase substantially, as its federal net operating loss carryforwards and alternative minimum tax credit carryforwards have been fully utilized. Frontier paid $40.5 million in cash taxes during the first six months of 2009 and expects to pay approximately $90.0 million to $100.0 million for the full year of 2009. Frontier’s 2009 cash tax estimate reflects the anticipated favorable impact of bonus depreciation that is part of the economic stimulus package signed into law by President Obama.

Cash Flow used by Investing Activities

Capital Expenditures

For the six months ended June 30, 2009 and 2008, Frontier’s capital expenditures were $110.4 million and $123.7 million, respectively. Frontier continues to closely scrutinize all of its capital projects, emphasizes return on investment and focuses its capital expenditures on areas and services that have the greatest opportunities with respect to revenue growth and cost reduction. Frontier anticipates capital expenditures of approximately $250.0 million to $270.0 million for 2009 related to its currently owned properties.

In connection with the transactions, Frontier has commenced activities to obtain the necessary regulatory approvals, plan and implement systems and other initiatives necessary to effectuate the closing, which is expected to occur during the second quarter of 2010, and enable the combined company to implement its “go to market” strategy at closing. As a result, Frontier expects to incur operating expenses and capital expenditures of approximately $35.0 million and $25.0 million, respectively, in 2009 related to the transactions. Frontier incurred $10.8 million of acquisition related costs in the second quarter of 2009.

Cash Flow used by and provided from Financing Activities

Debt Reduction

During the first six months of 2009, Frontier retired an aggregate principal amount of $313.6 million of debt, consisting of $313.1 million of senior unsecured debt, as described in more detail below, and $0.5 million of rural utilities service loan contracts.

For the six months ended June 30, 2008, Frontier retired an aggregate principal amount of $130.4 million of debt, consisting of $128.7 million principal amount of its 9.25% Senior Notes due 2011, $1.6 million of other senior unsecured debt and rural utilities service loan contracts, and $0.1 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities, referred to as EPPICS, that were converted into Frontier common stock.

Frontier may from time to time repurchase its debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call or in privately negotiated transactions. Frontier may also refinance existing debt or exchange existing debt for newly issued debt obligations.

Issuance of Debt Securities

On April 9, 2009, Frontier completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes.

Frontier received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts. During the second quarter of 2009, Frontier used $308.0 million of the proceeds to repurchase $311.7 million principal amount of debt, consisting of $255.7 million of its 9.25% Senior Notes due May 15, 2011, $40.0 million of its 7.875% Senior Notes due January 15, 2027 and $16.0 million of its 7.125% Senior Notes due March 15, 2019. As a result of these repurchases, a $3.7 million gain was recognized and included in investment and other income, net in Frontier’s consolidated statements of operations for the three and six months ended June 30, 2009. Frontier intends to use the remaining net proceeds from the offering to reduce, repurchase or refinance its indebtedness or the indebtedness of its subsidiaries or for general corporate purposes.

On March 28, 2008, Frontier borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest of 2.18% as of June 30, 2009. The interest rate is based on the prime rate or LIBOR, at Frontier’s election, plus a margin which varies depending on Frontier’s debt leverage ratio. Frontier used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of its 9.25% Senior Notes due 2011 and to pay for the $6.3 million of premium on early retirement of these notes.

Credit Facilities

As of June 30, 2009, Frontier had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on Frontier’s debt leverage ratio, and were 0.225% per annum as of June 30, 2009. The expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. During the term of the credit facility Frontier may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments. Although Frontier believes, based on information available to it, that the financial institutions syndicated under its revolving credit facility would be able to fulfill their commitments to it, given the current economic environment and the recent severe contraction in the global financial markets, this could change in the future.

Covenants

The terms and conditions contained in Frontier’s indentures and credit facility agreements include the timely payment of principal and interest when due, the maintenance of Frontier’s corporate existence, keeping proper books and records in accordance with U.S. GAAP, restrictions on the allowance of liens on its assets, and restrictions on asset sales and transfers, mergers and other changes in corporate control. Frontier currently has no restrictions on the payment of dividends either by contract, rule or regulation, other than those imposed by the General Corporation Law of the State of Delaware, referred to as the DGCL. However, Frontier would be restricted under its credit facilities from declaring dividends if an event of default has occurred and is continuing at the time or will result from the dividend declaration. Frontier is also restricted from increasing the amount of its dividend by the terms of the merger agreement.

Frontier’s $200.0 million term loan facility with the RTFC, which matures in 2011, contains a maximum leverage ratio covenant. On May 6, 2009, Frontier and the RTFC amended the terms of the maximum leverage ratio covenant. Under the amended leverage ratio covenant, Frontier is required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreement) over the last four quarters no greater than 4.50 to 1.

Frontier’s $250.0 million credit facility, and its $150.0 million and $135.0 million senior unsecured term loans, each contain a maximum leverage ratio covenant. Under the leverage ratio covenant, Frontier is required to maintain a ratio of (i) total indebtedness minus cash and cash equivalents in excess of $50.0 million to (ii) consolidated adjusted EBITDA (as defined in the agreements) over the last four quarters no greater than 4.50 to 1. Although all of these facilities are unsecured, they will be equally and ratably secured by certain liens and equally and ratably guaranteed by certain of Frontier’s subsidiaries if it issues debt that is secured or guaranteed.

Frontier’s credit facilities and certain indentures for its senior unsecured debt obligations limit its ability to create liens or merge or consolidate with other companies and its subsidiaries’ ability to borrow funds, subject to important exceptions and qualifications.

As of June 30, 2009, Frontier was in compliance with all of its debt and credit facility covenants.

Proceeds from the Sale of Equity Securities

Frontier received proceeds from the issuance of Frontier common stock upon the exercise of options pursuant to its stock-based compensation plans. For the six months ended June 30, 2009 and 2008, Frontier received approximately $0.7 million and $1.0 million, respectively, upon the exercise of outstanding stock options.

Dividends

Frontier intends to pay regular quarterly dividends. Its ability to fund a regular quarterly dividend will be impacted by its ability to generate cash from operations. The declarations and payment of future dividends will be at the discretion of the Frontier board, and will depend upon many factors, including Frontier’s financial condition, results of operations, growth prospects, funding requirements, applicable law, restrictions in agreements governing its indebtedness and other factors the Frontier board deems relevant. In connection with the transactions, Frontier announced that after the closing of the transactions Frontier intends to reduce its annual cash dividend from $1.00 per share to $0.75 per share, subject to applicable law and agreements governing the combined company’s indebtedness and within the discretion of the Frontier board, as discussed above.

Off-Balance Sheet Arrangements

Frontier does not maintain any off-balance sheet arrangements, transactions, obligations or other relationships with unconsolidated entities that would be expected to have a material current or future effect upon its financial statements.

Critical Accounting Policies and Estimates

Other than as set forth below, there have been no material changes to Frontier’s critical accounting policies and estimates in the six months ended June 30, 2009. See “—Fiscal Year Ended December 31, 2008—Critical Accounting Policies and Estimates.”

Intangibles—Goodwill. Frontier reorganized its management and operating structure during the first quarter of 2009 incorporating its Rochester market with its existing New York State properties and the rest of the East Region. Frontier’s new structure is consistent with how its Chief Operating Decision Makers (CEO, CFO, COO) now review its results on a daily, weekly and monthly basis. As a result of the change, Frontier’s operating segments (reporting units) have decreased from 4 (at December 31, 2008) to 3 (at June 30, 2009). After making the change in its operating segments, Frontier reviewed its goodwill impairment test by comparing the EBITDA multiples for each reporting unit to their carrying values noting that no impairment indicator was present. Frontier also compared its market capitalization to its shareholders equity. Market capitalization at June 30, 2009 of $2.2 billion ($7.14/share x 312,363,000 shares) exceeded shareholders equity of Frontier of $438.0 million by $1.8 billion. Further, Frontier determined that no impairment was indicated at December 31, 2008 or June 30, 2009 for either the East or Rochester reporting units and combining them would not alter the conclusion at either date. No potential impairment was indicated and no further analysis was deemed necessary.

Fiscal Year Ended December 31, 2008

As of December 31, 2008, Frontier had cash and cash equivalents aggregating $163.6 million. Frontier’s primary source of funds continued to be cash generated from operations. For the year ended December 31, 2008, Frontier used cash flow from operations, incremental borrowings and cash on hand to fund all of its investing and financing activities, including debt repayments and stock repurchases.

Cash Flow provided by and used in Operating Activities

Cash provided by operating activities declined $82.4 million, or 10%, for 2008 as compared to 2007. The decline resulted from a drop in operating income, as adjusted for non-cash items, lower investment income, a decrease in accounts payable and an increase in current income tax expenditures. These declines were partially offset by a decrease in accounts receivable that positively impacted Frontier’s cash position as compared to the prior year. Frontier paid $78.9 million in cash taxes during 2008.

Cash Flow used by and provided from Investing Activities

Acquisitions

On March 8, 2007, Frontier acquired Commonwealth in a cash-and-stock taxable transaction, for a total consideration of approximately $1.1 billion. Frontier paid $804.1 million in cash ($663.7 million net, after cash acquired) and issued Frontier common stock with a value of approximately $249.8 million.

In connection with the acquisition of Commonwealth, Frontier assumed $35.0 million of debt under a revolving credit facility and $191.8 million face amount of Commonwealth convertible notes (fair value of $209.6 million). During March 2007, Frontier paid down the $35.0 million credit facility. Frontier retired all of the Commonwealth notes as of December 31, 2008.

On October 31, 2007, Frontier acquired GVN for a total cash consideration of $62.0 million.

Rural Telephone Bank

Frontier received approximately $64.6 million in cash from the dissolution of the RTB in April 2006, which resulted in the recognition of a pre-tax gain of approximately $61.4 million during the second quarter of 2006, as reflected in investment income in the consolidated statements of operations for the year ended December 31, 2006. Frontier’s tax net operating losses were used to absorb the cash liability for taxes.

Sale of ELI

During 2006, Frontier sold ELI, its CLEC business (including its associated real estate), for $255.3 million in cash plus the assumption of approximately $4.0 million in capital lease obligations.

Capital Expenditures

In 2008, Frontier’s capital expenditures were $288.3 million. Frontier’s 2008 capital spending was broken down into two major areas—Network/Infrastructure support and Strategic Projects. Frontier spent approximately $224 million on Network/Infrastructure support consisting of Network support and maintenance, network to new homes and business, company vehicle, routine information systems projects, and network expansion projects. Strategic projects spending totaling approximately $64 million included expansion of Frontier’s National Data Backbone, HSI market expansion and speed upgrades, strategic IT projects, wireless data projects, and enhancements of Frontier’s Internet operations.

Cash Flow used by and provided from Financing Activities

Debt Reduction and Debt Exchanges

In 2008, Frontier retired an aggregate principal amount of $144.7 million of debt, consisting of $128.7 million principal amount of Frontier’s 9.25% Senior Notes due 2011, $12.0 million of other senior unsecured debt and rural utilities service loan contracts, and $4.0 million of its EPPICS.

In 2007, Frontier retired an aggregate principal amount of $967.2 million of debt, including $3.3 million of EPPICS, and $17.8 million of 3.25% Commonwealth convertible notes that were converted into Frontier common stock. On April 26, 2007, Frontier redeemed $495.2 million principal amount of its 7.625% Senior Notes due 2008 at a price of 103.041% plus accrued and unpaid interest. During the first quarter of 2007, Frontier borrowed and repaid $200.0 million utilized to temporarily fund the acquisition of Commonwealth, and paid down the $35.0 million Commonwealth credit facility. Through December 31, 2007, Frontier retired $183.3 million face amount of Commonwealth convertible notes for which it paid $165.4 million in cash and $36.7 million in common stock. Frontier also paid down $44.6 million of industrial development revenue bonds and $4.3 million of rural utilities service loan contracts.

In 2006, Frontier retired an aggregate principal amount of $251.0 million of debt, including $15.9 million of EPPICS that were converted into Frontier common stock. During the first quarter of 2006, Frontier entered into two debt-for-debt exchanges of its debt securities. As a result, $47.5 million of Frontier’s 7.625% notes due 2008 were exchanged for approximately $47.4 million of Frontier’s 9.00% notes due 2031. During the fourth quarter of 2006, Frontier entered into four debt-for-debt exchanges and exchanged $157.3 million of its 7.625% notes due 2008 for $149.9 million of its 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions. However, with respect to the first quarter debt exchanges, a non-cash pre-tax loss of approximately $2.4 million was recognized in accordance with EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” which is included in other income (loss), net.

On June 1, 2006, Frontier retired at par its entire $175.0 million principal amount of 7.60% Debentures due June 1, 2006. On June 14, 2006, Frontier repurchased $22.7 million of its 6.75% Senior Notes due August 17, 2006 at a price of 100.181% of par. On August 17, 2006, Frontier retired at par the $29.1 million remaining balance of the 6.75% Senior Notes.

Issuance of Debt Securities

On March 28, 2008, Frontier borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest based on the prime rate or LIBOR, at Frontier’s election, plus a margin which varies depending on its debt leverage ratio. Frontier used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of Frontier’s 9.25% Senior Notes due 2011 and to pay for the $6.3 million of premium on early retirement of these notes.

On March 23, 2007, Frontier issued in a private placement an aggregate $300.0 million principal amount of 6.625% Senior Notes due 2015 and $450.0 million principal amount of 7.125% Senior Notes due 2019. Proceeds from the sale were used to pay down $200.0 million principal amount of indebtedness incurred on March 8, 2007 under a bridge loan facility in connection with the acquisition of Commonwealth and redeem, on April 26, 2007, $495.2 million principal amount of Frontier’s 7.625% Senior Notes due 2008. In the second quarter of 2007, Frontier completed an exchange offer (to publicly register the debt) for the $750.0 million in total of private placement notes described above, in addition to the $400.0 million principal amount of 7.875% Senior Notes due 2027 issued in a private placement on December 22, 2006, for registered notes.

On December 22, 2006, Frontier issued in a private placement, $400.0 million principal amount of 7.875% Senior Notes due January 15, 2027. Proceeds from the sale were used to partially finance Frontier’s acquisition of Commonwealth. These notes were exchanged for registered securities, as described above.

In December 2006, Frontier borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on an average prime rate or LIBOR, at Frontier’s election, plus a margin which varies depending on Frontier’s debt leverage ratio. Frontier used the proceeds to partially finance its acquisition of Commonwealth.

EPPICS

As of December 31, 2008, there was no EPPICS related debt outstanding to third parties. The following disclosure provides the history regarding this issuance.

In 1996, Frontier’s consolidated wholly owned subsidiary, Citizens Utilities Trust, referred to as the Trust, issued, in an underwritten public offering, 4,025,000 shares of EPPICS, representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201.3 million). These securities had an adjusted conversion price of $11.46 per share of Frontier common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the Trust Convertible Preferred Securities and a Company capital contribution were used to purchase $207.5 million aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly owned consolidated subsidiary, Citizens Utilities Capital L.P., referred to as the Partnership. The proceeds from the issuance of the Partnership Convertible Preferred Securities and a Company capital contribution were used to purchase from Frontier $211.8 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust were the Partnership Convertible Preferred Securities, and Frontier’s Convertible Subordinated Debentures were substantially all the assets of the Partnership. Frontier’s obligations under the agreements relating to the issuances of such securities, taken together, constituted a full and unconditional guarantee by Frontier of the Trust’s obligations relating to the Trust Convertible Preferred Securities and the Partnership’s obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, Frontier paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in 2008, 2007 and 2006. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2008, EPPICS representing a total principal amount of $197.8 million have been converted into 15,969,645 shares of Frontier common stock. There were no outstanding EPPICS as of December 31, 2008. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by Frontier against an offsetting investment.

Interest Rate Management

On January 15, 2008, Frontier terminated all of its interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with its Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet and is being amortized into interest expense over the term of the associated debt. For 2008, Frontier recognized $5.0 million of deferred gain. Frontier recognized $3.2 million and $3.4 million of deferred gain during the first six months of 2009 and 2008, respectively, and anticipates recognizing $1.4 million during the remainder of 2009.

The notional amounts of fixed-rate indebtedness hedged as of December 31, 2007 were $400.0 million. Such contracts required Frontier to pay variable rates of interest (estimated average pay rates of approximately 8.54% as of December 31, 2007) and receive fixed rates of interest (average receive rate of 8.50% as of December 31, 2007). All swaps were accounted for under Statement of Financial Accounting Standards No. 133 (as amended) as fair value hedges. For 2007 and 2006, the interest expense resulting from these interest rate swaps totaled approximately $2.4 million and $4.2 million, respectively.

Credit Facility

As of December 31, 2008, Frontier had available lines of credit with seven financial institutions in the aggregate amount of $250.0 million and there were no outstanding standby letters of credit issued under the facility. Associated facility fees were 0.225% per annum as of December 31, 2008.

Proceeds from the Sale of Equity Securities

For the years ended December 31, 2008, 2007 and 2006, Frontier received approximately $1.4 million, $13.8 million and $27.2 million, respectively, upon the exercise of outstanding stock options.

Share Repurchase Programs

In February 2008, the Frontier board authorized Frontier to repurchase up to $200.0 million of Frontier common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 4, 2008 and was completed on October 3, 2008. During 2008, Frontier repurchased 17,778,300 shares of Frontier common stock at an aggregate cost of $200.0 million.

In February 2007, the Frontier board authorized Frontier to repurchase up to $250.0 million of its common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 19, 2007 and was completed on October 15, 2007. During 2007, Frontier repurchased 17,279,600 shares of its common stock at an aggregate cost of $250.0 million.

In February 2006, the Frontier board authorized Frontier to repurchase up to $300.0 million of its common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 6, 2006. During 2006, Frontier repurchased 10,199,900 shares of its common stock at an aggregate cost of approximately $135.2 million. No further purchases were made prior to expiration of this authorization.

Future Commitments

A summary of Frontier’s future contractual obligations and commercial commitments as of December 31, 2008 is as follows:

Contractual Obligations:

		Payment due by period
($ in thousands)	Total	2009	2010	2011	2012-2013	Thereafter
Long-term debt obligations, excluding interest	$4,732,488	$3,857	$7,236	$1,125,143	$1,009,497	$2,586,755
Interest on long-term debt	4,507,391	357,600	360,361	315,801	494,675	2,978,954
Operating lease obligations	66,500	22,654	11,288	10,211	12,781	9,566
Purchase obligations	34,142	23,286	9,937	259	330	330
FIN No. 48 liability	48,711	1,493	22,086	12,347	12,780	5

Total	$9,389,232	$408,890	$410,908	$1,463,761	$1,530,063	$5,575,610

At December 31, 2008, Frontier had outstanding performance letters of credit totaling $21.9 million.

Divestitures

On August 24, 1999, the Frontier board approved a plan to divest its public utilities services businesses, which included gas, electric and water and wastewater businesses. Frontier has sold all of these properties. All of the agreements relating to the sales provide that Frontier will indemnify the buyer against certain liabilities (typically liabilities relating to events that occurred prior to sale), including environmental liabilities, for claims made by specified dates and that exceed threshold amounts specified in each agreement.

Discontinued Operations

On July 31, 2006, Frontier sold its CLEC business, ELI, for $255.3 million (including a later sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations.

Frontier recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Frontier’s after-tax gain on the sale was $71.6 million. Frontier’s cash liability for taxes as a result of the sale was approximately $5.0 million due to the utilization of existing tax net operating losses on both the federal and state level.

Critical Accounting Policies and Estimates

Frontier reviews all significant estimates affecting its consolidated financial statements on a recurring basis and records the effect of any necessary adjustment prior to their publication. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements; accordingly, it is possible that actual results could differ from those estimates and changes to estimates could occur in the near term. The preparation of Frontier’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, pension and other postretirement benefits, income taxes, contingencies and purchase price allocations, among others.

Frontier management has discussed the development and selection of these critical accounting estimates with the audit committee of the Frontier board and the audit committee has reviewed the disclosures relating to such estimates.

Allowance for Doubtful Accounts

Frontier maintains an allowance for estimated bad debts based on its estimate of collectability of its accounts receivable through a review of aging categories and specific customer accounts. In 2008 and 2007, Frontier had no “critical estimates” related to telecommunications bankruptcies.

Asset Impairment

In 2008 and 2007, Frontier had no “critical estimates” related to asset impairments.

Intangibles

Frontier’s indefinite lived intangibles consist of goodwill and trade name, which resulted from the purchase of ILEC properties. Frontier tests for impairment of these assets annually, or more frequently, as circumstances warrant. All of Frontier’s ILEC properties share similar economic characteristics and as a result, Frontier aggregates its four operating segments into one reportable segment. In determining fair value of goodwill during 2008, Frontier compared the net book value of the reporting units to current trading multiples of ILEC properties as well as trading values of its publicly traded common stock. Additionally, Frontier utilized a range of prices to gauge sensitivity. Frontier’s test determined that fair value exceeded book value of goodwill for each of its reporting units.

Frontier evaluates goodwill at least annually at December 31, and more often if and when impairment indicators are present. Goodwill by reporting unit (operating segment) at December 31, 2008 is as follows:

	Reporting Units
($ in thousands)	East	West	Central	Rochester
Goodwill	$501,743	$34,736	$1,406,200	$699,644

Frontier did not have any changes to its operating segments, reporting units, or changes in the allocation of goodwill by reporting unit during the years ended December 31, 2007 and 2008. During the first quarter of 2007 Frontier acquired Commonwealth and included their operations and any related goodwill in Frontier’s Central region.

Each of the above noted reporting units is an operating segment. The first step in the goodwill impairment test compares the carrying value of net assets of the reporting unit to its fair value. The result of this first step indicated that fair value of each reporting unit exceeded the carrying value of such reporting units by a wide margin. As a result, the second step of the goodwill impairment test was not required.

Frontier estimates fair value in two ways: (1) market or transaction based and (2) equity based utilizing Frontier’s share price. Market values for rural ILEC properties are typically quoted as a multiple of cash flow or EBITDA. Marketplace transactions and analyst reports support a range of values around a multiple of 6 times annualized EBITDA. For the purpose of the goodwill impairment test Frontier defines EBITDA as operating income plus depreciation and amortization. Frontier determined the fair value estimates using 6 times EBITDA but also used lower EBITDA multiples to gauge the sensitivity of the estimate and its effect on the margin of excess of fair value over the carrying values of the reporting units. Additionally, a second test was performed using Frontier’s public market equity value or market capitalization. Market capitalization (current market stock price times total shares outstanding) is a public market indicator of equity value and is useful in corroborating the 6 times EBITDA valuation because Frontier is singularly engaged in rural ILEC operating activities. Equity value at December 31, 2008 was determined using an average stock price of $8 per share (the stock price on December 31, 2008 was $8.74) and when compared to the fair value using the EBITDA multiple obtained above, exceeded such value. Frontier also used lower per share stock prices to gauge the sensitivity of the estimate and its effect on the margin of excess fair value over the carrying value. Total market capitalization determined in this manner is then allocated to the reporting units based upon each unit’s relative share of consolidated EBITDA. Frontier’s method of determining fair value has been consistently applied for the three years ending December 31, 2008.

Depreciation and Amortization

The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and identifiable intangible assets. An independent study updating the estimated remaining useful lives of Frontier’s plant assets is performed annually.

Pension and Other Postretirement Benefits

Frontier’s estimates of pension expense, other postretirement benefits including retiree medical benefits and related liabilities are “critical accounting estimates.” Frontier sponsors noncontributory defined benefit pension plans covering a significant number of current and former employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The pension plans for the majority of Frontier’s current employees are frozen. All of the employees who are still accruing pension benefits are represented employees. The accounting results for pension and post retirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. Frontier reviews these assumptions for changes annually with its independent actuaries. Frontier considers its discount rate and expected long-term rate of return on plan assets to be its most critical assumptions.

The discount rate is used to value, on a present basis, Frontier’s pension and postretirement benefit obligation as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of Frontier’s discount rate is the balance sheet date. Frontier’s discount rate assumption is determined annually with assistance from its actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination Frontier considers, among other things, the yields on the Citigroup Pension Discount Curve, the Citigroup Above-Median Pension Curve, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that affect corporate bond yields. Frontier’s discount rate was 6.50% at year-end 2008 and 2007.

The expected long-term rate of return on plan assets is applied in determining the periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, Frontier considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and Frontier’s historical 5 year, 10 year and 20 year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. Frontier reviews its asset allocation at least annually and makes changes when considered appropriate. Frontier’s asset return assumption is made at the beginning of its fiscal year. In 2008, Frontier did not change its expected long-term rate of return from the 8.25% used in 2007. Frontier’s pension plan assets are valued at actual market value as of the measurement date.

No contribution was made to its pension plan during 2008.

Income Taxes

Frontier’s effective tax rates in 2006, 2007 and 2008 were approximately at the statutory rates.

Contingencies

At December 31, 2006, Frontier had a reserve of $8.0 million in connection with a potential environmental claim in Bangor, Maine. This claim was settled with a payment of $7.625 million plus additional expenses during the third quarter of 2007.

Purchase Price Allocation—Commonwealth and GVN

The allocation of the approximate $1.1 billion paid to the “fair market value” of the assets and liabilities of Commonwealth is a critical estimate. Frontier finalized its estimate of the fair values assigned to plant, customer list and goodwill, as more fully described in Notes 3 and 7 in the notes to Frontier’s audited consolidated financial statements included elsewhere in this prospectus supplement. Additionally, the estimated expected life of a customer (used to amortize the customer list) is a critical estimate.

The Combined Company

Overview

Assuming that the Verizon Transaction is completed, the combined company is expected to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest incumbent local exchange carrier, with more than 7,000,000 access lines, 8,600,000 voice and broadband connections and 16,000 employees in 27 states on a pro forma basis as of December 31, 2008. The combined company will offer voice, data and video services to customers in its expanded geographic footprint. Assuming the merger had occurred on January 1, 2008, the combined company’s revenues on a pro forma basis would have been approximately $6.5 billion for the year ended December 31, 2008, and approximately $3.1 billion for the six months ended June 30, 2009.

The following table lists selected summary financial and operating information for Frontier and Verizon’s Separate Telephone Operations for the six months ended June 30, 2009 and the year ended December 31, 2008:

	Six Months Ended June 30, 2009		Year Ended December 31, 2008
	Frontier	Verizon’s Separate Telephone Operations	Frontier	Verizon’s Separate Telephone Operations
	(dollars in millions)		(dollars in millions)
Access lines (as of end of period)	2,189,127	4,491,815	2,254,333	4,766,468
Revenues	$1,070	$2,074	$2,237	$4,352
Cash provided by operating activities	$330	$639	$739	$1,426
Capital expenditures	$110	$279	$288	$730

Results of Operations

Revenues

The combined company is expected to derive its revenues from:

Local services. The combined company will provide basic telephone wireline services to residential and business customers in its service areas. The combined company’s service areas will be largely residential and generally less densely populated than the primary service areas of the largest incumbent local exchange carriers. The combined company will also provide enhanced services to its customers by offering a number of calling features, including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services will be billed monthly in advance. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided. The combined company will also offer packages of communications services. These packages permit customers to bundle their basic telephone line service with their choice of enhanced, long distance, video and Internet services for a monthly fee or usage fee, depending on the plan. The combined company intends to seek to increase the penetration of those enhanced and other services described above. Frontier believes that increased sales of such services will produce revenues with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. Frontier believes that its ability to integrate these services with other services will provide the combined company with the opportunity to capture an increased percentage of its customers’ communications expenditures.

Data and Internet services. The combined company will offer data services, including Internet access (via high-speed or dial up Internet access), frame relay, Metro ethernet and asynchronous transfer mode (“ATM”), switching services. The combined company will offer other data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and Internet services are typically billed monthly in advance. The unearned portion of these fees will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided.

Access services. Switched access services will allow other carriers to use the combined company’s facilities to originate and terminate their long distance voice and data traffic. These services are generally offered on a month-to-month basis and the service is generally billed on a minutes-of-use basis. Access charges are based on access rates filed with the FCC for interstate services and with the respective state regulatory agency for intrastate services. In addition, subsidies received from state and the USF based on the high cost of providing telephone service to certain rural areas will be a part of the combined company’s access services revenues. Revenue is recognized when services are provided to customers or when products are delivered to customers. Monthly recurring access service fees will be billed in advance. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided.

Long distance services. The combined company will offer long distance services to customers in its territories. Frontier believes that many customers prefer the convenience of obtaining their long distance service through their local telephone company and receiving a single bill. Long distance network service to and from points outside of the combined company’s operating territories will be provided by interconnection with the facilities of interexchange carriers. The combined company’s long distance services will be billed either on an unlimited or fixed number of minutes basis in advance or on a per minute-of-use basis in arrears. The earned but unbilled portion of these fees will be recognized as revenue and accrued in accounts receivable in the period that the services are provided.

Directory services. Directory services involves the provision of white and yellow page directories for residential and business listings. The combined company will provide this service through third-party contractors. In most of the combined company’s markets that were Frontier’s markets prior to the merger, the third-party contractors will be paid a percentage of revenues from the sale of advertising in these directories. In the remaining markets that were Frontier markets prior to the merger, the combined company will receive a flat fee from the contractors. In the Spinco territory, the directory services are expected to be provided through a third-party contractor, but the combined company will not receive any fees for listing or advertising. The combined company’s directory service will also include “Frontier Pages,” an Internet-based directory service which generates advertising revenues.

Other services. Other services expected to be provided by the combined company include:

Video services. The combined company will continue to offer a video product under an agency relationship with DISH Network in the areas in which Frontier currently operates and will also seek to offer a satellite video product in the Spinco territory under an agency relationship. In each case the combined company will bill the customer for the monthly services and remit those billings to the satellite video provider without recognizing any revenue. The combined company will in turn receive from the satellite video provider and recognize as revenue activation fees, other residual fees and nominal management, billing and collection fees. Additionally, the combined company will continue to offer broadband video services that are similar to FiOS in the states of Indiana, Oregon and Washington.

Wireless services. The combined company will offer wireless data services in select markets. The combined company’s wireless data services will utilize technologies that are relatively new, and the combined company will depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies. Revenue will be recognized when services are provided to customers. Long-term contracts will be billed in advance on an annual or semi-annual basis. End-user subscribers will be billed in advance on a monthly recurring basis and colleges, universities and businesses will be billed on a monthly recurring basis for a fixed number of users. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and later recognized as revenue over the period that the services are provided. Hourly, daily and weekly casual end-users are billed by credit card at the time of use.

Historically, Frontier and Verizon did not compete in the offering of incumbent local exchange services in their respective service areas, as their incumbent local exchange footprints did not overlap. However, Verizon has historically offered other services in the Spinco territory in addition to those offered by the Spinco business. Following the merger, the combined company will compete with Verizon with respect to the following services, which Verizon has indicated that it will continue to offer in the Spinco territory:

•	the offering of long distance services;

•

the offering of products and services to business and government customers other than as the incumbent local exchange carrier, including but not limited to carrier services, data customer premises equipment and software, structured cabling, call center solutions and the products and services formerly offered by MCI, Inc.; and

•	the offering of wireless voice, wireless data and other wireless services.

The combined company will offer long distance services in the Spinco territory and will compete with Verizon for these services. To the extent that the combined company offers services to businesses and government customers in these states, it will also compete directly with Verizon.

Expenses

The combined company’s expenses are expected to be categorized as network access expenses, other operating expenses and depreciation and amortization expenses.

•

Network Access Expenses. Network access expenses generally comprise of costs associated with the interconnection and routing of traffic to or from customers in the combined company’s service territories with territories outside its service markets. Typical examples include costs to provide long distance services and Internet services. Access expenses also include equipment installed at customer locations.

•	Other Operating Expenses. Other operating expenses include wages, benefits, property taxes, utilities, facilities, marketing, consulting and other direct costs of the business.

•

Depreciation and Amortization Expenses. Depreciation and amortization expenses include: (i) the estimated periodic charge (depreciation) for the use of property, plan and equipment and (ii) the estimated periodic charge (amortization) associated with acquired intangible assets, primarily customer relationships.

Because the Spinco business has been operated as a local exchange carrier division of Verizon in the Spinco territory, utilizing certain shared services and resources, and not as a stand-alone communications provider, the historical operating results of Verizon’s Separate Telephone Operations for the year ended December 31, 2008 and the six months ended June 30, 2009 include approximately $749 million and $434 million, respectively, of expenses for services provided by Verizon and its affiliates, including information systems and information technology, shared assets including office space outside of the Spinco territory, supplemental customer sales and service and operations. The combined company will receive these services from internal operations or from third-party service providers.

Frontier estimates that, by 2013, the combined company’s annualized net cost savings will reach approximately $500 million, which represents approximately 21% of the cash operating expenses of the Spinco business in 2008, from consolidating and internalizing a variety of services through the integration of the Spinco business into Frontier’s existing business. However, there can be no assurance that these or any cost savings will actually be achieved. In addition, the combined company will assume post-employment benefits and retirement liabilities with respect to the active employees continuing with Spinco and will also incur operating expenses in connection with these liabilities. See “Supplemental Risk Factors—Risks Relating to the Verizon Transaction—The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger” and “Cautionary Note Regarding Forward Looking Statements.”

Liquidity and Capital Resources

Frontier anticipates that the combined company’s operating cash flows, together with any cash balances and borrowing capacity under its revolving credit facility (or any permitted refinancing or replacement thereof by Frontier), will be adequate to finance the combined company’s working capital requirements, fund capital expenditures, make required debt payments, pay taxes, pay dividends to its stockholders in accordance with its dividend policy and support its short-term and long-term operating strategies. However, a number of factors, including but not limited to losses of access lines, increases in competition, lower subsidy and access revenues and the impact of the current economic environment, may reduce the combined company’s operating cash flows.

In connection with the spin-off and the merger, the combined company will assume substantial amounts of indebtedness, including the special cash payment financing, the distribution date indebtedness and, if required, the Spinco debt securities. Interest payments on this indebtedness will be a significant use of the combined company’s operating cash flows. The amount of interest payments on this indebtedness will depend on the final terms of the special cash payment financing and, if required, the Spinco debt securities, which have not yet been determined.

Verizon’s Separate Telephone Operations

Overview

Verizon’s wireline business provides communications services, including voice, broadband data and video services, network access, nationwide long distance and other communications products and services. Verizon’s Separate Telephone Operations represent a portion of Verizon’s wireline business but have not been operated as a distinct business separate from Verizon’s wireline business and do not constitute a separate legal entity. Consequently, financial statements had not historically been prepared for Verizon’s Separate Telephone Operations. Verizon has a highly diverse workforce of approximately 235,000 employees, including approximately 10,700 employed by Verizon’s Separate Telephone Operations.

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including long distance services, Internet access and broadband video provided to designated customers in those states.

Verizon’s Separate Telephone Operations are comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest, Verizon North, and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North and Verizon Northwest); also included in Verizon’s Separate Telephone Operations are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC and Verizon Online LLC. Verizon’s Separate Telephone Operations exclude all activities of Verizon Business Global LLC and Cellco.

Verizon California Inc., Verizon Northwest, Verizon North, Verizon South Inc. and Contel of the South, Inc., are wholly owned subsidiaries of GTE Corporation, which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly owned subsidiaries of Verizon.

Verizon’s Separate Telephone Operations have one reportable segment, servicing territories consisting of local access and transport areas (“LATAs”) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. Verizon’s Separate Telephone Operations include regulated and unregulated carrier business in thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

•	local exchange service,

•	intraLATA toll service,

•	network access service,

•	enhanced voice and data services, and

•	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high-speed Internet (or digital subscriber line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in areas of Indiana, Oregon and Washington.

Many of the communications services Verizon’s Separate Telephone Operations provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, Verizon’s Separate Telephone Operations has made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The FCC regulates rates that Verizon’s Separate Telephone Operations charge long distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services Verizon’s Separate Telephone Operations provides, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

The sections that follow provide information about the important aspects of Verizon’s Separate Telephone Operations and discuss their results of operations, financial position and sources and uses of cash and investments. Also highlighted are key trends and uncertainties related to Verizon’s Separate Telephone Operations to the extent practicable. In its operation of Verizon’s Separate Telephone Operations, Verizon management also monitors several key economic indicators as well as the state of the United States economy in general in evaluating operating results and assessing the potential impacts of these trends on Verizon’s businesses. While most key economic indicators, including gross domestic product, affect Verizon’s operations to some degree, Verizon management historically has noted higher correlations to non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflationary or recessionary trends and housing starts.

Verizon’s Separate Telephone Operations’ results of operations, financial position and sources and uses of cash in the periods presented have reflected, and prior to the merger are expected to continue to reflect, a focus on the following strategic imperatives:

Revenue Growth. To generate revenue growth, Verizon management, including in managing Verizon’s Separate Telephone Operations, is devoting resources to higher growth markets such as broadband markets as well as continuing to develop and market innovative product bundles to include local, long distance and broadband services for consumer and general business retail customers. Verizon management believes these efforts will help counter the effects of competition and technology substitution that have resulted in access line losses.

Profitability Improvement. Verizon management, including in managing Verizon’s Separate Telephone Operations, continues to be sharply focused on cost controls with the objective of driving efficiencies to offset access line losses.

Operational Efficiency. While focusing resources on revenue growth and market share gains, Verizon management, including in managing Verizon’s Separate Telephone Operations, is continually challenging its team to lower expenses, particularly through technology-assisted productivity improvements, including self-service initiatives. The effect of these and other efforts, such as real estate consolidation, call center routing improvements, access to Verizon’s centralized shared services organization, information technology and marketing efforts, has led to changes in Verizon’s cost structure, including in managing Verizon’s Separate Telephone Operations, as well as maintaining and improving operating income margins.

Customer Service. Verizon management’s goal is to be the leading company in customer service in every market Verizon serves. Verizon management, including in managing Verizon’s Separate Telephone Operations, views superior product offerings and customer service experiences as a competitive differentiator and a catalyst to growing revenues and gaining market share. It is committed to providing high-quality customer service and continually monitoring customer satisfaction.

Performance-Based Culture. Verizon management, including in managing Verizon’s Separate Telephone Operations, embraces a culture of accountability, based on individual and team objectives that are performance-based and tied to Verizon’s strategic imperatives. Key objectives of Verizon’s compensation programs are pay-for-performance and the alignment of executives’ and shareowners’ long-term interests. Verizon, including Verizon’s Separate Telephone Operations, also employs a highly diverse workforce, since respect for diversity is an integral part of Verizon’s culture and a critical element of its competitive success.

Verizon’s Separate Telephone Operations create value by investing the cash flows generated by their business in opportunities and transactions that support their strategic imperatives, thereby increasing customer satisfaction and usage of Verizon’s Separate Telephone Operations’ products and services. Verizon’s Separate Telephone Operations’ net cash provided by operating activities for the six months ended June 30, 2009 of $639 million increased by $50 million from $589 million for the six months ended June 30, 2008, despite 566,000 access line losses and lower operating revenues of $127 million over that same period.

Basis of Presentation

Historically, financial statements have not been prepared for Verizon’s Separate Telephone Operations, as they were not operated as a distinct business separate from Verizon’s wireline business and do not constitute a separate legal entity. The accompanying combined special-purpose financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of Verizon’s Separate Telephone Operations in contemplation of a potential spin-off or business combination involving Verizon’s Separate Telephone Operations. The accompanying combined special-purpose financial statements have been prepared in accordance with U.S. GAAP using specific information where available and allocations where data is not maintained on a state-specific basis within Verizon’s books and records. The allocations impacted substantially all of the income statement items other than operating revenues and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level. Verizon management believes the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of Verizon’s Separate Telephone Operations. The financial statements of Verizon’s Separate Telephone Operations reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the years and interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year.

The combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided by Verizon’s Separate Telephone Operations to customers in the thirteen states in which it operates. All significant intercompany transactions have been eliminated.

Results of Operations of Verizon’s Separate Telephone Operations

Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
($ in millions)	2009	2008		2009	2008
Operating revenues	$1,031	$1,102	(6.4)	$2,074	$2,201	(5.8)
Operating expenses
Cost of services and sales (exclusive of items shown below)	349	354	(1.4)	677	731	(7.4)
Selling, general and administrative expense	362	252	43.7	598	489	22.3
Depreciation and amortization expense	196	190	3.2	388	378	2.6

Total operating expenses	907	796	13.9	1,663	1,598	4.1
Operating income	124	306	(59.5)	411	603	(31.8)
Other income, net	—	2	(100.0)	—	5	(100.0)
Interest expense	23	45	(48.9)	48	92	(47.8)
Income tax provision	36	86	(58.1)	126	181	(30.4)

Net income	$65	$177	(63.3)	$237	$335	(29.3)

Operating data (in thousands)
Switched access lines in service				4,492	5,058	(11.2)
Minutes of use (MOUs)				8,345,000	9,845,000	(15.2)
FiOS Internet subscribers				140	90	55.6
FiOS TV subscribers				103	47	119.1
High-Speed Internet subscribers				908	873	4.0

Operating Revenues

Operating revenues during the three months ended June 30, 2009 declined $71 million, or 6.4%, and $127 million, or 5.8%, for the six months ended June 30, 2009, compared to the similar periods in 2008. These decreases were principally related to 11.2% fewer switched access lines in service as of June 30, 2009 compared to June 30, 2008, driven by competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 55.6%, 119.1% and 4.0%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. However, increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers totaled $19 million and $39 million for the three and six months ended June 30, 2009, respectively, compared to the similar periods in 2008.

Operating Expenses

Cost of services and sales. Cost of services and sales during the three months ended June 30, 2009 declined $5 million, or 1.4%, and $54 million, or 7.4%, for the six months ended June 30, 2009, compared to the similar periods in 2008. The decreases were primarily the result of a decline in MOUs of 15.2% for the six months ended June 30, 2009 compared to the similar period in 2008, reduced repair and maintenance expenses and lower Universal Service Fund charges, driven by 11.2% fewer access lines as of June 30, 2009 compared to June 30, 2008, as well as productivity improvements. Partially offsetting this decrease in cost of services and sales were higher costs associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions and a year-to-date adjustment for allocated real estate costs in the second quarter of 2009.

Selling, general and administrative expense. Selling, general and administrative expense during the three months ended June 30, 2009 increased $110 million, or 43.7%, and $109 million, or 22.3%, for the six months ended June 30, 2009, compared to the similar periods in 2008. In the second quarter of 2009, pension settlement losses of $139 million were recorded related to employees that received lump-sum distributions primarily resulting from previous separation plans in which prescribed payment thresholds have been reached. This increase, and higher advertising, contractor and other costs associated with the growth of FiOS Internet, FiOS TV and the high-speed Internet business, in both the three and six months ended June 30, 2009, compared to the similar periods in 2008, were partially offset by lower salary and benefits costs associated with lower allocated headcount and cost reduction initiatives.

Depreciation and amortization. Depreciation and amortization expense during the three months ended June 30, 2009 increased $6 million, or 3.2%, and $10 million, or 2.6%, for the six months ended June 30, 2009, compared to the similar periods in 2008. These increases were primarily driven by growth in depreciable telephone plant and equipment from additional capital spending and the impact of asset life changes effective January 1, 2009, partially offset by lower rates of depreciation.

Other Results

Other income, net. Other income, net includes interest income and other non-operating income and expense items. Other income, net during the three months ended June 30, 2009 decreased $2 million, or 100.0%, and $5 million, or 100.0%, for the six months ended June 30, 2009, compared to the similar periods in 2008. These decreases were the result of lower income on short-term investments, driven by lower average short-term investment balances during the three and six months ended June 30, 2009, compared to the similar periods in 2008.

Interest expense. Interest expense during the three months ended June 30, 2009 decreased $22 million, or 48.9%, and $44 million, or 47.8%, for the six months ended June 30, 2009, compared to the similar periods in 2008. These decreases were primarily driven by lower average debt balances during the three and six months ended June 30, 2009 compared to the similar periods in 2008. During the fourth quarter of 2008, $700 million of long-term debt with a weighted-average interest rate of 6.1% was repaid. In addition, the average interest rate on affiliate payables was lower during the three and six months ended June 30, 2009 compared to the similar periods in 2008.

Income taxes. The effective income tax rate is the income tax provision stated as a percentage of income before the provision for income taxes. The effective income tax rate for Verizon’s Separate Telephone Operations during the three and six months ended June 30, 2009 were 35.6% and 34.7%, respectively, compared to 32.7% and 35.1% during the three and six months ended June 30, 2008, respectively. The increase in the three months ended June 30, 2009, compared to the similar period in 2008, was primarily due to a tax benefit recorded in the second quarter of 2008 related to a settlement of uncertain tax positions.

Year Ended December 31, 2008 Compared to the Year Ended December 31, 2007

	Year Ended December 31,		% Change
($ in millions)	2008	2007
Operating revenues	$4,352	$4,527	(3.9)
Operating expenses
Cost of services and sales (exclusive of items shown below)	1,435	1,523	(5.8)
Selling, general and administrative expense	1,114	1,049	6.2
Depreciation and amortization expense	759	796	(4.6)

Total operating expenses	3,308	3,368	(1.8)
Operating income	1,044	1,159	(9.9)
Other income, net	7	10	(30.0)
Interest expense	186	203	(8.4)
Income tax provision	313	363	(13.8)

Net income	$552	$603	(8.5)

Operating data (in thousands)
Switched access lines in service	4,766	5,307	(10.2)
Minutes of use (MOUs)	18,711,000	20,902,000	(10.5)
FiOS Internet subscribers	110	71	54.9
FiOS TV subscribers	69	26	165.4
High-Speed Internet subscribers	887	848	4.6

Operating Revenues

Operating revenues during 2008 of $4,352 million declined $175 million, or 3.9% compared to 2007. This decrease was principally related to 10.2% fewer switched access lines in service driven by competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 54.9%, 165.4% and 4.6%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. However, increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers totaled $92 million.

Operating Expenses

Cost of services and sales. Cost of services and sales in 2008 of $1,435 million declined $88 million, or 5.8% compared to 2007. The decrease was primarily the result of lower MOUs of 10.5%, reduced repair and maintenance expenses and lower Universal Service Fund charges, driven by 10.2% fewer access lines, as well as productivity improvements. Partially offsetting this decrease in cost of services and sales were higher costs associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions.

Selling, general and administrative expense. Selling, general and administrative expense in 2008 of $1,114 million increased $65 million, or 6.2% compared to 2007. Higher advertising, contractor and other costs associated with the growth of FiOS Internet, FiOS TV and the high-speed Internet business and lower gains on asset sales in 2008 as well as pension settlement losses were partially offset by lower salary and benefits costs associated with lower allocated headcount and cost reduction initiatives.

Depreciation and amortization. Depreciation and amortization expense in 2008 of $759 million decreased $37 million, or 4.6% compared to 2007 primarily driven by lower rates of depreciation, partially offset by growth in depreciable telephone plant and equipment from additional capital spending.

Other Results

Other income, net. Other income, net in 2008 of $7 million declined $3 million, or 30.0% compared to 2007 as a result of lower income on short-term investments, driven by lower average short-term investment balances during 2008 compared to 2007.

Interest expense. Interest expense in 2008 of $186 million declined $17 million, or 8.4% compared to 2007. The decrease was primarily driven by lower average debt balances during 2008 compared to 2007. During the fourth quarter of 2008, $700 million of long-term debt with a weighted-average interest rate of 6.1% was repaid. In addition, the average interest rate on affiliate payables was lower during 2008 compared to 2007. These decreases were partially offset by higher average affiliate payables in 2008 compared to 2007.

Income taxes. The effective income tax rate for Verizon’s Separate Telephone Operations during 2008 was 36.2% compared to 37.6% during 2007. The decline in the effective income tax rate was primarily due to a tax benefit recorded in 2008 related to interest on uncertain tax positions.

Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

	Year Ended December 31,		% Change
($ in millions)	2007	2006
Operating revenues	$4,527	$4,674	(3.1)
Operating expenses
Cost of services and sales (exclusive of items shown below)	1,523	1,540	(1.1)
Selling, general and administrative expense	1,049	1,065	(1.5)
Depreciation and amortization expense	796	907	(12.2)

Total operating expenses	3,368	3,512	(4.1)
Operating income	1,159	1,162	(0.3)
Other income, net	10	54	(81.5)
Interest expense	203	199	2.0
Income tax provision	363	379	(4.2)

Net income	$603	$638	(5.5)

Operating data (in thousands)
Switched access lines in service	5,307	5,767	(8.0)
Minutes of use (MOUs)	20,902,000	23,496,000	(11.0)
FiOS Internet subscribers	71	36	97.2
FiOS TV subscribers	26	—	100.0
High-speed Internet subscribers	848	742	14.3

Operating Revenues

Operating revenues during 2007 of $4,527 million declined $147 million, or 3.1% compared to 2006. This decrease was principally related to 8.0% fewer switched access lines in service driven by competition and technology substitution, partially offset by revenue growth associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions of 97.2%, 100.0% and 14.3%, respectively. Fewer access lines resulted in lower local exchange service revenues and lower Universal Service Fund and end-user common line charge revenues. However, increases in Internet and video revenues resulting principally from increased FiOS and high-speed Internet subscribers totaled $66 million.

Operating Expenses

Cost of services and sales. Cost of services and sales in 2007 of $1,523 million declined $17 million, or 1.1% compared to 2006. The decrease was primarily the result of lower MOUs of 11.0%, reduced repair and maintenance expenses and lower Universal Service Fund charges, driven by 8.0% fewer access lines, as well as productivity improvements. Largely offsetting this decrease in cost of services and sales were higher costs associated with FiOS Internet, FiOS TV and high-speed Internet subscriber additions.

Selling, general and administrative expense. Selling, general and administrative expense in 2007 of $1,049 million decreased $16 million, or 1.5% compared to 2006. Lower salary and benefits costs associated with lower allocated headcount and cost reduction initiatives and higher gains on asset sales in 2007 were largely offset by higher advertising, contractor and other costs associated with the growth of FiOS Internet, FiOS TV and the high-speed Internet business.

Depreciation and amortization. Depreciation and amortization expense in 2007 of $796 million decreased $111 million, or 12.2% compared to 2006 primarily driven by lower rates of depreciation, including the impact of asset life changes effective January 1, 2007, partially offset by growth in depreciable telephone plant and equipment from additional capital spending.

Other Results

Other income, net. Other income, net in 2007 of $10 million declined $44 million, or 81.5% compared to 2006 as a result of lower income on short-term investments, driven by stock sales and gains on the early retirement of debt in 2006.

Interest expense. Interest expense in 2007 of $203 million increased $4 million, or 2.0% compared to 2006. The increase was primarily driven by higher affiliated payable balances in 2007 compared to 2006, partially offset by lower average debt balances during 2007 compared to 2006. During 2006, $392 million of long-term debt with a weighted average interest rate of 7.8% was repaid.

Income taxes. The effective income tax rate for Verizon’s Separate Telephone Operations during 2007 was 37.6% compared to 37.3% during 2006.

Off-Balance Sheet Arrangements

Verizon’s Separate Telephone Operations do not have any off-balance sheet arrangements.

Critical Accounting Policies

Verizon’s Separate Telephone Operations’ critical accounting policies are as follows:

•	accounting for pension and other postretirement benefits;

•	accounting for income taxes; and

•	depreciation of plant, property and equipment.

Accounting for Pension and Other Postretirement Benefits. Most of Verizon’s Separate Telephone Operations’ employees participate in Verizon’s defined benefit pension plans and other postretirement benefit plans. In the aggregate, pension plan obligations exceed the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant pension and other postretirement benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets, and medical cost trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations.

Accounting for Income Taxes. Verizon’s Separate Telephone Operations’ current and deferred income taxes, and any associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Verizon’s Separate Telephone Operations account for tax benefits taken or expected to be taken in Verizon’s tax returns in accordance with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Depreciation of Plant, Property and Equipment. Verizon’s Separate Telephone Operations recognize depreciation on plant, property, and equipment principally on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. Changes in the remaining useful lives of assets as a result of technological change or other changes in circumstances, including competitive factors in the markets where Verizon’s Separate Telephone Operations operate, can have a significant impact on asset balances and depreciation expense.

All of Verizon’s Separate Telephone Operations’ significant accounting policies are described in Note 1 to the combined special-purpose financial statements of Verizon’s Separate Telephone Operations, which are included elsewhere in this prospectus supplement.

Transactions with Affiliates

Operating revenue reported by Verizon’s Separate Telephone Operations includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services were reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by Verizon’s Separate Telephone Operations.

Verizon was reimbursed by Verizon’s Separate Telephone Operations for specific goods and services it provided to, or arranged for, Verizon’s Separate Telephone Operations based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

Verizon was also reimbursed by Verizon’s Separate Telephone Operations for Verizon’s Separate Telephone Operations’ share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, and tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited Verizon’s Separate Telephone Operations. These allocations were also based on the size of Verizon’s Separate Telephone Operations relative to other Verizon subsidiaries. Verizon management believes that these cost allocations are reasonable for the services provided and also believes that these cost allocations are consistent with the nature and approximate amount of the costs that Verizon’s Separate Telephone Operations would have incurred on a stand-alone basis.

Verizon’s Separate Telephone Operations also recognized an allocated portion of interest expense in connection with their contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund its working capital requirements, including those of Verizon’s Separate Telephone Operations, and invests funds in temporary investments.

The affiliate operating revenue and expense amounts included only Verizon’s Separate Telephone Operations local exchange business and related landline activities. Because operating expenses associated with Verizon’s Separate Telephone Operations’ long distance and Internet operations were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

Liquidity and Capital Resources of Verizon’s Separate Telephone Operations

Verizon’s Separate Telephone Operations use net cash generated from operations to fund capital expenditures and repay external and affiliate debt.

Cash Flows Provided By Operating Activities. Net cash provided by operating activities was $639 million and $589 million for the six months ended June 30, 2009 and 2008, respectively, and $1,426 million, $1,181 million and $1,562 million for the years ended December 31, 2008, 2007 and 2006, respectively. Historically, Verizon’s Separate Telephone Operations’ principal source of funds was cash generated from operations.

In the six months ended June 30, 2009, cash from operating activities increased $50 million compared to the similar period in 2008 primarily as a result of favorable working capital requirements. The decrease in working capital requirements was driven by an increase in accounts payable and accrued liabilities as a result of an increase in taxes payable.

In 2008, cash from operating activities increased $245 million compared to 2007 as a result of an increase in accrued employee retirement benefits and a decrease in working capital requirements. The decrease in working capital requirements was driven by an increase in accounts payable and accrued liabilities.

In 2007, the decrease in cash from operating activities of $381 million compared to 2006 was primarily driven by a decrease in earnings, depreciation and amortization and accrued employee retirement benefits and an increase in working capital requirements. The increase in working capital requirements was principally driven by the decrease in accounts payables and accrued liabilities.

Cash Flows Used In Investing Activities. Net cash used in investing activities was $253 million and $294 million for the six months ended June 30, 2009 and 2008, respectively, and $578 million, $660 million and $705 million for years ended December 31, 2008, 2007 and 2006, respectively. Capital expenditures were Verizon’s Separate Telephone Operations’ primary use of capital resources and facilitated the introduction of new products and services, enhanced responsiveness to competitive challenges and increased the operating efficiency and productivity of Verizon’s Separate Telephone Operations’ networks. Including capitalized software, Verizon’s Separate Telephone Operations invested $279 million and $364 million during the six months ended June 30, 2009 and 2008, respectively, and $730 million, $703 million and $702 million during the years ended December 31, 2008, 2007 and 2006, respectively. The decrease in capital spending in the six months ended June 30, 2009 compared to the similar period in 2008 was primarily due to lower capital spending levels across Verizon’s wireline operations. The increase in capital spending in 2008 was primarily due to increased spending in high growth areas, including FiOS Internet, FiOS TV and high-speed Internet.

Verizon’s Separate Telephone Operations’ short-term investments principally include cash equivalents held in trust accounts for payment of employee benefits. In 2008, 2007 and 2006, Verizon’s Separate Telephone Operations invested $13 million, $160 million and $189 million, respectively, in short-term investments, to pre-fund active employees’ health and welfare benefits. In 2008, Verizon’s Separate Telephone Operations significantly decreased its annual trust funding. In the six months ended June 30, 2009 and 2008, Verizon’s Separate Telephone Operations received proceeds from the sale of short-term investments by employee benefit trust accounts for the payments of employee benefits of $26 million and $66 million, respectively. Proceeds from the sales of all short-term investments, principally for the payment of employee benefits, were $161 million, $175 million and $174 million in 2008, 2007 and 2006, respectively.

Cash Flows Used In Financing Activities. Net cash used in financing activities was $386 million and $295 million for the six months ended June 30, 2009 and 2008, respectively, and $848 million, $521 million and $857 million for the years ended December 31, 2008, 2007 and 2006, respectively. The funding sources of Verizon’s Separate Telephone Operations are included in parent funding in the combined statements of selected assets, selected liabilities and parent funding of Verizon’s Separate Telephone Operations without regard to whether the funding represents intercompany debt or equity. Verizon’s Separate Telephone Operations participate in the centralized cash management services provided by Verizon. Verizon issued commercial paper and obtained bank loans to fund the working capital requirements of Verizon subsidiaries, including the companies that historically comprised Verizon’s Separate Telephone Operations, and invested funds in temporary investments on their behalf.

During the fourth quarter of 2008, Verizon North’s 5.65% debentures of $250 million, Verizon Northwest’s 5.55% debentures of $200 million and Verizon North’s 6.9% debentures of $250 million matured and were repaid.

During the second quarter of 2006, $392 million of debt was repaid, including Verizon North’s 7.625% debentures of $200 million, Verizon Northwest’s 7.875% debentures of $175 million and $17 million of other debt.

Summary of Contractual Obligations

The following table discloses aggregate information about Verizon’s Separate Telephone Operations’ contractual obligations as of December 31, 2008 and the periods in which payments are due:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Contractual obligations:
Long-term debt, including current maturities	$622	$—	$372	$—	$250
Interest on long-term debt	374	41	42	35	256
Operating leases	33	10	13	7	3

Total contractual obligations	$1,029	$51	$427	$42	$509

Note: Verizon management is not able to make a reliable estimate of when the balance of $47 million of unrecognized tax benefits and related interest and penalties that exist at December 31, 2008 will be settled with the respective taxing authorities until issues or examinations are further developed. Consequently, no amounts related to these tax benefits were included in the table above.

Distribution Date Indebtedness

Prior to the distribution date, all intercompany loans from Verizon to the Spinco business will be settled. It is anticipated that $200 million in principal amount of 6.375% Debentures Series F, due February 15, 2010, originally issued by GTE North Incorporated, that was outstanding as of June 30, 2009 will mature prior to the closing date of the merger. As a result, the parties anticipate that distribution date indebtedness will consist of the debentures described below. However, if the $175 million in principal amount of 6.30% Debentures, Series C, due June 1, 2010 issued by GTE Northwest Incorporated (the “GTE Northwest debentures”) mature prior to the closing date of the merger, the obligations under the GTE Northwest debentures will not be included in the distribution date indebtedness.

$50,000,000 8.40% Debentures due 2029

In October 1989, The Chesapeake and Potomac Telephone Company of West Virginia, a subsidiary of Verizon renamed Verizon West Virginia Inc. that will become a Spinco subsidiary, issued $50.0 million in aggregate principal amount of 8.40% Debentures due October 15, 2029 (the “West Virginia debentures”) in a private placement. The West Virginia debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

GTE North Incorporated $200,000,000 6.73% Debentures, Series G, due 2028

In February 1998, GTE North Incorporated, a subsidiary of Verizon renamed Verizon North Inc. that will become a Spinco subsidiary, issued $200,000,000 in aggregate principal amount of 6.73% Debentures, Series G, due February 15, 2028 (the “GTE North debentures”) in a transaction registered under the Securities Act. The GTE North debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

GTE Northwest Incorporated $175,000,000 6.30% Debentures, Series C, due 2010

In June 1998, GTE Northwest Incorporated, a subsidiary of Verizon renamed GTE Northwest Inc. that will become a Spinco subsidiary, issued $175,000,000 in aggregate principal amount of GTE Northwest debentures in a transaction registered under the Securities Act. The GTE Northwest debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

DESCRIPTION OF THE BUSINESS

Description of the Business of Frontier

For a description of the business of Frontier, see “Item 1. —Business” in our Annual Report on Form 10-K for the year ended December 31, 2008 which is incorporated by reference herein.

Description of the Business of the Combined Company

This offering is not conditioned on the closing of the Verizon Transaction, nor is this offering subject to an escrow arrangement or a mandatory redemption feature in the event that the Verizon Transaction is not consummated.

General

Assuming completion of the Verizon Transaction, the combined company is expected to be the nation’s largest communications services provider focused on rural areas and small and medium-sized towns and cities, and the nation’s fifth largest incumbent local exchange carrier, with more than 7,000,000 access lines, 8,600,000 voice and broadband connections and 16,000 employees in 27 states on a pro forma basis as of December 31, 2008. The combined company will offer voice, data and video services to customers in its expanded geographic footprint. Assuming the merger had occurred on January 1, 2008, the combined company’s revenues on a pro forma basis would have been approximately $6.5 billion for the year ended December 31, 2008, and approximately $3.1 billion for the six months ended June 30, 2009.

Competitive Strengths

Frontier believes that, following the merger, the combined company will be distinguished by the following competitive strengths:

Enhanced scale and scope. The increased scale and scope of the combined company will allow Frontier to leverage its common support functions and systems (such as corporate administrative functions and information technology and network systems) to achieve both operating expense and capital expenditure synergies. Frontier currently anticipates that, by 2013, the combined company’s annualized cost synergies will reach approximately $500 million, which represents approximately 21% of the cash operating expenses of Verizon’s Separate Telephone Operations in 2008.

Broader footprint and greater revenue opportunities. Although Frontier currently operates in 11 of the 14 states in which the Spinco business operates, the existing incumbent local exchange footprints of the businesses do not overlap. In addition, the customers of the Spinco business generally have a profile similar in characteristics such as age, income and property ownership to Frontier’s existing customers. The combined company therefore will have a broader operating footprint that will provide greater revenue opportunities through the expansion of Frontier’s existing operating strategies into the Spinco territory, as well as through greater broadband penetration and new product and services offerings (such as bundled service packages) in the Spinco territory.

Strong financial profile with lower leverage. The combined company would have had 2008 pro forma revenue of approximately $6.5 billion, compared to revenue of approximately $2.2 billion for Frontier on a stand-alone basis in the year ended December 31, 2008. Taking into account the significant decrease in the combined company’s leverage and the combined company’s anticipated decrease in the annual dividend to $0.75 per share of common stock, the combined company is expected to have a strengthened financial profile, with a more sustainable dividend payout ratio and the ability to achieve an investment grade credit rating within a reasonable period of time following the merger.

Experienced management team with proven track record. The combined company will be managed by Frontier’s current senior management team with a proven track record of successful business integration, as demonstrated by its integration of the former GTE properties and former Rochester Telephone, Commonwealth and GVN businesses into Frontier, as well as its consolidation of five billing systems covering 1.7 million access lines into a single system over the past five years.

Strategy

Assuming completion of the Verizon Transaction, Frontier expects that the key elements of the combined company’s strategy will be to:

Expand broadband footprint. The combined company will concentrate on broadband as a core component of its service offering and growth. As of June 30, 2009, approximately 92% of Frontier’s current customer base had access to Frontier’s broadband or other high-speed data products, whereas only 62.5% of the customers of the Spinco business had access to Verizon’s broadband or other high-speed data products. Frontier plans to focus its capital expenditures on the expansion of broadband availability in the Spinco markets and views this expansion as an opportunity to satisfy customer needs and expectations, retain a greater number of customers and increase average revenue per customer.

Increase revenue per customer. The combined company will leverage the successful sales and marketing practices that Frontier currently employs throughout its markets, including the sale of voice, data and video services as bundled packages and the use of promotions and incentives, including gifts such as personal computers, digital cameras and gift cards, to drive market share. Frontier believes these marketing strategies will present a significant opportunity to increase revenue per access line as well as strengthen customer relationships and improve customer retention. The combined company will tailor its services to the needs of its residential and business customers in the markets it serves and continually evaluate the introduction of new and complementary products and services. Frontier expects the combined company, over time, to increase broadband availability to the current Spinco customer base and, through innovative packages and promotions, improve subscription rates for broadband services in the Spinco territory. The combined company may also develop broadband video services in certain parts of the combined company’s territories and incorporate these services into its offerings, while at the same time continue to offer satellite video products. Frontier expects that, as the combined company strives to provide its customers with a diverse range of communications services, it will consider entering into and enhancing partnerships for other services that Frontier or the Spinco business does not currently provide in its markets. In addition, Frontier has implemented and will continue to implement several growth initiatives that will affect the combined company, including efforts to increase Frontier’s marketing expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand, such as wireline and wireless HSI, satellite video products and the “Frontier Peace of Mind” computer technical support. The combined company will also focus on providing a number of different service offerings, including unlimited long distance minutes, bundles of long distance minutes, wireless data and Internet portal advertising.

Enhance customer loyalty through local engagement. The combined company will continue Frontier’s existing strategy of engaging the markets at the local level to ensure that it has a customer-driven sales and service focus, including differentiating the service offerings and bundled packages to customers in different markets to ensure that customers are satisfied based on their specific needs. Local markets of the combined company will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets. The combined company will also continue the current community involvement practices of Frontier and the Spinco business to create a competitive advantage through long-term customer loyalty. The combined company will be committed to providing best-in-class service throughout its markets and, by doing so, expects to maximize retention of its customers and gain new customers.

Ensure integration of the Spinco business. Pursuant to the merger agreement and the other transaction agreements, Frontier expects the Spinco business (other than with respect to West Virginia) will continue to operate with its existing single platform on an independent basis immediately following the merger, and the Spinco business with respect to West Virginia will be integrated into Frontier’s existing systems contemporaneously with the closing of the merger. The main integration effort required for the combined company to operate the Spinco business immediately following the merger will therefore be completed prior to the closing of the merger, freeing up the resources of the combined company to implement further consolidation strategies to achieve cost savings.

Increase operating efficiencies and realize cost savings. Frontier estimates that, by 2013, the combined company’s annualized cost savings will reach approximately $500 million by leveraging the scalability of Frontier’s existing corporate administrative functions and information technology and network systems to cover certain existing Spinco business functions (including certain functions formerly provided by Verizon, or other third-party service providers, to the Spinco business). The realization of these annualized cost savings is expected to be achieved during the first two and a half years after the closing of the merger as the Spinco business’s network and information technology systems and processes are fully integrated with those of Frontier. However, there can be no assurance that these or any other cost savings will actually be realized. See “Supplemental Risk Factors—Risks Relating to the Verizon Transaction—The combined company may not realize the growth opportunities and cost synergies that are anticipated from the merger.”

Growth through selective acquisitions. Following the closing of the merger, Frontier expects that the combined company will evaluate and pursue select strategic acquisitions that would enhance revenues and cash flows, although for two years following the closing of the merger the combined company may not enter into any agreement, understanding or arrangement with respect to any transaction involving the acquisition, issuance, repurchase, or change of ownership of the combined company’s capital stock. Frontier expects that the combined company will continue to adhere to Frontier’s traditional selective criteria in its acquisition analysis.

Services

The combined company will offer a broad portfolio of high-quality communications services for residential and business customers in each of the markets in which Frontier and the Spinco business currently operate. These include services traditionally associated with local telephone companies, as well as other services such as long distance, Internet access and broadband-enabled services as well as video services. Based on its understanding of local customers’ needs, the combined company will offer bundled service packages designed to simplify customer purchasing decisions as well as to provide pricing discounts. The combined company will also offer incentives and promotions such as gifts to influence customers to purchase or retain certain services. Customer retention will also be enhanced by offering one-, two- and three-year price protection plans where customers commit to a term in exchange for predictable pricing or other incentives and promotions. The combined company will be staffed locally with skilled technicians and supervisory personnel, which will enable it to provide efficiently and reliably an array of communications services to meet its customers’ needs. Local markets of the combined company will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets.

Generation of Revenue

The combined company will primarily generate revenue through the provision of basic local telephone wireline services to residential and business customers in its service areas; network access to interexchange carriers for origination and termination of long distance voice and data traffic; long distance services; data and Internet services; directory listing and advertising; sales of third-party and owned video services; and wireless data services.

Local services. The combined company will provide basic telephone wireline services to residential and business customers in its service areas. The combined company’s service areas will be largely residential and generally less densely populated than the primary service areas of the largest incumbent local exchange carriers. The combined company will also provide enhanced services to its customers by offering a number of calling features, including call forwarding, conference calling, caller identification, voicemail and call waiting. All of these local services will be billed monthly in advance. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided. The combined company will also offer packages of communications services. These packages permit customers to bundle their basic telephone line service with their choice of enhanced, long distance, video and Internet services for a monthly fee or usage fee, depending on the plan. The combined company intends to seek to increase the penetration of those enhanced and other services described above. Frontier believes that increased sales of such services will produce revenues with higher operating margins due to the relatively low marginal operating costs necessary to offer such services. Frontier believes that its ability to integrate these services with other services will provide the combined company with the opportunity to capture an increased percentage of its customers’ communications expenditures.

Data and Internet services. The combined company will offer data services, including Internet access (via high-speed or dial-up Internet access), frame relay, Metro ethernet and ATM switching services. The combined company will offer other data transmission services to other carriers and high-volume commercial customers with dedicated high-capacity circuits. Such services are generally offered on a contract basis and the service is billed on a fixed monthly recurring charge basis. Data and Internet services are typically billed monthly in advance. The unearned portion of these fees will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided.

Access services. Switched access services allow other carriers to use the combined company’s facilities to originate and terminate their long distance voice and data traffic. These services are generally offered on a month-to-month basis and the service is generally billed on a minutes-of-use basis. Access charges are based on access rates filed with the FCC for interstate services and with the respective state regulatory agency for intrastate services. In addition, subsidies received from state and the USF based on the high cost of providing telephone service to certain rural areas will be a part of the combined company’s access services revenues. Revenue is recognized when services are provided to customers or when products are delivered to customers. Monthly recurring access service fees will be billed in advance. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and recognized as revenue over the period that the services are provided.

Long distance services. The combined company will offer long distance services to customers in its territories. Frontier believes that many customers prefer the convenience of obtaining their long distance service through their local telephone company and receiving a single bill. Long distance network service to and from points outside of the combined company’s operating territories will be provided by interconnection with the facilities of interexchange carriers. The combined company’s long distance services will be billed either on an unlimited or fixed number of minutes basis in advance or on a per minute-of-use basis in arrears. The earned but unbilled portion of these fees will be recognized as revenue and accrued in accounts receivable in the period that the services are provided.

Directory services. Directory services involves the provision of white and yellow page directories for residential and business listings. The combined company will provide this service through third-party contractors. In most of the combined company’s markets that were Frontier’s markets prior to the merger, the third-party contractors will be paid a percentage of revenues from the sale of advertising in these directories. In the remaining markets that were Frontier’s markets prior to the merger, the combined company will receive a flat fee from the contractors. In the Spinco territory, the directory services are expected to be provided through a third-party contractor, but the combined company will not receive any fees for listing or advertising. The combined company’s directory service will also include “Frontier Pages,” an Internet-based directory service which generates advertising revenues.

Other services. Other services that Frontier expects the combined company to provide include:

Video services. The combined company will continue to offer a video product under an agency relationship with DISH Network in the areas in which Frontier currently operates and will also seek to offer a satellite video product in the Spinco territory under an agency relationship. In each case the combined company will bill the customer for the monthly services and remit those billings to the satellite video provider without recognizing any revenue. The combined company will in turn receive from the satellite video provider and recognize as revenue activation fees, other residual fees and nominal management, billing and collection fees. Additionally, the combined company will continue to offer broadband video services that are similar to FiOS in the states of Indiana, Oregon and Washington.

Wireless services. The combined company will offer wireless data services in select markets. The combined company’s wireless data services will utilize technologies that are relatively new, and the combined company will depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies. Revenue will be recognized when services are provided to customers. Long-term contracts will be billed in advance on an annual or semi-annual basis. End-user subscribers will be billed in advance on a monthly recurring basis and colleges, universities and businesses will be billed on a monthly recurring basis for a fixed number of users. The unearned portion of this revenue will be initially deferred as a component of other liabilities on the combined company’s balance sheet and later recognized as revenue over the period that the services are provided. Hourly, daily and weekly casual end-users are billed by credit card at the time of use.

Service Areas

Following the merger, the combined company will serve approximately 24 homes per square mile. Based on the number of access lines operated by Frontier and the Spinco business as of December 31, 2008, approximately 65% of the combined company’s access lines would have been residential, 33% business and 2% wholesale.

The following table sets forth the combined number of access lines in the states in which Frontier and the Spinco business operated as of December 31, 2008.

State	Access Lines of Frontier	Access Lines of the Spinco Business	Access Lines of the Combined Company	Percentage of Access Lines of the Combined Company
West Virginia	143,982	617,036	761,018	10.8%
Indiana	4,647	718,251	722,898	10.2
New York	683,880	—	683,880	9.7
Illinois	97,461	573,321	670,782	9.5
Ohio	552	634,153	634,705	9.0
Washington	—	578,506	578,506	8.2
Michigan	19,102	507,462	526,564	7.5
Pennsylvania	427,489	—	427,489	6.1
Wisconsin	62,007	281,350	343,357	4.9
Oregon	12,626	309,904	322,530	4.6
North Carolina	—	263,479	263,479	3.7
Minnesota	210,983	—	210,983	3.0
California	143,871	24,205	168,076	2.4
Arizona	145,241	6,297	151,538	2.2
Idaho	20,035	113,002	133,037	1.9
South Carolina	—	127,718	127,718	1.8
Other States(1)	282,457	35,989	318,446	4.5

Total:	2,254,333	4,790,673	7,045,006	100.0

(1)	Includes Tennessee, Nevada, Iowa, Nebraska, Alabama, Utah, Georgia, New Mexico, Montana, Mississippi and Florida.

Sales and Marketing

The combined company will focus on service to local communities, utilizing Frontier’s local leadership model in the execution of sales, marketing and service initiatives. The combined company will also maintain Frontier’s traditional focus on individual customers. Frontier plans for the combined company to invest in infrastructure improvements and enhancements each year, recognizing that the economic livelihood of the communities it serves will affect opportunities to grow the business. The combined company will therefore have a vested interest in the economic development of the communities it serves.

The combined company will seek to differentiate itself from its competitors by providing an attractive range of services and a superior level of service to each of its customers, supported by local sales and service representatives, technicians and supervisory personnel. Local market operations of the combined company will be managed by local leadership with responsibility for the customer experience, as well as the financial results, in those markets. The combined company will offer competitively priced bundled services across voice, data and video products and other incentives and promotions (such as gifts) to further enhance its market position.

As the combined company strives to provide its customers with a diverse range of communications services, it will also consider entering into and enhancing partnerships for other services that it does not currently provide through its own network. Frontier has implemented and will continue to implement several growth initiatives that will benefit the combined company, including the launch of new products and services with a focus on areas that are growing or demonstrate meaningful demand. Some of those areas in which Frontier has already launched products and services include unlimited long distance minutes, wireline and wireless HSI, satellite video products, “Frontier Peace of Mind” computer technical support, Internet-based directory services and Internet portal advertising. The combined company will continue to focus on growing those products and services and to offer new ones that would be attractive to its customers.

Network Architecture and Technology

The combined company’s local exchange carrier networks will consist of central office hosts and remote sites, primarily equipped with digital switches. The outside plant will consist of transport and distribution delivery networks connecting the combined company’s host central office with remote central offices and ultimately with its customers. The combined company will own fiber optic and copper cable, which have been deployed in Frontier’s and the Spinco business’s networks and will be the primary transport technologies between the combined company’s host and remote central offices and interconnection points with other incumbent carriers.

The combined company’s fiber optic and copper transport system will be capable of supporting increasing customer demand for high bandwidth transport services. This system supports advanced services including ATM, Frame Relay, VoIP, Ethernet, and Internet Protocol Transport, facilitating delivery of advanced services as demand warrants.

As of June 30, 2009, approximately 92% of Frontier’s customer base had access to Frontier’s broadband or other high-speed data products. As of June 30, 2009, approximately 62.5% of the customer base of the Spinco business had access to Verizon’s broadband or other high-speed data products.

Rapid and significant changes in technology are expected in the communications industry. The combined company’s success will depend, in part, on its ability to anticipate and adapt to technological changes. Frontier believes that its network architecture will enable the combined company to respond to these technological changes efficiently. In addition, Frontier expects the combined company to improve profitability by reducing costs through the sharing of best practices across operations, centralization or standardization of functions and processes, and deployment of technologies and systems that provide for greater efficiencies and profitability.

Competition

Competition in the communications industry is intense and increasing. Frontier expects that the combined company will experience competition from many communications providers with a full array of products and services. Those providers include cable operators offering VoIP products, wireless carriers, long distance providers, competitive local exchange carriers, Internet providers and other wireline carriers. Frontier also believes that competition will continue to intensify in the remainder of 2009 and beyond and may result in reduced revenues for Frontier and the Spinco business. Both Frontier’s business and the Spinco business experienced erosion in access lines and switched access minutes in 2008 and the first half of 2009 primarily as a result of competition and business downsizing, as well as reductions in revenue.

The recent severe contraction in the global financial markets and ongoing recession may affect consumer behavior to reduce household expenditures by not purchasing the combined company’s services and/or by discontinuing existing services of Frontier or the Spinco business. These trends are likely to continue and may result in a challenging revenue environment. These factors could also result in increased delinquencies and bankruptcies and, therefore, affect the combined company’s ability to collect money owed to it by residential and business customers.

The combined company will employ a number of strategies to combat the competitive pressures and changes to consumer behavior noted above. Such strategies will focus in the following areas: customer retention, upgrading and up-selling services to the existing customer base of Frontier and the Spinco business, new customer growth, win backs of former customers, new product deployment, and operating expense reductions.

The combined company will aim to achieve its customer retention goals by bundling services around the local access line and providing exemplary customer service. Bundled services include HSI, unlimited long distance calling, enhanced telephone features and video offerings. The combined company will tailor these services to the needs of its residential and business customers in the markets it serves and continually evaluate the introduction of new and complementary products and services, which can also be purchased separately. Customer retention will also be enhanced by offering one-, two- and three-year price protection plans where customers commit to a term in exchange for predictable pricing or promotional offers. Additionally, the combined company will focus on enhancing the customer experience and providing exceptional customer service to differentiate itself from the competition. Frontier has previously expanded its customer service hours, shortened the scheduling windows for in-home appointments and implemented call reminders and follow-up calls for service appointments. In addition, local markets of the combined company will be operated by local managers with responsibility for the customer experience, as well as the financial results, in those markets.

The combined company will utilize targeted and innovative promotions to attract new customers, including those moving into the combined company’s territory, win back former customers, upgrade and up-sell existing customers on a variety of service offerings including HSI, video, and enhanced long distance and feature packages in order to maximize the average revenue per access line (wallet share) paid to the combined company. Depending upon market and economic conditions, the combined company may offer such promotions to drive sales and may offer additional promotions in the future.

Lastly, the combined company will focus on a number of different service offerings, including unlimited long distance minutes, bundles of long distance minutes, wireless data, Internet portal advertising and the “Frontier Peace of Mind” product suite. This last category is a suite of products aimed at managing the total communications and personal computing experience for customers. The “Frontier Peace of Mind” product and services are designed to provide value and simplicity to meet customers’ ever-changing needs. The “Frontier Peace of Mind” product suite includes services such as an in-home, full installation of the combined company’s high-speed product, two hour appointment windows for the installation, hard drive back-up services, enhanced help desk PC support and inside wire maintenance. The combined company will offer a portion of the “Frontier Peace of Mind” services, including hard drive back-up services and enhanced help desk PC support, both to its customers and to other users inside and outside of the combined company’s service territories.

Although Frontier is optimistic about the opportunities provided by each of these initiatives, it can provide no assurance about their long term profitability or impact on revenue.

Frontier believes that the combination of offering multiple products and services to customers pursuant to price protection programs, billing customers on a single bill, providing superior customer service, and being active in local communities will increase customer loyalty for the combined company, and will help generate new, and retain existing, customer revenue.

Employees

Had the merger been completed on December 31, 2008, Frontier estimates that the combined company would have had approximately 16,000 employees, of whom an estimated 70% would have been represented by a labor union and whose employment therefore would have been subject to a collective bargaining agreement. Frontier believes labor relations with its employees have historically been good.

Properties

Frontier currently owns or leases from third parties, and the Spinco business, immediately prior to the spin-off, will own or lease from third parties, all of the properties material to their respective businesses. The headquarters of the combined company will be located in leased premises at 3 High Ridge Park, Stamford, Connecticut, which currently serves as the headquarters of Frontier. Frontier believes that the combined company’s properties will be suitable and adequate for the business conducted therein and will have sufficient capacity for their intended purposes.

Intellectual Property

Frontier believes the combined company will have the trademarks, trade names and intellectual property licenses that are necessary for the operation of its business as it currently is expected to be conducted after the merger.

Legal Proceedings

From time to time, Frontier and the Spinco business are involved, and the combined company may be involved, in litigation and regulatory proceedings arising out of their respective operations. See Note 24 to the audited consolidated financial statements of Frontier and Note 11 to the audited combined financial statements of Verizon’s Separate Telephone Operations, each of which are included elsewhere in this prospectus supplement. Frontier believes that if the merger had occurred as of the date of this prospectus supplement, the combined company would not be a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on the combined company’s financial position (although such adverse outcome could have a material adverse effect on the combined company’s results of operations).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Frontier and the historical combined special-purpose financial information of Verizon’s Separate Telephone Operations included elsewhere in this prospectus supplement, and has been prepared to reflect the transactions based on the acquisition method of accounting. The unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Frontier and the historical financial statements of Verizon’s Separate Telephone Operations, adjusted to give effect to (1) the transfer of specified assets and liabilities from Verizon to Spinco in the distribution immediately prior to the spin-off that are not included in Verizon’s Special Telephone Operations’ historical balance sheet as of June 30, 2009 and the retention of specified assets and liabilities by Verizon that are included in Verizon’s Separate Telephone Operations’ historical balance sheet as of June 30, 2009, as more fully described in note 4(c) below, (2) the incurrence by Spinco of new debt to finance the special cash payment to Verizon, as more fully described in note 4(a) below, (3) the distribution of shares of Spinco common stock to a third-party distribution agent for the benefit of Verizon stockholders, (4) the receipt by Verizon from Spinco of $3,333 million in aggregate value in the form of the special cash payment and the Verizon debt reduction as more fully described in note 4(a) below and (5) the merger of Spinco with and into Frontier, with Frontier considered the accounting acquirer, based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to give effect to events that are directly attributable to the transactions and factually supportable and, in the case of the statements of operations information, that are expected to have a continuing impact.

The unaudited pro forma condensed combined balance sheet information has been prepared as of June 30, 2009, and gives effect to the transactions as if they had occurred on that date. The unaudited pro forma condensed combined statements of operations information, which has been prepared for the six months ended June 30, 2009, and for the year ended December 31, 2008, gives effect to the Verizon Transaction as if it had occurred on January 1, 2008. None of the unaudited pro forma condensed combined financial information gives effect to either the Tender Offer or the offering of notes described in this prospectus supplement.

The unaudited pro forma condensed combined financial information was prepared using (1) the unaudited interim condensed combined special-purpose financial statements of Verizon’s Separate Telephone Operations as of and for the six months ended June 30, 2009, included elsewhere in this prospectus supplement, (2) the audited combined special-purpose financial statements of Verizon’s Separate Telephone Operations for the year ended December 31, 2008, included elsewhere in this prospectus supplement, (3) the unaudited interim condensed consolidated financial statements of Frontier as of and for the six months ended June 30, 2009, included elsewhere in this prospectus supplement and (4) the audited consolidated financial statements of Frontier for the year ended December 31, 2008, included elsewhere in this prospectus supplement.

The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the transactions been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of the combined company assuming completion of the Verizon Transaction. In the opinion of Frontier’s management, all adjustments considered necessary for a fair presentation have been included.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Verizon Transaction or the effects related to the issuance of the notes in this offering or the related tender offer. In addition, the fair value of the assets acquired and liabilities assumed are based upon estimates. The final allocation is dependent upon valuations and other studies that will not be completed until after the Verizon Transaction is consummated. Accordingly, pro forma adjustments for the allocation of the value of Frontier common stock to be issued by Frontier as consideration as discussed in note (2) below are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus supplement.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET INFORMATION

AS OF JUNE 30, 2009

($ in millions)

		Verizon’s Separate Telephone Operations
	Frontier	Verizon’s Separate Telephone Operations As Reported	Incurrence of New Debt (4a)	Special Cash Payment (4b)	Additional Transfer of Assets and Liabilities to/from Verizon (4c)	Verizon’s Separate Telephone Operations as Adjusted	Pro Forma Adjustments (4d)	Pro Forma Combined
ASSETS:
Cash and cash equivalents	$454	$—	$2,703	$(2,703)	$—	$—	$—	$454
Accounts receivable, net	217	418				418		635
Other current assets	88	372			(185)	187		275

Total current assets	759	790	2,703	(2,703)	(185)	605		1,364
Property, plant and equipment, net	3,166	5,382			70	5,452		8,618
Goodwill, net	2,642						3,391	6,033
Other intangibles, net	276						1,250	1,526
Other assets	175	2,578	55		(2,523)	110		285

Total assets	$7,018	$8,750	$2,758	$(2,703)	$(2,638)	$6,167	$4,641	$17,826

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt due within one year	$7	$375	$—	$—	$—	$375	$—	$382
Accounts payable and other current liabilities	352	772			(268)	504	44	900

Total current liabilities	359	1,147			(268)	879	44	1,282
Deferred income taxes	685	1,266			(683)	583	462	1,730
Other liabilities	581	1,285			(661)	624		1,205
Long-term debt	4,945	249	2,758		6	3,013		7,958

Total long-term liabilities	6,211	2,800	2,758		(1,338)	4,220	462	10,893
Stockholders’ equity	448	4,803		(2,703)	(1,032)	1,068	4,135	5,651

Total liabilities and stockholders’ equity	$7,018	$8,750	$2,758	$(2,703)	$(2,638)	$6,167	$4,641	$17,826

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2008

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments			Pro Forma Combined
Revenue	$2,237	$4,352	$17	(5a	)	$6,494
			(47)	(5b	)
			(65)	(5d	)
Cost and expenses (exclusive of depreciation and amortization)	1,033	2,549	10	(5a	)	3,400
			(42)	(5b	)
			(85)	(5c	)
			(65)	(5d	)
Depreciation and amortization	562	759	250	(5e	)	1,587
			3	(5a	)
			13	(5f	)

Total operating expenses	1,595	3,308	84			4,987

Operating income	642	1,044	(179)			1,507
Investment and other income (expense), net	9	7	(2)	(5a	)	14
Interest expense	362	186	234	(5g	)	637
			(145)	(5h	)
Income tax expense (benefit)	106	313	(100)	(5i	)	319

Net income (loss)	$183	$552	$(170)			$565

Basic and diluted income per common share:	$0.57					$0.57	(3)

Weighted-average shares outstanding (in millions)	318					995	(3)

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS INFORMATION

FOR THE SIX MONTHS ENDED JUNE 30, 2009

($ in millions, except per share amounts)

	Frontier	Verizon’s Separate Telephone Operations	Adjustments		Pro Forma Combined
Revenue	$1,070	$2,074	$8	(5a)	$3,103
			(21)	(5b)
			(28)	(5d)
Cost and expenses (exclusive of acquisition related costs, depreciation and amortization)	513	1,275	5	(5a)	1,613
			(18)	(5b)
			(134)	(5c)
			(28)	(5d)
Depreciation and amortization	270	388	125	(5e)	793
			1	(5a)
			9	(5f)
Acquisition related costs	11	—	(11)	(1)	—

Total operating expenses	794	1,663	(51)		2,406

Operating income	276	411	10		697
Investment and other income (expense), net	11				11
Interest expense	187	48	117	(5g)	325
			(27)	(5h)
Income tax expense (benefit)	36	126	(30)	(5i)	132

Net income (loss)	$64	$237	$(50)		$251

Basic and diluted income per common share:	$0.20				$0.25

Weighted-average shares outstanding (in millions)	310				987

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1. Description of the Transactions

On May 13, 2009, Verizon, Frontier and Spinco, a wholly owned subsidiary of Verizon, entered into the merger agreement pursuant to which Spinco will merge with and into Frontier, with Frontier surviving the merger as the combined company. Pursuant to the merger agreement, Verizon stockholders will receive shares of Frontier common stock in an amount to be determined at the closing of the merger, which shares of Frontier common stock are assumed for purposes of the pro forma condensed combined financial information to have a value of $5,247 million.

Immediately prior to the merger, Spinco (1) will hold defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those states, and (2) will be spun off to Verizon stockholders. In connection with the spin-off, Verizon will receive from Spinco $3,333 million in aggregate value in the form of the special cash payment, the Verizon debt reduction and, if required, Spinco debt securities. The parties expect, and it is assumed for purposes of the pro forma condensed combined financial information, that no Spinco debt securities will be issued to Verizon in connection with the transactions.

The exact number of shares to be issued by Frontier will be determined based on the average of the volume-weighted averages of the trading prices of Frontier common stock for the 30 consecutive trading days ending on the third trading day before the closing of the merger, subject to a collar such that in no case will such average Frontier common stock price, for the purpose of determining the number of shares of Frontier common stock to be issued to Verizon stockholders at the closing of the merger, be lower than $7.00 or higher than $8.50. Depending on the trading prices of Frontier common stock prior to the closing of the merger, immediately after the closing of the merger, Verizon stockholders will own between approximately 66% and 71% of the combined company’s outstanding equity, and Frontier stockholders will own between approximately 29% and 34% of the combined company’s outstanding equity (in each case, before accounting for the elimination of fractional shares). Additionally, the aggregate consideration to be received by Verizon stockholders referred to above is subject to increase by any amounts paid, payable or forgone by Verizon pursuant to orders or settlements that are issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off. As a result, the number of shares of Frontier common stock issuable pursuant to the merger agreement may increase. Verizon will not own any shares of Frontier after the merger.

Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon stockholders in lieu of fractional shares.

The pro forma condensed combined financial information was prepared using the guidance of Statement of Financial Accounting Standards No. 141 (R), Business Combinations (SFAS 141(R)). The aggregate estimated transaction costs (other than the estimated debt incurrence fees of $55 million as described in Note 4(a)) are expected to be approximately $55 million and include estimated costs associated with investment banker advisory fees, legal fees, and regulatory and auditor services of Frontier. Approximately $10.8 million of such costs were recognized by Frontier during the three month period ended June 30, 2009 and the balance of $44 million is reflected as an accrual in the Pro Forma Adjustments column on the Unaudited Pro Forma Balance Sheet. These costs are eliminated as a pro forma adjustment in the pro forma condensed combined statement of operations for the six months ended June 30, 2009. In addition, the combined company will incur integration costs primarily related to information systems, network and process changes and enhancements (including hardware and software costs). The specific details of these integration plans will be refined as the integration is implemented over the next three years and will be recorded based on the nature and timing of the specific action.

For purposes of the pro forma condensed combined financial information, it is assumed that no amounts will be paid, payable or forgone by Verizon pursuant to orders or settlements issued or entered into in order to obtain governmental approvals in the Spinco territory that are required to complete the merger or the spin-off.

Frontier is considered the accounting acquirer for purposes of the preparation of the pro forma condensed combined financial information. This conclusion is based upon Frontier’s consideration of all relevant factors included in SFAS 141(R), including (1) the issuance by Frontier of its common stock to Verizon stockholders to acquire the Spinco business through the merger of Spinco with and into Frontier, (2) the composition of the board of directors of the combined company, which will initially consist of nine Frontier-selected directors and three Verizon-selected directors, and (3) the composition of the executive management team of the combined company, which will be led by current Frontier executives, including its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

The merger is subject to customary closing conditions, including the approval of Frontier stockholders and regulatory approvals. Subject to these conditions, it is anticipated that the merger will be completed during the second quarter of 2010.

2. Basis of Preliminary Estimated Transaction Consideration Allocation

The allocation presented represents the effect of recording on a preliminary basis the value of Frontier common stock to be issued by Frontier as consideration in the merger under the acquisition method of accounting as follows (dollars in millions):

Estimated transaction consideration:		$5,247
Current assets	$605
Property, plant & equipment—net	5,452
Goodwill	3,391
Customer list	1,250
Other assets	110
Current liabilities	(879)
Deferred income taxes	(1,045)
Long-term debt	(3,013)
Other liabilities	(624)

Total net assets acquired	$5,247

The allocation of the value of the Frontier common stock to be issued by Frontier as consideration in the merger to assets and liabilities is preliminary. The final allocation of the value of the Frontier common stock to be issued by Frontier as consideration in the merger will be based on the actual value of the Frontier common stock to be issued by Frontier as consideration in the merger and the fair values of assets acquired and liabilities assumed as of the effective time of the merger, determined based upon a third-party valuation. The valuation will be completed after consummation of the merger. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

The above noted preliminary allocation includes deferred taxes that are established at acquisition. Deferred taxes represent the tax effect at 37% of the non-deductible step-up in value of the customer list ($1,250 million x 0.37) = $462 million. The offsetting entry to establish the deferred tax liability is recorded as goodwill.

3. Frontier common stock to be issued:

The following assumptions have been made regarding the number of shares to be issued by Frontier and show the resulting impact on relative share ownership and earnings per share:

Projected Value of shares to be issued (millions)	$5,247	$5,247	$5,247
Divided by Price Per Share	$7.00	$7.75	$8.50

Projected Shares to be Issued to Verizon stockholders (in millions)	750	677	617
Frontier Shares Outstanding at December 31, 2008, pre-merger (in millions)	311	311	311

Total Shares after merger (in millions)	1,061	988	928

Percentage ownership by Frontier stockholders after merger	29%	31%	34%
Percentage ownership by Verizon stockholders after merger	71%	69%	66%

Impact on Pro Forma Earnings Per Share (basic and diluted), Year Ended December 31, 2008:

Pro Forma Weighted Average
Shares outstanding (in millions):
Frontier pre merger	318	318	318
Plus shares issued in the merger	750	677	617

Total Pro Forma Weighted Average
shares outstanding	1,068	995	935

Pro Forma Net Income (dollars in millions)	$565	$565	$565

Pro Forma Earnings Per Share (basic and diluted)	$0.53	$0.57	$0.60

4. Balance Sheet Adjustments:

(a)	Prior to or substantially contemporaneous with the contribution of the Spinco business to Spinco by Verizon, Spinco will raise up to $3,333 million through the incurrence of one or more term loan bank borrowings or capital markets issuances to finance the special cash payment to Verizon. The amount of the special cash payment is subject to a limit of $3,333 million and will be reduced by the amount of long-term debt (including current maturities) of Verizon that becomes the consolidated indebtedness of Spinco prior to the spin-off. At June 30, 2009, Verizon’s Separate Telephone Operations had long-term debt, including current maturities, of $624 million. Pro forma adjustments include $6 million of additional long-term debt that will be transferred to Spinco related to the transfer of leased vehicles. The adjustment presented therefore assumes debt incurrence of $2,758 million with net cash proceeds to Spinco of $2,703 million after estimated debt incurrence fees of $55 million. The new debt is assumed to be long-term debt issued at par and to bear interest at a weighted average rate of 8.5%.

Total cash to be paid to Verizon of $2,703 million plus distribution date indebtedness of Verizon’s Separate Telephone Operations of $624 million plus additional debt of $6 million that will be transferred to Spinco provides Verizon with total value of $3,333 million.

It is anticipated that prior to the actual merger date, a portion of the $624 million of Verizon’s Separate Telephone Operations’ debt as of June 30, 2009 will be repaid by Verizon as it matures. The amount of new debt to be incurred by Spinco will increase in an amount that corresponds to the amount of such reduction, plus additional debt incurrence fees associated with raising such additional new debt. For example, if $400 million of debt is repaid at maturity prior to the closing date of the merger, Spinco will then borrow $3,166 million ($2,758 million as shown in the column titled “Incurrence of New Debt”, plus $400 million in aggregate principal amount of additional borrowings and $8 million of estimated additional debt incurrence fees). The repayment at maturity of the debt by Verizon does not impact the total “as adjusted” debt of

Verizon’s Separate Telephone Operations or the debt of the combined company, except to the extent necessary to finance additional debt incurrence fees. Interest expense is expected to rise slightly based upon the rate differential between Verizon’s Separate Telephone Operations’ existing debt and the assumed interest rate applicable to the new debt to be incurred by Spinco. A change in the assumed interest rate applicable to the additional debt to be incurred by Spinco of 2% would result in annualized interest expense of the combined company changing by $8 million.

The parties expect, and it has been assumed for purposes of the pro forma condensed combined financial information, that no Spinco debt securities will be issued to Verizon in connection with the transactions.

(b)	This adjustment represents a special cash payment to Verizon by Spinco from the net cash proceeds of the assumed debt offering described in 4(a) above.

(c)	Verizon’s Separate Telephone Operations are adjusted to (1) include assets and liabilities that will be transferred to Spinco but are not included in Verizon’s Separate Telephone Operations’ financial statements provided elsewhere in this prospectus supplement and (2) exclude assets and liabilities that will be retained by Verizon that are included in Verizon’s Separate Telephone Operations’ financial statements, which are included elsewhere in this prospectus supplement. A brief description of these items follows (dollars in millions):

Balance	Amount	Reason
Other current assets	$(141)	Intercompany receivables retained by Verizon
	(1)	Short-term investment retained by Verizon
	(2)	Receivables related to businesses retained by Verizon
	1	Receivables related to approx. 24,000 California access lines transferred to Spinco but not included in Verizon’s Separate Telephone Operations financial information
	(40)	Inventory net transfer
	(2)	Deferred income taxes on adjustments herein
$(185)

Property, plant and equipment, net	$25	Fixed assets related to approx. 24,000 California access lines referenced above
	(31)	Fixed assets related to Verizon’s national operations to be retained by Verizon
	70	Verizon corporate real estate in the Spinco territory transferred to Spinco
	6	Verizon corporate leased vehicles in the Spinco territory transferred to Spinco

$70

Prepaid pension asset	$(2,523)	Prepaid pension in excess of actuarial liability retained by Verizon
Accounts payable and other current liabilities	$(179)	Intercompany payables retained by Verizon
	(97)	Accrued income taxes retained by Verizon
	8	Accounts payable and accrued liabilities related to approx. 24,000 California access lines referenced above
$(268)
Long term debt	$6	Verizon corporate leased vehicles in the Spinco territory transferred to Spinco

Balance	Amount	Reason
Other liabilities	$(628)	Pension, other postretirement employee benefits of retirees, stock-based compensation and postemployment benefits retained by Verizon
	(33)	Accrued uncertain tax position liability retained by Verizon
	$(661)
Deferred income taxes	$1	Deferred income taxes related to approx. 24,000 California access lines referenced above
	(684)	Deferred income taxes on the adjustments above
	$(683)
Parent funding	$(1,032)	Reflects the aggregate impact of the above noted entries

The pension and other postretirement employee benefits adjustments are based on a preliminary actuarial evaluation obtained from a third party. The final actuarial evaluation completed at the time of completion of the merger may be different from that reflected in the pro forma condensed combined financial information. This difference including the related impact on deferred taxes may be material.

(d)	(i) This adjustment in the amount of $3,391 million ($2,929 million + $462 million) reflects the goodwill associated with the excess of the transaction consideration issued over the preliminary estimated fair value of the underlying identifiable net tangible and intangible assets at June 30, 2009 ($2,929 million), and reflects the impact of the deferred taxes established in (iii) below ($462 million).

(ii) This adjustment in the amount of $1,250 million reflects the preliminary fair value of the identifiable intangible asset (customer list) which was estimated by Frontier’s management based on the fair values assigned to similar assets in recently completed acquisitions (a market approach). A third party valuation firm will be utilized to help determine the final fair value after the merger is completed. The estimated useful life of the customer list asset was assumed to be five years.

(iii) This adjustment in the amount of $462 million reflects the deferred taxes associated with the non-deductible customer list asset ($1,250 million x 37% = $462 million) based on an assumed tax rate of 37%.

(iv) This adjustment in the amount of $44 million records the estimated unpaid non-recurring costs for acquisition related transaction costs, primarily bankers, lawyers and consulting advisory fees.

(v) This adjustment in the amount of $4,135 million ($5,247 million - $1,068 million - $44 million) eliminates the “as adjusted” net equity of Verizon’s Separate Telephone Operations ($1,068 million) and reflects Frontier’s issuance of common stock to Verizon stockholders ($5,247 million) less unpaid estimated transaction costs of $44 million as of June 30, 2009.

5. Income Statement Adjustments:

(a)	This adjustment reflects results of operations related to the transfer of approximately 24,000 California access lines, representing a portion of the Spinco business not included in Verizon’s Separate Telephone Operations, to the combined company.

(b)	This adjustment reflects results of operations of wireless directory assistance, long distance revenues from calling cards and discontinued services that will not be transferred to the combined company.

(c)	This adjustment reflects pension, other postretirement employee benefits of retirees, stock-based compensation and postemployment benefits retained by Verizon.

(d)	This adjustment conforms the classification of bad debt expenses by Verizon’s Separate Telephone Operations to the classification policy of Frontier.

(e)	This adjustment reflects amortization expense associated with the customer list asset estimated in note 4(d) above assuming an estimated useful life of five years which corresponds to an increase in depreciation and amortization of $250 million for the year ended December 31, 2008 and $125 million for the six months ended June 30, 2009.

The actual depreciation and amortization expense will be based on the final fair value attributed to the identifiable tangible and intangible assets based upon the results of the third-party valuation of the acquired assets. The depreciation and amortization rates may also change based on the results of this third-party valuation. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(f)	This adjustment reflects depreciation on Verizon corporate real estate in the Spinco territory transferred to Spinco.

(g)	This adjustment reflects additional interest expense on $2,758 million of new debt to be incurred by Spinco prior to the merger, based on an assumed weighted average interest rate of 8.5%. Assuming the principal amount of new debt does not change, a 0.5% increase or decrease in the assumed interest rate would change interest expense by $14 million annually.

(h)	This adjustment adjusts interest expense of Spinco to represent the annualized third party interest charge on the long-term debt, including current maturities ($625 million) contributed by Verizon to Spinco.

(i)	This adjustment reflects the tax effect of the adjustments described in notes 5(a) through 5(h) above, using an estimated effective income tax rate of 37%.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain of our outstanding indebtedness. To the extent this summary contains descriptions of our credit facilities, our senior notes and debentures and the indentures governing them, the descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents. See “Where you Can Find More Information” and “Incorporation by Reference.”

Our Credit Facilities

As of June 30, 2009, we had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on our debt leverage ratio, and were 0.225% per annum as of June 30, 2009. The expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. During the term of the credit facility we may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

On March 28, 2008, we borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest based on the prime rate or London Interbank Offered Rate (LIBOR), at our election, plus a margin which varies depending on our debt leverage ratio.

In December 2006, we borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on an average prime rate or LIBOR plus 1 3/8%, at our election.

On October 24, 2001, we borrowed $200.0 million under a senior unsecured term loan agreement with the Rural Telephone Finance Cooperative. The loan matures in 2011 and has a fixed interest rate of 6.27%. The loan agreement contains customary representations and warranties, affirmative and negative covenants, a financial covenant that requires compliance with a leverage ratio and customary events of default.

Our Notes and Debentures

At June 30, 2009, our notes and debentures represented $4.474 billion of our approximately $4.952 billion of indebtedness outstanding. At such date, we had outstanding:

•	$665.6 million in principal amount of 9.250% Senior Notes due 2011;

•	$700.0 million in principal amount of 6.250% Senior Notes due 2013;

•	$600.0 million in principal amount of 8.250% Senior Notes due 2014;

•	$300.0 million in principal amount of 6.625% Senior Notes due 2015;

•	$434.0 million in principal amount of 7.125% Senior Notes due 2019;

•	$360.0 million in principal amount of 7.875% Senior Notes due 2027;

•	$945.3 million in principal amount of 9.000% Senior Notes due 2031; and

•	$468.7 million in principal amount of Debentures with weighted average interest rates of 7.229% and maturities ranging from 2025-2046.

On April 9, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014 (the “2014 Notes”). The issue price was 91.805% of the principal amount of the 2014 Notes. We received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts. During the second quarter of 2009, we used $308.0 million of the proceeds to repurchase $311.7 million principal amount of debt. We intend to use the remaining net proceeds from the offering to reduce, repurchase or refinance our indebtedness or the indebtedness of our subsidiaries or for general corporate purposes.

In addition, we may from time to time repurchase our debt in the open market, through tender offers, exchanges of debt securities, by exercising rights to call or in privately negotiated transactions. We may also refinance existing debt or exchange existing debt for newly issued debt obligations.

There are no scheduled principal payments required on any of these notes or debentures until their final maturities.

Our outstanding senior notes and debentures are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. None of our outstanding senior notes or debentures are guaranteed by our subsidiaries.

Certain of our senior note indentures restrict our subsidiaries’ ability to incur additional indebtedness. Please read “Supplemental Risk Factors—The agreements governing our debt, including the notes and our credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.”

Pursuant to our Tender Offer, which is being conducted concurrently with this offering of notes, we are offering to repurchase any and all of our outstanding 2011 Notes and such aggregate principal amount of our 2013 Notes as can be repurchased for aggregate consideration (excluding accrued interest) equal to the lesser of (i) $250 million and (ii) the difference between $700 million and the aggregate consideration (excluding accrued interest) used to repurchase any and all of our 2011 Notes. The successful completion of this offering is a condition precedent to our obligation to repurchase 2011 Notes and 2013 Notes pursuant to the Tender Offer. See “Summary—Recent Developments—Concurrent Debt Tender Offer” and “Use of Proceeds.” Assuming that the maximum payment amount of $700 million is used to purchase notes and the entire outstanding $640.5 million aggregate principal amount of 2011 Notes are tendered into the Tender Offer and accepted for purchase, we would have no 2011 Notes remaining outstanding.

Financing of the Combined Company

Assuming that the Verizon Transaction is completed, the combined company will be subject to the following debt financing arrangements of the Spinco business.

The merger agreement and the distribution agreement provide that, prior to the spin-off, the Spinco business will enter into the special cash payment financing to finance the distribution to Verizon of the special cash payment in an amount not to exceed the lesser of (i)(x) $3.333 billion minus (y) the aggregate amount of distribution date indebtedness and (ii) Verizon’s estimate of its tax basis in the assets transferred to the Spinco business. No later than nine months after the date of the merger agreement, Frontier and Verizon will jointly solicit proposals from reputable financing sources to provide the special cash payment financing, and Frontier will select from among the proposals one or more that Frontier reasonably determines to be the most favorable to the Spinco business. Frontier will lead the negotiations with such financing sources and keep Verizon informed of all material developments and provide Verizon with an opportunity to participate in the negotiations. The Spinco business will bear the fees and expenses payable to lenders or their advisors in connection with the special cash payment financing.

The merger agreement and the distribution agreement also provide that, if required, debt securities of Spinco may be issued to Verizon prior to the spin-off. The Spinco debt securities will be in a principal amount equal to (1) $3.333 billion minus (2) the sum of (A) the total amount of the special cash payment and (B) the aggregate amount of distribution date indebtedness. The Spinco debt securities will be senior unsecured notes, will mature on the ten-year anniversary of issuance, will not be callable at the option of the combined company for five years after issuance and will rank equally with all existing and future senior unsecured debt and senior to all existing and future subordinated debt of the combined company. The covenants and economic terms of the Spinco debt securities will be in a form that would reasonably be expected to result in the Spinco debt securities being exchanged for existing debt obligations of Verizon or its affiliates in equal principal amount. Frontier and Verizon do not expect that any Spinco debt securities will be issued.

Frontier will not be obligated to accept terms of the special cash payment financing or, if required, the Spinco debt securities, if (1) either (A) the weighted average life of the aggregate of such financing and securities, together with the aggregate amount of the distribution date indebtedness, is less than five years or (B) any of the special cash payment financing or the Spinco debt securities would have a final maturity of earlier than January 1, 2014, other than any bridge financing with a maturity of at least 364 days in an aggregate amount not in excess of $600 million, (2) such financing or securities or distribution date indebtedness would be secured by any assets of any operating subsidiary of the combined company, (3) the terms or provisions of such financing or securities or distribution date indebtedness would cause their incurrence or assumption by the combined company in or as a result of the merger to be prohibited by or cause (with or without notice or the lapse of time) a default under Frontier’s existing credit agreements or indentures as in effect on the date of the merger agreement, or (4) both (A) the proposed covenants and other terms and conditions (excluding (I) certain terms of the Spinco debt securities described above and (II) the rate, yield or tenor thereof) are not, in the aggregate, substantially in accordance with then prevailing market terms for similarly sized term loan bank borrowings or capital market issuances by companies of a size and with credit ratings similar to the combined company and (B) the effect of such covenants and other terms and conditions that are not in accordance with the prevailing market terms would, in the aggregate, be materially adverse to the combined company. In addition, Frontier will not be obligated to accept terms of the special cash payment financing and, if required, the Spinco debt securities, if as a result thereof the weighted average annual cash interest rate (including annual accretion of original issue discount with respect to indebtedness issued with a material amount of original issue discount) payable on the aggregate of the special cash payment financing, the Spinco debt securities and the distribution date indebtedness would exceed 9.5%, unless Frontier reasonably determines in good faith that such weighted average annual cash interest rate (including annual accretion of original issue discount with respect to indebtedness issued with a material amount of original issue discount) would not be unduly burdensome. The level of Frontier’s aggregate after-tax interest expense and aggregate dividend payments will determine whether or not such weighted average annual cash interest rate would be unduly burdensome.

Verizon has the right to elect to undertake an exchange of the Spinco debt securities for debt obligations of Verizon or its affiliates, or transfer the Spinco debt securities to Verizon stockholders or creditors and, if it elects to do so concurrently with the closing of the merger, Verizon has the right to condition the spin-off of the Spinco business on its ability to consummate that exchange concurrently, but only up to a principal amount of Spinco debt securities equal to (1) $3.333 billion minus (2) the sum of (A) the total amount of the special cash payment and (B) the aggregate amount of distribution date indebtedness. If Verizon elects to effect an exchange or distribution of the Spinco debt securities, it may be deemed to be an “underwriter” for purposes of the Securities Act.

The tax sharing agreement imposes certain limitations on the combined company’s ability to modify the terms of the Spinco debt securities or take certain other actions relating to the Spinco debt securities following the closing of the merger.

Distribution Date Indebtedness

Prior to the distribution date, all intercompany loans from Verizon to the Spinco business will be settled. It is anticipated that $200 million in principal amount of 6.375% Debentures Series F, due February 15, 2010, originally issued by GTE North Incorporated, that was outstanding as of June 30, 2009 will mature prior to the closing date of the merger. As a result, the parties anticipate that distribution date indebtedness will consist of the debentures described below. However, if the $175 million in principal amount of 6.30% Debentures, Series C, due June 1, 2010 issued by GTE Northwest Incorporated (the “GTE Northwest debentures”) mature prior to the closing date of the merger, the obligations under the GTE Northwest debentures will not be included in the distribution date indebtedness.

$50,000,000 8.40% Debentures due 2029

In October 1989, The Chesapeake and Potomac Telephone Company of West Virginia, a subsidiary of Verizon renamed Verizon West Virginia Inc. that will become a Spinco subsidiary, issued $50.0 million in aggregate principal amount of 8.40% Debentures due October 15, 2029 (the “West Virginia debentures”) in a private placement. The West Virginia debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

GTE North Incorporated $200,000,000 6.73% Debentures, Series G, due 2028

In February 1998, GTE North Incorporated, a subsidiary of Verizon renamed Verizon North Inc. that will become a Spinco subsidiary, issued $200,000,000 in aggregate principal amount of 6.73% Debentures, Series G, due February 15, 2028 (the “GTE North debentures”) in a transaction registered under the Securities Act. The GTE North debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

GTE Northwest Incorporated $175,000,000 6.30% Debentures, Series C, due 2010

In June 1998, GTE Northwest Incorporated, a subsidiary of Verizon renamed GTE Northwest Inc. that will become a Spinco subsidiary, issued $175,000,000 in aggregate principal amount of GTE Northwest debentures in a transaction registered under the Securities Act. The GTE Northwest debentures are the obligor’s senior, unsecured obligations that rank equally in right of payment with all of the obligor’s existing and future senior indebtedness and rank senior in right of payment to all of the obligor’s existing and future subordinated indebtedness. None of these debentures have been, or will be, guaranteed by Spinco or any of its subsidiaries.

DESCRIPTION OF THE NOTES

Frontier Communications Corporation will issue the notes under a supplemental indenture (the “supplemental indenture”) to be dated the date the notes are first issued, supplementing the indenture to be dated as of the issue date (the “indenture”), between us and The Bank of New York Mellon, as trustee. The terms of the notes include those stated in the supplemental indenture and the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. A copy of the indenture is available for inspection at the office of the trustee.

The following description is a summary of the terms of the notes. The descriptions in this prospectus supplement contain a summary of certain terms of the notes, the supplemental indenture and the indenture, but do not purport to be complete and are qualified by reference to those instruments. In this section, “we,” “our,” “us” and “Frontier” refer only to Frontier Communications Corporation and not to any of our subsidiaries.

General

We are issuing $450,000,000 aggregate principal amount of our notes in this offering.

The notes will be issued in denominations of $2,000 and multiples of $1,000. We may, without the consent of the holders of notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes previously issued. Any additional notes having such same terms, together with the notes previously issued, will constitute a single series of notes issued under the indenture.

The notes will mature on             , 2018. Interest on the notes will be payable on                      and                      of each year, beginning on                     , 2010, to the persons in whose names the notes are registered on the preceding                      and                     , respectively. Interest on the notes will accrue from                     , 2009 and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We will pay principal and interest on the notes, register the transfer of the notes and exchange the notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, Floor 8 West, New York, New York 10286, Attention: Corporate Trust Administration. So long as the notes are represented by global debt securities, the interest payable on the notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

The notes will be our senior unsecured obligations and will rank equal in right of payment to our unsecured, unsubordinated obligations. The notes will be effectively junior to all of our senior secured indebtedness to the extent of the assets securing such indebtedness and all indebtedness and other liabilities and commitments of our subsidiaries (including trade payables and capital lease obligations). As of June 30, 2009, we and our subsidiaries had approximately $4.9 billion of indebtedness. At such date, the notes would have ranked effectively junior to (i) $16.1 million of senior secured indebtedness to the extent of the assets securing such indebtedness (all of which would have been at our subsidiaries) and (ii) $323.5 million of liabilities of our subsidiaries, including $52.1 million of indebtedness (including the secured indebtedness) and excluding deferred income tax liabilities and intercompany liabilities. In addition, if the Verizon Transaction is completed, the combined company will have additional indebtedness in the amount of approximately $3.4 billion, which includes additional indebtedness in an amount currently expected to be up to approximately $425 million, assuming that the Verizon Transaction closes before June 2010, that will be held by Frontier’s subsidiaries, at the closing of the Verizon Transaction. The notes will also be effectively subordinated to such indebtedness of the combined company’s subsidiaries assuming that the Verizon Transaction is completed.

Despite the substantial additional indebtedness that the combined company would have if the Verizon Transaction were completed, the combined company would not be prohibited from incurring even more indebtedness under the indenture under which the notes will be issued.

The notes are not subject to a sinking fund.

Optional Redemption

The notes are redeemable at Frontier’s election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the notes to be redeemed then outstanding; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the note is registered at the close of business on such record date.

Frontier will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

Unless Frontier defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

If less than all of the notes are to be redeemed, selection of the notes for redemption will be made by the trustee:

(1)	if the notes are listed on any principal national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2)	if the notes are not so listed, on a pro rata basis (subject to the procedures of the Depository Trust Company) or, to the extent a pro rata basis is not permitted, in such manner as the trustee shall deem to be fair and appropriate.

However, no note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note.

Repurchase of Notes upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the notes, each holder of notes will have the right to require Frontier to repurchase all or any part of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the supplemental indenture. In the Change of Control Offer, Frontier will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest on the notes to the applicable date of repurchase. Within 30 days following any Change of

Control Triggering Event, if Frontier had not, prior to the Change of Control Triggering Event, sent a redemption notice for all the notes in connection with an optional redemption permitted by the supplemental indenture, Frontier will mail a notice to each registered holder briefly describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice (the “Change of Control Payment Date”), pursuant to the procedures required by the supplemental indenture and described in such notice.

Frontier will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the supplemental indenture, Frontier will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the supplemental indenture by virtue of such conflict.

On the Change of Control Payment Date, Frontier will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Frontier.

The paying agent will promptly mail to each registered holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 and integral multiples of $1,000. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

Frontier will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the supplemental indenture or indenture applicable to a Change of Control Offer made by Frontier and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control Offer.

There can be no assurance that Frontier will have sufficient funds available at the time of any Change of Control Triggering Event to consummate a Change of Control Offer for all notes then outstanding at a purchase price for 101% of their principal amount, plus accrued and unpaid interest to the Change of Control Payment Date.

Covenants

Limitation on Subsidiary Indebtedness

Frontier will not permit any of its Subsidiaries to Incur any Indebtedness, other than

(A)

Indebtedness of any Subsidiary of Frontier consisting of (i) Guarantees by such Subsidiary of Indebtedness of Frontier under Credit Facilities or (ii) Liens granted by such Subsidiary to secure such Guarantee or such Indebtedness of Frontier, in an aggregate principal amount (without duplication), when taken together with the aggregate principal amount of Indebtedness secured by Liens on the property or assets (which includes capital stock) of Frontier and its Subsidiaries Incurred pursuant to the second sentence and clause (1) of the first paragraph of “—Limitations on Liens” covenant below, not to exceed the Permitted Amount at the time of Incurrence of such Guarantee or Lien;

(B)	Indebtedness of any Designated Subsidiary or any Subsidiary of such Designated Subsidiary, provided that, with respect to this clause (B) only, no portion of such Indebtedness is recourse to Frontier or any of its other Subsidiaries;

(C)	Acquired Indebtedness;

(D)	Indebtedness existing on the Issue Date of any Subsidiary of Frontier;

(E)	Indebtedness of any Subsidiary of Frontier issued in exchange for, or the net proceeds of which are used or will be used to extend, refinance, renew, replace, defease or refund, other Indebtedness that was permitted by the supplemental indenture to be Incurred under clause (C) or (D) of this paragraph; or

(F)	Indebtedness in an aggregate principal amount, at anytime outstanding, not to exceed $250.0 million.

The maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Subsidiary Indebtedness” covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Liens

Under the supplemental indenture, Frontier will not, and will not permit any of its Subsidiaries to, allow any Lien on any of Frontier’s or its Subsidiaries’ property or assets (which includes capital stock) securing Indebtedness, unless the Lien secures the notes equally and ratably with, or prior to, any other Indebtedness secured by such Lien, so long as such other Indebtedness is so secured, subject to certain exceptions described below. The supplemental indenture excepts from this limitation secured debt which Frontier or its Subsidiaries may issue, assume, guarantee or permit to exist up to 10% of the value of the consolidated total assets of Frontier as shown on, or computed from, the most recent quarterly or annual balance sheet prepared in accordance with GAAP and filed by Frontier with the SEC or provided to the trustee. In addition, this restriction will not take into account or apply to:

(1)	Liens securing indebtedness and other obligations under any senior bank financing of Frontier or any of its Subsidiaries, including guarantees of indebtedness and other obligations under such senior bank financings, in an amount of up to 20% of the sum of the total consolidated current assets and net property, plant and equipment of Frontier as shown on, or computed from, the most recent quarterly or annual balance sheet prepared in accordance with GAAP and filed by Frontier with the SEC or provided to the trustee;

(2)	Liens existing on the Issue Date;

(3)	Liens on property that exist when Frontier acquires the property that secure payment of the purchase price of the property;

(4)	Liens securing debt that any Subsidiary of Frontier owes to Frontier or to any other Subsidiary of Frontier;

(5)	Liens on property, shares of stock or indebtedness of any entity that exists when (a) it becomes a Subsidiary of Frontier, (b) it is merged into or consolidated with Frontier or any of its Subsidiaries, or (c) Frontier or any of its Subsidiaries acquires all or substantially all of the assets of the entity, provided that no such Lien extends to any other property of Frontier or any of its Subsidiaries;

(6)	Liens on property to secure debt incurred for development or improvement of the property;

(7)	Liens securing (a) nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt), (b) contingent obligations on surety and appeal bonds and (c) other similar nondelinquent obligations, in each case incurred in the ordinary course of business;

(8)	Liens securing purchase money Indebtedness or Capital Lease Obligations, provided that (a) any such Lien attaches to the property within 270 days after the acquisition thereof and (b) such Lien attaches solely to the property so acquired;

(9)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit account or other funds, provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against Frontier’s access in excess of those set forth by regulations promulgated by the Federal Reserve Board and such deposit account is not intended by Frontier to provide collateral to the depository institution;

(10)	pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation;

(11)	statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

(12)	Liens arising solely by operation of law and in the ordinary course of business, such as mechanics’, materialmen’s, warehousemen’s and carriers’ Liens and Liens of landlords or of mortgages of landlords on fixtures and movable property located on premises leased in the ordinary course of business;

(13)	Liens on personal property (other than shares or debt of Frontier’s Subsidiaries) securing loans maturing in not more than one year or on accounts receivables in connection with a receivables financing program;

(14)	Liens securing financings in amounts up to the value of assets, businesses and properties acquired after the Issue Date; or any Lien upon any property to secure all or part of the cost of construction thereof or to secure debt incurred prior to, at the time of, or within twelve months after completion of such construction or the commencement of full operations thereof (whichever is later), to provide funds for such purpose; or

(15)	extensions, renewals or replacement of any of the Liens described above, if limited to all or any part of the same property securing the original Lien.

Notwithstanding the foregoing, Frontier will not, and will not permit any of its Subsidiaries to, Incur Liens securing Indebtedness or other obligations pursuant to the second sentence or clause (1) of the first paragraph above, unless, after giving effect to the Incurrence of such Liens, the aggregate amount (without duplication) of (a) the Indebtedness and other obligations secured by Liens on the property or assets (which includes capital stock) of Frontier and its Subsidiaries Incurred pursuant to the second sentence and clause (1) of the first paragraph above plus (b) the Indebtedness of Frontier’s Subsidiaries Incurred pursuant to clause (A) of the first paragraph of “—Limitation on Subsidiary Indebtedness” covenant above shall not exceed the Permitted Amount at the time of the Incurrence of such Liens.

Merger, Consolidation and Sale of Assets

The supplemental indenture provides that Frontier may not consolidate or merge with or into, or sell, lease or convey all or substantially all of its assets in any one transaction or series of transactions to any other Person, unless:

(1)

the resulting, surviving or transferee Person (the “successor”) is either Frontier or is a corporation organized under the laws of the United States, any state or the District of Columbia and expressly assumes by supplemental indenture all of Frontier’s obligations under the supplemental indenture, the indenture and the notes; and

(2)	immediately after giving effect to the transaction no Event of Default or event which with notice or lapse of time would be an Event of Default has occurred and is continuing.

The successor will be substituted for Frontier in the indenture with the same effect as if it had been an original party to such indenture. Thereafter, the successor may exercise the rights and powers of Frontier under the indenture.

Termination of Certain Covenants

In the event that the notes receive a rating equal to or greater than BBB- by S&P and Baa3 by Moody’s or the equivalent thereof under any new ratings system if the ratings system of either such agency shall be modified after the date hereof (with a stable or better outlook in the case of a rating equal to BBB- by S&P and Baa3 by Moody’s) (each such rating, an “Investment Grade Rating”), and notwithstanding that such notes may later cease to have an Investment Grade Rating from either S&P or Moody’s or both, Frontier and its Subsidiaries will be released from their obligations to comply with the provisions of the indenture described under “—Limitation on Subsidiary Indebtedness.”

Events of Default

The term “Event of Default” with respect to the notes means any of the following:

(1)	failure to pay interest for 60 days after the date payment is due and payable;

(2)	failure to pay principal or premium, if any, on any note when due, at maturity, upon any redemption, by declaration or otherwise;

(3)	failure to perform other covenants for 90 days after due notice that performance was required; or

(4)	events in bankruptcy, insolvency or reorganization of Frontier.

If an Event of Default relating to the payment of interest or principal involving the notes has occurred and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the entire principal of all the notes to be due and payable immediately.

If an Event of Default relating to the failure to perform other covenants occurs and is continuing for a period of 60 days after the date on which such failure becomes an Event of Default, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes may declare the entire principal amount of all of the notes due and payable immediately.

The holders of not less than a majority in aggregate principal amount of notes may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the notes.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of our company occurs and is continuing, then the principal amount of all of the notes outstanding and any accrued interest on such notes, will automatically become due and payable immediately, without any declaration or other act by the trustee or any holder.

The indenture imposes limitations on suits brought by holders of notes against us. Except for actions for payment of overdue principal or interest, no holder of notes may institute any action against us under the indenture unless:

•	the holder has previously given to the trustee written notice of an Event of Default and of the continuance thereof;

•	the holders of at least 25% in principal amount of the outstanding notes have requested that the trustee institute the action;

•	the requesting holders have offered the trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the trustee has not instituted the action within 60 days of the request; and

•	the trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding notes.

We will be required to file annually with the trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the indenture or the supplemental indenture applicable to the notes.

Discharge, Defeasance, and Covenant Defeasance

Frontier may elect either:

(1)	to defease and be discharged from any and all obligations with respect to the notes; or

(2)	to be released from its obligations described above under “—Repurchase of Notes upon a Change of Control Triggering Event,” “—Limitation on Subsidiary Indebtedness,” “—Limitations on Liens” and “—Merger, Consolidation and Sale of Assets” with respect to the notes, only:

(A)	upon the deposit with the trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on such notes on the applicable Stated Maturity of the payments in accordance with the terms of the supplemental indenture, the indenture and the notes;

(B)	upon delivery to the trustee by Frontier of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes;

(C)	if at the time of defeasance or release no Event of Default with respect to notes will have happened or be continuing; and

(D)	if certain other conditions are satisfied.

Book-Entry, Delivery and Form

The notes initially will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, the Depository Trust Company, or DTC, or any successor thereto and registered in the name of Cede & Co., DTC’s nominee.

You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the indenture, including for purposes of receiving any reports that we or the trustee delivers pursuant to the indenture. Accordingly, each person owning a beneficial interest in the notes must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes in fully certificated form:

(1)	you will not be entitled to receive physical delivery of a certificate representing your interest in the notes;

(2)	all references in this prospectus supplement to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

(3)	all references in this prospectus supplement to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes, for distribution to you in accordance with DTC procedures.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Exchange Act DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized book-entry changes in direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

If you intend to purchase any of the notes in the manner provided by this prospectus supplement, you must do so through the DTC system by or through direct participants. The participant that you purchase through will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser of the notes, who we refer to as a “beneficial owner,” is in turn to be received on the participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We will make any payments on the notes to DTC. DTC’s practice is to credit direct participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. The trustee or we will be responsible for the payment of all amounts to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days or DTC has ceased to be a clearing agency registered under the Exchange Act, we will issue notes in certificated form in exchange for global securities. The indenture permits us to determine at any time and in our sole discretion that notes shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy. Neither we nor the trustee will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

(1)	the accuracy of the records of DTC, its nominee or any participant, any ownership interest in the notes, or

(2)	any payments to, or the providing of notice to, participants or beneficial owners.

Modification of the Indenture

The indenture provides that we and the trustee may enter into supplemental indentures without the consent of the holders of the notes to:

•	secure the notes;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of the notes;

•	provide for the issuance of, and terms of, new notes as permitted under the indenture;

•	cure any ambiguity or correct any inconsistency in the indenture or any supplement thereto;

•	evidence and provide for the acceptance of appointment by a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights hereunder of any holder of the notes; and

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939.

The indenture also provides that we and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, the indenture or any supplement thereto or modify in any manner the rights of the holders of the notes. We and the trustee may not, however, without the consent of the holder of each outstanding note affected thereby:

•	extend the final maturity of any note;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, premium, if any, or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on any note when due; or

•	reduce the percentage of holders of notes whose consent is required for any modification of the indenture.

The Trustee

The Bank of New York Mellon is the trustee under the indenture.

Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture or the supplemental indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the indenture and the supplemental indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest, it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

The indenture provides that no incorporator and no past, present or future shareholder, officer or director of our company or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the notes or the indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of Frontier or Indebtedness of a Subsidiary of Frontier assumed in connection with an Asset Acquisition by such Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Subsidiary or such Asset Acquisition.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Asset Acquisition” means (1) an investment by Frontier or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary or shall be merged into or consolidated with Frontier or any of its Subsidiaries; or (2) an acquisition by Frontier or any of its Subsidiaries of the property and assets of any Person other than Frontier or any of its Subsidiaries that constitute substantially all of a division, operating unit or line of business of such Person.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” as such term is used in Section 13(d)(3) of the Exchange Act, such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means either the Board of Directors of Frontier or any committee of such Board duly authorized to act on its behalf.

“Board Resolution” means one or more resolutions, certified by the secretary or an assistant secretary of Frontier to have been duly adopted or consented to by the Board of Directors and to be in full force and effect, and delivered to the trustee.

“Business Day” means a day that (a) in the Place of Payment (or in any of the Places of Payment, if more than one) in which amounts are payable and (b) in the city in which the Corporate Trust Office is located, is not a Saturday or Sunday or a day on which banking institutions are authorized or required by law or regulation to close.

“Capital Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP. The amount of Indebtedness will be the capitalized amount of the obligations determined in accordance with GAAP consistently applied.

“Capital Stock” means, with respect to any entity, any and all shares, interests, participations or other equivalents (however designated) of or in such entity’s Common Stock or other equity interests, and options, rights or warrants to purchase such Common Stock or other equity interests, whether now outstanding or issued after the Issue Date.

“Change of Control” means the occurrence of any of the following:

(1)	the adoption of a plan relating to the liquidation or dissolution of Frontier;

(2)	any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of Frontier; provided that a transaction in which Frontier becomes a Subsidiary of another Person shall not constitute a Change of Control if (a) the stockholders of Frontier immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom Frontier is then a Subsidiary and (b) immediately following such transaction no person (as defined above) other than such other Person, Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of Frontier; or

(3)	the first day on which a majority of the members of the Board of Directors of Frontier are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Common Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the applicable notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations the average of all such quotations.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of Frontier who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Corporate Trust Office” means the office of the trustee at which the trust created by the indenture shall, at any particular time, be principally administered, which office is, at the date as of which the indenture is dated, located at 101 Barclay Street, Floor 8 West, New York, New York 10286.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other lenders, including the Rural Telephone Finance Cooperative, providing for revolving credit loans, term loans, receivables financings, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables, letters of credit or other borrowings, including capital markets debt, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Subsidiary” means any Subsidiary of Frontier (a) the Capital Stock of which Frontier intends to distribute to its shareholders or (b) the assets or Capital Stock of which Frontier intends to sell or otherwise dispose of to any Person other than Frontier or any of its Subsidiaries, in each case, as evidenced by a Board Resolution.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes.

“Fair Market Value” means the price that would be paid in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination, unless otherwise specified, shall be conclusive if evidenced by a Board Resolution.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Subsidiary will be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary and (2) neither the accrual of interest nor the accretion or amortization of original issue discount nor the payment of interest or dividend in the form of additional Indebtedness shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations of such Person;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)	to the extent not otherwise included in this definition, obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements, except for Interest Rate Agreements, Commodity Agreements and Currency Agreements entered into for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk; and

(9)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

(A)	that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

(B)	that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

(C)	that Indebtedness shall not include:

(I)	any liability for federal, state, local or other taxes;

(II)	workers’ compensation claims, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business;

(III)	obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its Incurrence; or

(IV)	any Indebtedness defeased or called for redemption.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Issue Date” means the date on which the notes offered hereby are originally issued under the indenture.

“Lien” means, with respect to any property or assets, including Capital Stock, any mortgage or deed of trust, pledge, lien, hypothecation, assignment, deposit arrangement, security interest, charge, easement or zoning restriction that materially impairs usefulness or marketability, encumbrance, security agreement, Capital Lease Obligation, conditional sale, any other agreement that has the same economic effect as any of the above, or any sale and leaseback transaction.

“Moody’s” means Moody’s Investor Services, Inc. or any successor rating agency.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the chairman of the Board of Directors, the chief executive officer, the president, the chief financial officer or any vice president and by the treasurer, any assistant treasurer, the controller, any assistant controller, the secretary or any assistant secretary of such Person in accordance with the applicable provisions of the indenture.

“Permitted Amount” means, at any time, the sum of (a) 10% of the value of the consolidated total assets of Frontier and (b) 20% of the sum of the total consolidated current assets and net property, plant and equipment of Frontier, in each case, as shown on, or computed from, the most recent quarterly or annual consolidated balance sheet filed by Frontier with the SEC or provided to the trustee.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means the place or places where the principal of and interest, if any, on the notes are payable as determined in accordance with the indenture.

“Ratings Agencies” means Moody’s and S&P.

“Ratings Decline” means the occurrence of the following on, or within 90 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third-party to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Ratings Agencies): (1) in the event that the notes have an Investment Grade Rating by both Ratings Agencies, such notes cease to have an Investment Grade Rating by one or both of the Ratings Agencies, or (2) in any other event, the rating of such notes by either of the Ratings Agencies decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Reference Treasury Dealer” means any of the primary U.S. Government securities dealers in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor rating agency.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the Board of Directors of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion sets forth a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of notes.

This summary:

•	does not purport to be a complete analysis of all of the potential tax considerations that may be applicable to an investor as a result of the investor’s particular tax situation;

•

summarizes some of the United States federal income tax consequences of the purchase, ownership and disposition of the notes offered hereby by an initial holder of the notes who purchases the notes in the initial offering for cash at their issue price and who holds the notes as capital assets;

•

is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” the existing applicable United States Treasury regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” judicial authority and currently effective published rulings and administrative pronouncements, each as of the date hereof and each of which are subject to change at any time, possibly with retroactive effect, and differing interpretations;

•	is applicable only to beneficial owners of notes who hold their notes as “capital assets,” within the meaning of section 1221 of the Code;

•

does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or who are subject to special treatment under United States federal income tax laws, including but not limited to:

•	dealers and electing traders in securities or currencies who use a mark-to-market method of accounting for their securities holdings;

•	brokers, banks and other financial institutions, insurance companies, tax-exempt organizations and pension funds;

•	regulated investment companies and real estate investment trusts;

•	persons who own the notes as a position in a hedging transaction or as part of a “straddle,” “conversion” or other integrated transaction for federal income tax purposes;

•	U.S. holders (as defined below) whose “functional currency” for federal income tax purposes is not the United States dollar;

•	certain former citizens and long-term residents of the United States;

•	holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid United States federal income tax;

•	non-U.S. holders (defined below) subject to special rules under the Code, including “controlled foreign corporations” and “passive foreign investment companies”; and

•	partnerships, other pass-through entities and investors in these entities; and

•

does not discuss any possible applicability of any United States state or local taxes, non-United States taxes or any United States federal tax other than the income tax, including, but not limited to, the United States federal gift tax and estate tax.

As used in this summary, the term “U.S. holder” means a beneficial owner of a note who is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as an association taxable as a corporation, that is organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over the trust’s administration, and one or more “United States persons,” within the meaning of section 7701(a)(30) of the Code, has the authority to control all substantial decisions of the trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to this date may also be treated as U.S. holders.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, holds notes, then the United States federal income tax treatment of a partner in that partnership generally will depend on the status of the partner and the partnership’s activities. Partners and partnerships should consult their own tax advisors with regard to the United States federal income tax treatment of an investment in the notes.

The term “non-U.S. holder” means a beneficial owner of a note who is neither a U.S. holder nor a partnership. Potential non-U.S. holders should refer to the discussion under the heading “—Non-U.S. Holders” below.

This summary of material United States federal income tax considerations constitutes neither tax nor legal advice. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of the notes, including the application to their particular situation of any United States federal estate and gift, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

U.S. Holders

Stated Interest

Stated interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for United States federal income tax purposes, except (1) if the holder makes an election to treat all interest on the notes as original issue discount (see “—Original Issue Discount” below).

Optional Redemption and Repurchase of Notes

Under the terms of the notes, amounts in excess of stated interest or principal may be required to be paid in certain circumstances. It is possible that the IRS could assert that the payment of such excess amounts is a “contingent payment,” and the notes are therefore contingent payment debt instruments for United States federal income tax purposes. Under the applicable Treasury Regulations, however, for purposes of determining whether a debt instrument is a contingent payment debt instrument, remote or incidental contingencies (determined as of the date the notes are issued) are ignored. If the possibility of making additional payments is remote and/or incidental, the notes should not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding this issue. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Upon a sale, exchange, redemption, repurchase or other taxable disposition of notes, a U.S. holder generally will recognize taxable gain or loss. The amount of such gain or loss will be measured by the difference, if any, between:

•	the amount of cash plus the fair market value of any other property received in exchange for the disposed notes, excluding any such amount attributable to accrued but unpaid interest; and

•	the U.S. holder’s adjusted tax basis in the disposed notes.

Any amount received by the U.S. holder attributable to accrued but unpaid interest will be taxed as such, as described under the heading “—Stated Interest” above.

Subject to any adjustments, a U.S. holder’s adjusted tax basis in a note generally will equal the holder’s initial investment in the note, increased by the amount of OID.

Gain or loss recognized by a U.S. holder generally will be capital gain or loss and, if such holder held the note for more than one year at the time of the disposition, long-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally will be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Taxation of Interest

All payments to a non-U.S. holder that are attributable to interest or OID generally will be exempt from United States federal withholding tax, provided that:

•

such payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (or, in the case of an applicable tax treaty, are not attributable to the non-U.S. holder’s “permanent establishment” in the United States or, in the case of an individual, “fixed base” maintained by the non-U.S. holder in the United States);

•	the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•

the non-U.S. holder is not a “controlled foreign corporation” that is related, directly or indirectly, to us through stock ownership within the meaning of the applicable sections of the Internal Revenue Code; and

•

prior to the payment, the non-U.S. holder of the note certifies, under penalty of perjury, on a properly executed and delivered IRS Form W-8BEN or appropriate substitute form, that it is not a “United States person” for United States federal income tax purposes.

The certification described in the last clause above may be provided by (1) a securities clearing organization, (2) a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business or (3) a “qualified intermediary” that has entered into a withholding agreement with the IRS and other conditions are met.

A non-U.S. holder who is not exempt from tax under these rules generally will be subject to United States federal withholding tax at a gross rate of 30%, subject to any exemption or reduction under an applicable income tax treaty, unless the interest or OID is effectively connected with the conduct by the non-U.S. holder of a United States trade or business, as described under the heading “—United States Trade or Business” below. Non-U.S. holders should consult applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal withholding tax on payments of interest. Non-U.S. holders will be required to comply with certification requirements in order to claim a treaty exemption or reduced rate, which may be satisfied by providing an IRS Form W-8BEN or appropriate substitute form to us or our agent.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Subject to the discussion below concerning backup withholding, any gain realized by a non-U.S. holder on a sale, exchange, redemption, repurchase or other taxable disposition of notes generally will be exempt from United States federal income and withholding tax, unless:

•

that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if provided in an applicable income tax treaty, is attributable to a “permanent establishment” or, for individuals, a “fixed base” of the non-U.S. holder (see “—United States Trade or Business” below); or

•	in the case of a nonresident alien individual, the holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are satisfied.

Any amount received by a non-U.S. holder on a sale or other disposition attributable to accrued but unpaid interest will be treated as such. See “—Taxation of Interest” above.

United States Trade or Business

For purposes of the discussion below, income or gain with respect to a note generally is considered United States trade or business income if it is:

•	effectively connected with the conduct by the non-U.S. holder’s conduct of a trade or business within the United States; and

•

in the case of a treaty resident, attributable to the holder’s permanent establishment in the United States or, in the case of an individual, a fixed base in the United States maintained by the non-U.S. holder.

Non-U.S. holders generally will be taxed on any United States trade or business income in the same manner as U.S. holders. See “—U.S. Holders” above. Non-U.S. holders will be required to provide a properly executed IRS Form W-8ECI or appropriate substitute to claim any available exemption from income or withholding tax.

Non-U.S. holders should consult any applicable income tax treaties, which may provide reduced rates of or an exemption from United States federal income or withholding tax. Non-U.S. holders will be required to satisfy certification requirements in order to claim a reduction of or exemption from income or withholding tax pursuant to an applicable income tax treaty.

Corporate non-U.S. holders with United States trade or business income may also be subject to an additional “branch profits tax” at a gross rate of 30% on their earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business within the United States, subject to exemption or reduction by any applicable income tax treaty.

Backup Withholding and Information Reporting

U.S. Holders

Certain non-exempt U.S. holders may be subject to information reporting in respect of any payments made on the notes or the proceeds of a disposition of notes. In addition, backup withholding may apply, currently at a rate of 28%, if the U.S. holder (i) fails to supply a taxpayer identification number and certain other information, certified under penalty of perjury, (ii) fails to certify eligibility for an exemption to backup withholding or (iii) otherwise fails to comply with the applicable backup withholding rules. Amounts withheld under backup withholding are allowable as a refund or a credit against the U.S. holder’s federal income tax upon furnishing the required information on a timely basis to the IRS.

Non-U.S. Holders

We will, where required, report to non-U.S. holders and to the IRS the amount of any principal and interest paid on the notes. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

Backup withholding, currently at a rate of 28%, will not apply to payments of interest if either the requisite certification that the non-U.S. holder is not a United States person for United States federal income tax purposes has been received or an exemption from backup withholding has otherwise been established, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the non-U.S. holder is a United States person for United States federal income tax purposes that is not an exempt recipient or that the conditions of any other exemption are not satisfied.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of notes within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury as to non-United States person status or such owner otherwise establishes an exemption (provided that neither the broker nor intermediary has actual knowledge or reason to know that such owner is a United States person or that the conditions of any other exemptions are not in fact satisfied).

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from payments to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

BENEFIT PLAN INVESTOR CONSIDERATIONS

The following discussion was not intended or written to be used, and cannot be used, for the purpose of avoiding United States federal tax penalties. This discussion was written in connection with the promotion or marketing of the notes.

The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), by plans that are subject to Section 4975 of the Code or by persons whose underlying assets are considered to include “plan assets” of such plans (each, an “ERISA Plan”). Certain benefit plans may be subject to federal, state, local, non-U.S. or other laws that regulate their investments (collectively, “Similar Laws”) and, accordingly, may be subject to similar risks (together with ERISA Plans, “Plans”).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons who are “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code), unless an exemption applies. A non-exempt prohibited transaction may have to be rescinded, and a fiduciary of an ERISA Plan that permits such a transaction may be subject to penalties and liabilities under ERISA.

The issuer may be a party in interest or disqualified person with respect to ERISA Plans from time to time, and the extension of credit is a transaction to which Section 406 of ERISA and Section 4975 of the Code applies. The acquisition and/or holding of notes by any ERISA Plan as to which the issuer and certain of its affiliates is considered a party in interest or a disqualified person may result in a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Code, unless a statutory, class or individual prohibited transaction exemption applies.

Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code exempt the involvement of the assets of an ERISA Plan in connection with the sale or exchange of property with, the lending of money or other extension of credit with, or the transfer of plan assets to, or the use of plan assets by or for the benefit of, a person who is a party in interest or disqualified person if: (i) such person is a party in interest or disqualified person solely by reason of providing services to the ERISA Plan or by reason of certain relationships to such a service provider and is not a fiduciary (including by reason of rendering investment advice) with respect to the investment of plan assets involved in the transaction and (ii) the ERISA Plan pays no more and no less than adequate consideration (as defined in such Sections).

In addition, the U.S. Department of Labor has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of the notes. These class exemptions include, without limitation, PTCE 84-14 (relating to transactions determined by independent qualified professional asset managers), PTCE 90-1 (relating to transactions involving insurance company pooled separate accounts), PTCE 91-38 (relating to transactions involving bank collective investment funds), PTCE 95-60 (relating to transactions involving life insurance company general accounts) and PTCE 96-23 (relating to transactions determined by in-house asset managers). A purchaser of any notes should be aware that there can be no assurance that all of the conditions of any such exemption will be satisfied and that the scope of the exceptive relief provided by any such exemption might not cover all acts which might be construed as prohibited transactions.

The notes should not be purchased or held by any Plan unless such purchase and holding will not constitute or result in a non-exempt prohibited transaction under ERISA and Section 4975 of the Code or a violation of, or penalty, excise or similar tax under, any applicable Similar Laws.

Representation

By acceptance of a note, each purchaser and subsequent transferee of a note will be deemed to have represented and warranted that either: (i) no portion of the assets used by such purchaser or transferee to acquire or hold the note constitutes assets of any Plan or (ii) the purchase and holding of the note by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or a similar violation of, or penalty, excise or similar tax under, any applicable Similar Laws.

The preceding discussion is general in nature and is not intended to be all-inclusive. Fiduciaries or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan should consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment, including the applicability of any exemption thereto. Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary and prohibited transaction rules of ERISA, Section 4975 of the Code and any Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

UNDERWRITING

Under the terms and subject to the conditions contained in the underwriting agreement dated             , 2009, we have agreed to sell to the underwriters, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as representatives, the following respective amount of notes.

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Morgan Stanley & Co. Incorporated
RBS Securities Inc.
UBS Securities LLC

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults on its obligation to purchase the notes the purchase commitments of a non defaulting underwriter may be increased or the offering may be terminated.

The underwriters propose to offer the notes in the United States initially at the offering price on the cover page of this prospectus supplement and may also offer the notes to selling group members at the offering price less a selling concession. After the initial offering, the offering price may be changed.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the notes included in this offering, from or otherwise involving the United Kingdom.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to any debt securities issued or guaranteed by us and having a maturity of greater than one year from the date of issue, or publicly disclose our intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 30 days after the date of hits prospectus supplement.

We have agreed to indemnify the underwriters against liabilities or to contribute to payments which they may be required to make in that respect.

The notes are a new issue of securities for which there currently is no market. The underwriters have advised us that they intend to make a market in the notes as permitted by applicable law. They are not obligated, however, to make a market in the notes and any market-making may be discontinued at any time at their sole discretion. Accordingly, no assurance can be given as to the development or liquidity of any market for the notes.

We expect that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the 10th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 of the Securities and Exchange Commission under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next 10 succeeding business days should consult their own advisor.

The underwriters may engage in over-allotment, stabilizing transactions, covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

•

Penalty bids permit the underwriters to reclaim a selling concession from a broker/dealer when the notes originally sold by such broker/dealer are purchased in a stabilizing or covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may cause the price of the notes to be higher than they would otherwise be in the absence of these transactions. These transactions, if commenced, may be discontinued at any time.

Certain of the underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates.

In particular, affiliates of the underwriters are lenders under our $250.0 million revolving credit facility, advised us and Verizon in connection with the Verizon Transaction and are acting as dealer managers in the Tender Offer. The underwriters may, from time to time, engage in transactions with us and our affiliates in the ordinary course of their business.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the notes offered hereby will be passed upon for us by Jones Day, New York, New York. The underwriters were represented by Weil, Gotshal & Manges LLP in connection with this offering.

EXPERTS

The consolidated financial statements of Frontier Communications Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, as set forth in their report included elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering these consolidated financial statements contains an explanatory paragraph regarding the change in the method of accounting for uncertain tax positions in 2007, effects of prior year misstatements and share-based payments and pension and postretirement benefits in 2006, and the retrospective revision of the presentation of noncontrolling interests and the impact of the treatment of participating securities for all periods presented.

The combined financial statements of Verizon’s Separate Telephone Operations at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included elsewhere in this prospectus supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http://www.frontier.com. However, the information on our website is not a part of this prospectus supplement or the accompanying prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. This prospectus supplement, the accompanying prospectus and the information that we file later with the SEC may update and supersede the information we incorporate by reference. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act, until the underwriters sell all of the securities offered hereby:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009;

•

our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 6, 2009, but only to the extent that such information was incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008; and

•

our Current Reports on Form 8-K filed on January 6, 2009, February 6, 2009, March 23, 2009, March 27, 2009, April 6, 2009, April 9, 2009, May 1, 2009, May 14, 2009 (both Forms 8-K filed on such date), May 15, 2009, May 18, 2009, June 17, 2009, July 16, 2009, July 30, 2009 and September 17, 2009 (both Forms 8-K filed on such date).

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Frontier Communications Corporation, 3 High Ridge Park, Stamford, Connecticut 06905, Telephone No. (203) 614-5600.

INDEX—FINANCIAL STATEMENTS

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 (UNAUDITED)

AND DECEMBER 31, 2008

($ in thousands)

	(Unaudited) June 30, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$454,102	$163,627
Accounts receivable, less allowances of $26,456 and $40,125, respectively	216,611	222,247
Prepaid expenses and other current assets	88,308	82,085

Total current assets	759,021	467,959
Property, plant and equipment, net	3,165,917	3,239,973
Goodwill, net	2,642,323	2,642,323
Other intangibles, net	275,632	359,674
Other assets	175,291	178,747

Total assets	$7,018,184	$6,888,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$7,266	$3,857
Accounts payable and other current liabilities	351,460	378,918

Total current liabilities	358,726	382,775
Deferred income taxes	684,881	670,489
Other liabilities	581,427	584,121
Long-term debt	4,944,989	4,721,685

Equity:
Shareholders’ equity of Frontier:
Common stock, $0.25 par value (600,000,000 authorized shares; 312,363,000 and 311,314,000 outstanding, respectively, and 349,456,000 issued at June 30, 2009 and December 31, 2008)	87,364	87,364
Additional paid-in capital	1,028,663	1,117,936
Retained earnings	24,285	38,163
Accumulated other comprehensive loss, net of tax	(229,103)	(237,152)
Treasury stock	(473,153)	(487,266)

Total shareholders’ equity of Frontier	438,056	519,045
Noncontrolling interest in a partnership	10,105	10,561

Total equity	448,161	529,606

Total liabilities and equity	$7,018,184	$6,888,676

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

($ in thousands, except for per-share amounts)

	2009	2008
Revenue	$532,142	$562,550

Operating expenses:
Network access expenses	59,203	53,998
Other operating expenses	192,754	202,333
Depreciation and amortization	132,818	144,250
Acquisition related costs	10,751	—

Total operating expenses	395,526	400,581

Operating income	136,616	161,969
Investment and other income, net	4,618	6,841
Interest expense	98,670	90,710

Income before income taxes	42,564	78,100
Income tax expense	14,254	21,874

Net income	28,310	56,226
Less: Income attributable to the noncontrolling interest in a partnership	392	448

Net income attributable to common shareholders of Frontier	$27,918	$55,778

Basic and diluted income per common share attributable to common shareholders of Frontier	$0.09	$0.17

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

($ in thousands, except for per-share amounts)

	2009	2008
Revenue	$1,070,098	$1,131,755

Operating expenses:
Network access expenses	119,887	114,547
Other operating expenses	392,958	405,597
Depreciation and amortization	270,376	285,330
Acquisition related costs	10,751	—

Total operating expenses	793,972	805,474

Operating income	276,126	326,281
Investment and other income, net	12,865	5,934
Interest expense	187,419	181,570

Income before income taxes	101,572	150,645
Income tax expense	36,307	48,502

Net income	65,265	102,143
Less: Income attributable to the noncontrolling interest in a partnership	1,044	776

Net income attributable to common shareholders of Frontier	$64,221	$101,367

Basic and diluted income per common share attributable to common shareholders of Frontier	$0.20	$0.31

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008,

DECEMBER 31, 2008 AND JUNE 30, 2009 (UNAUDITED)

($ and shares in thousands, except for per-share amounts)

	Frontier Shareholders
			Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Noncontrolling Interest	Total Equity
	Common Stock
	Shares	Amount				Shares	Amount
Balance January 1, 2008	349,456	$87,364	$1,280,508	$14,001	$(77,995)	(21,707)	$(305,979)	$12,447	$1,010,346
Stock plans	—	—	(9,883)	—	—	1,047	14,912	—	5,029
Acquisition of Commonwealth	—	—	—	—	—	1	23	—	23
Conversion of EPPICS	—	—	(13)	—	—	7	93	—	80
Dividends on common stock of $0.50 per share	—	—	(82,103)	(80,221)	—	—	—	—	(162,324)
Shares repurchased	—	—	—	—	—	(10,383)	(112,659)	—	(112,659)
Net income	—	—	—	101,367	—	—	—	776	102,143
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	834	—	—	—	834
Distributions	—	—	—	—	—	—	—	(3,500)	(3,500)

Balance June 30, 2008	349,456	87,364	1,188,509	35,147	(77,161)	(31,035)	(403,610)	9,723	839,972
Stock plans	—	—	8,124	—	—	49	632	—	8,756
Acquisition of Commonwealth	—	—	1	—	—	2	15	—	16
Conversion of EPPICS	—	—	(61)	—	—	44	571	—	510
Conversion of Commonwealth Notes	—	—	(801)	—	—	193	2,467	—	1,666
Dividends on common stock of $0.50 per share	—	—	(77,836)	(78,277)	—	—	—	—	(156,113)
Shares repurchased	—	—	—	—	—	(7,395)	(87,341)	—	(87,341)
Net income	—	—	—	81,293	—	—	—	838	82,131
Other comprehensive loss, net of tax and reclassification adjustments	—	—	—	—	(159,991)	—	—	—	(159,991)

Balance December 31, 2008	349,456	87,364	1,117,936	38,163	(237,152)	(38,142)	(487,266)	10,561	529,606
Stock plans	—	—	(11,188)	—	—	1,049	14,113	—	2,925
Dividends on common stock of $0.50 per share	—	—	(78,085)	(78,099)	—	—	—	—	(156,184)
Net income	—	—	—	64,221	—	—	—	1,044	65,265
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	8,049	—	—	—	8,049
Distributions	—	—	—	—	—	—	—	(1,500)	(1,500)

Balance June 30, 2009	349,456	$87,364	$1,028,663	$24,285	$(229,103)	(37,093)	$(473,153)	$10,105	$448,161

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

($ in thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2009	2008	2009	2008
Net income	$28,310	$56,226	$65,265	$102,143
Other comprehensive income, net of tax and reclassification adjustments	4,018	417	8,049	834

Comprehensive income	32,328	56,643	73,314	102,977
Less: Comprehensive income attributable to the noncontrolling interest in a partnership	392	448	1,044	776

Comprehensive income attributable to the common shareholders of Frontier	$31,936	$56,195	$72,270	$102,201

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

($ in thousands)

	2009	2008
Cash flows provided by (used in) operating activities:
Net income	$65,265	$102,143
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	270,376	285,330
Stock based compensation expense	4,561	6,164
Pension expense	16,454	(1,060)
(Gain)/loss on extinguishment of debt	(3,664)	6,290
Other non-cash adjustments	(1,702)	(8,079)
Deferred income taxes	8,319	(8,996)
Change in accounts receivable	10,231	8,039
Change in accounts payable and other liabilities	(21,287)	(57,537)
Change in prepaid expenses and other current assets	(18,223)	6,561

Net cash provided by operating activities	330,330	338,855
Cash flows provided from (used by) investing activities:
Capital expenditures	(110,364)	(123,723)
Other assets (purchased) distributions received, net	628	(1,277)

Net cash used by investing activities	(109,736)	(125,000)
Cash flows provided from (used by) financing activities:
Long-term debt borrowings	538,830	135,000
Long-term debt payments	(309,954)	(130,281)
Settlement of interest rate swaps	—	15,521
Financing costs paid	(911)	(857)
Premium paid to retire debt	—	(6,290)
Issuance of common stock	680	955
Common stock repurchased	—	(112,659)
Dividends paid	(156,184)	(162,324)
Repayment of customer advances for construction and distributions to noncontrolling interests	(2,580)	(512)

Net cash provided from (used by) financing activities	69,881	(261,447)
Increase (decrease) in cash and cash equivalents	290,475	(47,592)
Cash and cash equivalents at January 1,	163,627	226,466

Cash and cash equivalents at June 30,	$454,102	$178,874

Cash paid during the period for:
Interest	$181,066	$184,552
Income taxes	$40,458	$49,585
Non-cash investing and financing activities:
Change in fair value of interest rate swaps	$—	$7,909
Conversion of EPPICS	$—	$80

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1)    Summary of Significant Accounting Policies:

(a) Basis of Presentation and Use of Estimates:

Frontier Communications Corporation (formerly Citizens Communications Company through July 30, 2008) and its subsidiaries are referred to as “we,” “us,” “our,” or the “Company” in this report. Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and should be read in conjunction with the consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2008. Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation. These unaudited consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the results for the interim periods shown.

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, income taxes, purchase price allocations, contingencies, and pension and other postretirement benefits, among others. Certain information and footnote disclosures have been excluded and/or condensed pursuant to Securities and Exchange Commission rules and regulations. The results of the interim periods are not necessarily indicative of the results for the full year.

(b) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring network access services, special access services and monthly recurring local line charges. The unearned portion of this revenue is initially deferred as a component of other liabilities on our consolidated balance sheet and recognized in revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of this revenue is recognized in revenue in our consolidated statements of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

The Company collects various taxes from its customers and subsequently remits such funds to governmental authorities. Substantially all of these taxes are recorded through the consolidated balance sheet and presented on a net basis in our consolidated statements of operations. We also collect Universal Service Fund (USF) surcharges from customers (primarily federal USF) which we have recorded on a gross basis in our consolidated statements of operations and included in revenue and other operating expenses of $8.7 million and $9.9 million for the three months ended June 30, 2009 and 2008, respectively, and $16.2 million and $18.5 million for the six months ended June 30, 2009 and 2008, respectively.

(c) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible net assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses. We test for impairment at the “operating segment” level, as that term is defined in Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (Accounting Standards Codification) (ASC Topic 350). The Company revised its management and operating structure during the first quarter of 2009 and now has three “operating segments.” Our “operating segments” are aggregated into one reportable segment.

SFAS No. 142 (ASC Topic 350) requires that intangible assets with estimated useful lives be amortized over those lives and be reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (ASC Topic 360) to determine whether any changes to these lives are required. We periodically reassess the useful lives of our intangible assets to determine whether any changes are required.

(2)    Recent Accounting Literature and Changes in Accounting Principles:

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (ASC Topic 820) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS No. 157 (ASC Topic 820) to defer the application of this standard to nonfinancial assets and liabilities until 2009. The provisions of SFAS No. 157 (ASC Topic 820) related to financial assets and liabilities were effective as of the beginning of our 2008 fiscal year. Our partial adoption of SFAS No. 157 (ASC Topic 820) in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows. The adoption of SFAS No. 157 (ASC Topic 820), as amended, in the first quarter of 2009 with respect to its effect on nonfinancial assets and liabilities had no impact on our financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB revised SFAS No. 141, “Business Combinations” (ASC Topic 805). The revised statement, SFAS No. 141R (ASC Topic 805), as amended by FSP SFAS No. 141(R)-1 (ASC Topic 805), requires an acquiring entity to recognize all of the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value, to recognize and measure preacquisition contingencies, including contingent consideration, at fair value (if possible), to remeasure liabilities related to contingent consideration at fair value in each subsequent reporting period and to expense all acquisition related costs. The effective date of SFAS No. 141R (ASC Topic 805) was for business combinations for which the acquisition date was on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will account for our pending acquisition of approximately 4.8 million access lines from Verizon Communications Inc. (Verizon) using the guidance included in SFAS No. 141R (ASC Topic 805). During the three and six months ended June 30, 2009, we incurred approximately $10.8 million of acquisition related costs in connection with our pending acquisition from Verizon. In accordance with SFAS No. 141R (ASC Topic 805), such costs are required to be expensed as incurred and are reflected in “Acquisition related costs” in our consolidated statements of operations.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (ASC Topic 810). SFAS No. 160 (ASC Topic 810) establishes requirements for ownership interest in subsidiaries held by parties other than the Company (sometimes called “minority interest”) be clearly identified, presented and disclosed in the consolidated statement of financial position within shareholder equity, but separate from the parent’s equity. All changes in the parent’s ownership interest are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 (ASC Topic 810) was effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The adoption of SFAS No. 160 (ASC Topic 810) in the first quarter of 2009 did not have a material impact on our financial position, results of operations or cash flows.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB ratified FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (ASC Topic 260). FSP EITF No. 03-6-1 (ASC Topic 260) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the two-class method. FSP EITF No. 03-6-1 (ASC Topic 260) was effective, on a retrospective basis, for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Our outstanding non-vested restricted stock is a participating security in accordance with FSP EITF No. 03-6-1 (ASC Topic 260) and we have adjusted our previously reported basic and diluted income per common share. The adoption of FSP EITF No. 03-6-1 (ASC Topic 260) in the first quarter of 2009 did not have a material impact on our basic and diluted income per common share for the three and six months ended June 30, 2009 and 2008.

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FSP SFAS No. 132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC Topic 715). FSP SFAS No. 132 (R)-1 (ASC Topic 715) amends SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” (ASC Topic 230) to provide guidance on an employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP SFAS No. 132 (R)-1 (ASC Topic 715) requires additional disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. The disclosures about plan assets required by FSP SFAS No. 132 (R)-1 (ASC Topic 715) are effective for fiscal years ending after December 15, 2009. We do not expect the adoption of FSP SFAS No. 132 (R)-1 (ASC Topic 715) to have a material impact on our financial position, results of operations or cash flows. We will adopt the disclosure requirements of FSP SFAS No. 132 (R)-1 (ASC Topic 715) in the annual report for our fiscal year ending December 31, 2009.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (ASC Topic 855), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, SFAS No. 165 (ASC Topic 855) sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 (ASC Topic 855) is effective for interim or annual reporting periods ending after June 15, 2009. The adoption of SFAS No. 165 (ASC Topic 855) in the second quarter of 2009 had no impact on our financial position, results of operations or cash flows. For our financial statements as of and for the periods ended June 30, 2009, we evaluated subsequent events through August 4, 2009, the date that we filed our Form 10-Q quarterly report for the period ended June 30, 2009 with the Securities and Exchange Commission.

Accounting Standards Codification

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principals” (ASC Topic 105). SFAS No. 168 (ASC Topic 105) replaces the guidance that previously-existed in SFAS No. 162, entitled “The Hierarchy of Generally Accepted

Accounting Principals” and designates the FASB Accounting Standards Codification as the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the Codification now is considered to be non-authoritative. SFAS No. 168 (ASC Topic 105) is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We will fully adopt SFAS No. 168 (ASC Topic 105) in the third quarter of 2009.

(3)    Pending Acquisition:

On May 13, 2009, we entered into a definitive agreement with Verizon Communications Inc. under which Frontier will acquire approximately 4.8 million access lines (as of December 31, 2008) from Verizon. The $8.6 billion transaction represents approximately $5.3 billion of common stock plus the assumption of approximately $3.33 billion in debt. Completion of the transaction is subject to approval by Frontier’s stockholders, the receipt of regulatory approvals, including approvals from the Federal Communications Commission (FCC) and certain state public service commissions, as well as other customary closing conditions. Subject to these conditions, we anticipate closing this transaction during the second quarter of 2010.

(4)    Accounts Receivable:

The components of accounts receivable, net at June 30, 2009 and December 31, 2008 are as follows:

($ in thousands)	June 30, 2009	December 31, 2008
End user	$224,987	$244,395
Other	18,080	17,977
Less: Allowance for doubtful accounts	(26,456)	(40,125)

Accounts receivable, net	$216,611	$222,247

We maintain an allowance for estimated bad debts based on our estimate of collectibility of our accounts receivable. Bad debt expense, which is recorded as a reduction of revenue, was $7.6 million and $8.4 million for the three months ended June 30, 2009 and 2008, respectively, and $14.3 million and $15.6 million for the six months ended June 30, 2009 and 2008, respectively.

(5)    Property, Plant and Equipment:

Property, plant and equipment at June 30, 2009 and December 31, 2008 is as follows:

($ in thousands)	June 30, 2009	December 31, 2008
Property, plant and equipment	$7,673,198	$7,581,060
Less: Accumulated depreciation	(4,507,281)	(4,341,087)

Property, plant and equipment, net	$3,165,917	$3,239,973

Depreciation expense is principally based on the composite group method. Depreciation expense was $91.4 million and $98.3 million for the three months ended June 30, 2009 and 2008, respectively, and $184.3 million and $193.5 million for the six months ended June 30, 2009 and 2008, respectively. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2008.

(6)    Other Intangibles:

Other intangibles at June 30, 2009 and December 31, 2008 are as follows:

($ in thousands)	June 30, 2009	December 31, 2008
Customer base	$1,265,052	$1,265,052
Trade name and license	134,680	132,664

Other intangibles	1,399,732	1,397,716
Less: Accumulated amortization	(1,124,100)	(1,038,042)

Total other intangibles, net	$275,632	$359,674

Amortization expense was $41.4 million and $45.9 million for the three months ended June 30, 2009 and 2008, respectively, and $86.1 million and $91.8 million for the six months ended June 30, 2009 and 2008, respectively. Amortization expense for the three and six months ended June 30, 2009 is comprised of $27.3 million and $57.9 million, respectively, for amortization associated with our “legacy” properties, which were fully amortized in June 2009, and $14.1 million and $28.2 million, respectively, for intangible assets (customer base and trade name) that were acquired in the acquisitions of Commonwealth Telephone Enterprises, Inc., Global Valley Networks, Inc. and GVN Services.

(7)    Fair Value of Financial Instruments:

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at June 30, 2009 and December 31, 2008. For the other financial instruments, representing cash, accounts receivable, long-term debt due within one year, accounts payable and other current liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments. Other equity method investments, for which market values are not readily available, are carried at cost, which approximates fair value.

The fair value of our long-term debt is estimated based on quoted market prices at the reporting date for those financial instruments.

	June 30, 2009		December 31, 2008
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt	$4,944,989	$4,318,648	$4,721,685	$3,651,924

(8)    Long-Term Debt:

The activity in our long-term debt from December 31, 2008 to June 30, 2009 is as follows:

	Six months ended June 30, 2009
($ in thousands)	December 31, 2008	Retirements	New Borrowings	June 30, 2009	Interest Rate* at June 30, 2009
Rural Utilities Service Loan Contracts	$16,607	$(500)	$—	$16,107	6.07%
Senior Unsecured Debt	4,702,331	(313,118)	600,000	4,989,213	7.88%
Industrial Development Revenue Bonds	13,550	—	—	13,550	6.33%

TOTAL LONG-TERM DEBT	$4,732,488	$(313,618)	$600,000	$5,018,870	7.87%

Less: Debt Discount	(6,946)			(66,615)
Less: Current Portion	(3,857)			(7,266)

	$4,721,685			$4,944,989

*	Interest rate includes amortization of debt issuance costs, debt premiums or discounts, and deferred gain on interest rate swap terminations. The interest rates represent a weighted average of multiple issuances.

During the first six months of 2009, we retired an aggregate principal amount of $313.6 million of debt, consisting of $313.1 million of senior unsecured debt and $0.5 million of rural utilities service loan contracts.

On April 9, 2009, we completed a registered offering of $600.0 million aggregate principal amount of 8.25% senior unsecured notes due 2014. The issue price was 91.805% of the principal amount of the notes. We received net proceeds of approximately $538.8 million from the offering after deducting underwriting discounts. During the second quarter of 2009, we used $308.0 million of the proceeds to repurchase $311.7 million principal amount of debt, consisting of $255.7 million of our 9.25% Senior Notes due May 15, 2011, $40.0 million of our 7.875% Senior Notes due January 15, 2027 and $16.0 million of our 7.125% Senior Notes due March 15, 2019. As a result of these repurchases, a $3.7 million gain was recognized and included in investment and other income, net in our consolidated statements of operations for the three and six months ended June 30, 2009. We intend to use the remaining net proceeds from the offering to reduce, repurchase or refinance our indebtedness or the indebtedness of our subsidiaries or for general corporate purposes.

As of June 30, 2009, we had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on our debt leverage ratio, and were 0.225% per annum as of June 30, 2009. The expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. During the term of the credit facility we may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

On March 28, 2008, we borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest of 2.18% as of June 30, 2009. The interest rate is based on the prime rate or LIBOR, at our election, plus a margin which varies depending on our debt leverage ratio. We used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of our 9.25% Senior Notes due 2011 and to pay for the $6.3 million of premium on early retirement of these notes.

As of June 30, 2009, we were in compliance with all of our debt and credit facility financial covenants.

(9)    Net Income Per Common Share:

The reconciliation of the net income per common share calculation for the three and six months ended June 30, 2009 and 2008, respectively, is as follows:

	For the three months ended June 30,		For the six months ended June 30,
($ in thousands, except per share amounts)	2009	2008	2009	2008
Net income used for basic and diluted earnings per common share:
Net income attributable to common shareholders of Frontier	$27,918	$55,778	$64,221	$101,367
Less: Dividends allocated to unvested restricted stock awards	(566)	(437)	(1,142)	(884)

Total basic net income available for common shareholders of Frontier	27,352	55,341	63,079	100,483
Effect of conversion of preferred securities—EPPICS	—	31	—	62

Total diluted net income available for common shareholders of Frontier	$27,352	$55,372	$63,079	$100,545

Basic earnings per common share:
Total weighted average shares and unvested restricted stock awards outstanding—basic	312,361	322,592	312,052	324,942
Less: Weighted average unvested restricted stock awards	(2,266)	(1,754)	(2,109)	(1,602)

Total weighted average shares outstanding—basic	310,095	320,838	309,943	323,340

Net income per share available for common shareholders of Frontier	$0.09	$0.17	$0.20	$0.31

Diluted earnings per common share:
Total weighted average shares outstanding—basic	310,095	320,838	309,943	323,340
Effect of dilutive shares	—	122	—	286
Effect of conversion of preferred securities—EPPICS	—	347	—	348

Total weighted average shares outstanding—diluted	310,095	321,307	309,943	323,974

Net income per share available for common shareholders of Frontier	$0.09	$0.17	$0.20	$0.31

Stock Options

For the three and six months ended June 30, 2009, options to purchase 3,565,000 shares (at exercise prices ranging from $8.19 to $18.46) issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive. In calculating diluted EPS we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

For the three and six months ended June 30, 2008, options to purchase 2,640,000 shares (at exercise prices ranging from $11.15 to $18.46) issuable under employee compensation plans were excluded from the computation of diluted EPS for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive.

In addition, for the three and six months ended June 30, 2009 and 2008, the impact of dividends paid on unvested restricted stock awards of 2,265,000 and 1,748,000 shares, respectively, have been deducted in accordance with FSP EITF No. 03-6-1, (ASC Topic 260) which we adopted in the first quarter of 2009 on a retrospective basis.

EPPICS

As of December 31, 2008, we fully redeemed the 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities (EPPICS) related debt outstanding to third parties. As of June 30, 2008, approximately 99% of the originally issued EPPICS, or about $197.3 million aggregate principal amount of EPPICS, had converted into 15,925,159 shares of our common stock, including shares issued from treasury.

We had 78,707 shares of potentially dilutive EPPICS at June 30, 2008, which were convertible into our common stock at a 4.3615 to 1 ratio at an exercise price of $11.46 per share. If all remaining EPPICS had been converted, we would have issued approximately 343,281 shares of our common stock as of June 30, 2008. These securities have been included in the diluted income per common share calculation for the three and six months ended June 30, 2008.

Stock Units

At June 30, 2009 and 2008, we had 411,889 and 279,645 stock units, respectively, issued under our Non-Employee Directors’ Deferred Fee Equity Plan (Deferred Fee Plan), our Non-Employee Directors’ Equity Incentive Plan (Directors’ Equity Plan) and the Non-Employee Directors’ Retirement Plan. These securities have not been included in the diluted income per share of common stock calculation because their inclusion would have had an antidilutive effect.

Share Repurchase Programs

In February 2008, our Board of Directors authorized us to repurchase up to $200.0 million of our common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 4, 2008. As of June 30, 2008, we had repurchased approximately 10,383,000 shares of our common stock at an aggregate cost of approximately $112.7 million. The $200.0 million share repurchase program was completed on October 3, 2008 through the repurchase of 17,778,000 shares of our common stock during the full year of 2008.

(10)    Stock Plans:

At June 30, 2009, we had six stock-based compensation plans under which grants have been made and awards remained outstanding. At June 30, 2009, there were 26,058,182 shares authorized for grant under these plans and 12,122,294 shares available for grant under two of the plans. No further awards may be granted under four of the plans: the Management Equity Incentive Plan, the 1996 Equity Incentive Plan, the Amended and Restated 2000 Equity Incentive Plan (collectively, together with the 2009 Equity Incentive Plan that was adopted on May 14, 2009, the EIPs) or the Deferred Fee Plan.

The following summary presents information regarding outstanding stock options as of June 30, 2009 and changes during the six months then ended with regard to options under the EIPs:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Balance at January 1, 2009	3,713,000	$13.46	2.5	$495,000
Options granted	—	$—
Options exercised	(105,000)	$6.45		$747,000
Options canceled, forfeited or lapsed	(43,000)	$9.08

Balance at June 30, 2009	3,565,000	$13.72	2.1	$—

Exercisable at June 30, 2009	3,559,000	$13.72	2.0	$—

There were no options granted during the first six months of 2009. Cash received upon the exercise of options during the first six months of 2009 totaled $0.7 million.

The total intrinsic value of stock options exercised during the first six months of 2008 was $0.5 million. The total intrinsic value of stock options outstanding and exercisable at June 30, 2008 was $2.6 million. There were no options granted during the first six months of 2008. Cash received upon the exercise of options during the first six months of 2008 totaled $1.0 million.

The following summary presents information regarding unvested restricted stock as of June 30, 2009 and changes during the six months then ended with regard to restricted stock under the EIPs:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Balance at January 1, 2009	1,702,000	$12.52	$14,876,000
Restricted stock granted	1,098,000	$8.44	$7,839,000
Restricted stock vested	(514,000)	$12.74	$3,668,000
Restricted stock forfeited	(21,000)	$12.25

Balance at June 30, 2009	2,265,000	$10.50	$16,171,000

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at June 30, 2009 was $19.8 million and the weighted average period over which this cost is expected to be recognized is approximately two years.

The total fair value of shares granted and vested during the six months ended June 30, 2008 was approximately $10.0 million and $3.7 million, respectively. The total fair value of unvested restricted stock at June 30, 2008 was $19.8 million. The weighted average grant date fair value of restricted shares granted during the six months ended June 30, 2008 was $11.02. Shares granted during the first six months of 2008 totaled 883,000.

(11)    Segment Information:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated voice, data and video services to residential, business and wholesale customers and is typically the incumbent provider in its service areas.

As permitted by SFAS No. 131 (ASC Topic 280), we have utilized the aggregation criteria in combining our operating segments because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not materially impact the economic characteristics or operating results of a particular property.

(12)    Derivative Instruments and Hedging Activities:

On January 15, 2008, we terminated all of our interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with our Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet and is being amortized into interest expense over the term of the associated debt. We recognized $3.2 million and $3.4 million of deferred gain during the first six months of 2009 and 2008, respectively, and anticipate recognizing $1.4 million during the remainder of 2009. At June 30, 2009 and 2008, we did not have any derivative instruments.

(13)    Investment and Other Income, Net:

The components of investment and other income, net are as follows:

	For the three months ended June 30,		For the six months ended June 30,
($ in thousands)	2009	2008	2009	2008
Interest and dividend income	$912	$1,424	$4,200	$6,528
Gain on debt repurchases	3,664	—	3,664	—
Premium on debt repurchases	—	—	—	(6,290)
Litigation settlement proceeds	(17)	—	2,186	—
Gains on expiration/settlement of customer advances	—	2,883	2,513	2,883
Equity earnings	351	2,853	625	2,884
Other, net	(292)	(319)	(323)	(71)

Total investment and other income, net	$4,618	$6,841	$12,865	$5,934

(14)    Retirement Plans:

The following tables provide the components of net periodic benefit cost:

	Pension Benefits
	For the three months ended June 30,		For the six months ended June 30,
($ in thousands)	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$1,435	$1,619	$2,870	$3,238
Interest cost on projected benefit obligation	12,964	12,875	25,928	25,750
Expected return on plan assets(1)	(11,096)	(16,354)	(22,192)	(32,708)
Amortization of prior service cost/(credit)	(64)	(64)	(128)	(128)
Amortization of unrecognized loss	6,920	1,272	13,840	2,544

Net periodic benefit cost/(income)	$10,159	$(652)	$20,318	$(1,304)

	Postretirement Benefits Other Than Pensions
	For the three months ended June 30,		For the six months ended June 30,
($ in thousands)	2009	2008	2009	2008
Components of net periodic benefit cost
Service cost	$113	$149	$226	$298
Interest cost on projected benefit obligation	2,857	2,742	5,714	5,484
Expected return on plan assets	(109)	(122)	(218)	(244)
Amortization of prior service cost	(1,938)	(1,934)	(3,876)	(3,868)
Amortization of unrecognized loss	1,481	1,404	2,962	2,808

Net periodic benefit cost	$2,404	$2,239	$4,808	$4,478

(1)	In 2008, our expected long-term rate of return on plan assets was 8.25%, and for 2009 we have assumed a rate of 8.0%.

During the first six months of 2009 and 2008, we capitalized $3.9 million and $(0.2) million, respectively, of pension expenses into the cost of our capital expenditures. We expect that our 2009 pension and other postretirement benefit expenses will be between $50.0 million and $55.0 million, as compared to $11.2 million in 2008.

The Company’s pension plan assets have declined from $589.8 million at December 31, 2008 to $578.1 million at June 30, 2009, a decrease of $11.7 million, or 2%. This decrease is a result of ongoing benefit payments of $26.6 million, offset by positive investment returns of $14.9 million during the first six months of 2009. No contributions are expected to be made by us to our pension plan until 2011, although pension asset volatility could require us to make a contribution in 2010, at the earliest.

(15)    Commitments and Contingencies:

We anticipate capital expenditures of approximately $250.0 million to $270.0 million for 2009 related to our currently owned properties. Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

In connection with the pending acquisition of approximately 4.8 million access lines (as of December 31, 2008) from Verizon, the Company has commenced activities to obtain the necessary regulatory approvals, plan and implement systems conversions and other initiatives necessary to effectuate the closing, which is expected to occur during the second quarter of 2010, and enable the Company to implement its “go to market” strategy at closing. As a result, the Company expects to incur operating expenses and capital expenditures of approximately $35.0 million and $25.0 million, respectively, in 2009 related to the pending transaction. The Company incurred $10.8 million of acquisition related costs in the second quarter of 2009.

We are party to various legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with Hydro-Quebec in 1987. The agreement contains “step-up” provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party’s share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO’s total power purchase obligation for the remainder of the agreement (which runs through 2015). Paragraph 13 of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” No. (FIN) 45 (ASC Topic 460-10-50) requires that we disclose “the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee.” Paragraph 13 of FIN No. 45 (ASC Topic 460-10-50) also states that we must make such disclosure “… even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote…” As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the “maximum potential amount” disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2009 and remained in default for the duration of the contract (another 7 years), we estimate that our undiscounted purchase obligation for 2009 through 2015 would be approximately $0.8 billion. In such a scenario the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

MANAGEMENT’S REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Board of Directors and Shareholders

Frontier Communications Corporation:

The management of Frontier Communications Corporation and subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation our management concluded that our internal control over financial reporting was effective as of December 31, 2008 and for the period then ended.

Our independent registered public accounting firm, KPMG LLP, has audited the consolidated financial statements included in this report and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Stamford, Connecticut

February 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Frontier Communications Corporation:

We have audited the accompanying consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontier Communications Corporation and subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 18 to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” as of January 1, 2007. As discussed in Note 5, effective January 1, 2006, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” As discussed in Note 23, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006. Also, as discussed in Note 1(b), the Company retrospectively adopted Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” and FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Frontier Communications Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Stamford, Connecticut

February 26, 2009, except for Note 1(b) which is as of July 24, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Frontier Communications Corporation:

We have audited Frontier Communications Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Frontier Communications Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Frontier Communications Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Frontier Communications Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 26, 2009, except for Note 1(b) which is as of July 24, 2009, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Stamford, Connecticut

February 26, 2009

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

($ in thousands)

	2008	2007
ASSETS
Current assets:
Cash and cash equivalents	$163,627	$226,466
Accounts receivable, less allowances of $40,125 and $32,748, respectively	222,247	234,762
Prepaid expenses	33,265	29,437
Other current assets	48,820	33,489

Total current assets	467,959	524,154

Property, plant and equipment, net	3,239,973	3,335,244
Goodwill, net	2,642,323	2,634,559
Other intangibles, net	359,674	547,735
Investments	8,044	21,191
Other assets	170,703	193,186

Total assets	$6,888,676	$7,256,069

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term debt due within one year	$3,857	$2,448
Accounts payable	141,940	179,402
Advanced billings	51,225	44,722
Other taxes accrued	25,585	21,400
Interest accrued	102,370	116,923
Other current liabilities	57,798	80,996

Total current liabilities	382,775	445,891

Deferred income taxes	670,489	711,645
Other liabilities	584,121	351,290
Long-term debt	4,721,685	4,736,897

Equity:
Shareholders’ equity of Frontier:
Common stock, $0.25 par value (600,000,000 authorized shares; 311,314,000 and 327,749,000 outstanding, respectively, and 349,456,000 issued at December 31, 2008 and 2007)	87,364	87,364
Additional paid-in capital	1,117,936	1,280,508
Retained earnings	38,163	14,001
Accumulated other comprehensive loss, net of tax	(237,152)	(77,995)
Treasury stock	(487,266)	(305,979)

Total shareholders’ equity of Frontier	519,045	997,899
Noncontrolling interest in a partnership	10,561	12,447

Total equity	529,606	1,010,346

Total liabilities and equity	$6,888,676	$7,256,069

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

($ in thousands, except for per-share amounts)

	2008	2007	2006
Revenue	$2,237,018	$2,288,015	$2,025,367

Operating expenses:
Network access expenses	222,013	228,242	171,247
Other operating expenses	810,748	808,501	733,143
Depreciation and amortization	561,801	545,856	476,487

Total operating expenses	1,594,562	1,582,599	1,380,877

Operating income	642,456	705,416	644,490

Investment income	16,118	37,641	83,749
Other income (loss), net	(5,170)	(17,833)	3,007
Interest expense	362,634	380,696	336,446

Income from continuing operations before income taxes	290,770	344,528	394,800

Income tax expense	106,496	128,014	136,479

Income from continuing operations	184,274	216,514	258,321

Discontinued operations (see Note 8):
Income from discontinued operations before income taxes	—	—	147,136
Income tax expense	—	—	56,589

Income from discontinued operations	—	—	90,547

Net income	184,274	216,514	348,868
Less: Income attributable to the noncontrolling interest in a partnership	1,614	1,860	4,313

Net income attributable to common shareholders of Frontier	$182,660	$214,654	$344,555

Basic income per common share attributable to common shareholders of Frontier:
Income from continuing operations	$0.57	$0.64	$0.78
Income from discontinued operations	—	—	0.28

Net income per common share	$0.57	$0.64	$1.06

Diluted income per common share attributable to common shareholders of Frontier:
Income from continuing operations	$0.57	$0.64	$0.78
Income from discontinued operations	—	—	0.28

Net income per common share	$0.57	$0.64	$1.06

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

($ and shares in thousands, except for per-share amounts)

	Frontier Shareholders
	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Treasury Stock		Non- controlling Interest	Total Equity
	Shares	Amount				Shares	Amount
Balance December 31, 2005	343,956	$85,989	$1,374,610	$(85,344)	$(123,242)	(15,788)	$(210,204)	$6,274	$1,048,083
Cumulative effect adjustment (see Note 5)	—	—	—	36,392	—	—	—	—	36,392
Stock plans	—	—	(1,875)	—	—	2,908	38,793	—	36,918
Conversion of EPPICS	—	—	(2,563)	—	—	1,389	18,488	—	15,925
Dividends on common stock of $1.00 per share	—	—	(162,773)	(160,898)	—	—	—	—	(323,671)
Shares repurchased	—	—	—	—	—	(10,200)	(135,239)	—	(135,239)
Net income	—	—	—	344,555	—	—	—	4,313	348,868
Pension liability adjustment, after adoption of SFAS No. 158, net of taxes	—	—	—	—	(83,634)	—	—	—	(83,634)
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	124,977	—	—	—	124,977

Balance December 31, 2006	343,956	85,989	1,207,399	134,705	(81,899)	(21,691)	(288,162)	10,587	1,068,619
Stock plans	—	—	(6,237)	667	—	1,824	25,399	—	19,829
Acquisition of Commonwealth	5,500	1,375	77,939	—	—	12,640	168,121	—	247,435
Conversion of EPPICS	—	—	(549)	—	—	291	3,888	—	3,339
Conversion of Commonwealth notes	—	—	1,956	—	—	2,508	34,775	—	36,731
Dividends on common stock of $1.00 per share	—	—	—	(336,025)	—	—	—	—	(336,025)
Shares repurchased	—	—	—	—	—	(17,279)	(250,000)	—	(250,000)
Net income	—	—	—	214,654	—	—	—	1,860	216,514
Other comprehensive income, net of tax and reclassification adjustments	—	—	—	—	3,904	—	—	—	3,904

Balance December 31, 2007	349,456	87,364	1,280,508	14,001	(77,995)	(21,707)	(305,979)	12,447	1,010,346
Stock plans	—	—	(1,759)	—	—	1,096	15,544	—	13,785
Acquisition of Commonwealth	—	—	1	—	—	3	38	—	39
Conversion of EPPICS	—	—	(74)	—	—	51	664	—	590
Conversion of Commonwealth notes	—	—	(801)	—	—	193	2,467	—	1,666
Dividends on common stock of $1.00 per share	—	—	(159,939)	(158,498)	—	—	—	—	(318,437)
Shares repurchased	—	—	—	—	—	(17,778)	(200,000)	—	(200,000)
Net income	—	—	—	182,660	—	—	—	1,614	184,274
Other comprehensive loss, net of tax and reclassification adjustments	—	—	—	—	(159,157)	—	—	—	(159,157)
Distributions	—	—	—	—	—	—	—	(3,500)	(3,500)

Balance December 31, 2008	349,456	$87,364	$1,117,936	$38,163	$(237,152)	(38,142)	$(487,266)	$10,561	$529,606

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

($ in thousands)

	2008	2007	2006
Net income	$184,274	$216,514	$348,868
Other comprehensive (loss) income, net of tax and reclassification adjustments*	(159,157)	3,904	124,977

Total comprehensive income	25,117	220,418	473,845
Less: Other comprehensive income attributable to the noncontrolling interest in a partnership	(1,614)	(1,860)	(4,313)

Comprehensive income attributable to the common shareholders of Frontier	$23,503	$218,558	$469,532

*	Consists primarily of amortization of pension and postretirement costs and SFAS No. 158 pension/OPEB liability (see Note 20).

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

($ in thousands)

	2008	2007	2006
Cash flows provided by (used in) operating activities:
Net income	$184,274	$216,514	$348,868
Deduct: Gain on sale of discontinued operations, net of tax	—	—	(71,635)
Income from discontinued operations, net of tax	—	—	(18,912)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	561,801	545,856	476,487
Stock based compensation expense	7,788	9,022	10,340
Loss on debt exchange	—	—	2,433
Loss on extinguishment of debt	6,290	20,186	—
Investment gain	—	—	(61,428)
Other non-cash adjustments	(8,658)	(9,458)	878
Deferred income taxes	33,967	81,011	132,031
Legal settlement	—	(7,905)	—
Change in accounts receivable	9,746	(4,714)	15,333
Change in accounts payable and other liabilities	(52,047)	(36,257)	(3,064)
Change other current assets	(3,895)	7,428	(2,148)

Net cash provided by continuing operating activities	739,266	821,683	829,183
Cash flows provided from (used by) investing activities:
Capital expenditures	(288,264)	(315,793)	(268,806)
Cash paid for acquisitions (net of cash acquired)	—	(725,548)	—
Proceeds from sale of discontinued operations	—	—	255,305
Other assets (purchased) distributions received, net	5,489	6,629	67,050

Net cash (used by) provided from investing activities	(282,775)	(1,034,712)	53,549
Cash flows provided from (used by) financing activities:
Long-term debt borrowings	135,000	950,000	550,000
Debt issuance costs	(857)	(12,196)	(6,948)
Long-term debt payments	(142,480)	(946,070)	(227,693)
Premium paid to retire debt	(6,290)	(20,186)	—
Settlement of interest rate swaps	15,521	—	—
Issuance of common stock	1,398	13,808	27,200
Common stock repurchased	(200,000)	(250,000)	(135,239)
Dividends paid	(318,437)	(336,025)	(323,671)
Repayment of customer advances for construction	(3,185)	(942)	(264)

Net cash used by financing activities	(519,330)	(601,611)	(116,615)
Cash flows of discontinued operations:
Operating cash flows	—	—	17,833
Investing cash flows	—	—	(6,593)
Financing cash flows	—	—	—

Net cash provided by discontinued operations	—	—	11,240
(Decrease) increase in cash and cash equivalents	(62,839)	(814,640)	777,357
Cash and cash equivalents at January 1,	226,466	1,041,106	263,749

Cash and cash equivalents at December 31,	$163,627	$226,466	$1,041,106

Cash paid during the period for:
Interest	$365,858	$364,381	$332,204
Income taxes	$78,878	$54,407	$5,365
Non-cash investing and financing activities:
Change in fair value of interest rate swaps	$7,909	$18,198	$(1,562)
Conversion of EPPICS	$590	$3,339	$15,925
Conversion of Commonwealth notes	$1,666	$36,731	$—
Debt-for-debt exchange	$—	$—	$2,433
Shares issued for Commonwealth acquisition	$39	$247,435	$—
Acquired debt	$—	$244,570	$—
Other acquired liabilities	$—	$112,194	$—

The accompanying Notes are an integral part of these Consolidated Financial Statements.

FRONTIER COMMUNICATIONS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Description of Business and Summary of Significant Accounting Policies:

(a) Description of Business:

Frontier Communications Corporation (formerly known as Citizens Communications Company through July 30, 2008) and its subsidiaries are referred to as “we,” “us,” “our,” or the “Company” in this report. We are a communications company providing services to rural areas and small and medium-sized towns and cities as an incumbent local exchange carrier, or ILEC.

(b) Basis of Presentation and Use of Estimates:

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain reclassifications of balances previously reported have been made to conform to the current presentation. All significant intercompany balances and transactions have been eliminated in consolidation.

Our consolidated financial statements have been adjusted on a retrospective basis to reflect the adoption of two new accounting standards: Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements” and FASB Staff Position (FSP) EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” All periods and amounts presented in these consolidated financial statements and notes herein have been adjusted retrospectively in accordance with SFAS No. 160 and FSP EITF No. 03-6-1. See Note 2 for further discussion.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates. Estimates and judgments are used when accounting for allowance for doubtful accounts, impairment of long-lived assets, intangible assets, depreciation and amortization, income taxes, purchase price allocations, contingencies, and pension and other postretirement benefits, among others.

(c) Cash Equivalents:

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d) Revenue Recognition:

Revenue is recognized when services are provided or when products are delivered to customers. Revenue that is billed in advance includes: monthly recurring access services, special access services and monthly recurring local line charges. The unearned portion of this revenue is initially deferred as a component of other liabilities on our consolidated balance sheet and recognized in revenue over the period that the services are provided. Revenue that is billed in arrears includes: non-recurring network access services, switched access services, non-recurring local services and long-distance services. The earned but unbilled portion of this revenue is recognized in revenue in our consolidated statements of operations and accrued in accounts receivable in the period that the services are provided. Excise taxes are recognized as a liability when billed. Installation fees and their related direct and incremental costs are initially deferred and recognized as revenue and expense over the average term of a customer relationship. We recognize as current period expense the portion of installation costs that exceeds installation fee revenue.

The Company collects various taxes from its customers and subsequently remits such funds to governmental authorities. Substantially all of these taxes are recorded through the consolidated balance sheet and presented on a net basis in our consolidated statements of operations. We also collect USF surcharges from customers (primarily federal USF) which we have recorded on a gross basis in our consolidated statements of operations and included in revenue and other operating expenses at $37.1 million, $35.9 million and $37.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(e) Property, Plant and Equipment:

Property, plant and equipment are stated at original cost or fair market value for our acquired properties, including capitalized interest. Maintenance and repairs are charged to operating expenses as incurred. The gross book value of routine property, plant and equipment retired is charged against accumulated depreciation.

(f) Goodwill and Other Intangibles:

Intangibles represent the excess of purchase price over the fair value of identifiable tangible net assets acquired. We undertake studies to determine the fair values of assets and liabilities acquired and allocate purchase prices to assets and liabilities, including property, plant and equipment, goodwill and other identifiable intangibles. We annually (during the fourth quarter) examine the carrying value of our goodwill and trade name to determine whether there are any impairment losses and have determined for the year ended December 31, 2008 that there was no impairment. We test for impairment at the “operating segment” level, as that term is defined in Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The Company currently has four “operating segments” which are aggregated into one reportable segment.

SFAS No. 142 requires that intangible assets with estimated useful lives be amortized over those lives and be reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” to determine whether any changes to these lives are required. We periodically reassess the useful life of our intangible assets to determine whether any changes to those lives are required.

(g) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of:

We review long-lived assets to be held and used and long-lived assets to be disposed of, including intangible assets with estimated useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. Recoverability of assets held for sale is measured by comparing the carrying amount of the assets to their estimated fair market value. If any assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value.

(h) Derivative Instruments and Hedging Activities:

We account for derivative instruments and hedging activities in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133, as amended, requires that all derivative instruments, such as interest rate swaps, be recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them.

On the date we enter into a derivative contract that qualifies for hedge accounting, we designate the derivative as either a fair value or cash flow hedge. A hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment is a fair value hedge. A hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability is a cash flow hedge. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the hedge transaction. This process includes linking all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we would discontinue hedge accounting prospectively.

All derivatives are recognized on the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized in income or shareholders’ equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows.

As of December 31, 2007, we had interest rate swap arrangements related to a portion of our fixed rate debt. These arrangements were all terminated on January 15, 2008. These hedge strategies satisfied the fair value hedging requirements of SFAS No. 133, as amended. As a result, the appreciation in value of the swaps through the time of termination is included in the consolidated balance sheet and is recognized as lower interest expense over the duration of the remaining life of the underlying debt.

(i) Investments:

Marketable Securities

We classify our cost method investments at purchase as available-for-sale. We do not maintain a trading portfolio or held-to-maturity securities. Our marketable securities are insignificant.

Investments in Other Entities

Investments in entities that we do not control, but where we have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method of accounting (see Note 9).

(j) Income Taxes and Deferred Income Taxes:

We file a consolidated federal income tax return. We utilize the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax effect of temporary differences between the financial statement basis and the tax basis of assets and liabilities using tax rates expected to be in effect when the temporary differences are expected to reverse.

(k) Stock Plans:

We have various stock-based compensation plans. Awards under these plans are granted to eligible officers, management employees, non-management employees and non-employee directors. Awards may be made in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units or other stock-based awards. We have no awards with market or performance conditions. Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury.

On January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service had not been rendered as of the date of adoption. Compensation cost for awards that were outstanding at the effective date are recognized over the remaining service period using the compensation cost previously calculated for pro forma disclosure purposes.

On November 10, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position SFAS No. 123R-3, “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” We elected to adopt the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to SFAS No. 123R. The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123R.

The compensation cost recognized is based on awards ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

(l) Net Income Per Common Share Attributable to Common Shareholders:

Basic net income per common share is computed using the weighted average number of common shares outstanding during the period being reported on, excluding unvested restricted stock awards. The impact of dividends paid on unvested restricted stock awards have been deducted in the determination of basic and diluted net income attributable to common shareholders of Frontier. Except when the effect would be antidilutive, diluted net income per common share reflects the dilutive effect of the assumed exercise of stock options using the treasury stock method at the beginning of the period being reported on as well as common shares that would result from the conversion of convertible preferred stock (EPPICS) and convertible notes. In addition, the related interest on debt (net of tax) is added back to income since it would not be paid if the debt was converted to common stock.

(2)    Recent Accounting Literature and Changes in Accounting Principles:

Accounting for Endorsement Split-Dollar Life Insurance Arrangements

In September 2006, the FASB reached consensus on the guidance provided by Emerging Issues Task Force (EITF) No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.” The guidance is applicable to endorsement split-dollar life insurance arrangements, whereby the employer owns and controls the insurance policies, that are associated with a postretirement benefit. EITF No. 06-4 requires that for a split-dollar life insurance arrangement within the scope of the issue, an employer should recognize a liability for future benefits in accordance with SFAS No. 106 (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board Opinion (APB) No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. EITF No. 06-4 was effective for fiscal years beginning after December 15, 2007. Our adoption of the accounting requirements of EITF No. 06-4 in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB amended SFAS No. 157 to defer the application of this standard to nonfinancial assets and liabilities until 2009. The provisions of SFAS No. 157 related to financial assets and liabilities were effective as of the beginning of our 2008 fiscal year. Our adoption of SFAS No. 157 in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows. We do not expect the adoption of SFAS No. 157, as amended, in the first quarter of 2009 with respect to its effect on nonfinancial assets and liabilities to have a material impact on our financial position, results of operations or cash flows. Nonfinancial assets and liabilities for which we have not applied the provisions of SFAS No. 157 include those measured at fair value in impairment testing and those initially measured at fair value in a business combination.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115,” which permits entities to choose to measure many financial instruments and certain other items at fair value. The provisions of SFAS No. 159 were effective as of the beginning of our 2008 fiscal year. Our adoption of SFAS No. 159 in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows.

Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements

In March 2007, the FASB ratified the consensus reached by the EITF on Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.” EITF No. 06-10 provides guidance on an employers’ recognition of a liability and related compensation costs for collateral assignment split-dollar life insurance arrangements that provide a benefit to an employee that extends into postretirement periods, and the asset in collateral assignment split-dollar life insurance arrangements. EITF No. 06-10 was effective for fiscal years beginning after December 15, 2007. Our adoption of the accounting requirements of EITF No. 06-10 in the first quarter of 2008 had no impact on our financial position, results of operations or cash flows.

Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards

In June 2007, the FASB ratified EITF No. 06-11, “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF No. 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF No. 06-11 was effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The implementation of this standard in the first quarter of 2008 had no material impact on our financial position, results of operations or cash flows.

Business Combinations

In December 2007, the FASB revised SFAS No. 141, “Business Combinations.” The revised statement, SFAS No. 141R, requires an acquiring entity to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition date at fair value, to remeasure liabilities related to contingent consideration at fair value in each subsequent reporting period and to expense all acquisition related costs. The effective date of SFAS No. 141R is for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard does not impact our currently reported results and we do not expect the adoption of SFAS No. 141R in the first quarter of 2009 to have a material impact on our financial position, results of operations or cash flows.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 establishes requirements for ownership interest in subsidiaries held by parties other than the Company (sometimes called “minority interest”) be clearly identified, presented and disclosed in the consolidated statement of financial position within shareholders’ equity, but separate from the parent’s equity. All changes in the parent’s ownership interest are required to be accounted for consistently as equity transactions and any noncontrolling equity investments in unconsolidated subsidiaries must be measured initially at fair value. SFAS No. 160 was effective, on a prospective basis, for fiscal years beginning after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The adoption of SFAS No. 160 did not have a material impact on our financial position, results of operations or cash flows for current or prior periods.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. The effective date of SFAS No. 162 was November 15, 2008. Our adoption of SFAS No. 162 during the fourth quarter of 2008 did not result in any changes to our current accounting practices or policies and thereby has not impacted the preparation of the consolidated financial statements.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities

In June 2008, the FASB ratified FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities.” FSP EITF No. 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, should be included in the earnings allocation in computing earnings per share under the two-class method. FSP EITF No. 03-6-1 was effective, on a retrospective basis, for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. Our outstanding non-vested restricted stock is a participating security in accordance with FSP EITF No. 03-6-1 and we have adjusted our previously reported basic and diluted income per common share. The adoption of FSP EITF No. 03-6-1 slightly reduced our basic and diluted income per common share from that previously reported.

Employers’ Disclosures about Postretirement Benefit Plan Assets

In December 2008, the FASB issued FSP SFAS 132 (R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP SFAS 132 (R)-1 amends SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP SFAS 132 (R)-1 requires additional disclosures about investment policies and strategies, categories of plan assets, fair value measurements of plan assets and significant concentrations of risk. The disclosures about plan assets required by FSP SFAS 132 (R)-1 are effective for fiscal years ending after December 15, 2009. We do not expect the adoption of FSP SFAS 132 (R)-1 to have a material impact on our financial position, results of operations or cash flows. We will adopt the disclosure requirements of FSP SFAS 132 (R)-1 in the annual report for our fiscal year ending December 31, 2009.

(3)    Acquisition of Commonwealth Telephone and Global Valley Networks:

On March 8, 2007, we acquired Commonwealth Telephone Enterprises, Inc. (“Commonwealth” or “CTE”) in a cash-and-stock taxable transaction, for a total consideration of approximately $1.1 billion. We paid $804.1 million in cash ($663.7 million net, after cash acquired) and issued common stock with a value of $249.8 million.

On October 31, 2007, we acquired Global Valley Networks, Inc. and GVN Services (together GVN) through the purchase from Country Road Communications, LLC of 100% of the outstanding common stock of Evans Telephone Holdings, Inc., the parent Company of GVN. The purchase price of $62.0 million was paid with cash on hand.

We have accounted for the acquisitions of Commonwealth and GVN as purchases under U.S. GAAP. Under the purchase method of accounting, the assets and liabilities of Commonwealth and GVN are recorded as of their respective acquisition dates, at their respective fair values, and consolidated with those of Frontier. The reported consolidated financial condition of Frontier as of December 31, 2008, reflects the final allocation of these fair values for Commonwealth and GVN.

The following schedule provides a summary of the final purchase price paid by Frontier in the acquisitions of Commonwealth and GVN:

($ in thousands)	Commonwealth	GVN
Cash paid	$804,085	$62,001
Value of Frontier common stock issued	249,804	—
Accrued closing costs	469	—

Total Purchase Price	$1,054,358	$62,001

With respect to our acquisitions of Commonwealth and GVN, the purchase price has been allocated based on fair values to the net tangible and intangible assets acquired and liabilities assumed. The final allocations are as follows:

($ in thousands)	Commonwealth	GVN
Allocation of purchase price:
Current assets(1)	$187,986	$1,581
Property, plant and equipment	387,343	23,578
Goodwill	690,262	34,311
Other intangibles	273,800	7,250
Other assets	11,285	812
Current portion of debt	(35,000)	(17)
Accounts payable and other current liabilities	(80,375)	(626)
Deferred income taxes	(143,539)	(3,740)
Convertible notes	(209,553)	—
Other liabilities	(27,851)	(1,148)

Total Purchase Price	$1,054,358	$62,001

(1)	Includes $140.6 million of total acquired cash.

The following unaudited pro forma financial information presents the combined results of operations of Frontier, Commonwealth and GVN as if the acquisitions had occurred at the beginning of each period presented. The historical results of the Company include the results of Commonwealth from the date of its acquisition on March 8, 2007, and GVN from the date of its acquisition on October 31, 2007. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the acquisitions been completed at the beginning of each period presented. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of Frontier after completion of the acquisitions.

($ in thousands, except per share amounts)	2007	2006
Revenue	$2,362,695	$2,371,143
Operating income	$720,476	$717,312
Income from continuing operations	$218,428	$285,434
Income from discontinued operations	$—	$90,547
Net income attributable to common shareholders of Frontier	$218,428	$375,981

Basic income per common share:
Income from continuing operations	$0.66	$0.83
Income from discontinued operations	—	0.26

Net income per common share	$0.66	$1.09

Diluted income per common share:
Income from continuing operations	$0.65	$0.82
Income from discontinued operations	—	0.26

Net income per common share	$0.65	$1.08

(4)    Property, Plant and Equipment:

The components of property, plant and equipment at December 31, 2008 and 2007 are as follows:

($ in thousands)	Estimated Useful Lives	2008	2007
Land	N/A	$22,631	$23,347
Buildings and leasehold improvements	41 years	344,839	343,826
General support	5 to 17 years	508,825	492,771
Central office/electronic circuit equipment	5 to 11 years	2,959,440	2,855,645
Cable and wire	15 to 60 years	3,623,193	3,484,838
Other	20 to 30 years	24,703	46,620
Construction work in progress		97,429	128,250

		7,581,060	7,375,297
Less: Accumulated depreciation		(4,341,087)	(4,040,053)

Property, plant and equipment, net		$3,239,973	$3,335,244

Depreciation expense is principally based on the composite group method. Depreciation expense was $379.5 million, $374.4 million and $350.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Effective with the completion of an independent study of the estimated useful lives of our plant assets we adopted new lives beginning October 1, 2008.

(5)    Retained Earnings—Cumulative Effect Adjustment:

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) Topic 1N (SAB No. 108), “Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB No. 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the financial statements are materially misstated. Under this guidance, companies should take into account both the effect of a misstatement on the current year balance sheet as well as the impact upon the current year income statement in assessing the materiality of a current year misstatement. Once a current year misstatement has been quantified, the guidance in SAB Topic 1M, “Financial Statements Materiality,” (SAB No. 99) will be applied to determine whether the misstatement is material.

SAB No. 108 allowed for a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material as they were being evaluated under a single method but were material when evaluated under the dual approach prescribed by SAB No. 108. The Company adopted SAB No. 108 in connection with the preparation of its financial statements for the year ended December 31, 2006. The adoption did not have any impact on the Company’s cash flow or prior year financial statements. As a result of adopting SAB No. 108 in the fourth quarter of 2006 and electing to use the one-time transitional cumulative effect adjustment, the Company made adjustments to the beginning balance of retained earnings as of January 1, 2006 in the fourth quarter of 2006 for the following errors (all of which were determined to be immaterial under the Company’s previous methodology):

Summary of SAB No. 108 entry recorded January 1, 2006:

($ in thousands)	Increase/ (Decrease)
Property, Plant & Equipment	$1,990
Goodwill	(3,716)
Other Assets	(20,081)

$(21,807)

Current Liabilities	$(2,922)
Deferred Taxes	(17,339)
Other Long-Term Liabilities	(13,037)
Long-Term Debt	(24,901)
Retained Earnings	36,392

$(21,807)

Deferred Tax Accounting. As a result of adopting SAB No. 108 in the fourth quarter of 2006 we recorded a decrease in deferred income tax liabilities in the amount of approximately $23.5 million and an increase in retained earnings of approximately $23.5 million as of January 1, 2006. The change in deferred tax and retained earnings is a result of excess deferred tax liabilities that built up in periods prior to 2004 (approximately $4 million in 2003, $5.4 million in 2002 and $14.1 million in 2001 and prior), resulting primarily from differences between actual state income tax rates and the effective composite state rate utilized for estimating the Company’s book state tax provisions.

Goodwill. During 2002, we estimated and booked impairment charges (pre-tax) of $1.07 billion. We subsequently discovered that the impairment charge recorded was overstated as it exceeded the underlying book value by approximately $8.1 million. The result was an understatement of goodwill. We corrected this error by reversing the negative goodwill balance of $8.1 million with an offset to increase retained earnings.

Unrecorded Liabilities. The Company changed its accounting policies associated with the accrual of utilities and vacation expense. Historically, the Company’s practice was to expense utility and vacation costs in the period these items were paid, which generally resulted in a full year of utilities and vacation expense in the consolidated statements of operations. The utility costs are now accrued in the period used and vacation costs are accrued in the period earned. The cumulative amount of these changes as of the beginning of fiscal 2006 was approximately $3.0 million and, as provided in SAB No. 108, the impact was recorded as a reduction of retained earnings as of the beginning of fiscal 2006.

We established an accrual of $4.5 million for advance billings associated with certain revenue at two telephone properties that the Company operated since the 1930’s. For these two properties, the Company’s records have not reflected the liability. This had no impact on the revenue reported for any of the five years reported in this Form 10-K.

We recorded a long-term liability of $2.5 million to recognize a postretirement annuity payment obligation for two former executives of the Company. The liability should have been established in 1999 at the time the two employees elected to exchange their death benefit rights for an annuity payout in accordance with the terms of their respective split-dollar life insurance agreements. We established the liability effective January 1, 2006 in accordance with SAB No. 108 by reducing retained earnings by a like amount.

Long-Term Debt. We recorded a reclassification of $20.1 million from other assets to long-term debt. The amount represents debt discounts which the Company historically accounted for as a deferred asset. For certain debt issuances the Company amortized the debt discount using the straight line method instead of the effective interest method. We corrected this error by increasing the debt discount by $4.8 million and increasing retained earnings by a like amount.

Customer Advances for Construction. Amounts associated with “construction advances” remaining on the Company’s balance sheet ($92.4 million at December 31, 2005) included approximately $7.3 million of such contract advances that were transferred to the purchaser of our water and wastewater operations on January 15, 2002 and accordingly should have been included in the gain recognized upon sale during that period. Upon the adoption of SAB No. 108 in the fourth quarter of 2006, this error was corrected as of January 1, 2006 through a decrease in other long-term liabilities and an increase in retained earnings.

Purchase Accounting. During the period 1991 to 2001, Frontier acquired a number of telecommunications businesses, growing its asset base from approximately $400.0 million in 1991 to approximately $6.0 billion by the end of 2001. As a result of these acquisitions, we recorded in accordance with purchase accounting standards, all of the assets and liabilities associated with these properties. We have determined that approximately $18.8 million (net) of liabilities were established in error. Approximately $18.0 million of the liabilities should have been recorded as a decrease to goodwill and $4.2 million should have been an increase to property, plant and equipment ($1.99 million after amortization of $2.21 million). In addition, $4.964 million of liabilities should have been reversed in 2001. We corrected this error by reversing the liability to retained earnings.

As permitted by the adoption of SAB No. 108, we have adjusted our previously recorded acquisition entries as follows:

($ in thousands)	Increase/ (Decrease)
Property, Plant & Equipment	$1,990
Goodwill	(18,049)

$(16,059)

Current Liabilities	$(10,468)
Other Long-Term Liabilities	(8,345)
Retained Earnings	2,754

$(16,059)

Tax Effect. The net effect on taxes (excluding the $23.5 million entry described above) resulting from the adoption of SAB No. 108 was an increase to deferred tax liabilities of $6.2 million and an increase to goodwill of $6.2 million.

(6)    Accounts Receivable:

The components of accounts receivable, net at December 31, 2008 and 2007 are as follows:

($ in thousands)	2008	2007
End user	$244,395	$244,592
Other	17,977	22,918
Less: Allowance for doubtful accounts	(40,125)	(32,748)

Accounts receivable, net	$222,247	$234,762

An analysis of the activity in the allowance for doubtful accounts for the years ended December 31, 2008, 2007 and 2006 is as follows:

		Additions
Allowance for doubtful accounts	Balance at beginning of Period	Balance of acquired properties	Charged to bad debt expense*	Charged to other accounts— Revenue	Deductions	Balance at end of Period
2006	$31,385	$—	$20,257	$80,003	$23,108	$108,537
2007	108,537	1,499	31,131	(77,898)	30,521	32,748
2008	32,748	1,150	31,700	2,352	27,825	40,125

*	Such amounts are included in bad debt expense and for financial reporting purposes are classified as contra-revenue.

We maintain an allowance for estimated bad debts based on our estimate of collectability of our accounts receivable. Bad debt expense is recorded as a reduction to revenue.

Our allowance for doubtful accounts increased by approximately $78.3 million in 2006 as a result of carrier activity that was in dispute. Our allowance for doubtful accounts (and “end user” receivables) declined from December 31, 2006, primarily as a result of the resolution of our principal carrier dispute. On March 12, 2007, we entered into a settlement agreement with a carrier pursuant to which we were paid $37.5 million, resulting in a favorable impact on our revenue in the first quarter of 2007 of $38.7 million.

(7)    Other Intangibles:

The components of other intangibles at December 31, 2008 and 2007 are as follows:

($ in thousands)	2008	2007
Customer base	$1,265,052	$1,271,085
Trade name	132,664	132,381

Other intangibles	1,397,716	1,403,466
Less: Accumulated amortization	(1,038,042)	(855,731)

Total other intangibles, net	$359,674	$547,735

Amortization expense was $182.3 million, $171.4 million and $126.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense for 2008 is comprised of $126.3 million for amortization associated with our “legacy” Frontier properties and $56.0 million for intangible assets (customer base and trade name) that were acquired in the Commonwealth and Global Valley acquisitions. As of December 31, 2008, $263.5 million has been allocated to the customer base (five year life) and $10.3 million to the trade name (five year life) acquired in the Commonwealth acquisition, and $7.3 million to the customer base (five year life) acquired in the Global Valley acquisition. Amortization expense, based on our estimate of useful lives, is estimated to be $113.9 million in 2009, $56.2 million in 2010 and 2011 and $11.3 million in 2012.

(8)    Discontinued Operations:

Electric Lightwave

On July 31, 2006, we sold our CLEC business, Electric Lightwave, LLC (ELI), for $255.3 million (including a later sale of associated real estate) in cash plus the assumption of approximately $4.0 million in capital lease obligations. We recognized a pre-tax gain on the sale of ELI of approximately $116.7 million. Our after-tax gain on the sale was $71.6 million. Our cash liability for taxes as a result of the sale was approximately $5.0 million due to the utilization of existing tax net operating losses on both the Federal and state level.

In accordance with SFAS No. 144, any component of our business that we dispose of, or classify as held for sale, that has operations and cash flows clearly distinguishable from continuing operations for financial reporting purposes, and that will be eliminated from the ongoing operations, should be classified as discontinued operations. Accordingly, we have classified the results of operations of ELI as discontinued operations in our consolidated statements of operations.

We ceased to record depreciation expense for ELI effective February 2006.

Summarized financial information for ELI for the year ended December 31, 2006 is set forth below:

($ in thousands)	2006
Revenue	$100,612
Operating income	$27,882
Income taxes	$11,583
Net income	$18,912
Gain on disposal of ELI, net of tax	$71,635

(9)    Investments:

Investments at December 31, 2008 and 2007 include equity method investments of $8,044 and $21,191, respectively. Our investments in entities that are accounted for under the equity method of accounting consist of the following: (1) a 50% interest in the C-Don Partnership, acquired in the purchase of Commonwealth, which publishes, manufactures and distributes classified telephone directories in the Commonwealth service territory; (2) a 16.8% interest in the Fairmount Cellular Limited Partnership which is engaged in cellular mobile telephone service in the Rural Service Area (RSA) designated by the FCC as Georgia RSA No. 3; and (3) our investments in CU Capital and CU Trust with relation to our convertible preferred securities that were fully redeemed in the fourth quarter of 2008.

(10)    Fair Value of Financial Instruments:

The following table summarizes the carrying amounts and estimated fair values for certain of our financial instruments at December 31, 2008 and 2007. For the other financial instruments, representing cash, accounts receivables, long-term debt due within one year, accounts payable and other accrued liabilities, the carrying amounts approximate fair value due to the relatively short maturities of those instruments. Other equity method investments for which market values are not readily available are carried at cost, which approximates fair value.

The fair value of our long-term debt is estimated based on quoted market prices at the reporting date for those financial instruments.

($ in thousands)	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt(1)	$4,721,685	$3,651,924	$4,736,897	$4,708,217

(1)	2007 includes interest rate swaps of $7.9 million and EPPICS of $14.5 million.

(11)    Long-Term Debt:

The activity in our long-term debt from December 31, 2007 to December 31, 2008 is summarized as follows:

		Year Ended December 31, 2008
($ in thousands)	December 31, 2007	Payments	New Borrowings	Interest Rate Swap	Conversion to Common Stock	Reclassification of Related Party Debt	December 31, 2008	Interest Rate* at December 31, 2008
Rural Utilities Service Loan Contracts	$17,555	$(948)	$—	$—	$—	$—	$16,607	6.07%
Senior Unsecured Debt	4,715,013	(138,107)	135,000	(7,909)	(1,666)	—	4,702,331	7.54%
EPPICS (see Note 15)	14,521	(3,425)	—	—	(590)	(10,506)	—
Industrial Development Revenue Bonds	13,550	—	—	—	—	—	13,550	6.31%

TOTAL LONG-TERM DEBT	$4,760,639	$(142,480)	$135,000	$(7,909)	$(2,256)	$(10,506)	$4,732,488	7.54%

Less: Debt Discount	(21,294)						(6,946)
Less: Current Portion	(2,448)						(3,857)

	$4,736,897						$4,721,685

*	Interest rate includes amortization of debt issuance costs, debt premiums or discounts, and deferred gain on interest rate swap terminations. The interest rates for Rural Utilities Service Loan Contracts, Senior Unsecured Debt, and Industrial Development Revenue Bonds represent a weighted average of multiple issuances.

Additional information regarding our Senior Unsecured Debt at December 31:

	2008		2007
($ in thousands)	Principal Outstanding	Interest Rate	Principal Outstanding	Interest Rate
Senior Notes:
Due 5/15/2011	$921,276	9.250%	$1,050,000	9.250%
Due 10/24/2011	200,000	6.270%	200,000	6.270%
Due 12/31/2012	147,000	2.448% (Variable)	148,500	6.750% (Variable)
Due 1/15/2013	700,000	6.250%	700,000	6.250%
Due 12/31/2013	133,988	2.250% (Variable)	—
Due 3/15/2015	300,000	6.625%	300,000	6.625%
Due 3/15/2019	450,000	7.125%	450,000	7.125%
Due 1/15/2027	400,000	7.875%	400,000	7.875%
Due 8/15/2031	945,325	9.000%	945,325	9.000%

	4,197,589		4,193,825
Debentures due 2025 – 2046	468,742	7.137%	468,742	7.137%
Subsidiary Senior
Notes due 12/1/2012	36,000	8.050%	36,000	8.050%
CTE Convertible Notes due 7/23/2023	—		8,537	3.250%
Fair value of interest rate swaps	—		7,909

Total	$4,702,331		$4,715,013

During 2008, we retired an aggregate principal amount of $144.7 million of debt, consisting of $128.7 million of 9.25% Senior Notes due 2011, $12.0 million of other senior unsecured debt and rural utilities service loan contracts, and $4.0 million of 5% Company Obligated Mandatorily Redeemable Convertible Preferred Securities due 2036 (EPPICS).

On March 28, 2008, we borrowed $135.0 million under a senior unsecured term loan facility that was established on March 10, 2008. The loan matures in 2013 and bears interest of 2.250% as of December 31, 2008 based on the prime rate or LIBOR, at our election, plus a margin which varies depending on our debt leverage ratio. We used the proceeds to repurchase, during the first quarter of 2008, $128.7 million principal amount of our 9.25% Senior Notes due 2011 and to pay for the $6.3 million of premium on early retirement of these notes.

As of December 31, 2008, EPPICS representing a total principal amount of $197.8 million have been converted into 15,969,645 shares of our common stock. There were no outstanding EPPICS as of December 31, 2008. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by the Company against an offsetting investment.

As of December 31, 2008, we had an available line of credit with seven financial institutions in the aggregate amount of $250.0 million. Associated facility fees vary, depending on our debt leverage ratio, and were 0.225% per annum as of December 31, 2008. The expiration date for this $250.0 million five year revolving credit agreement is May 18, 2012. During the term of the credit facility we may borrow, repay and reborrow funds, subject to customary borrowing conditions. The credit facility is available for general corporate purposes but may not be used to fund dividend payments.

On January 15, 2008, we terminated all of our interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with our Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt.

During 2007, we retired an aggregate principal amount of $967.2 million of debt, including $3.3 million of EPPICS and $17.8 million of 3.25% Commonwealth convertible notes that were converted into our common stock. As further described below, we temporarily borrowed and repaid $200.0 million during the month of March 2007, utilized to temporarily fund our acquisition of Commonwealth.

In connection with the acquisition of Commonwealth, we assumed $35.0 million of debt under a revolving credit facility and approximately $191.8 million face amount of Commonwealth convertible notes (fair value of approximately $209.6 million). During March 2007, we paid down the $35.0 million credit facility, and through December 31, 2007, we retired approximately $183.3 million face amount (for which we paid $165.4 million in cash and $36.7 million in common stock) of the convertible notes (premium paid of $18.9 million was recorded as $17.8 million to goodwill and $1.1 million to other income (loss), net). The remaining outstanding balance of $8.5 million was fully redeemed in the fourth quarter of 2008.

On March 23, 2007, we issued in a private placement an aggregate $300.0 million principal amount of 6.625% Senior Notes due 2015 and $450.0 million principal amount of 7.125% Senior Notes due 2019. Proceeds from the sale were used to pay down $200.0 million principal amount of indebtedness borrowed on March 8, 2007 under a bridge loan facility in connection with the acquisition of Commonwealth, and redeem, on April 26, 2007, $495.2 million principal amount of our 7.625% Senior Notes due 2008.

During the first quarter of 2007, we incurred and expensed approximately $4.1 million of fees associated with the bridge loan facility established to temporarily fund our acquisition of Commonwealth. In the second quarter of 2007, we completed an exchange offer (to publicly register the debt) on the $750.0 million in total of private placement notes described above, in addition to the $400.0 million principal amount of 7.875% Senior Notes issued in a private placement on December 22, 2006, for registered Senior Notes due 2027. On April 26, 2007, we redeemed $495.2 million principal amount of our 7.625% Senior Notes due 2008 at a price of 103.041% plus accrued and unpaid interest. The debt retirement generated a pre-tax loss on the early extinguishment of debt at a premium of approximately $16.3 million in the second quarter of 2007 and is included in other income (loss), net. As a result of this debt redemption, we also terminated three interest rate swap agreements hedging an aggregate $150.0 million notional amount of indebtedness. Payments on the swap terminations of approximately $1.0 million were made in the second quarter of 2007.

For the year ended December 31, 2006, we retired an aggregate principal amount of $251.0 million of debt, including $15.9 million of EPPICS that were converted into our common stock.

During the first quarter of 2006, we entered into two debt-for-debt exchanges of our debt securities. As a result, $47.5 million of our 7.625% notes due 2008 were exchanged for approximately $47.4 million of our 9.00% notes due 2031. During the fourth quarter of 2006, we entered into four debt-for-debt exchanges and exchanged $157.3 million of our 7.625% notes due 2008 for $149.9 million of our 9.00% notes due 2031. The 9.00% notes are callable on the same general terms and conditions as the 7.625% notes exchanged. No cash was exchanged in these transactions. However, with respect to the first quarter debt exchanges, a non-cash pre-tax loss of approximately $2.4 million was recognized in accordance with EITF No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” which is included in other income (loss), net, for the year ended December 31, 2006.

On June 1, 2006, we retired at par our entire $175.0 million principal amount of 7.60% Debentures due June 1, 2006.

On June 14, 2006, we repurchased $22.7 million of our 6.75% Senior Notes due August 17, 2006 at a price of 100.181% of par.

On August 17, 2006, we retired at par the $29.1 million remaining balance of the 6.75% Senior Notes.

On December 22, 2006, we issued in a private placement, an aggregate $400.0 million principal amount of 7.875% Senior Notes due January 15, 2027. Proceeds from the sale were used to partially finance the Commonwealth acquisition.

In December 2006, we borrowed $150.0 million under a senior unsecured term loan agreement. The loan matures in 2012 and bears interest based on an average prime rate or London Interbank Offered Rate or LIBOR plus 1 3/8%, at our election. Proceeds were used to partially finance the Commonwealth acquisition.

As of December 31, 2008 we were in compliance with all of our debt and credit facility covenants.

Our principal payments for the next five years are as follows:

($ in thousands)	Principal Payments
2009	$3,857
2010	$7,236
2011	$1,125,143
2012	$180,366
2013	$829,131

(12)    Derivative Instruments and Hedging Activities:

Interest rate swap agreements were used to hedge a portion of our debt that is subject to fixed interest rates. Under our interest rate swap agreements, we agreed to pay an amount equal to a specified variable rate of interest times a notional principal amount, and to receive in return an amount equal to a specified fixed rate of interest times the same notional principal amount. The notional amounts of the contracts were not exchanged. No other cash payments are made unless the agreement is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination and represents the market value, at the then current rate of interest, of the remaining obligations to exchange payments under the terms of the contracts.

On January 15, 2008, we terminated all of our interest rate swap agreements representing $400.0 million notional amount of indebtedness associated with our Senior Notes due in 2011 and 2013. Cash proceeds on the swap terminations of approximately $15.5 million were received in January 2008. The related gain has been deferred on the consolidated balance sheet, and is being amortized into interest expense over the term of the associated debt. For the year ended December 31, 2008, we recognized $5.0 million of deferred gain and anticipate recognizing $3.4 million during 2009.

As of January 16, 2008, we no longer have any derivative instruments. The following disclosure is necessary to understand our historical financial statements.

The interest rate swap contracts are reflected at fair value in our consolidated balance sheets and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its book value and an amount representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts, and the offsetting changes in the adjusted carrying value of the related portion of the fixed-rate debt being hedged, are recognized in the consolidated statements of operations in interest expense. The notional amounts of interest rate swap contracts hedging fixed-rate indebtedness as of December 31, 2007 was $400.0 million. Such contracts required us to pay variable rates of interest (average pay rates of approximately 8.54% as of December 31, 2007) and receive fixed rates of interest (average receive rates of 8.50% as of December 31, 2007). The fair value of these derivatives is reflected in other assets as of December 31, 2007 in the amount of $7.9 million. The related underlying debt was increased in 2007 by a like amount. For the years ended December 31, 2007 and 2006, the interest expense resulting from these interest rate swaps totaled approximately $2.4 million and $4.2 million, respectively.

(13)    Investment Income:

The components of investment income for the years ended December 31, 2008, 2007 and 2006 are as follows:

($ in thousands)	2008	2007	2006
Interest and dividend income	$10,928	$32,986	$22,172
Gain from Rural Telephone Bank dissolution	—	—	61,428
Equity earnings	5,190	4,655	149

Total investment income	$16,118	$37,641	$83,749

(14)    Other Income (Loss), net:

The components of other income (loss), net for the years ended December 31, 2008, 2007 and 2006 are as follows:

($ in thousands)	2008	2007	2006
Bridge loan fee	$—	$(4,069)	$—
Premium on debt repurchases	(6,290)	(18,217)	—
Legal fees and settlement costs	(1,037)	—	(1,000)
Gain on expiration/settlement of customer advances, net	4,520	2,031	3,539
Loss on exchange of debt	—	—	(2,433)
Gain on forward rate agreements	—	—	430
Other, net	(2,363)	2,422	2,471

Total other income (loss), net	$(5,170)	$(17,833)	$3,007

During the first quarter of 2008, we retired certain debt and recognized a pre-tax loss of $6.3 million on the early extinguishment of debt at a premium, mainly for the 9.25% Senior Notes due 2011. During the first quarter of 2007, we incurred $4.1 million of fees associated with a bridge loan facility. In 2007, we retired certain debt and recognized a pre-tax loss of $18.2 million on the early extinguishment of debt at a premium, mainly for the 7.625% Senior Notes due 2008. During 2008, 2007 and 2006, we recognized income of $4.5 million, $2.0 million and $3.5 million, respectively, in connection with certain retained liabilities, that have terminated, associated with customer advances for construction from our disposed water properties. During 2008 and 2006, we recorded legal fees and settlement costs in connection with the Bangor, Maine legal matter of $1.0 million in each year. In connection with our exchange of debt during the first quarter of 2006, we recognized a non-cash, pre-tax loss of $2.4 million. 2006 also includes a gain for the changes in fair value of our forward rate agreements of $0.4 million.

(15)    Company Obligated Mandatorily Redeemable Convertible Preferred Securities:

As of December 31, 2008, we fully redeemed the EPPICS related debt outstanding to third parties. The following disclosure provides the history regarding this issue.

In 1996, our consolidated wholly-owned subsidiary, Citizens Utilities Trust (the Trust), issued, in an underwritten public offering, 4,025,000 shares of EPPICS, representing preferred undivided interests in the assets of the Trust, with a liquidation preference of $50 per security (for a total liquidation amount of $201.3 million). These securities had an adjusted conversion price of $11.46 per share of our common stock. The conversion price was reduced from $13.30 to $11.46 during the third quarter of 2004 as a result of the $2.00 per share of common stock special, non-recurring dividend. The proceeds from the issuance of the Trust Convertible Preferred Securities and a Company capital contribution were used to purchase $207.5 million aggregate liquidation amount of 5% Partnership Convertible Preferred Securities due 2036 from another wholly-owned subsidiary, Citizens Utilities Capital L.P. (the Partnership). The proceeds from the issuance of the Partnership Convertible Preferred Securities and a Company capital contribution were used to purchase from us $211.8 million aggregate principal amount of 5% Convertible Subordinated Debentures due 2036. The sole assets of the Trust were the Partnership Convertible Preferred Securities, and our Convertible Subordinated Debentures were substantially all the assets of the Partnership. Our obligations under the agreements related to the issuances of such securities, taken together, constituted a full and unconditional guarantee by us of the Trust’s obligations relating to the Trust Convertible Preferred Securities and the Partnership’s obligations relating to the Partnership Convertible Preferred Securities.

In accordance with the terms of the issuances, we paid the annual 5% interest in quarterly installments on the Convertible Subordinated Debentures in 2008, 2007 and 2006. Cash was paid (net of investment returns) to the Partnership in payment of the interest on the Convertible Subordinated Debentures. The cash was then distributed by the Partnership to the Trust and then by the Trust to the holders of the EPPICS.

As of December 31, 2008, EPPICS representing a total principal amount of $197.8 million have been converted into 15,969,645 shares of our common stock. There were no outstanding EPPICS as of December 31, 2008. As a result of the redemption of all outstanding EPPICS as of December 31, 2008, the $10.5 million in debt with related parties was reclassified by the Company against an offsetting investment.

We adopted the provisions of FIN No. 46R (revised December 2003) (FIN No. 46R), “Consolidation of Variable Interest Entities,” effective January 1, 2004. Accordingly, the Trust holding the EPPICS and the related Citizens Utilities Capital L.P. were deconsolidated.

(16)    Capital Stock:

We are authorized to issue up to 600,000,000 shares of common stock. The amount and timing of dividends payable on common stock are, subject to applicable law, within the sole discretion of our Board of Directors.

(17)    Stock Plans:

At December 31, 2008, we had five stock-based compensation plans under which grants have been made and awards remained outstanding. These plans, which are described below, are the Management Equity Incentive Plan (MEIP), the 1996 Equity Incentive Plan (1996 EIP), the Amended and Restated 2000 Equity Incentive Plan (2000 EIP), the Non-Employee Directors’ Deferred Fee Plan (Deferred Fee Plan) and the Non-Employee Directors’ Equity Incentive Plan (Directors’ Equity Plan, and together with the Deferred Fee Plan, the Director Plans).

In accordance with the adoption of SFAS No. 123R as of January 1, 2006, we recorded stock-based compensation expense for the cost of our stock options. Compensation expense, recognized in other operating expenses, of $0.0 million, $0.8 million and $2.2 million in 2008, 2007 and 2006, respectively, has been recorded for the cost of our stock options. Our general policy is to issue shares upon the grant of restricted shares and exercise of options from treasury. At December 31, 2008, there were 16,058,182 shares authorized for grant under these plans and 4,170,361 shares available for grant. No further awards may be granted under the MEIP, the 1996 EIP or the Deferred Fee Plan.

In connection with the Director Plans, compensation costs associated with the issuance of stock units was $0.8 million, $1.6 million and $2.0 million in 2008, 2007 and 2006, respectively. Cash compensation associated with the Director Plans was $0.5 million in each of 2008, 2007 and 2006. These costs are recognized in other operating expenses.

We have granted restricted stock awards to key employees in the form of our common stock. The number of shares issued as restricted stock awards during 2008, 2007 and 2006 were 887,000, 722,000 and 732,000, respectively. None of the restricted stock awards may be sold, assigned, pledged or otherwise transferred, voluntarily or involuntarily, by the employees until the restrictions lapse, subject to limited exceptions. The restrictions are time based. At December 31, 2008, 1,702,000 shares of restricted stock were outstanding. Compensation expense, recognized in other operating expenses, of $6.9 million, $6.6 million and $6.0 million, for the years ended December 31, 2008, 2007 and 2006, respectively, has been recorded in connection with these grants.

Management Equity Incentive Plan

Prior to its expiration on June 21, 2000, awards of our common stock could have been granted under the MEIP to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards.

Since the expiration of the MEIP, no awards have been or may be granted under the MEIP. The exercise price of stock options issued was equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options were not ordinarily exercisable on the date of grant but vested over a period of time (generally four years). All stock options granted under the MEIP are vested. Under the terms of the MEIP, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decreases the average exercise price of outstanding options.

1996 and 2000 Equity Incentive Plans

Since the expiration date of the 1996 EIP on May 22, 2006, no awards have been or may be granted under the 1996 EIP. Under the 2000 EIP, awards of our common stock may be granted to eligible officers, management employees and non-management employees in the form of incentive stock options, non-qualified stock options, SARs, restricted stock or other stock-based awards. As discussed under the Non-Employee Directors’ Compensation Plans below, prior to May 25, 2006 non-employee directors received an award of stock options under the 2000 EIP upon commencement of service.

At December 31, 2008, there were 13,517,421 shares authorized for grant under the 2000 EIP and 1,940,083 shares available for grant, as adjusted to reflect stock dividends. No awards will be granted more than 10 years after the effective date (May 18, 2000) of the 2000 EIP plan. The exercise price of stock options and SARs under the 2000 and 1996 EIP generally shall be equal to or greater than the fair market value of the underlying common stock on the date of grant. Stock options are not ordinarily exercisable on the date of grant but vest over a period of time (generally four years). Under the terms of the EIPs, subsequent stock dividends and stock splits have the effect of increasing the option shares outstanding, which correspondingly decrease the average exercise price of outstanding options.

On March 17, 2008, the Company adopted the Long-Term Incentive Program (LTIP). The LTIP covers the named executive officers and certain other officers. The LTIP is designed to incentivize and reward the Company’s senior executives if they achieve aggressive growth goals over three-year performance periods (the measurement periods). LTIP awards will be granted in shares of the Company’s common stock following the applicable measurement period if pre-established goals are achieved over the measurement period. At the time that the LTIP was adopted, the Compensation Committee approved LTIP target award opportunities for senior executives, as well as the target level for each performance metric, for the 2008-2010 measurement period. Minimum financial performance “gates” were set that had to be achieved with respect to revenue and free cash flow growth over the 2008-2010 measurement period for any LTIP award to be granted. In February 2009, the Compensation Committee determined that the minimum performance gates were no longer achievable and cancelled the award opportunities for the 2008-2010 measurement period. Accordingly, there will be no payouts under the LTIP for the 2008-2010 measurement period.

The following summary presents information regarding outstanding stock options and changes with regard to options under the MEIP and the EIPs:

	Shares Subject to Option	Weighted Average Option Price Per Share	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Balance at January 1, 2006	7,985,000	$11.52	5.3	$13,980,000
Options granted	22,000	$12.55
Options exercised	(2,695,000)	$9.85		$9,606,000
Options canceled, forfeited or lapsed	(70,000)	$10.13

Balance at December 31, 2006	5,242,000	$12.41	4.4	$14,490,000
Options granted	—	$—
Options exercised	(1,254,000)	$10.19		$6,033,000
Options canceled, forfeited or lapsed	(33,000)	$10.79

Balance at December 31, 2007	3,955,000	$13.13	3.4	$5,727,000
Options granted	—	$—
Options exercised	(187,000)	$7.38		$743,000
Options canceled, forfeited or lapsed	(55,000)	$10.40

Balance at December 31, 2008	3,713,000	$13.46	2.5	$495,000

The following table summarizes information about shares subject to options under the MEIP and the EIPs at December 31, 2008:

Options Outstanding				Option Exercisable
Number Outstanding	Range of Exercise Prices	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
525,000	$6.45 – 8.19	$7.80	2.66	525,000	$7.80
541,000	10.44 – 10.44	10.44	4.40	541,000	10.44
200,000	11.15 – 11.15	11.15	1.80	200,000	11.15
476,000	11.79 – 11.79	11.79	2.38	476,000	11.79
167,000	11.90 – 14.27	13.44	4.77	160,000	13.45
582,000	15.02 – 15.02	15.02	1.75	582,000	15.02
640,000	15.94 – 16.74	16.67	1.73	640,000	16.67
582,000	18.46 – 18.46	18.46	1.75	582,000	18.46

3,713,000	$6.45 – 18.46	$13.46	2.50	3,706,000	$13.46

The number of options exercisable at December 31, 2007 and 2006 were 3,938,000 and 4,791,000, with a weighted average exercise price of $13.13 and $12.58, respectively.

Cash received upon the exercise of options during 2008, 2007 and 2006 was $1.4 million, $13.8 million and $27.2 million, respectively. There is no remaining unrecognized compensation cost associated with unvested stock options at December 31, 2008.

For purposes of determining compensation expense, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model which requires the use of various assumptions including expected life of the option, expected dividend rate, expected volatility, and risk-free interest rate. The expected life (estimated period of time outstanding) of stock options granted was estimated using the historical exercise behavior of employees. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. Expected volatility is based on historical volatility for a period equal to the stock option’s expected life, calculated on a monthly basis.

The following table presents the weighted average assumptions used for stock option grants in 2006. No stock option grants were issued in 2007 and 2008 under the MEIP or the EIPs.

2006
Dividend yield	7.55%
Expected volatility	44%
Risk-free interest rate	4.89%
Expected life	5 years

The following summary presents information regarding unvested restricted stock and changes with regard to restricted stock under the MEIP and the EIPs:

	Number of Shares	Weighted Average Grant Date Fair Value	Aggregate Fair Value
Balance at January 1, 2006	1,456,000	$12.47	$17,808,000
Restricted stock granted	732,000	$12.87	$10,494,000
Restricted stock vested	(642,000)	$12.08	$9,226,000
Restricted stock forfeited	(372,000)	$12.60

Balance at December 31, 2006	1,174,000	$12.89	$16,864,000
Restricted stock granted	722,000	$15.04	$9,187,000
Restricted stock vested	(587,000)	$12.94	$7,465,000
Restricted stock forfeited	(100,000)	$13.95

Balance at December 31, 2007	1,209,000	$14.06	$15,390,000
Restricted stock granted	887,000	$11.02	$7,757,000
Restricted stock vested	(367,000)	$13.90	$3,209,000
Restricted stock forfeited	(27,000)	$13.39

Balance at December 31, 2008	1,702,000	$12.52	$14,876,000

For purposes of determining compensation expense, the fair value of each restricted stock grant is estimated based on the average of the high and low market price of a share of our common stock on the date of grant. Total remaining unrecognized compensation cost associated with unvested restricted stock awards at December 31, 2008 was $15.2 million and the weighted average period over which this cost is expected to be recognized is approximately two to three years.

Non-Employee Directors’ Compensation Plans

Upon commencement of his or her service on the Board of Directors, each non-employee director receives a grant of 10,000 stock options. These options are currently awarded under the Directors’ Equity Plan. Prior to effectiveness of the Directors’ Equity Plan on May 25, 2006, these options were awarded under the 2000 EIP. The exercise price of these options, which become exercisable six months after the grant date, is the fair market value (as defined in the relevant plan) of our common stock on the date of grant. Options granted under the Directors’ Equity Plan expire on the earlier of the tenth anniversary of the grant date or the first anniversary of termination of service as a director. Options granted to non-employee directors under the 2000 EIP expire on the tenth anniversary of the grant date.

Each non-employee director also receives an annual grant of 3,500 stock units. These units are currently awarded under the Directors’ Equity Plan and prior to effectiveness of that plan, were awarded under the Deferred Fee Plan. Since the effectiveness of the Directors’ Equity Plan, no further grants have been made under the Deferred Fee Plan. Prior to April 20, 2004, each non-employee director received an award of 5,000 stock options. The exercise price of such options was set at 100% of the fair market value on the date the options were granted. The options were exercisable six months after the grant date and remain exercisable for ten years after the grant date.

In addition, each year, each non-employee director is also entitled to receive a retainer, meeting fees, and, when applicable, fees for serving as a committee chair or as Lead Director. For 2008, each non-employee director had to elect, by December 31 of the preceding year, to receive $40,000 cash or 5,760 stock units as an annual retainer and to receive meeting fees and Lead Director and committee chair stipends in the form of cash or stock units. Stock units are awarded under the Directors’ Equity Plan. Directors making a stock unit election must also elect to convert the units to either common stock (convertible on a one-to-one basis) or cash upon retirement or death.

The number of shares of common stock authorized for issuance under the Directors’ Equity Plan is 2,540,761, which includes 540,761 shares that were available for grant under the Deferred Fee Plan on the effective date of the Directors’ Equity Plan. In addition, if and to the extent that any “plan units” outstanding on May 25, 2006 under the Deferred Fee Plan are forfeited or if any option granted under the Deferred Fee Plan terminates, expires, or is cancelled or forfeited, without having been fully exercised, shares of common stock subject to such “plan units” or options cancelled shall become available under the Directors’ Equity Plan. At December 31, 2008, there were 2,230,278 shares available for grant. There were 12 directors participating in the Directors’ Plans during all or part of 2008. In 2008, the total options, plan units, and stock earned were 0, 102,673, and 0, respectively. In 2007, the total options, plan units, and stock earned were 10,000, 98,070 and 0, respectively. In 2006, the total options, plan units, and stock earned were 20,000, 81,000 and 0, respectively. Options granted prior to the adoption of the Directors’ Equity Plan were granted under the 2000 EIP. At December 31, 2008, 182,951 options were outstanding and exercisable under the Director Plans at a weighted average exercise price of $12.68.

For 2008, each non-employee director received fees of $2,000 for each in-person Board of Directors and committee meeting attended and $1,000 for each telephone Board and committee meeting attended. The chairs of the Audit, Compensation, Nominating and Corporate Governance and Retirement Plan Committees were paid an additional annual fee of $25,000, $15,000, $7,500 and $5,000, respectively. In addition, the Lead Director, who heads the ad hoc committee of non-employee directors, received an additional annual fee of $15,000. A director must elect, by December 31 of the preceding year, to receive meeting and other fees in cash, stock units, or a combination of both. All fees paid to the non-employee directors in 2008 were paid quarterly. If the director elects stock units, the number of units credited to the director’s account is determined as follows: the total cash value of the fees payable to the director are divided by 85% of the closing prices of our common stock on the last business day of the calendar quarter in which the fees or stipends were earned. Units are credited to the director’s account quarterly. Effective January 1, 2009, the annual fee for the chairs of the Compensation and Retirement Plan Committees were increased to $20,000 and $7,500, respectively. All other fees and retainers remain the same.

We account for the Deferred Fee Plan and Directors’ Equity Plan in accordance with SFAS No. 123R. To the extent directors elect to receive the distribution of their stock unit account in cash, they are considered liability-based awards. To the extent directors elect to receive the distribution of their stock unit accounts in common stock, they are considered equity-based awards. Compensation expense for stock units that are considered equity-based awards is based on the market value of our common stock at the date of grant. Compensation expense for stock units that are considered liability-based awards is based on the market value of our common stock at the end of each period.

We had also maintained a Non-Employee Directors’ Retirement Plan providing for the payment of specified sums annually to our non-employee directors, or their designated beneficiaries, starting at the director’s retirement, death or termination of directorship. In 1999, we terminated this Plan. As of December 31, 2008, the liability for such payments was reduced to $0 as the obligation was fully settled during the second quarter of 2007.

(18)    Income Taxes:

The following is a reconciliation of the provision for income taxes for continuing operations computed at Federal statutory rates to the effective rates for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Consolidated tax provision at federal statutory rate	35.0%	35.0%	35.0%
State income tax provisions, net of federal income tax benefit	2.8%	1.8%	2.1%
Tax reserve adjustment	(l.4)%	1.0%	0.2%
All other, net	0.2%	(0.6)%	(2.7)%

	36.6%	37.2%	34.6%

The components of the net deferred income tax liability (asset) at December 31 are as follows:

($ in thousands)	2008	2007
Deferred income tax liabilities:
Property, plant and equipment basis differences	$642,598	$624,426
Intangibles	248,520	275,102
Other, net	15,946	10,431

	907,064	909,959

Deferred income tax assets:
SFAS No. 158 pension/OPEB liability	146,997	58,587
Tax operating loss carryforward	72,434	83,203
Alternative minimum tax credit carryforward	—	26,658
Employee benefits	62,482	68,791
State tax liability	7,483	10,361
Accrued expenses	19,726	14,818
Bad debts	12,026	4,971
Other, net	14,550	12,700

	335,698	280,089
Less: Valuation allowance	(67,331)	(59,566)

Net deferred income tax asset	268,367	220,523

Net deferred income tax liability	$638,697	$689,436

Deferred tax assets and liabilities are reflected in the following captions on the consolidated balance sheet:
Deferred income taxes	$670,489	$711,645
Other current assets	(31,792)	(22,209)

Net deferred income tax liability	$638,697	$689,436

Our state tax operating loss carryforward as of December 31, 2008 is estimated at $952.3 million. A portion of our state loss carryforward begins to expire in 2009.

The provision (benefit) for Federal and state income taxes, as well as the taxes charged or credited to shareholders’ equity, includes amounts both payable currently and deferred for payment in future periods as indicated below:

($ in thousands)	2008	2007	2006
Income taxes charged to the consolidated statement of operations for continuing operations:
Current:
Federal	$68,114	$37,815	$772
State	4,415	9,188	3,676

Total current	72,529	47,003	4,448

Deferred:
Federal	32,984	75,495	128,534
State	983	5,516	3,497

Total deferred	33,967	81,011	132,031

Subtotal income taxes for continuing operations	106,496	128,014	136,479

Income taxes charged to the consolidated statement of operations for discontinued operations:
Current:
Federal	—	—	3,018
State	—	—	2,004

Total current	—	—	5,022

Deferred:
Federal	—	—	47,732
State	—	—	3,835

Total deferred	—	—	51,567

Subtotal income taxes for discontinued operations	—	—	56,589

Total income taxes charged to the consolidated statement of operations (a)	106,496	128,014	193,068

Income taxes charged (credited) to shareholders’ equity:
Deferred income tax benefits on unrealized/realized gains or losses on securities classified as available-for-sale	—	(11)	(35)
Current benefit arising from stock options exercised and restricted stock	(4,877)	(552)	(3,777)
Deferred income taxes (benefits) arising from the recognition of additional pens ion/OPEB liability	(88,410)	(6,880)	24,707
Deferred tax benefit from recording adjustments from the adoption of SAB No. 108	—	—	(17,339)

Income taxes charged (credited) to shareholders’ equity (b)	(93,287)	(7,443)	3,556

Total income taxes: (a) plus (b)	$13,209	$120,571	$196,624

In July 2006, the FASB issued FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes.” Among other things, FIN No. 48 requires applying a “more likely than not” threshold to the recognition and derecognition of uncertain tax positions either taken or expected to be taken in the Company’s income tax returns. We adopted the provisions of FIN No. 48 in the first quarter of 2007. The total amount of our gross FIN No. 48 tax liability for tax positions that may not be sustained under a “more likely than not” threshold amounts to $52.9 million as of December 31, 2008. A decrease of $16.2 million in the balance, including $4.9 million of accrued interest, since December 31, 2007 resulted from the expiration of certain statute of limitations on

April 15, 2008. The amount of our total FIN No. 48 tax liabilities reflected above that would positively impact the calculation of our effective income tax rate, if our tax positions are sustained, is $33.4 million as of December 31, 2008.

The Company’s policy regarding the classification of interest and penalties is to include these amounts as a component of income tax expense. This treatment of interest and penalties is consistent with prior periods. We have recognized in our consolidated statement of operations for the year ended December 31, 2008, additional interest in the amount of $2.9 million. We are subject to income tax examinations generally for the years 2005 forward for both our Federal and state filing jurisdictions. We also maintain uncertain tax positions in various state jurisdictions. Amounts related to uncertain tax positions that may change within the next twelve months are not material.

The following table sets forth the changes in the Company’s balance of unrecognized tax benefits for the years ended December 31, 2008 and 2007 in accordance with FIN No. 48:

($ in thousands)	2008	2007
Unrecognized tax benefits—beginning of year	$59,717	$30,332
Gross increases—unrecognized tax benefits acquired via acquisitions	—	8,977
Gross decreases—prior year tax positions	(2,070)	—
Gross increases—current year tax positions	2,379	20,408
Gross decreases—expired statute of limitations	(11,315)	—

Unrecognized tax benefits—end of year	$48,711	$59,717

The amounts above exclude $4.2 million of accrued interest that we have recorded and would be payable should the Company’s tax positions not be sustained.

(19)    Net Income Per Common Share:

The reconciliation of the net income per common share calculation for the years ended December 31, 2008, 2007 and 2006 is as follows:

($ in thousands, except per-share amounts)	2008	2007	2006
Net income used for basic and diluted earnings per common share:
Income from continuing operations attributable to common shareholders of Frontier	$182,660	$214,654	$254,008
Income from discontinued operations	—	—	90,547

Net income attributable to common shareholders of Frontier	182,660	214,654	344,555
Less: Dividends allocated to unvested restricted stock awards	(1,744)	(1,408)	(1,373)

Total basic net income attributable to common shareholders of Frontier	180,916	213,246	343,182
Effect of conversion of preferred securities—EPPICS	130	152	401

Total diluted net income attributable to common shareholders of Frontier	$181,046	$213,398	$343,583

Basic earnings per common share:
Total weighted-average shares and unvested restricted stock awards outstanding—basic	319,161	332,377	323,989
Less: Weighted-average unvested restricted stock awards	(1,660)	(1,340)	(1,348)

Total weighted-average shares outstanding—basic	317,501	331,037	322,641

Income from continuing operations	$0.57	$0.64	$0.78
Income from discontinued operations	—	—	0.28

Net income per share attributable to common shareholders of Frontier	$0.57	$0.64	$1.06

Diluted earnings per common share:
Total weighted-average shares outstanding—basic	317,501	331,037	322,641
Effect of dilutive shares	435	940	931
Effect of conversion of preferred securities—EPPICS	306	401	973

Total weighted-average shares outstanding—diluted	318,242	332,378	324,545

Income from continuing operations	$0.57	$0.64	$0.78
Income from discontinued operations	—	—	0.28

Net income per share attributable to common shareholders of Frontier	$0.57	$0.64	$1.06

Stock Options

For the years ended December 31, 2008, 2007 and 2006, options to purchase shares of 2,647,000 (at exercise prices ranging from $11.15 to $18.46), 1,804,000 (at exercise prices ranging from $15.02 to $18.46), and 1,917,000 (at exercise prices ranging from $13.45 to $18.46), respectively, issuable under employee compensation plans were excluded from the computation of diluted earnings per share (EPS) for those periods because the exercise prices were greater than the average market price of our common stock and, therefore, the effect would be antidilutive. In calculating diluted EPS we apply the treasury stock method and include future unearned compensation as part of the assumed proceeds.

In addition, for the years ended December 31, 2008, 2007 and 2006, the impact of dividends paid on unvested restricted stock awards of 1,702,000, 1,209,000 and 1,174,000 shares, respectively, have been deducted in accordance with FSP EITF No. 03-6-1, which we adopted on a retrospective basis.

EPPICS

There were no outstanding EPPICS at December 31, 2008. At December 31, 2007, we had 80,307 shares of potentially dilutive EPPICS, which were convertible into our common stock at a 4.3615 to 1 ratio at an exercise price of $11.46 per share. If all EPPICS that remained outstanding as of December 31, 2007 were converted, we would have issued approximately 350,259 shares of our common stock. As a result of the September 2004 special, non-recurring dividend, the EPPICS exercise price for conversion into common stock was reduced from $13.30 to $11.46. These securities have been included in the diluted income per common share calculation for the periods ended December 31, 2007 and 2006.

Stock Units

At December 31, 2008, 2007 and 2006, we had 324,806, 225,427 and 319,423 stock units, respectively, issued under the Director Plans and the Non-Employee Directors’ Retirement Plan. These securities have not been included in the diluted income per share of common stock calculation because their inclusion would have had an antidilutive effect.

Share Repurchase Programs

In February 2008, our Board of Directors authorized us to repurchase up to $200.0 million of our common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 4, 2008 and was completed on October 3, 2008. During 2008, we repurchased approximately 17.8 million shares of our common stock at an aggregate cost of $200.0 million.

In February 2007, our Board of Directors authorized us to repurchase up to $250.0 million of our common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 19, 2007 and was completed on October 15, 2007. During 2007, we repurchased approximately 17.3 million shares of our common stock at an aggregate cost of $250.0 million.

In February 2006, our Board of Directors authorized us to repurchase up to $300.0 million of our common stock in public or private transactions over the following twelve-month period. This share repurchase program commenced on March 6, 2006. During 2006, we repurchased approximately 10.2 million shares of our common stock at an aggregate cost of $135.2 million. No further purchases were made prior to expiration of this authorization.

(20)    Comprehensive Income:

Comprehensive income consists of net income and other gains and losses affecting shareholders’ investment and SFAS No. 158 pension/OPEB liabilities that, under GAAP, are excluded from net income.

The components of accumulated other comprehensive loss, net of tax at December 31, 2008 and 2007 are as follows:

($ in thousands)	2008	2007
Pension Costs	$376,086	$134,276
Postretirement Costs	8,045	2,292
Deferred taxes on pension and OPEB costs	(146,997)	(58,587)
All other	18	14

	$237,152	$77,995

Our other comprehensive income (loss) for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008
($ in thousands)	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net actuarial loss	$(252,358)	$(90,122)	$(162,236)
Amortization of pension and postretirement costs	4,795	1,712	3,083
All other	(4)	—	(4)

Other comprehensive (loss)	$(247,567)	$(88,410)	$(159,157)

	2007
($ in thousands)	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Amortization of pension and postretirement costs	$(3,023)	$(6,880)	$3,857
All other	35	(12)	47

Other comprehensive income	$(2,988)	$(6,892)	$3,904

	2006
($ in thousands)	Before-Tax Amount	Tax Expense/ (Benefit)	Net-of-Tax Amount
Net unrealized holding losses on securities arising during period	$(92)	$(35)	$(57)
SFAS No. 158 pension/postretirement liability	199,653	74,619	125,034

Other comprehensive income	$199,561	$74,584	$124,977

(21)    Segment Information:

We operate in one reportable segment, Frontier. Frontier provides both regulated and unregulated voice, data and video services to residential, business and wholesale customers and is typically the incumbent provider in its service areas.

As permitted by SFAS No. 131, we have utilized the aggregation criteria in combining our operating segments because all of our Frontier properties share similar economic characteristics, in that they provide the same products and services to similar customers using comparable technologies in all of the states in which we operate. The regulatory structure is generally similar. Differences in the regulatory regime of a particular state do not materially impact the economic characteristics or operating results of a particular property.

(22)    Quarterly Financial Data (Unaudited):

($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2008
Revenue	$569,205	$562,550	$557,871	$547,392	$2,237,018
Operating income	164,312	161,969	164,241	151,934	642,456
Net income attributable to common shareholders of Frontier	45,589	55,778	46,995	34,298	182,660
Net income available for common shareholders per basic share	$0.14	$0.17	$0.15	$0.11	$0.57
Net income available for common shareholders per diluted share	$0.14	$0.17	$0.15	$0.11	$0.57

($ in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2007
Revenue	$556,147	$578,826	$575,814	$577,228	$2,288,015
Operating income	193,302	171,298	165,925	174,891	705,416
Net income attributable to common shareholders of Frontier	67,667	40,559	47,415	59,013	214,654
Net income available for common shareholders per basic share	$0.21	$0.12	$0.14	$0.18	$0.64
Net income available for common shareholders per diluted share	$0.21	$0.12	$0.14	$0.18	$0.64

The quarterly net income per common share amounts are rounded to the nearest cent. Annual net income per common share may vary depending on the effect of such rounding. Our quarterly results include the results of operations of Commonwealth from the date of its acquisition on March 8, 2007 and of GVN from the date of its acquisition on October 31, 2007. See Notes 13 and 14 for a description of miscellaneous transactions impacting our quarterly results.

(23)    Retirement Plans:

We sponsor a noncontributory defined benefit pension plan covering a significant number of our former and current employees and other postretirement benefit plans that provide medical, dental, life insurance and other benefits for covered retired employees and their beneficiaries and covered dependents. The benefits are based on years of service and final average pay or career average pay. Contributions are made in amounts sufficient to meet ERISA funding requirements while considering tax deductibility. Plan assets are invested in a diversified portfolio of equity and fixed-income securities and alternative investments.

The accounting results for pension and other postretirement benefit costs and obligations are dependent upon various actuarial assumptions applied in the determination of such amounts. These actuarial assumptions include the following: discount rates, expected long-term rate of return on plan assets, future compensation increases, employee turnover, healthcare cost trend rates, expected retirement age, optional form of benefit and mortality. We review these assumptions for changes annually with our independent actuaries. We consider our discount rate and expected long-term rate of return on plan assets to be our most critical assumptions.

The discount rate is used to value, on a present value basis, our pension and other postretirement benefit obligations as of the balance sheet date. The same rate is also used in the interest cost component of the pension and postretirement benefit cost determination for the following year. The measurement date used in the selection of our discount rate is the balance sheet date. Our discount rate assumption is determined annually with assistance from our actuaries based on the pattern of expected future benefit payments and the prevailing rates available on long-term, high quality corporate bonds that approximate the benefit obligation. In making this determination we consider, among other things, the yields on the Citigroup Pension Discount Curve, the Citigroup Above-Median Pension Curve, the general movement of interest rates and the changes in those rates from one period to the next. This rate can change from year-to-year based on market conditions that impact corporate bond yields. Our discount rate was 6.50% at year-end 2008 and 2007.

The expected long-term rate of return on plan assets is applied in the determination of periodic pension and postretirement benefit cost as a reduction in the computation of the expense. In developing the expected long-term rate of return assumption, we considered published surveys of expected market returns, 10 and 20 year actual returns of various major indices, and our own historical 5-year, 10-year and 20-year investment returns. The expected long-term rate of return on plan assets is based on an asset allocation assumption of 35% to 55% in fixed income securities, 35% to 55% in equity securities and 5% to 15% in alternative investments. We review our asset allocation at least annually and make changes when considered appropriate. Our asset return assumption is made at the beginning of our fiscal year. In 2008, we did not change our expected long-term rate of return from the 8.25% used in 2007. Our pension plan assets are valued at actual market value as of the measurement date. The measurement date used to determine pension and other postretirement benefit measures for the pension plan and the postretirement benefit plan is December 31.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS No. 158). We adopted SFAS No. 158 prospectively on December 31, 2006. SFAS No. 158 requires that we recognize all obligations related to defined benefit pensions and other postretirement benefits. SFAS No. 158 also requires that we quantify the plans’ funded status as an asset or a liability on our consolidated balance sheets.

SFAS No. 158 requires that we measure the plan’s assets and obligations that determine our funded status as of the end of the fiscal year. We are also required to recognize as a component of Other Comprehensive Income “OCI” the changes in funded status that occurred during the year that are not recognized as part of net periodic benefit cost as explained in SFAS No. 87, “Employers’ Accounting for Pensions,” or SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

Based on the funded status of our defined benefit pension and postretirement benefit plans as of December 31, 2006, we reported a gain (net of tax) to our AOCI of $41.4 million, a decrease of $66.1 million to accrued pension obligations and an increase of $24.7 million to accumulated deferred income taxes. Our adoption of SFAS No. 158 on December 31, 2006, had no impact on our earnings. The following tables present details about our pension plans.

Pension Benefits

The following tables set forth the plan’s projected benefit obligations and fair values of plan assets as of December 31, 2008 and 2007 and net periodic benefit cost for the years ended December 31, 2008, 2007 and 2006:

($ in thousands)	2008	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$820,404	$780,719
Commonwealth plan as of acquisition date	—	107,047
Service cost	6,005	9,175
Interest cost	52,851	50,948
Actuarial loss/(gain)	20,230	(26,524)
Benefits paid	(69,465)	(87,049)
Curtailment	—	(14,379)
Special termination benefits	1,662	467

Projected benefit obligation at end of year	$831,687	$820,404

Change in plan assets
Fair value of plan assets at beginning of year	$822,165	$770,182
Commonwealth plan as of acquisition date	—	92,175
Actual return on plan assets	(162,924)	46,857
Benefits paid	(69,465)	(87,049)

Fair value of plan assets at end of year	$589,776	$822,165

Funded status	$(241,911)	$1,761

Amounts recognized in the consolidated balance sheet
Other assets/(other long-term liabilities)	$(241,911)	$1,761

Accumulated other comprehensive income	$376,086	$134,276

($ in thousands)	Expected 2009	2008	2007	2006
Components of net periodic benefit cost
Service cost		$6,005	$9,175	$6,811
Interest cost on projected benefit obligation		52,851	50,948	45,215
Expected return on plan assets		(65,256)	(67,467)	(60,759)
Amortization of prior service cost/(credit)	(255)	(255)	(255)	(255)
Amortization of unrecognized loss	26,824	6,855	7,313	11,871

Net periodic benefit cost/(income)		200	(286)	2,883
Plan curtailment gain		—	(14,379)	—
Special termination charge		1,662	467	1,809

Total periodic benefit cost/(income)		$1,862	$(14,198)	$4,692

Effective December 30, 2007, the CTE Employees’ Pension Plan was frozen for all non-union Commonwealth employees. No additional benefit accruals for service rendered subsequent to December 30, 2007 will occur for those participants. As a result of this plan change and in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,” a gain on pension curtailment of $14.4 million was recorded in 2007 and included in other operating expenses in the consolidated statement of operations. Also, effective December 31, 2007, the CTE Employees’ Pension Plan was merged into the Frontier Pension Plan.

The plan’s weighted average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

	2008	2007
Asset category:
Equity securities	42%	51%
Debt securities	48%	38%
Alternative investments	9%	9%
Cash and other	1%	2%

Total	100%	100%

The plan’s expected benefit payments over the next 10 years are as follows:

($ in thousands)

Year	Amount
2009	$60,601
2010	61,944
2011	63,272
2012	66,642
2013	67,678
2014 – 2018	343,791

Total	$663,928

We expect that no contribution will be made by us to the pension plan in 2009.

The accumulated benefit obligation for the plan was $818.9 million and $805.0 million at December 31, 2008 and 2007, respectively.

Assumptions used in the computation of annual pension costs and valuation of the year-end obligations were as follows:

	2008	2007	2006
Discount rate—used at year end to value obligation	6.50%	6.50%	6.00%
Discount rate—used to compute annual cost	6.50%	6.00%	5.625%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%
Rate of increase in compensation levels	3.00%	3.50%	4.00%

Postretirement Benefits Other Than Pensions—“OPEB”

The following table sets forth the plans’ benefit obligations, fair values of plan assets and the postretirement benefit liability recognized on our consolidated balance sheets at December 31, 2008 and 2007 and net periodic postretirement benefit costs for the years ended December 31, 2008, 2007 and 2006.

($ in thousands)	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$174,602	$159,931
Commonwealth plan as of date of acquisition	—	996
Service cost	444	533
Interest cost	11,255	10,241
Plan participants’ contributions	3,753	3,370
Actuarial loss	3,917	15,620
Benefits paid	(15,261)	(15,064)
Plan change	(95)	(1,025)

Benefit obligation at end of year	$178,615	$174,602

Change in plan assets
Fair value of plan assets at beginning of year	$9,369	$11,869
Actual return on plan assets	388	814
Plan participants’ contributions	3,753	3,370
Employer contribution	9,888	8,380
Benefits paid	(15,261)	(15,064)

Fair value of plan assets at end of year	$8,137	$9,369

Funded status	$(170,478)	$(165,233)

Amounts recognized in the consolidated balance sheet
Current liabilities	$(8,916)	$(8,498)

Other long-term liabilities	$(161,562)	$(156,735)

Accumulated other comprehensive income	$8,045	$2,292

($ in thousands)	Expected 2009	2008	2007	2006
Components of net periodic postretirement benefit cost
Service cost		$444	$533	$664
Interest cost on projected benefit obligation		11,255	10,241	8,974
Expected return on plan assets		(514)	(578)	(889)
Amortization of prior service cost	(7,750)	(7,751)	(7,735)	(7,589)
Amortization of unrecognized loss	5,514	5,946	6,099	4,678

Net periodic postretirement benefit cost		$9,380	$8,560	$5,838

Assumptions used in the computation of annual OPEB costs and valuation of the year-end OPEB obligations were as follows:

	2008	2007	2006
Discount rate—used at year end to value obligation	6.50%	6.50%	6.00%
Discount rate—used to compute annual cost	6.50%	6.00%	5.625%
Expected long-term rate of return on plan assets	6.00%	6.00%	8.25%

The plans’ weighted average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

	2008	2007
Asset category:
Equity securities	0%	0%
Debt securities	100%	100%
Cash and other	0%	0%

Total	100%	100%

The plans’ expected benefit payments over the next 10 years are as follows:

($ in thousands)
Year	Gross Benefits	Medicare Part D Subsidy	Total
2009	$13,137	$397	$12,740
2010	13,578	464	13,114
2011	14,146	533	13,613
2012	14,314	647	13,667
2013	14,657	748	13,909
2014 – 2018	75,959	5,330	70,629

Total	$145,791	$8,119	$137,672

Our expected contribution to the plans in 2009 is $12.7 million.

For purposes of measuring year-end benefit obligations, we used, depending on medical plan coverage for different retiree groups, a 9% annual rate of increase in the per-capita cost of covered medical benefits, gradually decreasing to 5% in the year 2017 and remaining at that level thereafter. The effect of a 1% increase in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $0.7 million and the effect on the accumulated postretirement benefit obligation for health benefits would be $10.0 million. The effect of a 1% decrease in the assumed medical cost trend rates for each future year on the aggregate of the service and interest cost components of the total postretirement benefit cost would be $(0.6) million and the effect on the accumulated postretirement benefit obligation for health benefits would be $(8.7) million.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare. It includes a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare Part D benefit. The amount of the federal subsidy is based on 28% of an individual beneficiary’s annual eligible prescription drug costs ranging between $250 and $5,000. We have determined that the Company-sponsored postretirement healthcare plans that provide prescription drug benefits are actuarially equivalent to the Medicare Prescription Drug benefit. The impact of the federal subsidy has been incorporated into the calculation.

The amounts in accumulated other comprehensive income that have not yet been recognized as components of net periodic benefit cost at December 31, 2008 and 2007 are as follows:

($ in thousands)	Pension Plan		OPEB
	2008	2007	2008	2007
Net actuarial loss	$377,183	$135,627	$47,252	$49,154
Prior service cost/(credit)	(1,097)	(1,351)	(39,207)	(46,862)

Total	$376,086	$134,276	$8,045	$2,292

The amounts recognized as a component of accumulated comprehensive income for the years ended December 31, 2008 and 2007 are as follows:

	Pension Plan		OPEB
($ in thousands)	2008	2007	2008	2007
Accumulated other comprehensive income at beginning of year	$134,276	$147,248	$2,292	$(13,703)

Net actuarial gain (loss) recognized during year	(6,855)	(7,313)	(5,946)	(6,099)
Prior service (cost)/credit recognized during year	255	255	7,751	7,735
Net actuarial loss (gain) occurring during year	248,410	(5,914)	4,043	15,384
Prior service cost (credit) occurring during year	—	—	(95)	(1,025)

Net amount recognized in comprehensive income for the year	241,810	(12,972)	5,753	15,995

Accumulated other comprehensive income at end of year	$376,086	$134,276	$8,045	$2,292

401(k) Savings Plans

We sponsor employee retirement savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, we provide matching contributions and also provide certain profit-sharing contributions to certain employees upon the attainment of pre-established financial criteria. Employer contributions were $5.0 million, $4.9 million and $4.7 million for 2008, 2007 and 2006, respectively. The amount for 2007 includes employer contributions of $0.4 million for CTE employees under a separate Commonwealth plan. Also, effective December 31, 2007, the Commonwealth Builder 401(k) Plan was merged into the Frontier 401(k) Savings Plan.

(24)    Commitments and Contingencies:

On June 24, 2004, one of our subsidiaries, Frontier Subsidiary Telco, Inc., received a “Notice of Indemnity Claim” from Citibank, N.A., that is related to a complaint pending against Citibank and others in the U.S. Bankruptcy Court for the Southern District of New York as part of the Global Crossing bankruptcy proceeding. Citibank bases its claim for indemnity on the provisions of a credit agreement that was entered into in October 2000 between Citibank and our subsidiary. We purchased Frontier Subsidiary Telco, Inc., in June 2001 as part of our acquisition of the Frontier telephone companies. The complaint against Citibank, for which it seeks indemnification, alleges that the seller improperly used a portion of the proceeds from the Frontier transaction to pay off the Citibank credit agreement, thereby defrauding certain debt holders of Global Crossing North America Inc. Although the credit agreement was paid off at the closing of the Frontier transaction, Citibank claims the indemnification obligation survives. Damages sought against Citibank and its co-defendants could exceed $1.0 billion. In August 2004, we notified Citibank by letter that we believe its claims for indemnification are invalid and are not supported by applicable law. In 2005, Citibank moved to dismiss the underlying complaint against it. That motion is currently pending. We have received no further communications from Citibank since our August 2004 letter.

We are party to various other legal proceedings arising in the normal course of our business. The outcome of individual matters is not predictable. However, we believe that the ultimate resolution of all such matters, after considering insurance coverage, will not have a material adverse effect on our financial position, results of operations, or our cash flows.

We anticipate capital expenditures of approximately $250.0 million to $270.0 million for 2009. Although we from time to time make short-term purchasing commitments to vendors with respect to these expenditures, we generally do not enter into firm, written contracts for such activities.

We conduct certain of our operations in leased premises and also lease certain equipment and other assets pursuant to operating leases. The lease arrangements have terms ranging from 1 to 99 years and several contain rent escalation clauses providing for increases in monthly rent at specific intervals. When rent escalation clauses exist, we record total expected rent payments on a straight-line basis over the lease term. Certain leases also have renewal options. Renewal options that are reasonably assured are included in determining the lease term. Future minimum rental commitments for all long-term noncancelable operating leases as of December 31, 2008 are as follows:

($ in thousands)	Operating Leases
Year ending December 31:
2009	$22,654
2010	11,288
2011	10,211
2012	6,835
2013	5,946
Thereafter	9,566

Total minimum lease payments	$66,500

Total rental expense included in our consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006 was $24.3 million, $23.6 million and $16.3 million, respectively.

We are a party to contracts with several unrelated long distance carriers. The contracts provide fees based on traffic they carry for us subject to minimum monthly fees.

At December 31, 2008, the estimated future payments for obligations under our noncancelable long distance contracts and service agreements are as follows:

($ in thousands)

Year	Amount
2009	$23,286
2010	9,937
2011	259
2012	165
2013	165
Thereafter	330

Total	$34,142

We sold all of our utility businesses as of April 1, 2004. However, we have retained a potential payment obligation associated with our previous electric utility activities in the State of Vermont. The Vermont Joint Owners (VJO), a consortium of 14 Vermont utilities, including us, entered into a purchase power agreement with

Hydro-Quebec in 1987. The agreement contains “step-up” provisions that state that if any VJO member defaults on its purchase obligation under the contract to purchase power from Hydro-Quebec, then the other VJO participants will assume responsibility for the defaulting party’s share on a pro-rata basis. Our pro-rata share of the purchase power obligation is 10%. If any member of the VJO defaults on its obligations under the Hydro-Quebec agreement, then the remaining members of the VJO, including us, may be required to pay for a substantially larger share of the VJO’s total power purchase obligation for the remainder of the agreement (which runs through 2015). Paragraph 13 of FIN No. 45 requires that we disclose “the maximum potential amount of future payments (undiscounted) the guarantor could be required to make under the guarantee.” Paragraph 13 also states that we must make such disclosure “… even if the likelihood of the guarantor’s having to make any payments under the guarantee is remote…” As noted above, our obligation only arises as a result of default by another VJO member, such as upon bankruptcy. Therefore, to satisfy the “maximum potential amount” disclosure requirement we must assume that all members of the VJO simultaneously default, a highly unlikely scenario given that the two members of the VJO that have the largest potential payment obligations are publicly traded with credit ratings equal to or superior to ours, and that all VJO members are regulated utility providers with regulated cost recovery. Despite the remote chance that such an event could occur, or that the State of Vermont could or would allow such an event, assuming that all the members of the VJO defaulted on January 1, 2009 and remained in default for the duration of the contract (another 7 years), we estimate that our undiscounted purchase obligation for 2009 through 2015 would be approximately $0.8 billion. In such a scenario the Company would then own the power and could seek to recover its costs. We would do this by seeking to recover our costs from the defaulting members and/or reselling the power to other utility providers or the northeast power grid. There is an active market for the sale of power. We could potentially lose money if we were unable to sell the power at cost. We caution that we cannot predict with any degree of certainty any potential outcome.

At December 31, 2008, we have outstanding performance letters of credit as follows:

($ in thousands)
CNA	$20,844
State of New York	1,042

Total	$21,886

CNA serves as our agent with respect to general liability claims (auto, workers compensation and other insured perils of the Company). As our agent, they administer all claims and make payments for claims on our behalf. We reimburse CNA for such services upon presentation of their invoice. To serve as our agent and make payments on our behalf, CNA requires that we establish a letter of credit in their favor. CNA could potentially draw against this letter of credit if we failed to reimburse CNA in accordance with the terms of our agreement. The value of the letter of credit is reviewed annually and adjusted based on claims history.

None of the above letters of credit restrict our cash balances.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF INCOME

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2009 AND JUNE 30, 2008

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions) (unaudited)	2009	2008	2009	2008
Operating Revenues (including $83, $89 $165 and $174 from affiliates)	$1,031	$1,102	$2,074	$2,201

Operating Expenses (including $245, $185, $434 and $363 allocated from affiliates)
Cost of services and sales (exclusive of items shown below)	349	354	677	731
Selling, general and administrative expense	362	252	598	489
Depreciation and amortization expense	196	190	388	378

Total Operating Expenses	907	796	1,663	1,598

Operating Income	124	306	411	603
Other income, net (including $—, $1, $— and $2 allocated from affiliates)	—	2	—	5
Interest expense (including $(15), $(25), $(30) and $(52) allocated from affiliates)	(23)	(45)	(48)	(92)

Income before provision for income taxes	101	263	363	516
Income tax provision	(36)	(86)	(126)	(181)

Net Income	$65	$177	$237	$335

See Notes to Condensed Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES AND PARENT FUNDING

AT JUNE 30, 2009 AND DECEMBER 31, 2008

	At June 30, 2009	At December 31, 2008
(dollars in millions)	(unaudited)
Selected Assets
Current assets
Short-term investments	$1	$26
Accounts receivable:
Trade and other, net of allowances for uncollectibles of $47 and $49	418	455
Affiliates	141	82
Materials and supplies	82	51
Deferred income taxes	69	60
Prepaid expense and other	79	93

Total current assets	790	767

Plant, property and equipment	19,329	19,160
Less accumulated depreciation	13,947	13,667

	5,382	5,493

Prepaid pension asset	2,514	2,611
Other assets	64	55

Total selected assets	$8,750	$8,926

Selected Liabilities and Parent Funding
Current liabilities
Current portion of long-term debt	$375	$—
Accounts payable and accrued liabilities:
Affiliates	173	188
Accrued income taxes	97	58
Other	262	269
Other current liabilities	240	276

Total current liabilities	1,147	791

Long-term debt	249	622
Employee benefit obligations	1,197	1,160
Deferred income taxes	1,266	1,270
Other long-term liabilities	88	131

Parent funding	4,803	4,952

Total selected liabilities and parent funding	$8,750	$8,926

See Notes to Condensed Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

CONDENSED COMBINED STATEMENTS OF CASH FLOWS FOR THE

SIX MONTHS ENDED JUNE 30, 2009 AND JUNE 30, 2008

	Six Months Ended June 30,
(dollars in millions) (unaudited)	2009	2008
Cash Flows From Operating Activities
Net Income	$237	$335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	388	378
Deferred income taxes, net	(13)	51
Employee retirement benefits	182	29
Provision for uncollectible accounts	28	32
Changes in current assets and liabilities:
Accounts receivable	(51)	(32)
Materials and supplies	(31)	(44)
Other current assets	14	8
Accounts payable and accrued liabilities	17	(32)
Other current liabilities	(36)	(12)
Other, net	(96)	(124)

Net cash provided by operating activities	639	589

Cash Flows From Investing Activities
Capital expenditures (including capitalized network software)	(279)	(364)
Purchases of short-term investments	(1)	—
Proceeds from sale of short-term investments	26	66
Proceeds from sales of assets	1	4

Net cash used in investing activities	(253)	(294)

Cash Flows From Financing Activities
Net change in parent funding, allocations and intercompany reimbursement	(386)	(295)

Net cash used in financing activities	(386)	(295)

Net change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

See Notes to Condensed Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

NOTES TO CONDENSED COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video provided to certain customers in those states, (collectively the Business). The Business is comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North and Verizon Northwest) and collectively are referred to as ILECs; also included in the Business are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC, referred to as VLD and Verizon Online LLC, referred to as VOL. The Business excludes all activities of Verizon Business Global LLC and Cellco Partnership doing business as Verizon Wireless.

Verizon California Inc., Verizon Northwest Inc., Verizon North Inc., Verizon South Inc. and Contel of the South Inc., are wholly owned subsidiaries of GTE Corporation (GTE), which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly-owned subsidiaries of Verizon. ILECs, VLD, and VOL are referred to collectively as “the Companies.”

We have one reportable segment, servicing a territory consisting of Local Access and Transport Areas (LATAs) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. Our business includes regulated and unregulated carrier business in all thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

•	local exchange service,

•	intraLATA toll service,

•	network access service,

•	enhanced voice and data services, and

•	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high speed Internet (or Digital Subscriber Line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in certain areas in Indiana, Oregon and Washington.

Many of the communications services we provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, we have made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The Federal Communications Commission regulates rates that we charge long-distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services we provide, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

Basis of Presentation

Financial statements had not been historically prepared for the Business, as it was not operated as a separate business and does not constitute a separate legal entity. The accompanying combined special-purpose interim financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of the Business in contemplation of a potential spin-off, or business combination involving the Business. The accompanying combined special-purpose financial statements have been prepared in accordance with U.S. generally accepted accounting principles using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies’ books and records. The allocations impacted substantially all of the income statement items other than operating revenues and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level.

These financial statements reflect all adjustments that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown including normal recurring accruals and other items. The results for the interim periods are not necessarily indicative of results for the full year. We have evaluated subsequent events through September 4, 2009, the date the combined special-purpose financial statements were available to be issued.

The combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided to customers in those thirteen states. All significant intercompany transactions have been eliminated.

The preparation of the financial information related to our business, which is included in the accompanying combined special-purpose financial statements, was based on the following:

ILECs: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, plant, property and equipment, accumulated depreciation, materials and supplies and certain other assets and liabilities were determined based upon state specific records; accounts receivable were allocated based upon applicable billing system data; short-term investments, accrued payroll related liabilities and certain employee benefit obligations were allocated based on employee headcount; and accounts payable were allocated based upon applicable operating expenses. The remaining assets and liabilities were primarily allocated based upon relevant percentages of our ILECs’ revenues, operating expenses and headcount to the total revenues, operating expenses and headcount of each of the Verizon ILEC businesses. For the Combined Statements of Income, operating revenues and certain operating expenses were based on state specific records.

VOL: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on applicable operating revenues; accounts payable were allocated based on the applicable operating expenses; the remaining assets and liabilities were determined based upon state-specific records. For the Combined Statements of Income, operating revenues were determined using applicable billing system data and depreciation expense was determined based upon state-specific records. The remaining operating expenses were allocated based on the percentage of our VOL’s revenues to total Verizon VOL’s revenues applied to operating expense for total Verizon VOL.

VLD: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on the applicable operating revenues and accounts payable were allocated based on applicable operating expenses. Other current liabilities, which consist of advanced billings, were allocated based upon the revenue percentage of our VLD’s revenues to the total operating revenues of Verizon VLD. For the Combined Statements of Income, operating revenues were determined using applicable billing system data; operating expenses were allocated based on the percentage of our VLD’s revenues to total Verizon VLD’s revenues applied to operating expenses for total Verizon VLD.

We believe the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of our business.

The adoption of the following accounting pronouncements during the first six months of 2009 did not result in a significant impact to our condensed combined special-purpose financial statements:

On June 15, 2009, we adopted the accounting pronouncement regarding the general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued. This pronouncement was effective prospectively for interim and annual reporting periods ending after June 15, 2009.

On June 15, 2009, we adopted the accounting pronouncement that amends the requirements for disclosures about fair value of financial instruments, regarding the fair value of financial instruments for annual, as well as interim, reporting periods. This pronouncement was effective prospectively for all interim and annual reporting periods ending after June 15, 2009.

Use of Estimates

The accompanying combined special-purpose financial statements have been prepared using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment, pension and postretirement benefit assumptions, and income taxes. In addition, estimates were made to determine the allocations in preparing the combined special-purpose financial statements as described above.

Plant, Property and Equipment

We record our plant, property, and equipment at cost. Depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, property and equipment less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used are presented in the following table:

Average Useful Lives (in years)
Buildings	45
Central office equipment	5 – 11
Outside communications plant
Copper cable	14 – 18
Fiber cable	20 – 25
Poles and conduit	30 – 50
Furniture, vehicles and other	5 – 15

When depreciable telephone plant used in our wireline network is replaced or retired, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation.

Network software purchased or developed in connection with related plant assets is capitalized. Interest associated with the acquisition or construction of plant assets is also capitalized. Capitalized interest is reported as a cost of plant and a reduction in interest expense.

Annually, we review the estimated useful lives of plant, property, and equipment along with the associated depreciation rates.

Depreciation expense increased approximately $7 million and $14 million during the three and six months ended June 30, 2009 compared to the same periods in 2008, due to changes in depreciation rates associated with life changes effective January 1, 2009.

We believe that current estimated useful asset lives are reasonable, although they are subject to regular review and analysis. In the evaluation of asset lives, multiple factors are considered, including, but not limited to, the ongoing plans to roll out the broadband network, technology upgrades and enhancements, planned retirements, and the adequacy of reserves.

Income Taxes

Verizon and its domestic subsidiaries, including the entities that this business is a part of, file consolidated federal income tax returns. We participate in a tax sharing agreement with Verizon and are allocated tax payments based on the respective tax liability as if on a separate company basis. Current and deferred tax expense has been determined by applying the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, to our business as if we were a separate taxpayer.

We use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal and amortize these credits over the estimated service lives of the related assets as a reduction to the Income Tax Provision.

The unrecognized tax benefits pursuant to Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, were $27 million and $47 million, at June 30, 2009 and December 31, 2008, respectively. We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the three and six months ended June 30, 2009, we recognized a net after tax expense related to interest and penalties of less than $1 million and a net after tax benefit of approximately $9 million, respectively, in the combined statements of income. During the same periods ended June 30, 2008, we recognized a net after tax benefit of approximately $13 million and $12 million, respectively.

Verizon and its domestic subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Business is generally no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2004. The Internal Revenue Service (IRS) is currently examining the U.S. income tax returns for years 2004 through 2006 that could affect the Business. We do not anticipate that the liability for unrecognized tax benefits will change by a significant amount in the next twelve months.

2.    PARENT FUNDING

(dollars in millions)
Balance at January 1, 2009	$4,952
Net income	237
Net change due to parent funding, allocations and intercompany reimbursements	(386)

Balance at June 30, 2009	$4,803

3.    DEBT

Verizon North’s 6.375% debenture of $200 million maturing on February 15, 2010 and Verizon Northwest’s 6.3% debenture of $175 million maturing on June 1, 2010 were reclassified from long-term debt to current portion of long-term debt as of June 30, 2009.

The fair value of our short-term and long-term debt, excluding capital leases, is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value of our long-term and short-term debt, excluding capital leases, was approximately $626 million and $604 million at June 30, 2009 and December 31, 2008, respectively, as compared to the carrying value of approximately $624 million and $622 million at June 30, 2009 and December 31, 2008, respectively.

We are in compliance with all of our debt covenants.

4.    EMPLOYEE BENEFITS

We participate in Verizon’s benefit plans. Verizon maintains noncontributory defined pension plans for many of its employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on our share of cost for recent and future retirees.

Benefit Cost

The following table summarizes the benefit costs related to our pension and postretirement health care and life insurance plans associated with the ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, the benefit costs for these businesses were not separable for disclosure purposes.

	Pension		Health Care and Life
Three Months Ended June 30,	2009	2008	2009	2008
	(dollars in millions)
Net periodic benefit cost (income)	$(25)	$(36)	$42	$50
Settlement losses	139	—	—	—

Total cost	$114	$(36)	$42	$50

	Pension		Health Care and Life
Six Months Ended June 30,	2009	2008	2009	2008
	(dollars in millions)
Net periodic benefit cost (income)	$(41)	$(72)	$84	$101
Settlement losses	139	—	—	—

Total cost	$98	$(72)	$84	$101

Pension and Benefit Charges

During the second quarter of 2009, we recorded pension settlement losses of $139 million related to employees that received lump-sum distributions primarily resulting from our previous separation plans in which prescribed payment thresholds have been reached.

Severance Benefits

During the three and six months ended June 30, 2009, we paid severance benefits of $6 million and $10 million, respectively. During the three and six months ended June 30, 2008, we paid severance benefits of $9 million and $20 million, respectively. At June 30, 2009, we had a remaining severance liability of $43 million, which includes future contractual payments to employees separated as of June 30, 2009.

Employer Contributions

During the three and six months ended June 30, 2009, we contributed approximately $41 million and $58 million, respectively, to our other postretirement benefit plans. During the three and six months ended June 30, 2008, we contributed approximately $36 million and $70 million, respectively, to our other postretirement benefit plans. We made no contribution to our qualified pension trusts and nonqualified pension plans during the three and six months ended June 30, 2009 and June 30, 2008. Employer contributions are included in the Other, net cash flows provided by operating activities in the combined statement of cash flows. We anticipate making additional contributions of $58 million to our other postretirement benefit plans and no contributions to our qualified and nonqualified pension trusts for the remainder of 2009.

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans (ESOP) for its management employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon’s common stock. We recognize savings plan costs based on these matching obligations. During the three and six months ended June 30, 2009, we recorded total savings plan costs of $6 million and $11 million, respectively. For the three and six months ended June 30, 2008, we recorded total savings plan costs of $6 million and $13 million, respectively.

5.    TRANSACTIONS WITH AFFILIATES

Our operating revenue includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services are reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by us.

We reimburse Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimburse Verizon our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited our business, as well as on the size of our business relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

We also recognize an allocated portion of interest expense in connection with our contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund the working capital requirements of Verizon’s subsidiaries, including us, and invests funds in temporary investments on their behalf.

The affiliate operating revenue and expense amounts included only our ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

6.    COMMITMENTS AND CONTINGENCIES

Various legal actions and regulatory proceedings are pending to which the Companies are a party and claims may exist which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with legal and regulatory matters that we currently deem to be probable and estimable. We do not believe the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of our business, but it could have a material effect on our results of operations.

From time to time, state regulatory decisions require us to assure customers that we will provide a level of service performance that falls within prescribed parameters. There are penalties associated with failing to meet those service parameters, and we, from time to time, have paid such penalties. We do not expect these penalties to have a material effect on the financial condition of our business, but they could have a material effect on our results of operations.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Management

Verizon Communications Inc.

We have audited the accompanying combined special-purpose statements of selected assets, selected liabilities and parent funding of Verizon Communications Inc.’s (“Verizon”) Separate Telephone Operations, a combination of Arizona and Nevada carved-out of Verizon California Inc.; Illinois, Indiana, Michigan, Ohio and Wisconsin carved out of Verizon North Inc.; Illinois, North Carolina and South Carolina carved out of Verizon South Inc.; Verizon Northwest Inc., Contel of the South, Inc., Verizon West Virginia Inc. and carved-out components of Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC (collectively, the “Business”) as of December 31, 2008 and 2007, and the related combined statements of income, parent funding, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed on F-90. These financial statements and financial statement schedule are the responsibility of the Business’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Business’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying combined special-purpose financial statements were prepared on the basis described in Note 1. The combined special-purpose financial statements include allocations of certain indirectly attributable amounts on bases determined by management of the Business.

In our opinion, the combined special-purpose financial statements referred to above present fairly, in all material respects, the selected assets, liabilities and parent funding of Verizon’s Separate Telephone Operations as of December 31, 2008 and 2007, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic special-purpose combined financial statements taken as a whole, presents fairly in all material respects the information set forth herein.

As discussed in Note 2 to the combined special-purpose financial statements, the Business changed its method of accounting for uncertainty in income taxes effective January 1, 2007.

/s/ ERNST & YOUNG LLP

New York, New York

May 7, 2009

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF INCOME FOR THE YEARS

ENDED DECEMBER 31, 2008, 2007 AND 2006

Years Ended December 31,	2008	2007	2006
	(dollars in millions)
Operating Revenues (including $332, $350 and $382 from affiliates)	$4,352	$4,527	$4,674

Operating Expenses (including $749, $779 and $812 allocated from affiliates)
Cost of services and sales (exclusive of items shown below)	1,435	1,523	1,540
Selling, general and administrative expense	1,114	1,049	1,065
Depreciation and amortization expense	759	796	907

Total Operating Expenses	3,308	3,368	3,512

Operating Income	1,044	1,159	1,162

Other income (expense), net (including $4, $5 and $8 allocated from affiliates)	7	10	54

Interest expense (including $(114), $(115) and $(80) allocated from affiliates)	(186)	(203)	(199)

Income before provision for income taxes	865	966	1,017

Income tax provision	(313)	(363)	(379)

Net Income	$552	$603	$638

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF SELECTED ASSETS, SELECTED LIABILITIES

AND PARENT FUNDING AS OF DECEMBER 31, 2008 AND 2007

At December 31,	2008	2007
	(dollars in millions)
Selected Assets
Current assets
Short-term investments	$26	$174
Accounts receivable:
Trade and other, net of allowances for uncollectibles of $49 and $54	455	487
Affiliates	82	91
Materials and supplies	51	29
Deferred income taxes	60	16
Prepaid expense and other	93	100

Total current assets	767	897

Plant, property and equipment	19,160	18,831
Less accumulated depreciation	13,667	13,310

	5,493	5,521

Prepaid pension asset	2,611	2,567
Other assets	55	74

Total selected assets	$8,926	$9,059

Selected Liabilities and Parent Funding
Current liabilities
Current portion of long-term debt	$—	$700
Accounts payable and accrued liabilities:
Affiliates	188	132
Other	327	300
Other current liabilities	276	293

Total current liabilities	791	1,425

Long-term debt	622	619
Employee benefit obligations	1,160	1,068
Deferred income taxes	1,270	1,216
Other long-term liabilities	131	183

Parent funding	4,952	4,548

Total selected liabilities and parent funding	$8,926	$9,059

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF PARENT FUNDING FOR THE YEARS

ENDED DECEMBER 31, 2008, 2007 AND 2006

(dollars in millions)
Balance at January 1, 2006	$4,270
Net income	638
Net change due to parent funding, allocations and intercompany reimbursements	(465)

Balance at December 31, 2006	$4,443
Adoption of FIN 48	23
Net income	603
Net change due to parent funding, allocations and intercompany reimbursements	(521)

Balance at December 31, 2007	$4,548
Net income	552
Net change due to parent funding, allocations and intercompany reimbursements	(148)

Balance at December 31, 2008	$4,952

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

Years Ended December 31,	2008	2007	2006
	(dollars in millions)
Cash Flows From Operating Activities
Net Income	$552	$603	$638
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	759	796	907
Deferred income taxes, net	10	(67)	(71)
Employee retirement benefits	150	72	122
Provision for uncollectible accounts	65	58	79
Changes in current assets and liabilities:
Accounts receivable	(23)	(32)	(24)
Materials and supplies	(22)	2	(1)
Other current assets	7	26	1
Accounts payable and accrued liabilities	83	(148)	87
Other current liabilities	(17)	(6)	(40)
Other, net	(138)	(123)	(136)

Net cash provided by operating activities	1,426	1,181	1,562

Cash Flows From Investing Activities
Capital expenditures (including capitalized network software)	(730)	(703)	(702)
Purchases of short-term investments	(13)	(160)	(189)
Proceeds from sale of short-term investments	161	175	174
Proceeds from sales of assets	4	28	12

Net cash used in investing activities	(578)	(660)	(705)

Cash Flows From Financing Activities
Principal repayments of borrowings and capital lease obligations	(700)	—	(392)
Net change in parent funding, allocations and intercompany reimbursement	(148)	(521)	(465)

Net cash used in financing activities	(848)	(521)	(857)

Net change in cash	—	—	—

Cash, beginning of year	—	—	—

Cash, end of year	$—	$—	$—

See Notes to Combined Special-Purpose Financial Statements.

VERIZON’S SEPARATE TELEPHONE OPERATIONS

NOTES TO COMBINED SPECIAL-PURPOSE FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Verizon’s Separate Telephone Operations are comprised of the local exchange business and related landline activities of Verizon Communications Inc. (Verizon) in the states of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, including Internet access and long distance services and broadband video currently provided to certain customers in those states, (collectively the Business). The Business is comprised of portions of Verizon California Inc. and Verizon South Inc., and the stock of Contel of the South, Inc., Verizon Northwest Inc., Verizon North Inc., and Verizon West Virginia Inc. (after the transfer of certain operations, assets and liabilities of Verizon North and Verizon Northwest) and is referred to as ILECs; also included in the Business are portions of Verizon Long Distance LLC and Verizon Enterprise Solutions LLC, referred to as VLD and Verizon Online LLC, referred to as VOL. The Business excludes all activities of Verizon Business Global LLC and Verizon Wireless Inc.

Verizon California Inc., Verizon Northwest Inc., Verizon North Inc., Verizon South Inc. and Contel of the South Inc., are wholly owned subsidiaries of GTE Corporation (GTE), which is a subsidiary of Verizon. Verizon West Virginia Inc. is a wholly owned subsidiary of Verizon. Verizon Long Distance LLC, Verizon Enterprise Solutions LLC and Verizon Online LLC are indirect wholly-owned subsidiaries of Verizon. ILECs, VLD, and VOL are referred to collectively as “the Companies.”

We have one reportable segment, servicing a territory consisting of Local Access and Transport Areas (LATAs) in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin. These LATAs are generally centered on a city or based on some other identifiable common geography. Our business includes regulated and unregulated carrier business in all thirteen states, consisting principally of:

•	local wireline customers and related operations and assets used to deliver:

•	local exchange service,

•	intraLATA toll service,

•	network access service,

•	enhanced voice and data services, and

•	products at retail stores;

•	consumer and small business switched long distance customers (excluding any customers of Verizon Business Global LLC);

•	dial-up, high speed Internet (or Digital Subscriber Line) and fiber-to-the-premises Internet service provider customers; and

•	broadband video in certain areas in Indiana, Oregon and Washington.

Many of the communications services we provide are subject to regulation by the state regulatory commissions of Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, with respect to intrastate rates and services and other matters. In Idaho, we have made the election under a statutory amendment into a deregulatory regime that phases out all price regulation. The FCC regulates rates that we charge long-distance carriers and end-user subscribers for interstate access services and interstate traffic. All of the broadband video services we provide, including the payment of franchise fees, are subject to regulation by state regulatory commissions or local governmental authorities.

Basis of Presentation

Financial statements had not been historically prepared for the Business, as it was not operated as a separate business and does not constitute a separate legal entity. The accompanying combined special-purpose financial statements have been prepared to present the statements of selected assets, selected liabilities and parent funding, and statements of income, parent funding and cash flows of the Business in contemplation of a potential spin-off, or business combination involving the Business. The accompanying combined special-purpose financial statements have been prepared in accordance with U.S. generally accepted accounting principles using specific information where available and allocations where data is not maintained on a state-specific basis within the Companies’ books and records. The allocations impacted substantially all of the income statement items other than operating revenues and balance sheet items with the exception of plant, property and equipment, accumulated depreciation and materials and supplies, which were maintained at the state level.

The combined special-purpose financial statements include the wireline-related businesses, Internet access and long distance services provided to customers in those thirteen states. All significant intercompany transactions have been eliminated.

The preparation of the financial information related to our business, which is included in the accompanying combined special-purpose financial statements, was based on the following:

ILECs: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, plant, property and equipment, accumulated depreciation, materials and supplies and certain other assets and liabilities were determined based upon state specific records; accounts receivable were allocated based upon applicable billing system data; short-term investments, accrued payroll related liabilities and certain employee benefit obligations were allocated based on employee headcount; and accounts payable were allocated based upon applicable operating expenses. The remaining assets and liabilities were primarily allocated based upon relevant percentages of our ILECs’ revenues, operating expenses and headcount to the total revenues, operating expenses and headcount of each of the Verizon ILEC businesses. For the Combined Statements of Income, operating revenues and certain operating expenses were based on state specific records.

VOL: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on applicable operating revenues; accounts payable were allocated based on the applicable operating expenses; the remaining assets and liabilities were determined based upon state-specific records. For the Combined Statements of Income, operating revenues were determined using applicable billing system data and depreciation expense was determined based upon state-specific records. The remaining operating expenses were allocated based on the percentage of our VOL’s revenues to total Verizon VOL’s revenues applied to operating expense for total Verizon VOL.

VLD: For the Combined Statements of Selected Assets, Selected Liabilities and Parent Funding, receivables were allocated based on the applicable operating revenues and accounts payable were allocated based on applicable operating expenses. Other current liabilities, which consist of advanced billings, were allocated based upon the revenue percentage of our VLD’s revenues to the total operating revenues of Verizon VLD. For the Combined Statements of Income, operating revenues were determined using applicable billing system data; operating expenses were allocated based on the percentage of our VLD’s revenues to total Verizon VLD’s revenues applied to operating expenses for total Verizon VLD.

We believe the allocations used to determine selected amounts in the financial statements are appropriate methods to reasonably reflect the related assets, liabilities, revenues and expenses of our business.

Use of Estimates

The accompanying combined special-purpose financial statements have been prepared using U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of plant, property and equipment, pension and postretirement benefit assumptions, and income taxes. In addition, estimates were made to determine the allocations in preparing the combined special-purpose financial statements as described above.

Revenue Recognition

We recognize service revenues based upon usage of our local exchange network and facilities and contract fees. Fixed fees for local telephone, long distance, Internet access and certain other services are recognized in the month the service is provided. Revenue from other services that are derived from fixed fee or that exceed contracted amounts is recognized when such services are provided.

We recognize revenue for services, in which we bundle the equipment with maintenance and monitoring services, when the equipment is installed in accordance with contractual specifications and ready for the customer’s use. The maintenance and monitoring services are recognized monthly over the term of the contract as the services are provided. Long-term contracts are accounted for using the percentage of completion method. The completed contract method is used when the costs cannot be estimated with a reasonable degree of reliability.

Non-recurring customer activation fees, along with the related costs up to, but not exceeding the activation fees, are deferred and amortized over the customer relationship period.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers that are within the scope of Emerging Issues Task Force (EITF) No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF No. 06-3) in the financial statements on a net basis.

Maintenance and Repairs

The cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, is charged primarily to cost of services and sales as these costs are incurred.

Short-term Investments

Our short-term investments, which are stated at fair value, consist primarily of money market funds held in trust to pay for certain employee benefits. The decline in short-term investments at December 31, 2008 was due to a decrease in the annual trust funding.

Trade and Other Accounts Receivable

Trade and other accounts receivable are stated at the amount we expect to collect. We maintain allowances for uncollectible accounts for estimated losses resulting from the inability of our customers to make required payments. In determining these estimates, we consider historical write-offs, the aging of the receivables and other factors, such as overall economic conditions.

Materials and Supplies

Materials and supplies include new and reusable supplies and network equipment, which are stated principally at average original cost, except that specific costs are used in the case of large individual items.

Plant, Property and Equipment

We record our plant, property, and equipment at cost. Depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, property and equipment less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used are presented in the following table:

Average Useful Lives (in years)
Buildings	25 – 45
Central office equipment	5 – 11
Outside communications plant
Copper cable	14 – 18
Fiber cable	20 – 25
Poles and conduit	30 – 50
Furniture, vehicles and other	5 – 15

When depreciable telephone plant used in our wireline network is replaced or retired, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation.

Network software purchased or developed in connection with related plant assets is capitalized. Interest associated with the acquisition or construction of plant assets is also capitalized. Capitalized interest is reported as a cost of plant and a reduction in interest expense.

Annually, we review the estimated useful lives of plant, property, and equipment along with the associated depreciation rates.

Effective January 1, 2009, the average lives of fiber cable were increased from a range of 20 to 25 years to 25 years. As a result, 2009 depreciation expense is expected to decrease by $6 million ($4 million after tax). Effective January 1, 2009, the average life of copper cable was standardized from a range of 14 to 18 years to 15 years. As a result, 2009 depreciation expense is expected to increase by $37 million ($23 million after tax). Effective January 1, 2009, the average life of switch-related network software was changed from 3 years to 5 years. As a result, 2009 depreciation expense is expected to decrease by $2 million ($1 million after tax).

Effective January 1, 2008, the average useful lives of fiber cable was increased from 20 years to more than 20 up to 25 years. As a result, 2008 depreciation expense decreased by $9 million ($5 million after tax). Effective January 1, 2007, the useful life for buildings was increased to 45 years from a previous range of 25 to 42 years. As a result, 2007 depreciation expense decreased by $29 million ($18 million after tax). In addition, the useful life of circuit equipment was increased from 8 to 9 years, effective January 1, 2007. This resulted in a decrease in 2007 depreciation expense of $32 million ($19 million after tax).

We believe that current estimated useful asset lives are reasonable, although they are subject to regular review and analysis. In the evaluation of asset lives, multiple factors are considered, including, but not limited to, the ongoing plans to roll out the broadband network, technology upgrades and enhancements, planned retirements, and the adequacy of reserves.

Impairment of Long-Lived Assets

Plant, property, and equipment and intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications are present, we test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Computer Software Costs

We capitalize the cost of network and non-network software which has a useful life in excess of one year in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Subsequent additions, modifications or upgrades to network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of network and non-network software. Capitalized non-network computer software costs are amortized using the straight-line method over a period of 5 to 7 years. Effective January 1, 2009, the amortization period for non-network software costs was increased to 6 to 7 years.

Advertising Costs

Advertising costs for advertising products and services are charged to Selling, general and administrative expense in the period in which they are incurred.

Stock-Based Compensation

We participate in the Verizon Communications Long Term Incentive Plan (the Plan). The Plan permits the granting of nonqualified stock options, incentive stock options, restricted stock, restricted stock units (RSU), performance shares, performance share units (PSU) and other awards.

Restricted Stock Units

The Plan provides for grants of RSUs that vest at the end of the third year of the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid.

Performance Share Units

The Plan also provides for grants of PSUs that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Verizon’s Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding goals have been achieved over the three-year performance cycle. All payments are subject to approval by Verizon’s Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

Stock Options

The Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted stock options since 2004.

The structure of Verizon’s stock incentive plans does not provide for the separate determination of certain disclosures for our business. The costs associated with such plans are allocated to us as part of the general allocations and are not relevant on a participant basis. The disclosures omitted are the rollforward of stock option activity, the assumptions used in the Black-Scholes valuation and information about the range of exercise prices for outstanding and exercisable options.

After-tax compensation expense for stock options and other stock-based compensation included in net income as reported for the years ended December 31, 2008, 2007 and 2006 was not material.

Employee Benefit Plans

We participate in certain Verizon benefit plans. Under these plans, pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, a company must determine the fair value of plan assets as of the company’s year-end. We adopted SFAS No. 158 effective December 31, 2006 (See Note 6).

We maintain ongoing severance plans for both management and associate employees who are terminated. The costs for these plans are accounted for under SFAS No. 112, Employers’ Accounting for Postemployment Benefits-an amendment of FASB Statements No. 5 and 43 (SFAS No. 112). Severance benefits are accrued based on the terms of the severance plan over the estimated service periods of the employees. The accruals are also based on the historical run-rate of actual severances and expectations for future severances. Severance costs are included in selling, general and administrative expense in the statement of income (See Note 6).

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 also establishes a three-tier hierarchy for inputs used in measuring fair value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3—No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

On February 12, 2008, FASB issued FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157 (FSP 157-2), which delays the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We elected a partial deferral of SFAS No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when evaluating other intangible assets. On October 10, 2008, the FASB issued FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3), which clarifies application of SFAS No. 157 in a market that is not active. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of partially adopting SFAS No. 157 on January 1, 2008 and the related FSPs 157-2 and 157-3 was not material to our financial statements.

SFAS No. 159

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS No. 115 (SFAS No. 159), permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As we did not elect to fair value any of our financial instruments under the provisions of SFAS No. 159, our adoption of this statement effective January 1, 2008 did not have an impact on our financial statements.

Income Taxes

Verizon and its domestic subsidiaries, including us, file consolidated federal income tax returns. We participate in a tax sharing agreement with Verizon and are allocated tax payments based on the respective tax liability as if on a separate company basis. Current and deferred tax expense has been determined by applying the provisions of SFAS No. 109, Accounting for Income Taxes, to our business as if we were a separate taxpayer.

We use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal and amortize these credits over the estimated service lives of the related assets as a reduction to the Income Tax Provision.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The first step is recognition: We determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability. As a result of the implementation of FIN 48, we recorded a net decrease in liabilities for unrecognized tax benefits of $23 million with an offsetting increase to retained earnings as of January 1, 2007.

2.    PLANT, PROPERTY AND EQUIPMENT

We maintain continuing property records, which identify specific plant, property and equipment balances, depreciation reserves and annual capital expenditure amounts for our business. The plant, property and equipment balance in the accompanying statements of selected assets, selected liabilities, and parent funding is based on these specific amounts and does not include any allocations of common assets utilized in providing centralized services and otherwise not specifically associated with our business.

The following table displays the details of our plant, property and equipment, which is stated at cost:

At December 31,	2008	2007
	(dollars in millions)
Land	$50	$50
Buildings	1,130	1,130
Central office equipment	7,262	7,227
Outside communications plant	9,992	9,664
Furniture, vehicles and other work equipment	370	416
Construction-in-progress	49	53
Other	307	291

	19,160	18,831
Less accumulated depreciation	13,667	13,310

Total	$5,493	$5,521

3.    LEASES

We lease certain facilities and equipment for use in our operations principally under operating leases. Total rent expense under operating leases amounted to $189 million, $217 million and $224 million in 2008, 2007 and 2006, respectively. Of these amounts, $135 million, $162 million and $165 million in 2008, 2007 and 2006, respectively, were lease payments to affiliated companies.

The table below displays the aggregate minimum rental commitments under noncancelable operating leases for the periods shown at December 31, 2008, excluding those with affiliated companies:

Years	Third-Party Operating Leases
(dollars in millions)
2009	$10
2010	8
2011	5
2012	4
2013	3
Thereafter	3

Total minimum rental commitments	$33

4.    DEBT

Debt Maturing Within One Year

Debt maturing within one year is as follows:

At December 31,	2008	2007
	(dollars in millions)
Current portion of long-term debt	$—	$700

The fair value of our short-term and long-term debt is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value of our long-term and short-term debt was $604 million and $1,358 million at December 31, 2008 and 2007, respectively, as compared to the carrying value of $622 million and $1,319 million, respectively at December 31, 2008 and 2007.

Long-Term Debt

Long-term debt consists of debentures that were issued by the Companies. Interest rates and maturities of the amounts outstanding are as follows at December 31:

Description	Interest Rate	Maturity	2008	2007
			(dollars in millions)
Ten year debenture	5.650%	2008	$—	$250
Ten year debenture	5.550	2008	—	200
Twelve year debenture	6.900	2008	—	250
Twelve year debenture	6.375	2010	200	200
Twelve year debenture	6.300	2010	175	175
Thirty year debenture	6.730	2028	200	200
Forty year debenture	8.400	2029	50	50

			625	1,325
Unamortized premium and discount, net			(3)	(6)

Total long-term obligations			622	1,319
Less maturing within one year			—	700

Total long-term debt			$622	$619

During the fourth quarter of 2008, Verizon North’s 5.65% debenture of $250 million, Verizon Northwest’s 5.55% debentures of $200 million and Verizon North’s 6.9% debenture of $250 million matured and were repaid.

The terms of the debentures shown above are subject to the restrictions and provisions of the indentures governing that debt. None of the debentures shown above were held in sinking or other special funds or pledged by us. Debt discounts and premiums on our outstanding long-term debt are amortized over the lives of the respective issues.

We are in compliance with all of our debt covenants.

5.    FINANCIAL INSTRUMENTS

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of short-term investments and trade receivables. Concentrations of credit risk with respect to trade receivables, other than those from AT&T Inc. (AT&T) and Sprint Nextel Corporation (Sprint), are limited due to the large number of customers. We generated revenues from services provided to AT&T and Sprint (primarily network access and billing and collection) of $227 million and $76 million in 2008, $246 million and $78 million in 2007 and $222 million and $64 million in 2006, respectively.

While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider this risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial position.

6.    EMPLOYEE BENEFITS

We participate in Verizon’s benefit plans. Verizon maintains noncontributory defined pension plans for many of its employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on our share of cost for recent and future retirees. Verizon also sponsors defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. A measurement date of December 31 is used for the pension and postretirement health care and life insurance plans.

The structure of Verizon’s benefit plans does not provide for the separate attribution of the related pension and postretirement assets and obligations at the Business level. Because there is not a separate plan for our business, the annual income and expense related to such assets and obligations have been allocated to us and are reflected as prepaid pension assets and employee benefit obligations in the combined statements of selected assets, selected liabilities and parent funding.

The structure of Verizon’s benefit plans does not provide for the separate determination of certain disclosures for the Companies’ or our business. The required information is provided on a consolidated basis in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2008.

Pension Plans and Other Postretirement Benefits

Pension and other postretirement benefits for the majority of our employees are subject to collective bargaining agreements. Approximately 82% of the employees (associates) of the ILECs’ operations are covered by collective bargaining agreements which expire at different times. Modifications in benefits have been bargained for from time to time, and Verizon may also periodically amend the benefits in the management plans.

Benefit Cost

The following table summarizes the benefit costs related to our pension and postretirement health care and life insurance plans associated with the ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, the benefit costs for these businesses were not separable for disclosure purposes.

	Pension			Health Care and Life
At December 31,	2008	2007	2006	2008	2007	2006
	(dollars in millions)
Net periodic benefit (income) cost	$(143)	$(116)	$(87)	$193	$188	$172
Settlement loss	98	—	33	—	—	—
Termination benefits	2	—	3	—	—	1

Total cost	$(43)	$(116)	$(51)	$193	$188	$173

We recorded a pension settlement loss of $98 million in 2008 and $33 million in 2006, as lump-sum payments exceeded the threshold of service and interest costs. The settlement and termination benefits of pension obligations are recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.

The employee benefit assets and obligations associated with our ILECs’ operations and recognized in our combined statements of selected assets, selected liabilities and parent funding consist of:

	Pension		Health Care and Life
At December 31,	2008	2007	2008	2007
	(dollars in millions)
Prepaid pension asset	$2,611	$2,567	$—	$—
Employee benefit obligations	6	6	1,102	1,006

The changes in the employee benefit asset and obligations from year to year were caused by a number of factors, including changes in actuarial assumptions (see Assumptions) and settlements.

Assumptions

The weighted-average assumptions used in determining benefit obligations are as follows:

	Pension		Health Care and Life
At December 31,	2008	2007	2008	2007
Discount rate	6.75%	6.50%	6.75%	6.50%
Rate of future increases in compensation	4.00	4.00	N/A	4.00

The weighted-average assumptions used in determining net periodic cost are as follows:

	Pension			Health Care and Life
Years Ended December 31,	2008	2007	2006	2008	2007	2006
Discount rate	6.50%	6.00%	5.75%	6.50%	6.00%	5.75%
Expected return on plan assets	8.50	8.50	8.50	8.25	8.25	8.25
Rate of compensation increase	4.00	4.00	4.00	4.00	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value added. To determine the aggregate return for the Verizon pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the Trust’s long-term asset allocation policy.

The assumed health care cost trend rates are as follows:

	Heath Care and Life
At December 31,	2008	2007	2006
Health care cost trend rate assumed for next year	9.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2014	2013	2011

Savings Plans and Employee Stock Ownership Plans

Substantially all of our employees are eligible to participate in savings plans maintained by Verizon. Verizon maintains four leveraged employee stock ownership plans (ESOP) for its management employees. Under these plans, a certain percentage of eligible employee contributions are matched with shares of Verizon’s common stock. We recognize savings plan costs based on these matching obligations. We recorded total savings plan costs of $20 million in 2008, $24 million in 2007 and $22 million in 2006.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS No. 112:

(dollars in millions)
Year	Beginning of Year	Charged to Expense(a)	Payments	End of Year
2006	$36	$13	$(22)	$27
2007	27	56	(19)	64
2008	64	11	(24)	51

(a)	Includes accruals for ongoing employee severance costs and $9 million, $53 million and $9 million of special charges in 2008, 2007 and 2006, respectively.

The severance liability at December 31, 2008 includes future contractual payments due to employees separated as of the end of the year.

7.    PARENT FUNDING AND INTEREST EXPENSE

For purposes of these combined special-purpose financial statements, some funding requirements have been summarized as “Parent Funding” without regard to whether the funding represents debt or equity. No separate equity accounts are maintained for our business and debt instruments that cannot be directly attributable to our business are allocated to us and included in the parent funding. As such, a portion of interest expense net of interest income for the years ended December 31, 2008, 2007 and 2006 was allocated to us based on the percentage of our parent funding relative to the total debt and equity for the Companies.

8.    INCOME TAXES

The components of income tax provision are presented in the following table:

Years Ended December 31,	2008	2007	2006
	(dollars in millions)
Current:
Federal	$245	$371	$393
State and local	58	59	57

	303	430	450

Deferred:
Federal	19	(56)	(68)
State and local	(9)	(11)	(3)

	10	(67)	(71)

Total income tax provision	$313	$363	$379

The following table shows the primary reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	3.6	3.2	3.5
FIN 48	(1.3)	0.3	—
Medicare subsidy	(1.2)	(1.0)	(0.9)
Other, net	0.1	0.1	(0.3)

Effective income tax rate	36.2%	37.6%	37.3%

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of our deferred tax assets and liabilities are shown in the following table:

At December 31,	2008	2007
	(dollars in millions)
Deferred tax assets:
Employee benefits	$511	$473
Allowance for uncollectible accounts	19	21
Other assets	46	55

Total deferred tax assets	576	549

Deferred tax liabilities:
Employee benefits	1,018	1,059
Depreciation	757	690
Other liabilities	11	—

Total deferred tax liabilities	1,786	1,749

Net deferred tax liabilities	$1,210	$1,200

No valuation allowance has been recorded against deferred tax assets as of December 31, 2008 and December 31, 2007.

FASB Interpretation No. 48

FIN 48 prescribes the recognition, measurement and disclosure standards for uncertainties in income tax positions. A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	2008	2007
	(dollars in millions)
Balance at January 1	$71	$73
Additions based on tax positions related to the current year	8	6
Additions for tax positions of prior years	(2)	—
Reductions for tax positions of prior years	(5)	(8)
Settlements	(25)	—

Balance at December 31	$47	$71

During the year ended December 31, 2008, Verizon settled the federal income tax audit for tax years 2000 through 2003 with the IRS. This settlement resulted in payments of approximately $25 million.

Included in the total unrecognized tax benefits at December 31, 2008 and 2007 is $5 million and $5 million, respectively that, if recognized, would favorably affect the effective tax rate.

We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During 2008, we recognized a net after tax benefit in the income statement related to interest and penalties of approximately $10 million (after-tax). We had approximately $13 million (after-tax) and $23 million (after tax) for the payment of interest and penalties accrued in the combined statements of selected assets, selected liabilities and parent funding at December 31, 2008 and December 31, 2007, respectively.

During the year ended December 31, 2007, we recognized approximately $5 million (after-tax) for the payment of interest and penalties. We had approximately $23 million (after-tax) and $18 million (after-tax) for the payment of interest and penalties accrued in the balance sheet at December 31, 2007 and January 1, 2007, respectively.

Verizon and its domestic subsidiaries files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Business is generally no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2004. The IRS is currently examining the U.S. income tax returns for years 2004 through 2006 that could affect the Business. We do not anticipate that the liability for unrecognized tax benefits will change by a significant amount in the next twelve months.

9.    TRANSACTIONS WITH AFFILIATES

Our operating revenue includes transactions with Verizon for the provision of local telephone services, network access, billing and collection services, interconnection agreements and the rental of facilities and equipment. These services were reimbursed by Verizon based on tariffed rates, market prices, negotiated contract terms that approximated market rates, or actual costs incurred by us.

We reimbursed Verizon for specific goods and services it provided to, or arranged for, us based on tariffed rates, market prices or negotiated terms that approximated market rates. These goods and services included items such as communications and data processing services, office space, professional fees and insurance coverage.

We also reimbursed Verizon our share of costs incurred by Verizon to provide services on a common basis to all of its subsidiaries. These costs included allocations for marketing, sales, accounting, finance, materials management, procurement, labor relations, legal, security, treasury, human resources, tax and audit services. The allocations were based on actual costs incurred by Verizon and periodic studies that identified employees or groups of employees who were totally or partially dedicated to performing activities that benefited our business. These allocations were based on actual costs incurred by Verizon, as well as on the size of our business relative to other Verizon subsidiaries. We believe that these cost allocations are reasonable for the services provided. We also believe that these cost allocations are consistent with the nature and approximate amount of the costs that we would have incurred on a stand-alone basis.

We also recognized an allocated portion of interest expense in connection with our contractual agreements with Verizon for the provision of short-term financing and cash management services. Verizon issues commercial paper and obtains bank loans to fund the working capital requirements of Verizon’s subsidiaries, including us, and invests funds in temporary investments on their behalf.

The affiliate operating revenue and expense amounts included only our ILECs operations. Because our operating expenses associated with VLD and VOL were determined predominantly through allocations, separate identification of the affiliate transactions was not available.

10.    ADDITIONAL FINANCIAL INFORMATION

The tables below provide additional financial information related to the Business’ financial statements:

Years Ended December 31,	2008	2007	2006
	(dollars in millions)
Statements of Cash Flows:
Cash paid during the year for:
Income taxes, net of amounts refunded	$333	$472	$472
Interest, net of amounts capitalized (excluding affiliates)	79	88	122

Statements of Income:
Depreciation expense	758	794	904
Interest costs incurred	189	205	201
Capitalized interest	(3)	(2)	(2)
Advertising expense allocated from affiliates	39	28	19

At December 31,	2008	2007
	(dollars in millions)
Statements of Selected Assets, Selected Liabilities and Parent Funding:
Prepaid Expense and Other
Deferred activation costs	$81	$93
Other	12	7

	$93	$100

Accounts Payable and Accrued Liabilities—Other
Accrued payroll related	$110	$128
Accounts Payable	97	77
Accrued general taxes	49	55
Accrued income taxes	58	12
Other	13	28

	$327	$300

Other Current Liabilities
Advanced billings and customer deposits	$145	$152
Deferred activation revenues	81	93
Other	50	48

	$276	$293

11.    COMMITMENTS AND CONTINGENCIES

Various legal actions and regulatory proceedings are pending to which the Companies are a party and claims may exist which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with legal and regulatory matters that we currently deem to be probable and estimable. We do not believe the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on the financial condition of our business, but it could have a material effect on our results of operations.

From time to time, state regulatory decisions require us to assure customers that we will provide a level of service performance that falls within prescribed parameters. There are penalties associated with failing to meet those service parameters, and we, from time to time, have paid such penalties. We do not expect these penalties to have a material effect on the financial condition of our business, but they could have a material effect on our results of operations.

Schedule II — Valuation and Qualifying Accounts

Verizon’s Separate Telephone Operations

For the Years Ended December 31, 2008, 2007 and 2006

		Additions
Description	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts Note (a)	Deductions		Balance at End of Period
	(dollars in millions)
Allowances for Uncollectible
Accounts Receivable:
Year 2008	$54	$65	$(2)	$(68	)(b)	$49
Year 2007	66	58	(3)	(67	)(b)	54
Year 2006	72	79	1	(86	)(b)	66
Severance Reserves:
Year 2008	$64	$11	$—	$(24)		$51
Year 2007.	27	56	—	(19)		64
Year 2006	36	13	—	(22)		27

(a)	Charged to other accounts includes accruals charged to accounts payable for anticipated uncollectibles charges on purchase of accounts receivable from others which were billed by us.
(b)	Deductions includes amounts written off as uncollectible, net of recoveries.

PROSPECTUS

Frontier Communications Corporation

Debt Securities

We may from time to time offer to sell our debt securities, which may consist of debentures, notes or other types of debt.

We may offer and sell these debt securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide specific terms of any securities to be offered in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at 3 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203) 614-5600.

Investing in our securities involves risks. Please refer to the “Risk Factors” section on page 2 and the supplemental risk factors contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating such investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2009

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ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, any combination of the securities described in this prospectus or any accompanying prospectus supplement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement, including its exhibits. For further information, we refer you to the registration statement, including its exhibits, the documents incorporated by reference therein and herein as well as any accompanying prospectus supplements. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus and any accompanying prospectus supplement together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information.” Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. The information in this prospectus, any accompanying prospectus supplement or any document incorporated herein or therein by reference is accurate as of the date contained on the cover of such documents. Neither the delivery of this prospectus nor any accompanying prospectus supplement, nor any sale made under this prospectus nor any accompanying prospectus supplement will, under any circumstances, imply that the information in this prospectus or any accompanying prospectus supplement is correct as of any date after the date of this prospectus or any such accompanying prospectus supplement. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in any accompanying prospectus supplement. You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with any other information.

Unless otherwise expressly stated herein or the context otherwise requires, all references in this prospectus to “Frontier,” “we,” “us,” “our,” “our company” or “the company” refer to Frontier Communications Corporation, a Delaware corporation, and its direct and indirect subsidiaries.

OUR COMPANY

We are a full-service communications provider and one of the largest local exchange telephone carriers in the country based on the number of access lines. We are typically the leading incumbent carrier in the markets we serve and provide the “last mile” of telecommunications services to residential and business customers in these markets. We offer telephone, internet and television services, as well as bundled offerings, ESPN360 streaming video, security solutions and specialized bundles for residences, small business and home offices.

The services that we provide include access, local and long distance services, data and internet services, directory services, television services and more recently, wireless services. Through our access services, we allow other carriers the use of our facilities to originate and terminate their long distance voice and data traffic. We also allow certain carriers and high-volume commercial customers access to dedicated high-capacity circuits. Through our local services, we provide basic and enhanced telephone wireline access services to residential and business customers. Through our long distance services, we offer local services customers the opportunity to obtain both local and long distance calling service from us. Our data and internet services offer customers a range of internet access and data transfer options. Our directory services involve the provision of white and yellow pages directories for residential and business listings. We provide television services in partnership with a satellite television provider. During 2006, we began offering wireless data services in certain markets.

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Our mission is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We offer a variety of voice, data and internet, and television services that are available as bundled or packaged solutions and for some products, a la carte. We believe that superior customer service and innovative product positioning will continue to differentiate us from our competitors in the markets in which we compete.

For the year ended December 31, 2008, we had total revenue of approximately $2.2 billion.

We are a Delaware corporation with executive offices at 3 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203) 614-5600.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus, we will use the net proceeds from the sale of any debt securities for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. For purposes of this ratio, earnings consist of pre-tax income (loss) from continuing operations before dividends on convertible preferred securities, extraordinary expense, cumulative effect of changes in accounting principles and income (loss) from equity investees, plus fixed charges (except for interest capitalized and preferred dividend requirements of consolidated subsidiaries) and distributed income of equity investees. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed to be representative of interest.

Year Ended December 31,
2004	2005	2006	2007	2008
1.13	1.75	2.13	1.87	1.76

DESCRIPTION OF DEBT SECURITIES

We will set forth in the applicable prospectus supplement a description of any debt securities that may be offered pursuant to this prospectus.

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PLAN OF DISTRIBUTION

We may sell the offered securities through agents, through underwriters or dealers, directly to one or more purchasers, or through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

VALIDITY OF SECURITIES

The validity of the securities offered hereby will be passed upon for us by Jones Day, New York, New York.

EXPERTS

The consolidated financial statements of Frontier Communications Corporation as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov. Our SEC filings can also be found on our website at http://www.frontier.com. However, the information on our website is not a part of this prospectus. In addition, you can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. This prospectus and the information that we file later with the SEC may update and supersede the information we incorporate by reference. We incorporate by reference the following documents listed below and any future filings (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K) made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•

our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2008, but only to the extent that such information was incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2007; and

•	our Current Reports on Form 8-K filed on January 6, 2009, February 6, 2009, March 23, 2009 and March 27, 2009.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Frontier Communications Corporation, 3 High Ridge Park, Stamford, Connecticut 06905, Telephone No. (203) 614-5600.

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